As confidentially submitted to the Securities and Exchange Commission on March 19, 2020

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Southern States Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Alabama	6022	26-2518085
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

615 Quintard Ave.

Anniston, AL 36201

(256) 241-1092

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen W. Whatley

Chairman and Chief Executive Officer

Southern States Bancshares, Inc.

615 Quintard Ave.

Anniston, AL 36201

(256) 241-1092

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael D. Waters Clinton H. Smith C. Hogan Paschal Jones Walker LLP 420 20th Street North Suite 1100 Birmingham, AL 35203 (205) 244-5210 (205) 244-5410 (facsimile)	Ralph F. MacDonald, III, Esq. Jones Day 1420 Peachtree St., N.E. Suite 800 Atlanta, Georgia 30309 (404) 521-3939 (404) 581-8330 (facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, $5.00 par value per share	$	$

(1)

Includes shares of common stock to be sold by the selling stockholders and shares of common stock that may be purchased by the underwriters pursuant to their option to purchase additional shares in this offering, if any.

(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor is it soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                , 2020

PROSPECTUS

                Shares

Common Stock

This is the initial public offering of shares of common stock of Southern States Bancshares, Inc. We are a bank holding company for Southern States Bank, an Alabama state-chartered commercial bank with executive offices in Anniston, Alabama.

We are offering            shares of our voting common stock. The selling stockholders identified in this prospectus are offering an additional            shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no established public trading market for our common stock. We intend to apply to list our common stock on the NASDAQ Capital Market (“NASDAQ”) under the symbol “SSBK.” We currently estimate that the initial public offering price per share of our common stock will be between $         and $         per share.

We are an “emerging growth company” under applicable federal securities law and, as such, will be subject to reduced public company reporting requirements. See “Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors,” beginning on page 18, for a discussion of certain risks that you should consider before investing in our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to us before expenses	$	$
Proceeds to the selling stockholders before expenses	$	$

(1)	See “Underwriting” for additional information regarding the underwriting discounts and commissions and certain expenses payable to the underwriters by us.

The underwriters have an option for a period of 30 days to purchase up to an additional                 shares of our common stock from us on the same terms set forth above.

Neither the Securities and Exchange Commission, nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Our common stock is not a deposit and is not insured or guaranteed by the FDIC or any other governmental agency.

The underwriters expect to deliver the shares of our common stock to purchasers on or about                , 2020 through the book-entry facilities of The Depository Trust Company.

KEEFE, BRUYETTE & WOODS A Stifel Company	SUNTRUST ROBINSON HUMPHREY

The date of this Prospectus is                 , 2020

TOTAL ASSETS

(in millions)

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Neither we, the selling stockholders nor the underwriters take responsibility for, or can provide any assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of our common stock offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. Neither we, the selling stockholders nor the underwriters are making an offer of shares of our common stock in any state, country or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any free writing prospectus that we provide to you is accurate as of any date other than the date of the applicable document regardless of its time of delivery or the time of any sales of our common stock. Our business, financial condition, results of operations and cash flows may have changed since the date of the applicable document.

Unless otherwise indicated, this prospectus describes the specific details regarding this offering, which we refer to as the “offering,” and the terms and conditions of our common stock, $5.00 par value per share, which we refer to as “common stock,” being offered hereby and the risks of investing in our common stock. For additional information, please see the section entitled “Where You Can Find More Information.”

You should not interpret the contents of this prospectus or any free writing prospectus that we authorize to be delivered to you to be legal, business, financial or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

Basis of Presentation

In this prospectus, “we,” “our,” “us,” “Southern States Bancshares,” “Southern States,” or “the Company” refers to Southern States Bancshares, Inc., an Alabama corporation, and all consolidated subsidiaries including Southern States Bank, an Alabama banking corporation, unless the context indicates that we refer only to the parent company, Southern States Bancshares. In this prospectus, “Bank” or “Southern States Bank” refers to Southern States Bank, our wholly-owned bank subsidiary.

Industry and Market Data

This prospectus includes industry and market data, forecasts and information that we have prepared based, in part, upon data, forecasts and information that we obtained from regulatory sources, periodic industry publications, third-party studies and surveys, as well as filings of public companies in our industry, internal company surveys and other independent information publicly available to us. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we are not aware of any misstatements regarding the industry and market data as of the date of this prospectus, we have not independently verified this information and this information could prove to be inaccurate or incomplete. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. We believe our internal research is reliable, even though such research has not been verified by any independent sources. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties that are

ii

subject to change based on various factors. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus. See “Risk Factors.” Trademarks used in this prospectus are the property of their respective owners, although for presentational convenience, we may not use the ® or the TM symbols to identify such trademarks.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933 (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•

we are required to present only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations, and provide less than five years of selected financial data in this prospectus;

•

we are exempt from the requirement to obtain an attestation report from auditors on management’s assessment of internal control over financial reporting under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”);

•

we are not required to comply with any new requirements adopted by the Public Accounting Oversight Board (“PCAOB”), requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•

we are permitted to provide less extensive disclosure about our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation; and

•	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We will cease to be an emerging growth company upon the earliest of: (i) the last day of the fiscal year in which we have at least $1.07 billion in annual gross revenues, (ii) the date on which we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (the last day of the fiscal year in which we have more than $700 million in market value of our common stock held by non-affiliates as of the prior June 30), (iii) the date on which we issue more than $1.00 billion of non-convertible debt during the prior three-year period, or (iv) the last day of the fiscal year following the fifth anniversary of our initial public offering. We may choose to take advantage of some but not all of these reduced burdens. We have elected to adopt certain of the reduced disclosure requirements described above for purposes of the registration statement of which this prospectus is a part.

We expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the U.S. Securities and Exchange Commission (“SEC”) and proxy statements that we use to solicit proxies from our stockholders. As a result, the information that we provide to our stockholders may be different than what you might receive from public reporting companies from which you hold equity interests. In addition, the JOBS Act permits us to take advantage of an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to use this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, may not be subject to all new or revised accounting standards generally applicable to public companies for the transition period as long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act. As a result, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards on a non-delayed basis.

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PROSPECTUS SUMMARY

This summary highlights selected information contained in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and our historical financial statements and the accompanying notes included in this prospectus before deciding to invest in our common stock.

Company Overview

We are a bank holding company headquartered in Anniston, Alabama. We operate primarily through our wholly-owned subsidiary, Southern States Bank, an Alabama banking corporation formed in 2007. The Bank is a full service community banking institution, which offers an array of deposit, loan and other banking-related products and services to businesses and individuals in our communities. Our franchise is focused on personalized, relationship-driven service combined with local market management and expertise to serve small and medium size businesses and individuals. We believe that these services will build stronger, growing communities which will drive our success. As of December 31, 2019, we had total assets of $1.1 billion, gross loans of $837.4 million, total deposits of $950.5 million and total stockholders’ equity of $126.6 million.

We provide banking services from 15 offices in Alabama and Georgia. Our primary service areas in Alabama are Anniston, Auburn, Birmingham and Huntsville with a presence extending into Calhoun, Lee, Jefferson, Talladega, Madison, Cleburne and Randolph Counties of Alabama and their surrounding areas. In Georgia, we serve the Columbus metropolitan statistical area (“MSA”), as well as Carroll, Coweta, and Dallas Counties in the greater Atlanta MSA. The Bank also operates a loan production office (“LPO”) in Atlanta, Georgia.

Our History and Growth

The Bank was organized on August 23, 2007 by a group of financial executives and prominent business leaders with a shared vision to invest in highly experienced people and technology to offer high levels of personal service to our clients. Chartered with approximately $31 million of initial capital, the Bank opened its Anniston, Alabama headquarters along with an office in Opelika, Alabama. We opened our Birmingham office six months later in February 2008.

In the following years our growth has been driven by expansion in existing markets and into new markets. Over the last five years, we have an asset compound annual growth rate (“CAGR”) of over 20% while maintaining profitability, credit quality and prudent capital management. The following information summarizes our history and the tables illustrate our balance sheet and income statement growth as well as trends in other performance metrics as of or for the years ended December 31, 2015 through 2019:

•	On May 18, 2012, we acquired Alabama Trust Bank’s Sylacauga, Alabama branch and approximately $40 million in core deposits through an FDIC-assisted transaction.

•	We opened full-service de novo branches in Huntsville, Alabama and Carrollton, Georgia in January and June of 2015, respectively, along with an LPO in Atlanta, Georgia in August 2015.

•

In October 2015, we completed our acquisition of Columbus Community Bank in Columbus, Georgia and subsequently opened a second Columbus location in December 2015. We have successfully grown our deposits in this market from approximately $100 million at the time of acquisition to $142 million as of December 31, 2019.

•

In 2016, we completed two rounds of private growth capital, issuing $4.5 million in subordinated debt in June and another $41.2 million in equity in December to several institutional investors. In January 2017, we raised $3.4 million from local investors. We used the proceeds from these transactions to improve our capital ratios and to support our organic growth.

•

Using the newly issued capital, our loans grew by 40.4% during 2017 and 2018 and deposits grew by 49.2% during the same period. We also opened a full service branch in Newnan, Georgia and hired four experienced lenders in Georgia.

•

On May 8, 2019, we announced the acquisition of Wedowee, Alabama based East Alabama Financial Group, Inc. and its subsidiary bank, Small Town Bank (“Small Town Bank”) and closed the transaction in September of 2019. The aggregate consideration paid was approximately $24.0 million in cash and the issuance of 1,142,846 shares of common stock. As of June 30, 2019, Small Town Bank had $240.6 million in assets, $120.8 million in gross loans and $199.9 million in deposits, of which $192.1 million were core deposits. Small Town Bank operated six branches along the Alabama-Georgia border, and the acquisition allowed us to enter three new counties: Cleburne and Randolph County, Alabama and Paulding County, Georgia. Small Town Bank also operated a branch in Carroll County, Georgia, which we combined with an existing branch, and an LPO in Oxford, Alabama, which we consolidated with our branch there to expand our existing Anniston footprint.

Total Assets ($mm)	Total Loans ($mm)

Total Deposits ($mm)	Net Income ($mm)

*

Core net income is a non-GAAP financial measure. Please see “Non-GAAP Financial Measures” for a definition of core net income and a reconciliation of core net income to its most directly comparable GAAP financial measure.

Return on Average Assets (%)

*

Core return on average assets is a non-GAAP financial measure. Please see “Non-GAAP Financial Measures” for a definition of core return on average assets and a reconciliation of core return on average assets to its most directly comparable GAAP financial measure.

Business Strategy

Our business strategy is to deliver best-in-class customer service and to be the most trusted bank serving our markets, while maintaining our asset quality and profitability. We intend to execute our strategic plan through the following:

•

Continuing Our Organic Growth Strategy. Organic loan and deposit growth have been our primary tenet since establishing the Bank, and we believe it is paramount in driving long-term stockholder value. We seek to continue to focus on organic growth throughout our footprint by deepening ties within our communities, building upon current client relationships and further leveraging the extensive experience of our senior management team, board of directors and commercial bankers. We have successfully grown our balance sheet with net loan growth of 101.7% and deposit growth of 119.5% since 2015. We believe that our teams of engaged, experienced employees will continue to be an important factor in cultivating relationships with current and potential clients and driving growth. In addition to our employee focus, we have made significant investments in technology and risk management systems, and we believe that we have developed an infrastructure that can support significant additional growth with minimal capital investment.

•

Emphasizing Commercial Banking in Local Communities. We intend to continue operating as a community banking organization focused on meeting the specific needs of small and medium-sized businesses and individuals in our market areas. We will continue to provide a high degree of responsiveness and a wide variety of banking products and services to our customers. We are focused on being a dominant bank in the smaller markets we serve and a competitive player in our larger metropolitan markets. Our consistent corporate message is that the success of our communities and their businesses and individuals will drive the success of the Bank.

•

Pursuing Strategic Growth Opportunities through Acquisitions and New Market Development. We anticipate continuing to selectively pursue future acquisitions and new market expansions to supplement organic growth in our legacy markets. Our organic growth has been complemented by synergistic acquisitions and de novo expansion. We seek to expand our operations in attractive and adjacent markets with experienced banking teams that are a cultural fit and knowledgeable of our target client base. We may also make acquisitions or open additional offices in our existing markets. We seek acquisitions that provide meaningful financial benefits, long-term organic growth opportunities and economies of scale without compromising asset quality to the overall organization. Generally, we seek acquisitions of banks with $200.0 million to $600.0 million of assets headquartered in Alabama,

Georgia, and select southeastern Tennessee markets, with an emphasis along the I-20, I-85 and I-75 corridors. Currently, we believe that there are approximately 110 potential banks that meet our size and location targets.

•

Funding Asset Growth Through Core Deposits and Relationship Banking. We fund our loan growth primarily through low-cost customer deposits. Our ratio of core deposits (total deposits less time deposits greater than $250,000) were 95.1% of total deposits as of December 31, 2019. Our loan to deposit ratio as of December 31, 2019 was 88.1%. The strength of our deposit franchise results from our development and maintenance of long-standing customer relationships. Our relationship managers and branch managers actively seek lending relationships with our existing depositors. Today, we believe approximately 65% of our lending relationships have deposits with our bank and our top 25 loans all have deposit relationships as of December 31, 2019. Additionally, we attract deposits from our commercial customers by providing them with personal service, a broad suite of commercial banking and treasury management products and convenient services such as remote deposit capture and commercial internet banking.

•

Leveraging Technology to Enhance the Client Experience and Improve Productivity. We strive to maximize client convenience through the use of technology and our mobile banking applications, along with our strategically placed banking locations. Since our founding, we have made significant investments in technology to offer online and mobile banking products that we believe are comparable to those offered by many similar-sized competitors and those of the nation’s largest banks. We utilize a core processing service provider that we believe can support our growth plan. We also leverage technology solutions to manage cyber security risks and data privacy. In addition to client-facing technology, significant investments have been made in the technology and software utilized by our employees. This technology and software enables our employees to be more productive by enhancing workflow and internal and external management reporting, removing unnecessary steps and reducing manual errors.

Competitive Strengths

We believe that the following strengths will help us execute our business strategy:

•

Experienced and Invested Leadership. Our board of directors has decades of combined business experience from a variety of backgrounds. Our directors actively participate in and support community activities, which we believe significantly benefits our business development efforts. Our executive leadership team is comprised of established industry veterans with a track record of profitable growth, operating efficiencies and strong risk management. Collectively, our directors and senior executives own approximately 24.4% of the total common stock outstanding as of December 31, 2019, excluding stock held by a private equity fund with a representative on our board of directors.

•

Stephen W. Whatley, founder of the Bank, serves as Chief Executive Officer of Southern States, a position he has held since 2007, and Chairman of the Board of Southern States, a position he has held since 2014. Prior to founding Southern States, Mr. Whatley served as Market President at Colonial Bank covering several counties in East Alabama and West Georgia. Mr. Whatley has over 40 years of experience in the banking industry in multiple states across the country.

•

Mark Chambers serves as President of Southern States. Mr. Chambers has worked at Southern States since 2007, including as Senior Executive Vice President and President of the Southeast Region. He has served as President since 2019. Mr. Chambers held the position of Market President (Auburn and Opelika, Alabama) at Wachovia Bank before his time at Southern States. He has over 30 years of banking experience.

•

Lynn Joyce serves as Senior Executive Vice President and Chief Financial Officer of Southern States. She has held this position since joining Southern States in 2013. Prior to joining Southern States, Ms. Joyce served in various positions with First Financial Bank, Bessemer, Alabama, which was publicly traded on NASDAQ, and prior to that worked in public accounting at a national firm.

•

Greg Smith is Senior Executive Vice President and Chief Risk Officer, positions he has held since 2019. From 2006 until 2019, he served as Senior Vice President and Chief Credit Officer of Southern States. Prior to joining Southern States, he worked as Commercial Loan Officer and Market President (Anniston, Alabama) at Regions Bank, a regional bank. Mr. Smith has over 30 years of experience in the banking industry.

•

Jack Swift is Senior Executive Vice President and Chief Operating Officer of Southern States. He has held this position since 2019. Previously, he served as Senior Executive Vice President and President of the Central Region of Southern States from 2006 until 2019. Prior to joining Southern States, Mr. Swift worked as Senior Vice President at Colonial Bank. Mr. Swift has over 30 years of experience in the banking industry.

In addition to our executive leadership team, we believe that we are supported by a deep and talented bench of market leaders, many of whom have been with us for much of our existence.

•

Diversified Loan Portfolio. We have an attractive, commercially focused loan portfolio, with 17.2% commercial and industrial, or C&I, loans, 31.4% owner-occupied commercial real estate, or CRE, loans, 19.9% non-owner-occupied CRE loans, and 14.6% one- to-four-family residential loans at December 31, 2019. Approximately 48.6% of our loan portfolio is comprised of owner-operated business loans, which includes C&I and owner-occupied CRE loans on a combined basis, and 35.4% of our portfolio consists of loans for investor-owned properties and projects, which includes non-owner-occupied CRE loans, multi-family loans and construction and land development loans, or C&D loans, on a combined basis. We have had consistent loan growth of 19% CAGR since 2015. Our loans are in market, except where we follow a local loan customer out of market. We believe that our knowledgeable and prudent approach to commercial lending results in relatively lower losses caused by defaults.

Loan Portfolio	Commercial and CRE Loan Portfolio

Loans by Geography*	CRE by Type

*	Other markets include Sylacauga, Wedowee, Ranburne, Roanoke and Heflin; Atlanta includes Carrolton, Newnan and Dallas markets

•

Core-Deposit Base. We have built a strong core deposit base by providing quality products and services to customers in our market areas. We offer retail deposit services through our existing branch network, as well as digital banking products. Core deposits totaled $904.2 million, or 95.1% of total deposits, and noninterest-bearing deposits totaled $188.3 million, or 19.8% of total deposits, as of December 31, 2019. Our commercial lending has led to strong core deposit growth with a 23% CAGR since 2015. Our cost of total deposits was slightly less than 1.2% for the three months ended December 31, 2019.

Deposit Portfolio	Core Deposits ($mm)

•

History of Successful Acquisitions. We have pursued a strategy of disciplined organic and acquisitive growth. Since 2012, we have successfully completed three acquisitions, including one bank purchased from the FDIC and two whole-bank acquisitions. Our management team has demonstrated success in identifying and integrating strategic transactions that either added density to our footprint or expanded our presence into attractive markets to ultimately build long-term stockholder value. Following each transaction, we retained the majority of the acquired deposit and desired lending relationships, which we believe reflects the strength of our relationship-based community banking focus and the quality of our established integration processes. When negotiating a transaction, we are disciplined on price and structure in order to manage the initial tangible book value dilution and earnback period. We modeled our two whole-bank acquisitions of Columbus Community Bank and Small Town Bank on a projected 3-year or less tangible book value earnback period with double digit accretion to projected earnings per share. We believe our approach to acquisitions and the availability of a publicly traded stock after this offering will position us well to be the acquirer of choice for other institutions in our target markets.

•	Prudent Credit Risk Management. We have a culture of well-developed risk management procedures at all levels of our organization. Our loan portfolio is primarily originated from borrowers within our footprint and is subject to a rigorous credit evaluation process that seeks to balance responsiveness with prudent underwriting and pricing practices. A centralized credit underwriting group underwrites all credit exposures, ensuring consistent application of credit standards. We have established processes to monitor our loan portfolio on a regular basis. Our management team and board of directors have established concentration limits by loan type, industry, and related borrowers, which are regularly reviewed in light of current conditions in our targeted market areas to mitigate developing risk areas within our loan portfolio and to ensure that the asset quality of our loan portfolio remains strong. Our commercial real estate, construction and development, and hospitality loans as a percentage of total capital at December 31, 2019 was 227.5%, 73.4%, and 46.4%, respectively. When credit issues arise, our management team takes an active approach in handling the problem. For example, we capped our hospitality loans at existing levels in January 2020 given market conditions. We monitor our loan loss reserve to maintain an adequate reserve for future losses.

•

Stockholder Focus. We started the Bank with a strategic plan to provide consistent, long-term growth and returns to our stockholders. Our tangible book value per share has increased 15.2% since 2015, while increasing dividends and generating strong returns on capital. Our dividend has grown 55.0% since 2015, and our most recent dividend was $0.31 per share for the year ended December 31, 2019. We believe that our experienced leadership team, commitment to organic and acquisitive, and prudent risk management will allow us to consistently build value for our stockholders.

Our Markets

We provide banking services from 15 offices in Alabama and in the Atlanta and Columbus, Georgia MSAs. Our markets are a mix of higher-growth areas and stable markets with strong core deposits. We have a top five deposit market share in four counties of operation and have outperformed the deposit growth in the majority of our markets. We find strength in the stability of our rural markets coupled with higher growth potential in metropolitan areas such as Atlanta, Birmingham, Huntsville and Auburn. Below is a description of our operations in the MSAs and selected counties:

Market Area*	Total Population 2020 (Estimated)	Projected Population Change 2020-2025 (%)	Median Household Income 2025 ($)	Projected Household Income Change 2020-2025 (%)	Unemployment Rate** (%)
Anniston-Oxford MSA	113,580	(0.9)	58,690	14.7	3.0
Atlanta-Sandy Springs-Alpharetta MSA	6,073,585	6.1	81,378	13.1	2.7
Auburn-Opelika MSA	167,649	5.4	66,363	13.7	2.2
Birmingham-Hoover MSA	1,092,281	1.6	66,401	10.6	2.2
Columbus MSA	317,261	1.9	52,998	11.0	3.3
Huntsville MSA	471,356	4.5	71,289	8.0	2.1
Cleburne County, AL	15,020	1.0	47,728	9.9	2.7
Randolph County, AL	22,782	0.8	49,695	8.9	2.5
Talladega County, AL	79,319	(0.8)	47,539	9.0	2.9

*	Demographic data provided by Claritas based on U.S. Census data
**	Source: U.S. Bureau of Labor Statistics; data as of February 5, 2020

Market Area***	Market Rank	Deposit Market Share (%)	Number of Branches	Market Deposits ($)(000s)	Deposits Per Branch ($)(000s)	YoY Deposit Growth (%)
Anniston-Oxford MSA	4	13.4	1	265,348	265,348	15.9
Atlanta-Sandy Springs-Alpharetta MSA	48	0.1	3	121,083	40,361	165.1
Auburn-Opelika MSA	7	5.7	2	170,663	85,332	32.7
Birmingham-Hoover MSA	32	0.1	1	53,398	53,398	(1.2)
Columbus MSA	4	1.9	2	178,002	89,001	25.4
Huntsville MSA	22	0.5	1	38,469	38,469	114.0
Cleburne County, AL	2	36.8	2	56,953	28,477	(15.4)
Randolph County, AL	1	36.5	2	119,041	59,521	(3.6)
Talladega County, AL	6	4.7	1	40,338	40,338	(1.25)

Atlanta, Georgia. The Atlanta MSA is the fifth largest metro area in the United States with a population of over six million. Atlanta has strong demographics, and is projected by the U.S. Census Bureau to exceed the national average in population growth, median 2020 household income and change in household income from 2020 to 2025. Atlanta was voted the second best city for people between the ages of 21 and 36 by Money.com. It was also ranked the thirteenth Best Places for Business and Careers by Forbes and serves as the headquarters of 16 Fortune 500 companies including Coca-Cola, Home Depot, UPS, WestRock and Delta Air Lines. The Atlanta MSA is home to multiple universities and professional sports teams. Businesses are attracted to Atlanta by its strong economic climate, talent-rich labor pool, and position as the central hub of the Southeast.

Auburn-Opelika, Alabama. Located in Lee County, Auburn-Opelika is one of our larger markets by deposits. Auburn was ranked the 13th Best Small Places for Business and Careers by Forbes. The largest employer is Auburn University, which accounts for approximately a quarter of the city’s workforce. In addition, Auburn benefits from a nearby Honda manufacturing plant in Montgomery, Alabama and a Kia manufacturing plant in West Point, Georgia, and their related suppliers.

Birmingham, Alabama. Birmingham is the largest market in Alabama by population and has a history of strong economic performance. Its healthcare, financial services and materials industries have continued to drive economic development and to attract new corporations across all sectors. The most prominent companies headquartered in the city are Altec Industries, Encompass Health, Vulcan Materials and Alabama Power. Additionally, University of Alabama Birmingham serves as an international leader in health care and as one of the top transplant centers in the world.

Huntsville, Alabama. Huntsville is home to the Redstone Arsenal, which includes the U.S. Space and Rocket Center, NASA’s Marshall Space Flight Center, and the United States Army Aviation and Missile Command. Huntsville’s focus on space and technology attracts well-regarded professionals and businesses alike. Over 40% of the city has obtained a Bachelor’s Degree or higher education, ranking it among the top-educated cities in the nation. Employers in Huntsville hire the third most high-tech employees in the county. The city was voted Top Ten Best Places for Business and Careers by Forbes with strong projected economic growth. The largest employer in Huntsville is the U.S. Army, but NASA and Boeing combine for nearly 9,000 employees as well. Huntsville’s median household income is second to Atlanta in our markets.

Columbus, Georgia. Columbus is the third most populous MSA in Georgia. The most notable employer is Fort Benning Military Base, located just south of the city, which employs over 40,000 people. The Columbus Chamber of Commerce estimates that Ft. Benning has an economic impact of more than $4 billion on the

***	Source: FDIC; Deposit data as of 6/30/19

surrounding area. Other companies headquartered in Columbus include Aflac and the Total Systems group of Global Payments.

Corporate Information

Our principal executive office is located at 615 Quintard Avenue, Anniston, Alabama 36201, and our telephone number is (256) 241-1092. We maintain an Internet website at www.southernstatesbank.net. The information contained on or accessible from our website is not part of this prospectus and is not incorporated by reference herein.

Risk Factors

An investment in our common stock involves risks. You should carefully consider the risks described under “Risk Factors” beginning on page 18 of this prospectus, as well as other information included in this prospectus, including our financial statements and the notes thereto, before making an investment in our common stock.

The Offering

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common stock. You should carefully read this entire prospectus before investing in our common stock including “Risk Factors” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

Common stock offered by us	shares (or shares if the underwriters exercise in full their option to purchase additional shares of our common stock).

Common stock offered by selling stockholders	shares.

Common stock outstanding immediately after completion of this offering	shares of common stock (or shares if the underwriters exercise in full their option to purchase additional shares of our common stock).

Use of proceeds	Assuming an initial public offering price of $ per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be $ (or $ if the underwriters exercise in full their option to purchase additional shares of our common stock), after deducting the estimated underwriting discounts and commissions and offering expenses.

We intend to use the net proceeds for general corporate purposes, which may include capital and liquidity to support our growth, and potential acquisitions of other banks or closely related businesses.

We will not receive any proceeds from the sale of shares by selling stockholders.

See “Use of Proceeds” for more information.

Dividends	Our stockholders are entitled to receive dividends on common stock only if, when and as declared by our board of directors from funds legally available therefor under Alabama corporate law and as limited by our banking regulators. We have paid a regular annual cash dividend on our common stock since 2012. We most recently declared a dividend of $0.31 per common share for the year ended December 31, 2019. After the completion of this offering, we expect to declare dividends on our common stock on a quarterly basis, initially at the same annual rate per share that we declared for 2019. However, any future determination relating to dividends will be made at the discretion of our board of directors and will depend on our financial condition, liquidity, results of operations and other factors deemed relevant by our board of directors. See “Dividend Policy” and “Risk Factors.”

Directed share program	At our request, the underwriters have reserved for sale at the initial public offering price up to % of the shares offered hereby for our officers, directors, employees and certain other persons. The number of shares available for sale to the general public will be reduced to the extent such persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Directors and executive officers have expressed an intent to buy approximately shares in the offering. See “Underwriting—Directed Share Program.”

Listing	We intend to apply to list our common stock with NASDAQ under the trading symbol “SSBK.”

Risk factors	Investing in our common stock involves risks. See “Risk Factors,” beginning on page 18, for a discussion of factors that you should carefully consider before making an investment decision.

Except as otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after the completion of this offering is based on                  shares outstanding as of                 , and:

•	includes shares of unvested restricted stock and shares subject to unexercised stock options;

•	assumes no exercise by the underwriters of their option to purchase additional shares of our common stock; and

•

assumes that all shares reserved under the Directed Share Program are purchased in such program or otherwise sold in the offering. This does not include any shares purchased by our directors, executive officers and principal stockholders in the offering, including through the Directed Share Program.

Selected Historical Consolidated Financial Data and Other Information

The following tables set forth certain of our selected historical consolidated financial information for each of the periods indicated. The selected historical financial information as of and for the years ended December 31, 2019 and 2018, except for the selected ratios, is derived from our audited financial statements included elsewhere in this prospectus. The selected historical financial information as of and for the years ended December 31, 2017, 2016 and 2015, except for the selected ratios, is derived from our audited financial statements not included in this prospectus.

You should read the information set forth below in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization,” as well as our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of and for the Year Ended December 31,
	2019	2018	2017	2016	2015
	(Dollars in thousands, except per share data)
Statement of Income Data:
Interest Income	$46,955	$37,193	$29,567	$26,327	$16,603
Interest Expense	12,106	7,528	3,858	3,190	1,530
Net Interest Income	34,849	29,665	25,709	23,136	15,073
Provision for Loan Losses	5,700	2,196	1,315	1,016	706
Noninterest Income	6,711	3,464	3,072	4,176	1,812
Merger Related Expenses	3,373	—	—	—	440
Other Noninterest Expense(1)	24,398	20,924	18,081	17,234	12,543
Income before Income Taxes	8,088	10,009	9,385	9,062	3,195
Income Tax Expense	2,486	2,296	3,785	3,200	1,176
Net Income	5,602	7,713	5,600	5,862	2,020

Balance Sheet Data (Period End):
Cash and Cash Equivalents	$115,235	$86,428	$68,528	$41,571	$42,569
Securities	59,947	52,133	53,483	42,153	37,079
Loans held for sale	2,578	233	851	1,573	1,742
Loans, net of unearned income(2)	837,441	703,746	566,333	501,283	415,268
Allowance for Loan Losses	9,265	7,833	5,754	4,949	3,645
Loans, net	828,176	695,913	560,579	496,334	411,623
Goodwill	16,862	6,041	6,041	6,041	6,041
Other Intangibles	2,027	334	462	590	717
Total Assets	1,095,492	887,607	735,531	628,578	531,101
Deposits	950,514	775,785	621,600	520,058	433,111
FHLB Advances	0	7,500	16,510	19,279	20,548
Other Borrowings	12,462	4,462	4,446	4,430	28,320
Other Liabilities	5,879	4,385	3,164	2,778	2,663
Total Stockholders’ Equity	126,637	95,475	89,812	82,033	46,458

Per Share Data:
Shares of common stock issued and outstanding	7,650,772	6,483,183	6,475,950	5,418,724	3,246,086
Basic Weighted average shares outstanding	6,840,411	6,473,652	6,208,498	3,284,848	3,241,405
Diluted weighted average shares outstanding	6,901,621	6,515,173	6,246,065	3,308,890	3,241,405
Basic earnings per share	0.82	1.19	0.90	1.70	0.60
Diluted earnings per share	0.81	1.18	0.89	1.69	0.60
Book Value Per Share	16.55	14.73	13.87	15.14	14.31
Dividends Per Share	0.31	0.29	0.27	0.25	0.20

	As of and for the Year Ended December 31,
	2019	2018	2017	2016	2015
	(Dollars in thousands, except per share data)

Performance Ratios:
Return on Average Assets(3)	0.57%	0.98%	0.85%	1.06%	0.58%
Return on Average Stockholders’ Equity(4)	5.22%	8.29%	6.31%	12.69%	4.39%
Net Interest Margin	3.81%	4.06%	4.24%	4.53%	4.84%
Efficiency Ratio	66.85%	63.12%	62.84%	63.80%	77.21%
Noninterest Income / Average Assets(3)	0.68%	0.44%	0.47%	0.76%	0.52%
Noninterest Expense / Average Assets(3)	2.82%	2.66%	2.75%	3.12%	3.74%
Yield on Loans	5.68%	5.43%	5.25%	5.53%	6.04%
Cost of Deposits	1.34%	1.03%	0.60%	0.52%	0.60%
Loans to Deposits	88.12%	90.04%	90.17%	95.49%	106.64%

Credit Quality Ratios:
Nonperforming Assets to Total Assets(5)	1.90%	0.50%	0.17%	0.34%	0.86%
Nonperforming Assets to Total Loans and OREO(5)	2.47%	0.63%	0.22%	0.42%	1.10%
Nonperforming Loans to Total Loans	1.65%	0.55%	0.13%	0.40%	1.06%
Allowance for Loan Losses to Total Loans	1.11%	1.11%	1.02%	0.99%	0.88%
Allowance for Loan Losses to Nonperforming Loans	67.13%	202.20%	761.78%	244.70%	83.15%
Net Loan Charge-offs to Average Loans(6)	0.57%	0.02%	0.10%	-0.06%	0.03%

Capital Ratios:
Common Equity Tier 1 Capital Ratio(7)	11.24%	11.50%	13.59%	13.44%	9.27%
Tier 1 Leverage Ratio	9.78%	10.58%	12.19%	12.80%	7.81%
Tier 1 Risk-based Ratio	11.24%	11.50%	13.59%	13.44%	9.27%
Total Risk-based Capital Ratio	12.68%	13.07%	15.25%	15.09%	10.11%

Composition of Loan Portfolio:
Owner-occupied Commercial Real Estate	$255,305	$221,099	$144,784	$125,853	$98,827
Nonowner- occupied Commercial Real Estate	161,830	130,194	131,782	111,020	110,404
Commercial and Industrial	139,765	132,061	74,896	41,252	31,497
Construction and Development	93,011	77,197	82,217	94,745	67,894
1-4 Family	119,010	96,939	94,164	90,951	79,905
Multi-Family	33,302	28,087	24,264	22,345	19,524
Consumer and other loans	11,955	7,479	7,131	6,293	4,549
Agriculture	24,811	12,243	8,347	9,817	3,450

Composition of Deposits:
NOW Accounts	$89,126	$41,881	$37,749	$28,227	$26,541
Noninterest- bearing Demand	188,270	117,413	111,064	98,704	68,078
Savings	31,361	8,581	11,023	7,452	6,000
Money Market Accounts	283,625	269,986	221,773	163,970	156,974
Certificates of Deposit—$250,000 and Less(8)	311,889	298,652	209,002	191,718	136,885
Certificates of Deposit—More than $250,000	46,242	39,272	30,989	29,987	38,633

	As of and for the Year Ended December 31,
	2019	2018	2017	2016	2015
	(Dollars in thousands, except per share data)

Non-GAAP Financial Measures:(9)
Core Net Income	8,810	7,735	5,593	5,563	2,354
Core Return on Average Assets	0.89%	0.98%	0.85%	1.01%	0.68%
Pretax Pre-provision Core Net Income	17,147	12,227	10,693	9,779	4,273
Tangible Common Equity	107,748	89,100	83,309	75,402	39,700
Diluted Core Earnings Per Share	1.28	1.19	0.90	1.68	0.73
Tangible Book Value Per Share	14.08	13.74	12.86	13.92	12.23
Tangible Common Equity to Tangible Assets	10.01%	10.11%	11.43%	12.12%	7.57%
Return on Average Tangible Common Equity	5.78%	8.90%	6.82%	14.83%	4.53%
Core Return on Average Tangible Common Equity	9.09%	8.93%	6.81%	14.07%	5.28%
Core Efficiency Ratio (excludes merger expenses)	58.73%	63.12%	62.84%	63.80%	74.59%

(1)	Includes $2 million received from State of Alabama Loan Guarantee Fund dissolution for 2019
(2)	Includes non-accrual loans and loans 90 days and more past due
(3)	Calculated based upon the average daily balance of total assets
(4)	Calculated based upon the average daily balance of total stockholders’ equity
(5)	Non-performing assets include all non-performing loans and other real estate owned, or OREO, properties acquired through or in lieu of foreclosure
(6)	Calculated based upon the average daily balance of the outstanding loan principal balance
(7)	2016 amounts reflect conversion of preferred stock
(8)	Includes Qwickrate and Brokered Deposits
(9)

Please see “Non-GAAP Financial Measures” for a definition of these measures and reconciliation of these non-GAAP financial measures to their most directly comparable financial measure calculated in accordance with GAAP

Non-GAAP Financial Measures

This prospectus contains “non-GAAP financial measures” within the meaning of Item 10(e) of Regulation S-K. Non-GAAP financial measures are financial measures that are not presented in accordance with generally accepted accounting principles in the U.S., or GAAP. We use these and other non-GAAP financial measures both to explain our results to stockholders and the investment community and in the internal evaluation and management of our businesses. The following non-GAAP financial measures appear in this prospectus:

•	Core Net Income. We define core net income as net income less acquisition related expenses, the related tax effect of acquisition related expenses and gains/(losses) on sale of securities.

•

Core Return on Average Assets. We define core return on average assets as net income less acquisition related expenses, the related tax effect of acquisition related expenses and gains/(losses) on sale of securities, divided by average assets, with average assets based upon the average daily balance of total assets in each year.

•

Pretax Pre-provision Core Net Income. We define pretax pre-provision core net income as net income less acquisition related expenses, loan loss provision, gain/(losses) on sale of securities and income taxes.

•	Tangible Common Equity. We define tangible common equity as our total stockholders’ equity less intangible assets (goodwill and core deposit intangibles).

•	Diluted Core Earnings Per Share. We define diluted core earnings per share as core net income divided by diluted weighted average shares outstanding.

•	Tangible Book Value Per Share. We define tangible book value per share as our tangible common equity divided by the number of shares of common stock outstanding as of the applicable date.

•

Tangible Common Equity to Tangible Assets. We define tangible common equity to tangible assets as tangible common equity divided by total assets (less intangible assets of goodwill and core deposit intangibles).

•

Return on Average Tangible Common Equity. We define return on average tangible common equity as total average shareholders’ equity less average intangible assets (goodwill and core deposit intangibles), divided by net income.

•

Core Return on Average Tangible Common Equity. We define core return on average tangible common equity as core net income divided by average tangible common equity, with average tangible common equity based upon the average daily balance of tangible common equity in each year.

•

Core Efficiency Ratio (excludes merger expenses). We define core efficiency ratio as operating revenue (net interest income, plus total non-interest income, less gains/(losses) on sale of securities), divided by non-interest expenses (less acquisition related expenses).

Our management believes that these non-GAAP financial measures and the information they provide are useful to investors since these measures permit investors to view our performance using the same tools that our management uses to evaluate our performance, especially in light of the additional costs we incurred in 2015 and 2019 in connection with certain acquisition-related expenses. While we believe that these non-GAAP financial measures are useful in evaluating our performance, this information should be considered as supplemental in nature and not as a substitute for or superior to the related financial information prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ from similar measures presented by other companies.

The following table provides a reconciliation of the above non-GAAP financial measures to their most directly comparable financial measure presented in accordance with GAAP.

Non-GAAP Financial Measures Reconciliations

	As of and for the Year Ended December 31,
	2019	2018	2017	2016	2015
	(Dollars in thousands, except per share information)
Net income	$5,602	$7,713	$5,600	$5,862	$2,020
Add: merger expenses	3,373	—	—	—	440
Less: gain (loss) on sale of securities	14	(22)	7	299	69
Less: tax effect	151	—	—	—	37

Core Net Income	$8,810	$7,735	$5,593	$5,563	$2,354

Average Assets	$985,273	$787,202	$656,481	$552,394	$346,972

Core return on average assets	0.89%	0.98%	0.85%	1.01%	0.68%

Net income	$5,602	$7,713	$5,600	$5,862	$2,020
Add: merger expenses	3,373	—	—	—	440
Add: provision	5,700	2,196	1,315	1,016	706
Less: gain (loss) on sale of securities	14	(22)	7	299	69
Add: income taxes	2,486	2,296	3,785	3,200	1,176

Pretax pre-provision core net income	$17,147	$12,227	$10,693	$9,779	$4,273

Total stockholders’ equity	$126,637	$95,475	$89,812	$82,033	$46,458
Less: intangible assets	18,889	6,375	6,503	6,631	6,758
Less: monitory interest not included in tangible assets	—	—	—	—	—

Tangible common equity	$107,748	$89,100	$83,309	$75,402	$39,700

Core Net Income	$8,810	$7,735	$5,593	$5,563	$2,354
Diluted weighted average shares outstanding	6,901,621	6,515,173	6,246,065	3,308,890	3,241,405

Diluted core earnings per share	$1.28	$1.19	$0.90	$1.68	$0.73

Common shares outstanding at year end	7,650,772	6,483,183	6,475,950	5,418,724	3,246,086

Tangible book value per share	$14.08	$13.74	$12.86	$13.92	$12.23

Total assets at end of period	$1,095,492	$887,607	$735,531	$628,578	$531,101
Less: intangible assets	18,889	6,375	6,503	6,631	6,758

Adjusted assets at end of period	$1,076,601	$881,232	$729,028	$621,949	$524,343

Tangible common equity to tangible assets	10.01%	10.11%	11.43%	12.12%	7.57%

Total average stockholders’ equity	$107,330	$93,086	$88,694	$46,178	$45,975
Less: average intangible assets	10,386	6,442	6,569	6,642	1,364
Less: average monitory interest not included in tangible assets	—	—	—	—	—

	As of and for the Year Ended December 31,
	2019	2018	2017	2016	2015
	(Dollars in thousands, except per share information)
Average tangible common equity	$96,944	$86,645	$82,125	$39,536	$44,610
Net income to common shareholders	5,602	7,713	5,600	5,862	2,020

Return on average tangible common equity	5.78%	8.90%	6.82%	14.83%	4.53%

Average tangible common equity	$96,944	$86,645	$82,125	$39,536	$44,611

Core Net Income	$8,810	$7,735	$5,593	$5,563	$2,354

Core return on average tangible common equity	9.09%	8.93%	6.81%	14.07%	5.28%

Net interest income	$34,849	$29,665	$25,709	$23,136	$15,073
Total noninterest income	6,711	3,464	3,072	4,176	1,812
Less: gain (loss) on sale of securities	14	(22)	7	299	69

Operating revenue	$41,546	$33,151	$28,774	$27,013	$16,816
Expenses:
Total noninterest expenses	$27,771	$20,924	$18,081	$17,234	$12,983
Less: merger expenses	3,373	—	—	—	440

Adjusted noninterest expenses	$24,398	$20,924	$18,081	$17,234	$12,543

Core efficiency ratio	58.73%	63.12%	62.84%	63.80%	74.59%

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you decide to invest in our common stock, you should carefully consider the risks described below, together with all other information included in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks actually materialize, our business, financial condition or results of operations could be materially and adversely affected. In that case, you could experience a partial or complete loss of your investment. Further, to the extent that any of the information in this prospectus constitutes forward-looking statements, the risk factors below also are cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

Southern States business is concentrated in, and largely dependent upon, the continued growth of, and economic conditions in, the markets where Southern States operates.

Southern States’ operations are in Alabama and the Atlanta and Columbus, Georgia MSAs. Southern States’ success depends to a significant extent upon the business activity, population, income levels, deposits, and real estate activity in these areas. Although customers’ business and financial interests may extend outside of these areas, adverse economic conditions in those areas could reduce Southern States’ growth rate, affect the ability of Southern States’ customers to repay their loans, affect the value of collateral underlying loans and affect Southern States’ ability to attract deposits. Negative market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact Southern States’ charge-offs and provisions for loan and credit losses. Economic deterioration that affects household and/or corporate incomes could also result in reduced demand for credit or fee-based products and services. Any of these factors could adversely affect Southern States’ financial condition, results of operations and cash flows. Because of Southern States’ geographic concentration, Southern States may be less able than other regional or national financial institutions to diversify its credit risks across multiple markets.

Southern States’ profitability is vulnerable to interest rate fluctuations.

Southern States’ profitability depends substantially upon its net interest income. Net interest income is the difference between the interest earned on assets (such as loans and securities held in Southern States’ investment portfolio) and the interest paid for liabilities (such as interest paid on deposits).

Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by fluctuations in interest rates. The magnitude and duration of changes in interest rates are events over which Southern States has no control, and such changes may have an adverse effect on Southern States’ net interest income. Prepayment and early withdrawal levels, which are also impacted by changes in interest rates, can significantly affect Southern States’ assets and liabilities. For example, an increase in interest rates could, among other things, reduce the demand for loans and decrease loan repayment rates. Such an increase could also adversely affect the ability of Southern States’ floating-rate borrowers to meet their higher payment obligations, which could in turn lead to an increase in non-performing assets and net charge-offs. Conversely, a decrease in the general level of interest rates could affect Southern States by, among other things, leading to greater competition for deposits and incentivizing borrowers to prepay or refinance, at lower interest rates, their loans more quickly or frequently than they otherwise would, and at current interest rates and with current yield curves, it would reduce our net interest income and margin. Southern States attempts to minimize the adverse effects of changes in interest rates by structuring its asset-liability composition in order to obtain the maximum spread between interest income and interest expense and its primary tool for managing interest rate risk is a simulation model that evaluates the impact of interest rate changes on net interest income and the economic value of equity. However, there can be no assurance that Southern States will be successful in minimizing the adverse effects of changes in interest rates.

Generally, the interest rates on Southern States’ interest-earning assets and interest-bearing liabilities do not change at the same rate, to the same extent or on the same basis. Even assets and liabilities with similar maturities or re-pricing periods may react differently to changes in market interest rates. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in general market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in general market rates. Certain assets, such as fixed and adjustable rate mortgage loans, have features that limit changes in interest rates on a short-term basis and over the life of the asset. Changes in interest rates could materially and adversely affect Southern States’ financial condition and results of operations.

Generally, interest rate spreads (the difference between interest rates earned on assets and interest rates paid on liabilities) have narrowed in recent years as a result of changing market conditions, policies of various government and regulatory authorities, and competitive pricing pressures, and Southern States cannot predict whether these rate spreads will narrow even further. This narrowing of interest rate spreads, and related decreases, could adversely affect Southern States’ results of operations, cash flows and financial condition.

Southern States could suffer losses from a decline in the credit quality of the assets that Southern States holds.

Southern States could sustain losses if borrowers, guarantors, and related parties fail to perform in accordance with the terms of their loans. Southern States has adopted underwriting and credit monitoring procedures and policies that Southern States believes are appropriate to manage these risks, including the establishment and review of the allowance for credit losses, periodic assessment of the likelihood of nonperformance, tracking loan performance, and diversifying its credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect Southern States’ financial condition and results of operations. In particular, Southern States faces credit quality risks presented by past, current, and potential economic and real estate market conditions.

A significant portion of Southern States’ loan portfolio is secured by real estate, and events that negatively impact the real estate market could negatively impact Southern States’ business.

As of December 31, 2019, approximately 81.9% of Southern States’ loan portfolio is secured by either residential or commercial real estate. As of December 31, 2019, Southern States had approximately $152.3 million in residential real estate loans and $442.0 million in commercial real estate loans outstanding, representing approximately 18.2% and 52.8%, respectively, of net loans outstanding on that date. Loans in hospitality properties, which were $59.6 million, representing 7.1% of our net loans outstanding at December 31, 2019, may be especially sensitive to economic conditions and the risks of the travel industry, including the effects of the novel coronavirus strain, or COVID-19.

There are significant risks associated with real estate-based lending. Real estate collateral may deteriorate in value during the time that credit is extended, in which case Southern States might not be able to sell such collateral for an amount necessary to satisfy a defaulting borrower’s obligation to Southern States. In that event, there could be a material adverse effect on Southern States’ financial condition and results of operations. Additionally, commercial real estate loans are subject to unique risks. These types of loans are often viewed as having more risks than residential real estate or other consumer loans, primarily because relatively large amounts are loans to a relatively small number of borrowers. Thus, the deterioration of even a small number of these loans could cause a significant increase in the loan loss allowance or loan charge-offs, which in turn could have a material adverse effect on Southern States’ financial condition and results of operations. Furthermore, commercial real estate loans depend on cash flows from the property securing the debt. Cash flows may be affected significantly by general economic conditions and a downturn in the local economy in one of Southern States’ markets or in occupancy rates where a property is located could increase the likelihood of default.

Our limited geographic markets increases these risks. A substantial portion of the real estate securing Southern States’ loans is located in Alabama and Georgia. Because the value of this collateral depends upon local real estate market conditions and activity, and is affected by, among other things, neighborhood characteristics, real estate tax rates, the cost of operating the properties, and local governmental regulation, adverse changes in any of these factors in our markets could cause a decline in the value of the collateral securing a significant portion of Southern States’ loan portfolio. Further, the concentration of real estate collateral in these markets limits Southern States’ ability to diversify the risk of such occurrences.

Southern States’ allowance for estimated loan losses may not be adequate to cover actual loan losses, which may require Southern States to take a charge to earnings and adversely impact its financial condition and results of operations.

Southern States maintains an allowance for estimated loan losses that Southern States believes is adequate to absorb any probable losses in its loan portfolio. Management determines the amount of the allowance based upon an analysis of general market conditions, the credit quality of Southern States’ loan portfolio and the performance of Southern States’ customers relative to their financial obligations with Southern States. Southern States periodically evaluates the loan portfolio and assigns risk grading to its loans, which can result in changes in the allowance for loan losses. The amount of future losses is affected by changes in economic, operating, and other conditions, including changes in interest rates, which may be beyond Southern States’ control, and such losses may exceed the allowance for loan losses. Although Southern States believes that its allowance for estimated loan losses is adequate to absorb probable losses on existing loans that may become uncollectible, there can be no assurance that the allowance will prove sufficient to cover actual loan losses in the future. If actual losses exceed the allowance, the excess losses could adversely affect Southern States’ net income and capital. Such excess could also lead to larger allowances for loan losses in future periods, which could in turn adversely affect net income and capital in those periods. If economic conditions differ substantially from the assumptions used in the estimate, or if the performance of Southern States’ loan portfolio deteriorates, future losses may occur, and increases in the allowance may be necessary, either of which would have a negative effect on Southern States’ financial condition and results of operations.

Additionally, federal banking regulators, as part of their supervisory function, periodically review the adequacy of Southern States’ allowance for estimated loan losses. These agencies may require Southern States to establish additional allowances based on their judgment of the information available at the time of their examinations. If these regulatory agencies require Southern States to increase the allowance for estimated loan losses, it would have a negative effect on Southern States’ financial condition and results of operations.

The implementation of the Current Expected Credit Loss accounting standard could require us to increase our allowance for loan losses and may have a material adverse effect on our financial condition and results of operations.

The Financial Accounting Standards Board (“FASB”) has issued a new accounting standard that will replace the current approach under GAAP, for establishing allowances for loan and lease losses, which generally considers only past events and current conditions, with a forward-looking methodology that reflects the expected credit losses over the lives of financial assets, starting when such assets are first originated or acquired. This standard, referred to as Current Expected Credit Loss, or CECL, will be effective for us beginning January 1, 2023. The CECL standard will require us to record, at the time of origination, credit losses expected throughout the life of the asset portfolio on loans and held-to-maturity securities, as opposed to the current practice of recording losses when it is probable that a loss event has occurred. Southern States is currently evaluating the impact the CECL standard will have on its accounting. The adoption of the CECL standard will materially affect how we determine allowance for loan losses and could require us to significantly increase the allowance. Moreover, the CECL standard may create more volatility in the level of the allowance. If we are required to materially increase the level of the allowance for any reason, such increase could adversely affect our business, financial condition and results of operations.

In addition, from time to time, FASB and the SEC may change other financial accounting and reporting standards, or the interpretation of those standards, that govern the preparation of the Company’s financial statements. These changes are beyond the Company’s control, can be difficult to predict, and could materially impact how the Company reports its results of operations and financial condition.

Use of appraisals in deciding whether to make a loan secured by real property does not ensure the value of the real property collateral.

In considering whether to make a loan secured by real property, Southern States generally requires an appraisal. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and appraisals are based upon various assumptions about the real property and local market conditions. If the appraisal does not accurately reflect the amount that may be obtained upon any sale or foreclosure of the property, Southern States may not realize an amount equal to the indebtedness secured by the property.

Southern States’ information systems may experience a failure or interruption.

Southern States relies heavily on communications and information systems to conduct its business. Any failure or interruption of these systems could impair or prevent the effective operation of Southern States’ customer relationship management, general ledger, deposit, lending, or other functions. While Southern States has policies and procedures designed to prevent or limit the effect of a failure or interruption of its information systems, there can be no assurance that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures or interruptions impacting Southern States’ information systems could damage Southern States’ reputation, result in a loss of customer business, and expose Southern States to additional regulatory scrutiny, civil litigation, and possible financial liability, any of which could have a material adverse effect on Southern States’ financial condition and results of operations.

Southern States uses information technology in its operations and offers online banking services to its customers, and unauthorized access to Southern States or its customers’ confidential or proprietary information as a result of a cyber-attack or otherwise could expose Southern States to reputational harm and litigation and adversely affect Southern States’ ability to attract and retain customers.

Information security risks for financial institutions have significantly increased in recent years, in part because of the proliferation of new technologies, the use of the internet and telecommunication technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, foreign governments, hackers, terrorists, activists, and other external parties. Southern States and its service providers are under continuous and expanding threats of loss due to hacking and cyber-attacks, especially as Southern States continues to expand customer applications using the internet, wireless, mobile and other remote channels to transact business. Therefore, the secure processing, transmission, and storage of information in connection with Southern States’ online banking services are critical elements of its operations. However, Southern States’ network could be vulnerable to unauthorized access, computer viruses and other malware, phishing schemes, or other security failures. In addition, customers may use personal smartphones, tablet PCs, or other mobile devices that are beyond Southern States’ control systems in order to access Southern States’ products and services. Southern States’ and its service providers’ technologies, systems and networks, and customers’ devices, may become the target of cyber-attacks, electronic fraud, or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of Southern States or its customers’ confidential, proprietary, and other information, or otherwise disrupt Southern States or its customers’ or other third parties’ business operations. As cyber threats continue to evolve, Southern States may be required to spend significant capital and other resources to protect against these threats or to alleviate or investigate problems caused by such threats. To the extent that Southern States’ activities or the activities of Southern States’ customers involve the processing, storage, or transmission of confidential customer information, any breaches or unauthorized access to such information could present significant regulatory costs and expose Southern States to litigation and other possible liabilities. Any inability to prevent these types of security threats could also cause existing customers to lose confidence in Southern States’ systems and could adversely affect Southern States’ reputation and ability to generate deposits. While Southern States has not experienced any material losses relating to cyber-attacks or other information security breaches to date, Southern States may suffer such losses in the future. The occurrence of any cyber-attack or information security breach could result in potential liability to clients, reputational damage, damage to Southern States’ competitive position, and the disruption of Southern States’ operations, all of which could adversely affect Southern States’ financial condition or results of operations, lead to increased compliance and insurance costs and reduce stockholder value.

Southern States is dependent upon outside third parties for the processing and handling of its records and data.

Southern States relies on software and systems developed and/or operated by third-party vendors to process various transactions. In some cases, Southern States has contracted with third parties to run their proprietary software on Southern States’ behalf. These systems include, but are not limited to, general ledger, payroll systems and employee benefits, loan and deposit processing, and securities portfolio accounting. While Southern States reviews the security and controls instituted by the applicable vendors and performs its own testing of user controls, Southern States relies on the continued maintenance of controls and data security by these third-party vendors, including safeguards over the security of customer data. In addition, Southern States maintains, or contracts with third parties to maintain, daily backups of key processing outputs in the event of a failure on the part of any of these systems. Nonetheless, Southern States may incur a temporary disruption in its ability to conduct business or process transactions, or incur damage to its reputation if the third-party vendor fails to adequately maintain internal controls and security or institute necessary changes to systems. Such a disruption or breach of security may have a material adverse effect on Southern States’ business.

Any branch expansion into new markets might not be successful.

As part of Southern States’ ongoing strategic plan, Southern States may consider expansion into adjacent markets. Such expansion might take the form of the establishment of de novo branches or the acquisition of existing banks or bank branches. There are considerable costs associated with opening new branches, and new branches generally do not generate sufficient revenues to offset costs until they have been in operation for some time. There are substantial risks associated with opening or acquiring branches, including risks that

•	revenues from such activities might not be sufficient to offset the development, compliance, and other implementation costs;

•	branch acquisitions permit the existing customers to move their deposit and loan relationships and such runoff may adversely affect the expected benefits of such expansion;

•	competing products and services and shifting market preferences might affect the profitability of such activities;

•	integration costs and time and loss of branch personnel may make branch acquisitions more costly and less profitable than expected; and

•	Southern States’ internal controls might be inadequate to manage the risks associated with new activities.

Furthermore, it is possible that Southern States’ unfamiliarity with new markets or lines of business might adversely affect the success of such actions. If any such expansions into new geographic or product markets are not successful, there could be an adverse effect on Southern States’ financial condition and results of operations.

Acquisitions may disrupt Southern States’ business and dilute stockholder value, and integrating acquired companies may be more difficult, costly, or time-consuming than Southern States expects.

Southern States’ business strategy focuses on both organic growth and growth through acquisitions of financial institutions. Southern States’ pursuit of acquisitions may disrupt Southern States’ business, and common stock that Southern States issues as merger consideration may dilute the book value or market value of your investment, especially since an acquisition frequently involves the payment of a premium over book and market values. In addition, Southern States may fail to realize some or all of the anticipated benefits of completed acquisitions.

In addition, Southern States’ acquisition activities could be material to Southern States’ business and involve a number of significant risks, including the following:

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incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in Southern States’ attention being diverted from the operation of Southern States’ existing business;

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using inaccurate estimates and judgments to evaluate credit, operations, management, and market risks with respect to the target company or the assets and liabilities that Southern States seeks to acquire;

•	exposure to potential asset quality issues of the target company;

•	intense competition from other banking organizations and other potential acquirers, many of which have substantially greater resources than Southern States has;

•	potential exposure to unknown or contingent liabilities of banks and businesses Southern States acquires, including, without limitation, liabilities for regulatory and compliance issues;

•	inability to realize the expected revenue increases, cost savings, increases in geographic or product presence, and other projected benefits of the acquisition;

•	incurring time and expense required to integrate the operations and personnel of the combined businesses;

•	inconsistencies in standards, procedures, and policies that would adversely affect Southern States’ ability to maintain relationships with customers and employees;

•	experiencing higher operating expenses relative to operating income from the new operations, creating an adverse short-term effect on Southern States’ results of operations;

•	losing key employees and customers;

•	the costs, time and risk of converting financial and customer data;

•	integration of acquired customers into financial and customer product systems;

•	potential changes in banking or tax laws or regulations that may affect the target company; or

•	risks of marking assets and liabilities to current market values, and possible future impairment of goodwill and other intangibles resulting from acquisitions.

If difficulties arise with respect to the integration process, the economic benefits expected to result from acquisitions might not occur. As with any merger of financial institutions, there also may be business disruptions that cause Southern States to lose customers or cause customers to move their business to other financial institutions. Failure to successfully integrate businesses that Southern States acquires could have an adverse effect on its profitability, return on equity, return on assets, or its ability to implement its strategy, any of which in turn could have a material adverse effect on its business, financial condition, and results of operation.

Southern States’ financial performance will be negatively impacted if Southern States is unable to execute its growth strategy.

Southern States’ current growth strategy is to grow organically and supplement that growth with select acquisitions. Southern States’ ability to grow organically depends primarily on generating loans and deposits of acceptable risk and expense, and Southern States may not be successful in continuing this organic growth.

Southern States’ ability to identify appropriate markets for expansion, recruit and retain qualified personnel, and fund growth at a reasonable cost depends upon prevailing economic conditions, maintenance of sufficient capital, competitive factors, and changes in banking laws, among other factors. Conversely, if Southern States grows too quickly and is unable to control costs and maintain asset quality, such growth, whether organic or through select acquisitions, could materially and adversely affect its financial condition and results of operations.

If we are unable to execute on the acquisition of suitable banks for any reason, including changes in the market that make acquisitions less attractive, more costly, or more risky, our future growth plans, and our financial performance, could be impaired.

External economic factors, such as changes in monetary policy and inflation and deflation, may have an adverse effect on Southern States’ business, financial condition and results of operations.

Southern States’ financial condition and results of operations are affected by fiscal and monetary policy. Actions by monetary and fiscal authorities, including the Federal Reserve, could lead to inflation, deflation, or other economic impacts that could adversely affect Southern States’ financial performance. The primary impact of inflation on Southern States’ operations most likely will be reflected in increased operating costs. Conversely, deflation generally will tend to erode collateral values and diminish loan quality. Virtually all of Southern States’ assets and liabilities are monetary in nature. As a result, interest rates and the shape of the yield curve have a more significant impact on Southern States’ performance than general levels of inflation or deflation. Interest rates do not necessarily move in the same direction or by the same magnitude as the prices of goods and services.

Southern States’ liquidity needs might adversely affect Southern States’ financial condition and results of operations.

The primary sources of liquidity for Southern States Bank are customer deposits, loan repayments and the sale or maturity of investment securities. Loan repayments are subject to credit risks. In addition, deposit levels may be affected by a number of factors, including interest rates paid by competitors, general interest rate levels, returns available to customers on alternative investments, and general economic conditions. If market interest rates rise or our competitors raise the rates they pay on deposits, our funding costs may increase, either because we raise our rates to avoid losing deposits or because we lose deposits and must rely on more expensive sources of funding. Higher funding costs could reduce our net interest margin and net interest income and could have a material adverse effect on our business, financial condition, results of operations and cash flows from operations.

Therefore, Southern States Bank may be required to rely from time to time on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations or support growth. Southern States Bank has lines of credit in place with the Federal Home Loan Bank of Atlanta and correspondent banks that Southern States believes are adequate to meet the Bank’s liquidity needs. However, there can be no assurance that these arrangements will be sufficient to meet future liquidity needs, particularly if loan demand grows faster than anticipated.

Southern States depends on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, Southern States may rely on information furnished by or on behalf of customers and counterparties, including financial statements and other financial information. Southern States also may rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. In deciding whether to extend credit, Southern States may rely upon its customers’ representations that their financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations, and cash flows of the customer. Southern States also may rely on customer representations and certifications, or other audit or accountants’ reports, with respect to the business and financial condition of its clients. Southern States’ financial condition, results of operations, financial reporting, and reputation could be negatively affected if Southern States relies on materially misleading, false, inaccurate, or fraudulent information.

Southern States is subject to environmental risks.

Because a significant portion of our loan portfolio is secured by real property, we may foreclose upon and take title to or operate such property in the ordinary course of business. If hazardous substances are found on such property, Southern States could be liable for remediation costs, as well as for personal injury and property damage on such collateral. Environmental laws might require Southern States to incur substantial expenses, materially reduce the property’s value, or limit Southern States’ ability to use or sell the property. Although management has policies requiring environmental reviews before loans secured by real property are made and before foreclosure is commenced, it is still possible that environmental risks might not be detected and that the associated costs might have a material adverse effect on Southern States’ financial condition and results of operations. Also, despite prior environmental reviews, Southern States may discover environmental risks not known at the time it acquired real property in connection with its operation or acquisition.

Southern States may not be able to adequately measure and limit the credit risks associated with its loan portfolio, which could adversely affect its profitability.

As a part of the products and services that Southern States offers, Southern States makes commercial and commercial real estate loans. The principal economic risk associated with each class of loans is the creditworthiness of the borrower, which is affected by the strength of the relevant business market segment, local market conditions, and general economic conditions. Additional factors related to the credit quality of commercial loans include the quality of the management of the business and the borrower’s ability both to properly evaluate changes in the supply and demand characteristics affecting its market for products and services, and to effectively respond to those changes. Additional factors related to the credit quality of commercial real estate loans include tenant occupancy rates and the quality of management of the property. A failure to effectively measure and limit the credit risks associated with Southern States loan portfolio could have an adverse effect on Southern States’ business, financial condition, and results of operations.

Southern States operates in a highly competitive industry and faces significant competition from other financial institutions and financial services providers, which may decrease its growth or profits.

Consumer and commercial banking are highly competitive industries. Southern States’ market areas contain not only a large number of community and regional banks, but also a significant presence of the country’s largest commercial banks. Southern States competes with other state and national financial institutions, as well as savings and loan associations, savings banks, and credit unions, for deposits and loans. In addition, Southern States competes with financial intermediaries, such as consumer finance companies, commercial finance companies, mortgage banking companies, insurance companies, securities firms, mutual funds, and several government agencies, as well as major retailers, all actively engaged in providing various types of loans and other financial services. Some of these competitors may have a long history of successful operations in Southern States’ market areas and greater ties to local businesses and more expansive banking relationships, as well as more established depositor bases, fewer regulatory constraints, and lower cost structures than Southern States does. Competitors with greater resources may possess an advantage through their ability to maintain numerous banking locations in more convenient sites, to conduct more extensive promotional and advertising campaigns, or to operate a more developed technology platform. Due to their size, many competitors may offer a broader range of products and services, as well as better pricing for certain products and services than Southern States can offer. For example, in the current low interest rate environment, competitors with lower costs of capital may solicit Southern States’ customers to refinance their loans with lower interest rates. Further, increased competition among financial services companies due to the recent consolidation of certain competing financial institutions may adversely affect Southern States’ ability to market Southern States’ products and services. Technology has lowered barriers to entry and made it possible for banks to compete in Southern States’ market areas without a retail footprint by offering competitive rates, and for non-banks to offer products and services traditionally provided by banks.

The financial services industry could become even more competitive as a result of legislative, regulatory, and technological changes and continued consolidation. Banks, securities firms, and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting), and merchant banking.

Southern States’ ability to compete successfully depends on a number of factors, including:

•	Southern States’ ability to develop, maintain, and build upon long-term customer relationships based on quality service and high ethical standards;

•	Southern States’ ability to attract and retain qualified employees to operate Southern States’ business effectively;

•	Southern States’ ability to expand market position;

•	the scope, relevance, and pricing of products and services that Southern States offers to meet customer needs and demands;

•	the rate at which Southern States introduces new products and services relative to its competitors;

•	customer satisfaction with Southern States’ level of service; and

•	industry and general economic trends.

Failure to perform in any of these areas could significantly weaken Southern States’ competitive position, which could adversely affect Southern States’ growth and profitability, which, in turn, could harm Southern States’ business, financial condition, and results of operations.

As a community bank, Southern States’ ability to maintain Southern States’ reputation is critical to the success of Southern States’ business, and the failure to do so may materially adversely affect Southern States’ performance.

Southern States’ reputation is one of the most valuable components of its business. As such, Southern States strives to conduct its business in a manner that enhances its reputation. This is done, in part, by recruiting, hiring, and retaining employees who share Southern States’ core values of being an integral part of the communities Southern States serves, delivering superior service to customers, and caring about customers and associates and maintaining Southern States’ credit culture. If Southern States’ reputation is negatively affected, by the actions of Southern States’ employees or otherwise, Southern States’ business and, therefore, Southern States’ operating results may be materially adversely affected.

As a community banking institution, Southern States has smaller lending limits and different lending risks than certain of its larger, more diversified competitors.

Southern States is a community banking institution that provides banking services to the local communities in the market areas in which it operates. Southern States’ ability to diversify economic risks is limited by Southern States’ local markets and economies. Southern States lends primarily to individuals and to small to medium-sized businesses, which may expose Southern States to greater lending risks than those of banks that lend to larger, better-capitalized businesses with longer operating histories. These small to medium-sized businesses and entrepreneurs may have fewer financial resources in terms of capital or borrowing capacity, and less developed internal controls and financial reporting than larger entities. If economic conditions negatively impact our markets generally, and small to medium-sized businesses are adversely affected, Southern States’

financial condition and results of operations may be negatively affected. In addition, Southern States’ legally mandated lending limits are lower than those of certain of Southern States’ competitors that have more capital than Southern States has. These lower lending limits may discourage borrowers with lending needs that exceed Southern States’ limits from doing business with Southern States.

Southern States historical growth rate and performance may not be indicative of our future growth or financial results.

We may not be able to sustain our past rate of growth or grow our business at all. Consequently, our past results of operations will not necessarily be indicative of our future operations.

If the communities in which Southern States operates do not grow, or if the prevailing economic conditions locally or nationally are less favorable than Southern States has historically realized, then its ability to implement its business strategies may be adversely affected, and its actual growth and financial performance may materially change.

Moreover, Southern States cannot give any assurance that Southern States will benefit from any market growth or favorable economic conditions in its market areas even if they do occur. If Southern States’ senior management team is unable to provide the effective leadership necessary to implement Southern States’ strategic plan, including the successful integration of any acquisition, Southern States’ actual financial performance may be materially adversely different from Southern States’ expectations and goals. Additionally, to the extent that any component of Southern States’ strategic plan requires regulatory approval, if Southern States is unable to obtain necessary approval without material adverse conditions, Southern States will be unable to completely implement its strategy, which may adversely affect its actual growth and results of operations and financial condition. The inability to successfully implement Southern States’ strategic plan could adversely affect the price of Southern States’ common stock.

The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and related notes appearing elsewhere in this prospectus. As a result, if future events or regulatory views differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and may require us to revise or restate prior period financial statements or realize losses not previously recognized, cause damage to our reputation and the price of our common stock and adversely affect our business, financial condition and results of operations.

Because Southern States’ business success depends significantly on key management personnel, the departure of such personnel could impair operations.

Southern States depends heavily upon its senior management team. The loss of the services of a member of Southern States’ senior management team, or an inability to attract other experienced banking personnel, could adversely affect Southern States’ business. Some of these adverse effects could include the loss of personal contacts with existing or potential customers, as well as the loss of special technical knowledge, experience, and skills of such individuals who are responsible for Southern States’ operations.

Southern States may be adversely affected by the lack of soundness of other financial institutions or financial market utilities.

Southern States’ ability to engage in routine funding and other transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. Defaults by, or even rumors or questions about, one or more financial institutions or financial market utilities, or the financial services industry generally, may lead to market-wide liquidity problems and losses of depositor, creditor, and counterparty confidence, and could lead to losses or defaults by Southern States or by other institutions.

Southern States continually encounters technological change and may have fewer resources than its competitors to continue to invest in technological improvements.

The banking and financial services industries are undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to enhancing the level of service provided to customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Southern States’ future success will depend, in part, upon Southern States’ ability to address the needs of customers by using technology to provide products and services that enhance customer convenience and create additional efficiencies in operations. Many of Southern States’ competitors have greater resources to invest in technological improvements, and Southern States may not be able to effectively implement new technology-driven products and services, which could reduce its ability to effectively compete.

The internal controls that Southern States has implemented in order to mitigate risks inherent to the business of banking might fail or be circumvented.

Management regularly reviews and updates Southern States’ internal controls and procedures that are designed to manage the various risks in Southern States’ business, including credit risk, operational risk, and interest rate risk. No system of controls, however well-designed and operated, can provide absolute assurance that the objectives of the system will be met. If there were a failure of such a system, or if a system were circumvented, there could be a material adverse effect on Southern States’ financial condition and results of operations.

The obligations associated with being a public company will require significant resources and management attention.

As a public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, particularly after we are no longer an emerging growth company. After the completion of this offering, we will be subject to the reporting requirements of the Exchange Act, and other rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), the PCAOB and NASDAQ, each of which imposes additional reporting and other obligations on public companies. As a public company, we will be required to, among other things:

•	prepare and distribute periodic and current reports, proxy statements and other stockholder communications in compliance with the federal securities laws and rules;

•	expand the roles and duties of our board of directors and committees thereof;

•	institute more comprehensive financial reporting and disclosure compliance procedures;

•	establish new internal policies, including those relating to trading in our securities, and internal and disclosure controls and procedures;

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above;

•	enhance our investor relations function;

•	retain additional personnel; and

•	comply with the listing standards of NASDAQ.

We expect these rules and regulations and future changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, will increase our legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have an adverse effect on our business, financial condition or results of operations. These increased costs could require us to expend time and money that we could otherwise use to expand our business and achieve our strategic objectives.

Changes in accounting standards could materially impact Southern States’ financial statements.

From time to time, the FASB or the SEC may change the financial accounting and reporting standards that govern the preparation of Southern States’ financial statements. Such changes may result in Southern States being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes may be beyond Southern States’ control, can be hard to predict, and can materially impact how Southern States records and reports its financial condition and results of operations. In some cases, Southern States could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in its needing to revise or restate prior period financial statements.

Severe weather, natural disasters, pandemics, epidemics, acts of war or terrorism or other external events could have significant effects on our business.

Severe weather and natural disasters, including hurricanes, tornados, drought and floods, epidemics and pandemics, acts of war or terrorism or other external events could have a significant effect on our ability to conduct business. Such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. Although management has established disaster recovery and business continuity policies and procedures, the occurrence of any such event could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations. The SEC and federal bank regulators have also recently updated their guidance for pandemics, which may cause us to change our operations and business continuity efforts.

The coronavirus or COVID-19 pandemic, trade wars, tariffs, and similar events and disputes, domestic and international, have adversely affected, and may continue to adversely affect economic activity globally, nationally and locally. Market interest rates have declined significantly, with the 10 year Treasury bond falling below 1.00% on March 3, 2020 for the first time. Such events also may adversely affect business and consumer confidence, generally. Travel and tourism may be especially adversely affected by COVID-19, which could adversely affect our approximately $59.6 million of hospitality CRE loans outstanding as of December 31, 2019. We and our customers, and our respective suppliers, vendors and processors may be adversely affected. Any such adverse changes may adversely affect our profitability, growth, asset quality and financial condition.

The Federal Reserve stated on February 28, 2020 that it was closely monitoring coronavirus developments and their effects on the economic outlook, and would act appropriately to support the economy. The Federal Reserve has taken several actions in response to the coronavirus pandemic, including, but not limited to:

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On March 3, 2020, the Federal Reserve reduced the target federal funds rate by 50 basis points to 1.00% to 1.25%. The Federal Reserve also announced it was purchasing Treasury bills at least into the second quarter of 2020, conducting overnight repurchase agreement operations at least through

April 2020, and will continue to reinvest amounts of principal received by the Federal Reserve on its portfolio of treasury and agency debt and mortgage-backed securities. It also reduced the primary credit rate by 50 basis points to 1.75%. Lastly, the Federal Reserve also reduced the interest it pays on excess reserves from 1.60% to 1.10%.

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On March 15, 2020, the Federal Reserve announced that it will lower the primary credit rate by 150 basis points to .25% percent, effective March 16, 2020, and reduced reserve requirement ratios to zero percent effective on March 26, 2020. The primary credit rate is the interest rate paid by depository institutions on loans received through the Federal Reserve’s discount window. Depository institutions have access to the Federal Reserve’s discount window to help meet their liquidity needs.

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On March 15, 2020, the Federal Reserve announced it will increase its holdings of Treasury securities by at least $500 billion and its holdings of agency mortgage-backed securities by at least $200 billion. It also reduced the target federal funds rate to 0% to .25%.

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On March 17, 2020, the Federal Reserve announced that it will establish a Commercial Paper Funding Facility and a Primary Dealer Credit Facility to support the flow of credit to households and businesses.

These actions have reduced interest rates, which is expected to adversely affect our net interest income and margins, and our profitability. The Federal Reserve and the U.S. government continues to take action to provide liquidity to the markets and stimulate the economy, the terms and effects of which cannot be predicted.

Southern States is or may become involved from time to time in suits, legal proceedings, information-gathering requests, investigations, and proceedings by governmental and self-regulatory agencies that may lead to adverse consequences.

Many aspects of Southern States’ business involve substantial risk of legal liability. Southern States is subject to being threatened to be named as defendants in lawsuits arising from its business activities. In addition, from time to time, Southern States is, or may become, the subject of governmental and self-regulatory agency information-gathering requests, reviews, investigations and proceedings, and other forms of regulatory inquiry, including by bank regulatory agencies, the SEC, and law enforcement authorities. The results of such proceedings could lead to significant civil or criminal penalties, including monetary penalties, damages, adverse judgments, settlements, fines, injunctions, restrictions on the way in which Southern States conducts its business, or reputational harm.

Changes in the method pursuant to which the London Interbank Offered Rate (“LIBOR”) and other benchmark rates are determined could adversely impact our business and results of operations.

We have approximately 14 loans with balances of approximately $31.5 million that use LIBOR interest rates. We also have $4.5 million in Subordinated Notes due in July 2026 (which may be repaid commencing on or after July 1, 2021) that use LIBOR interest rate. Additionally, certain of our hedging transactions and other transactions determine their applicable interest rate or payment amount by reference to a benchmark rate, such as LIBOR, or to an index, currency, basket or other financial metric. LIBOR and certain other benchmark rates are the subject of recent national, international, and other regulatory guidance and proposals for reform. In July 2017, the Chief Executive of the Financial Conduct Authority announced that the Financial Conduct Authority intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. Consequently, it is not possible to predict whether LIBOR will continue to be viewed as an acceptable market benchmark, what rate or rates may become accepted alternatives to LIBOR, or what the effect of any such changes in views or alternatives may be on the markets for LIBOR-linked financial instruments. We are in the process of assessing the impact that a cessation or market replacement of LIBOR would have on certain of our products and contracts.

Risks Related to the Regulation of the Banking Industry

Southern States is subject to extensive regulation in the conduct of its business, which imposes additional costs on Southern States and adversely affects its profitability.

As a bank holding company, Southern States is subject to federal regulation under the Bank Holding Company Act of 1956, as amended, or the BHCA, and the examination and reporting requirements of the Federal Reserve. Federal regulation of the banking industry, along with tax and accounting laws, regulations, rules, and standards, may limit Southern States’ operations significantly and control the methods by which Southern States conducts business, as they limit those of other banking organizations. Banking regulations are primarily intended to protect depositors, deposit insurance funds, and the banking system as a whole, and not stockholders or other creditors. These regulations affect lending practices, capital structure, capital levels, investment practices, dividend policy, and overall growth, among other things. For example, federal and state consumer protection laws and regulations limit the manner in which Southern States may offer and extend credit. In addition, the laws governing bankruptcy generally favor debtors, making it more expensive and more difficult to collect from customers who become subject to bankruptcy proceedings.

Southern States also may be required to invest significant management attention and resources to evaluate and make any changes necessary to comply with new or additional regulations that may be adopted by Congress or the banking regulators. This allocation of resources, as well as any failure to comply with applicable requirements, may negatively impact Southern States’ financial condition and results of operations.

Changes in laws, government regulation, and monetary policy may have a material effect on Southern States’ results of operations.

Financial institutions have been the subject of significant legislative and regulatory changes and may be the subject of further significant legislation or regulation in the future, none of which is within Southern States’ control. New proposals for legislation could be introduced in the U.S. Congress that could further substantially increase regulation of the bank and non-bank financial services industries, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates, financial product offerings, and disclosures, and have an effect on bankruptcy proceedings with respect to consumer residential real estate mortgages, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Changes to statutes, regulations, or regulatory policies, including changes in their interpretation or implementation by regulators, could affect Southern States in substantial and unpredictable ways. Such changes could, among other things, subject Southern States to additional costs and lower revenues, limit the types of financial services and products that Southern States may offer, ease restrictions on non-banks and thereby enhance their ability to offer competing financial services and products, increase compliance costs, and require a significant amount of management’s time and attention. Failure to comply with statutes, regulations, or policies could result in sanctions by regulatory agencies, civil monetary penalties, or reputational damage, each of which could have a material adverse effect on Southern States’ business, financial condition, and results of operations.

Banking agencies periodically conduct examinations of Southern States’ business, including compliance with laws and regulations, and Southern States’ failure to comply with any supervisory actions to which Southern States becomes subject as a result of such examinations could materially and adversely affect Southern States.

Southern States and the Bank are subject to supervision and regulation by banking agencies that periodically conduct examinations of their businesses, including compliance with laws and regulations. Southern States and any nonbanking subsidiaries are subject to supervision and periodic examination by the Federal Reserve. The Bank is subject to supervision and periodic examination by the FDIC and the Alabama State Banking Department (“ASBD”). Accommodating such examinations may require management to reallocate resources, which would otherwise be used in the day-to-day operation of other aspects of Southern States’ business. If, as a result of an examination, any such banking agency was to determine that the financial condition, capital resources, allowance for loan losses, asset quality, earnings prospects, management, liquidity, or other aspects of Southern States’ operations had become unsatisfactory, or that Southern States or its management were in violation of any law or regulation, such banking agency may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in Southern States’ capital, to restrict Southern States’ growth, to assess civil monetary penalties against Southern States, its officers, or directors, to remove officers and directors, and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate Southern States’ deposit insurance. If Southern States becomes subject to any such a regulatory action, it could have a material adverse effect on Southern States’ business, financial condition, and results of operations. See “Supervision and Regulation.”

FDIC deposit insurance assessments may materially increase in the future, which would have an adverse effect on earnings.

Southern States Bank is assessed a quarterly deposit insurance premium by the FDIC. The failure of banks nationwide during the financial crisis significantly depleted the Deposit Insurance Fund (“DIF”) and reduced the ratio of reserves to insured deposits. The FDIC adopted a DIF Restoration Plan, which required the DIF to attain a 1.35% reserve ratio by September 30, 2020. This ratio was attained in the third quarter of 2018. Southern States Bank could be required to pay significantly higher premiums or additional special assessments, if, among other things, future bank failures deplete the DIF. This would adversely affect earnings, thereby reducing the availability of funds to pay dividends to Southern States.

Southern States and Southern States Bank are subject to certain capital requirements by regulators.

Applicable regulations require Southern States and Southern States Bank to maintain specific capital standards in relation to the respective credit risks of their assets and off-balance sheet exposures. Various components of these requirements are subject to qualitative judgments by regulators. Southern States Bank maintains a “well capitalized” status under the current regulatory framework. Southern States Bank’s failure to maintain a “well capitalized” status could affect customers’ confidence in Southern States Bank, which could adversely affect its ability to do business. In addition, failure to maintain such status could also result in restrictions imposed by regulators on Southern States Bank’s growth, brokered deposits and deposit rates, dividends, management compensation and other activities. Any such effect on customers or restrictions by regulators could have a material adverse effect on Southern States’ financial condition and results of operations.

The Federal Reserve may require Southern States to commit capital resources to support the Bank.

Federal law requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks, and to commit resources to support such subsidiary banks. Under the “source of strength” doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when Southern States may not have the resources to provide it and therefore may be required to borrow the funds or raise capital, even if a further investment was not otherwise warranted.

Southern States may need to raise additional capital in the future, including as a result of potential increased minimum capital thresholds established by regulators, but that capital may not be available when it is needed or may be dilutive to stockholders.

Southern States is required by federal and state regulatory authorities to meet regulatory capital requirements. Institutions that seek acquisitions such as Southern States are expected to maintain capital substantially above regulatory minimums. New regulations implementing minimum capital standards could require financial institutions to maintain higher minimum capital ratios and may place a greater emphasis on common equity and tangible common equity as a component of “Tier 1 capital,” which consists generally of stockholders’ equity and qualifying preferred stock, less certain goodwill items and other intangible assets. In order to support Southern States’ operations and comply with regulatory standards, Southern States may need to raise capital in the future. Southern States’ ability to raise additional capital will depend on conditions in the capital markets at that time (which are outside of Southern States’ control) on Southern States’ financial condition and performance. The capital and credit markets have experienced significant volatility in recent years, and capital may not be available to Southern States or on reasonable terms, when needed. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If Southern States cannot raise additional capital when needed, its financial condition and results of operations may be adversely affected, and its banking regulators may subject Southern States to regulatory enforcement action as outlined above. Furthermore, Southern States’ issuance of additional shares of common stock could dilute the economic ownership interest of Southern States’ stockholders.

Many new activities and expansion plans require regulatory approvals, and failure to obtain them may restrict our growth.

As part of our growth strategy, we may expand our business by pursuing strategic acquisitions of financial institutions and other closely related businesses. Generally, we must receive regulatory approval before we can acquire a bank holding company, an FDIC-insured depository institution or related businesses. In determining whether to approve a proposed acquisition, banking regulators will consider, among other factors, the effect of the acquisition on competition, our financial condition, our future prospects and the impact of the proposal on U.S. financial stability. The regulators also review current and projected capital ratios, the competence, experience and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution’s record of compliance under the Community Reinvestment Act (“CRA”)) and the effectiveness of the acquiring institution in combating money laundering activities. Generally, acquirors must be deemed “well managed” and “well capitalized.” The necessary regulatory approvals may not be granted on terms that are acceptable to us, or at all. In certain cases, where our resulting market shares raises competitive concerns, we may also be required to sell banking locations as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefit of any acquisition.

In addition to the acquisition of existing financial institutions, as opportunities arise, we may continue de novo branching as a part of our expansion strategy. De novo branching carries with it numerous risks, including the inability to obtain all required regulatory approvals, which are dependent upon many of the same factors as acquisitions, including our capital management, anti-money laundering and CRA compliance. The failure to obtain these regulatory approvals for potential future strategic acquisitions and de novo banking locations could impact our business plans and restrict our growth.

Southern States is subject to numerous laws designed to protect consumers, including the CRA and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act, and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution’s performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on Southern States’ business, financial condition, results of operations, and future prospects.

Southern States is subject to the Bank Secrecy Act and other anti-money laundering statutes and regulations, and any deemed deficiency by Southern States with respect to these laws could result in significant liability.

The Bank Secrecy Act, the USA PATRIOT Act of 2001, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports when appropriate. In 2019, the “know your customer” rules were expanded to include inquiries regarding beneficial owners of entities. In addition to other bank regulatory agencies, the federal Financial Crimes Enforcement Network of the Department of the Treasury, or FinCEN, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the state and federal banking regulators, as well as the U.S. Department of Justice, Consumer Financial Protection Bureau, Drug Enforcement Administration, and Internal Revenue Service. Southern States is also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control of the Department of the Treasury, or OFAC, regarding, among other things, the prohibition of transacting business with, and the need to freeze assets of, certain persons and organizations identified as a threat to the national security, foreign policy, or economy of the United States. If Southern States’ policies, procedures, and systems are deemed deficient, Southern States would be subject to liability, including fines and regulatory actions, which may include restrictions on Southern States’ ability to pay dividends and the necessity to obtain regulatory approvals to proceed with its acquisition and business plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for Southern States. Any of these results could have a material adverse effect on Southern States’ business, financial condition, results of operations, and future prospects.

Southern States ability to pay dividends is subject to restriction by various laws and regulations and other factors.

Declarations of dividends is subject to the approval of our board of directors and subject to limits imposed on us by our regulators. Any future constraints on liquidity at the holding company level could impair Southern States’ ability to declare and pay dividends on Southern States’ common stock. In order to pay any dividends, we rely on dividends from the Bank. Under Alabama law, state-chartered banks must maintain a capital surplus of at least 20% of its capital, which the Bank currently exceeds. Moreover, our Bank is also required by Alabama law to obtain the prior approval of the Superintendent for its payment of dividends if the total of all dividends declared by the Bank in any calendar year will exceed the total of (1) the Bank’s net earnings (as defined by statute) for that year, plus (2) its retained net earnings for the preceding two years, less any required transfers to surplus. In addition, the bank must maintain certain capital levels, which may restrict the ability of our Bank to pay dividends to us and our ability to pay dividends to our stockholders. Also, Southern States’ and Southern States Bank’s regulators have the authority to restrict dividends and payments on subordinated notes on each entity, if they determine they are operating in an unsafe or unsound manner, including inadequate capital.

At December 31, 2019, Southern States Bank could pay approximately $6.3 million of dividends to Southern States without prior approval of the Superintendent. However, the payment of dividends is also subject to declaration by our board of directors, which takes into account our financial condition, earnings, general economic conditions and other factors, including statutory and regulatory restrictions. There can be no assurance that dividends will in fact be paid on our common stock in future periods or that, if paid, such dividends will not be reduced or eliminated. However, the amount and frequency of cash dividends, if any, will be determined by our board of directors after consideration of a number of factors, including, but not limited to: (1) our historical and projected financial condition, liquidity and results of operations; (2) our capital levels and needs; (3) any acquisitions or potential acquisitions that we are considering; (4) contractual, statutory and regulatory prohibitions and other limitations; (5) general economic conditions; and (6) other factors deemed relevant by our board of directors. Our ability to pay dividends may also be limited on account of our outstanding indebtedness, as we generally must make payments on our outstanding indebtedness before any dividends can be paid on our common stock. Finally, because our primary asset is our investment in the stock of the Bank, Southern States is dependent upon dividends from the Bank to pay our operating expenses, satisfy our obligations and pay dividends on our common stock, and the Bank’s ability to pay dividends on its common stock will substantially depend upon its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate and other factors deemed relevant by its board of directors. Therefore, there can be no assurance that we will pay any dividends to holders of our common stock, or as to the amount of any such dividends. See “Dividend Policy” and “Supervision and Regulation.”

Risks Related to this Offering and an Investment in Our Common Stock

No prior public market exists for our common stock, and an active, liquid market for our common stock may not develop or be sustained following this offering.

Before this offering, there has been no established public market for our common stock. Although we intend to apply to list our common stock on NASDAQ, an active, liquid trading market for our common stock may not develop or be sustained following this offering. The initial public offering price for our common stock will be determined by negotiations between us, the selling stockholders and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our common stock, over which we have no control. Without an active, liquid trading market for our common stock, stockholders may not be able to sell their shares at the volume, prices and times desired or sell their shares at all. Moreover, the lack of an established market could have an adverse effect on the value of our common stock. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business through acquisitions, by using our common stock as consideration, should we elect to do so.

The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may impact the market price and trading volume of our common stock, including, without limitation:

•	actual or anticipated fluctuations in our operating results, financial condition or asset quality;

•	changes in economic or business conditions;

•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve, or in laws or regulations affecting us;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the number of securities analysts covering us;

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publication of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	changes in market valuations or earnings of companies that investors deem comparable to us;

•	the trading volume of our common stock;

•	future issuances of our common stock or other securities;

•	future sales of our common stock by us or our directors, executive officers or principal stockholders;

•	additions or departures of key personnel;

•	perceptions in the marketplace regarding our competitors and us;

•	changes or proposed changes in laws or regulations, or differing interpretations thereof affecting our business, or enforcement of these laws or regulations;

•	new technology used, or services offered by, competitors;

•	additional investments from third parties;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;

•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services;

•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core market or the financial services industry; and

•	geopolitical conditions such as acts or threats of terrorism, pandemics, military conflicts, tariffs or trade wars.

In particular, the realization of any of the risks described in this “Risk Factors” section of this prospectus could have a material adverse effect on the market price of our common stock and cause the value of your investment to decline. The stock market and, in particular, the market for financial institution stocks have at times experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility could have an adverse effect on the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

As of December 31, 2019, approximately 38.5% of our voting and non-voting common stock is owned by certain institutional holders, and future sales by these institutional holders may adversely affect the prevailing market price of our common stock.

On December 27, 2016, we sold an aggregate of (1) 2,137,143 shares of common stock to Patriot Financial Partners II, L.P.; Patriot Financial Partners Parallel II, L.P.; EJF Sidecar Fund, Series LLC – Series E; Ithan Creek Investors USB, LLC; Davis Partnership, L.P.; Banc Fund IX L.P.; Banc Fund VIII L.P.; Siena Capital Partners I, L.P.; Siena Capital Partners Accredited, L.P. and JCSD Partners, LP (collectively, the “Institutional Investors”), and (2) 161,143 shares of Series B convertible preferred stock, $0.01 par value per share (the “Series B Preferred Stock”) to Patriot Financial Partners II, L.P. and Patriot Financial Partners Parallel II, L.P. (collectively, “Patriot”). The Series B Preferred Stock was non-voting and, under certain conditions, could be converted into shares of non-voting common stock on a one-to-five basis. Patriot converted its 161,143 shares of Series B Preferred Stock into 805,715 shares of non-voting common stock on May 1, 2017. The non-voting common stock is non-voting in the hands of any holder of 9.9% or more of Southern States’ voting common stock. Upon the sale or transfer of the non-voting stock to any person unaffiliated with the holder who holds or controls less than 9.9% of Southern States’ voting common stock, such transferred shares automatically will become an identical number of shares of voting common stock, as provided in Southern States certificate of incorporation. As of December 31, 2019, the Institutional Investors continue to own 2,942,858 shares of common stock and non-voting common stock, representing approximately 38.5% of our issued and outstanding voting and non-voting common stock as of such date. Please see “Principal and Selling Stockholders.”

In connection with the transactions above, we entered into a Registration Rights Agreement, dated as of December 28, 2016, with the Institutional Investors (the “Registration Rights Agreement”). The Registration Rights Agreement provides for demand and piggyback registration rights. Pursuant to its demand registration rights, after June 28, 2020, Patriot has the right to require Southern States to file a registration statement with the SEC so that Patriot may resell its shares of common stock. Subject to the terms of the Registration Rights Agreement, the other Institutional Investors would be permitted to include their shares of common stock. Patriot may make two such requests, provided that such requests are 180 days or more apart. If Southern States files a registration statement for a primary or secondary offer of its securities (other than a registration statement related to equity compensation plans or mergers and acquisitions), the Registration Rights Agreement requires Southern States to notify the Institutional Investors who may elect to have their securities included in such registration statement for resale.

Patriot and other Institutional Investors are acting as selling stockholders in this offering and offering                 shares of common stock. To the extent that the Institutional Investors continue to hold shares of common stock following this offering, it is possible that Southern States may be required to register for resale shares of common stock of Institutional Investors, and such resale could have adverse effect on volatility and the market value of Southern States common stock then outstanding. Such resales could also make it more difficult for Southern States and its stockholders to sell common stock.

Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that large sales could occur, could cause the market price of our common stock to decline or limit our future ability to raise capital through an offering of equity securities.

Upon completion of this offering, the authorized common stock of Southern States Bancshares, Inc. will consist of 30,000,000 shares of voting common stock, $5.00 par value per share, of which                 shares will be issued and outstanding (or                shares if the underwriters exercise their option to purchase additional shares in full), 5,000,000 shares of non-voting common stock, $5.00 par value per share, of which                 shares will be issued and outstanding, and 2,000,000 shares of preferred stock, par value $0.01 per share, none of which will be issued and outstanding. The number of shares of common stock outstanding includes                shares that we and the selling stockholders are selling in this offering (or                 shares if the underwriters exercise their option to purchase additional shares in full), which will be freely transferable without restriction or further registration under the Securities Act. Holders of approximately    % of the shares of our common stock outstanding prior to this offering, including all of our executive officers and directors and the Institutional Investors, have agreed not to sell any shares of our common stock for a period of at least 180 days from the date of the final prospectus, subject to certain exceptions. See “Underwriting.” Following the expiration of the applicable lock-up period, all of these shares will be eligible for resale under Rule 144 of the Securities Act, subject to any remaining holding period requirements and, if applicable, volume limitations. The market price of our common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. The remaining shares of common stock outstanding prior to this offering are not subject to lock-up agreements and substantially all of such shares have been held by our non-affiliates for at least one year and therefore may be freely sold by such persons upon the completion of this offering. See “Shares Eligible for Future Sale” for a discussion of the shares of our common stock that may be sold into the public market in the future.

Following the completion of this offering, we also intend to file a registration statement on Form S-8 under the Securities Act to register the offer and sale of shares of our common stock that are issuable under our 2017 Incentive Stock Compensation Plan (the “Plan”). Accordingly, subject to certain vesting requirements we may impose, shares registered under that registration statement will be eligible for sale in the open market immediately by persons other than our executive officers, directors and Institutional Investors and, following the lock-up agreements’ expiration, by our executive officers and directors.

In addition, we may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments and under compensation and incentive plans, including the Plan. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments. Such issuances of common stock may dilute our existing stockholders.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition or under a compensation or incentive plan, including the Plan), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through future sales of our securities.

Investors in this offering will experience immediate and substantial dilution.

If you purchase common stock in this offering, you will pay more for your shares than the tangible book value per share immediately prior to the completion of the offering. As a result of the offering, you will incur immediate dilution of $        per share, representing the difference between the initial public offering price of $        per share and our as adjusted tangible book value of $         per share. Accordingly, if we were liquidated at our as-adjusted tangible book value, you would not receive the full amount of your investment. See “Dilution.”

We have broad discretion in the use of the net proceeds from this offering, and our use of those proceeds may not yield a favorable return on your investment.

We intend to use the net proceeds from the sale of the common stock sold by us in the offering for general corporate purposes, which may include capital and liquidity to support our growth, and potential acquisitions of other banks or closely related businesses. We will not receive any of the proceeds from the sale of our common stock in this offering by the selling stockholders. We have not specifically allocated the amount of net proceeds that will be used for these purposes, and our management will have broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower yields than we generally earn on loans and longer-term investments, which may have an adverse effect on our profitability.

The rights of our common stockholders are generally subordinate to the rights of the holders of any debt instruments that we may issue and may be subordinate to the holders of any series of preferred stock that we may issue in the future.

As of December 31, 2019, we have an approximately $8.0 million indebtedness outstanding in the form of a line of credit (the “Line of Credit”) and approximately $4.5 million outstanding in subordinated notes (the “Subordinated Notes”).

Our existing indebtedness is, and future indebtedness that we may incur will be, senior to our common stock. We must make payments on our indebtedness before any dividends can be paid on our common stock, and, in the event of our bankruptcy, dissolution or liquidation, the holders of any indebtedness must be satisfied in full before any distributions can be made to the holders of our common stock. Additionally, the right of a bank holding company to participate in the assets of its subsidiary bank in the event of a bank-level liquidation or reorganization is subject to the claims of the bank’s creditors, including depositors, which generally take priority over bank holding company claims.

We are a holding company. Our sole material asset is our equity interest in the Bank and we are accordingly dependent upon distributions from the Bank to pay dividends on our common stock.

We are a holding company and have no material assets other than our equity interest in the Bank, and have no independent means of generating revenue except for cash and securities we may hold. The Bank or its subsidiaries may be restricted from making distributions to us under applicable law or regulation or under the terms of their financing arrangements, or may otherwise be unable to provide such funds.

Our corporate governance documents, and certain corporate and banking laws applicable to us, could make a takeover more difficult, which could adversely affect the market price of our common stock.

Certain provisions of our articles of incorporation and bylaws could make it more difficult for a third party to acquire control of our organization or conduct a proxy contest, even if those events were perceived by many of our stockholders as beneficial to their interests. Our articles or bylaws include, among other things, provisions that:

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enable our board of directors to issue additional shares of authorized, but unissued capital stock including additional shares of common stock and preferred stock, without further stockholder approval;

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enable our board to establish the terms of preferred stock, including voting rights, dividend rights, redemption features, rights on liquidation or dissolution, and other qualifications, limitations and restrictions;

•	establish an advance notice procedure for director nominations and other stockholder proposals;

•	do not permit stockholders to call special meetings of stockholders or act by written consent; and

•	enable our board of directors to increase the size of the board and fill the vacancies created by the increase.

In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. Any of the foregoing provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which our stockholders might otherwise receive a premium over the market price of our shares. See “Description of Southern States Capital Stock.”

There are also substantial regulatory limitations on changes of control of bank holding companies that may discourage investors from purchasing shares of our common stock.

With limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring 10% or more (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of the directors or otherwise direct the management or policies of our company without prior notice or application to, and the approval of, the Federal Reserve. Companies investing in banks and bank holding companies receive additional review and may be required to file Change in Bank Control Act notices. Accordingly, prospective investors must be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock. These provisions could discourage third parties from seeking to acquire significant interests in us or in attempting to acquire control of us, which, in turn, could materially and adversely affect the market price of our common stock.

We are an “emerging growth company” as defined in the JOBS Act and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” As an emerging growth company:

•

we are required to present only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations, and provide less than five years of selected financial data in this prospectus;

•	we are exempt from the requirement to obtain an attestation report from auditors on management’s assessment of internal control over financial reporting under the Sarbanes-Oxley Act;

•

we are not required to comply with any new requirements adopted by the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•

we are permitted to provide less extensive disclosure about our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation; and

•	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these exemptions until we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of: (i) the last day of the fiscal year in which we have at least $1.07 billion in annual gross revenues, (ii) the date on which we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act (the last day of the fiscal year in which we have more than $700 million in market value of our common stock held by non-affiliates as of the prior June 30), (iii) the date on which we issue more than $1.00 billion of non-convertible debt during the prior three-year period, or (iv) the last day of the fiscal year following the fifth anniversary of our initial public offering. We may choose to take advantage of some but not all of these reduced burdens. We have elected to adopt certain of the reduced disclosure requirements described above for purposes of the registration statement of which this prospectus is a part.

We expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the SEC and proxy statements that we use to solicit proxies from our stockholders. As a result, the information that we provide to our stockholders may be different than what you might receive from public reporting companies from which you hold equity interests.

In addition, the JOBS Act permits us to take advantage of an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to use this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, may not be subject to all new or revised accounting standards generally applicable to public companies for the transition period as long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act. As a result, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards on a non-delayed basis.

We cannot predict whether investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may a less active trading market for our common stock, and our stock price may be more volatile or decline.

Any deficiencies in our financial reporting or internal controls could materially and adversely affect our business and the market price of our common stock.

For the year ended December 31, 2019, we became subject to the FDIC rules requiring annual management reports on our financial statements, our internal controls and for compliance with laws and regulations related to safety and soundness. For each Annual Report on Form 10-K starting with the year ending December 31, 2021, SEC rules will require that our Chief Executive Officer and Chief Financial Officer periodically certify the existence and effectiveness of our internal control over financial reporting. Beginning with the first Annual Report on Form 10-K we file following the date we cease to be an “emerging growth company” as defined in the JOBS Act, but no later than our Annual Report for the fiscal year ending December 31, 2025, we will be required to include our independent registered public accounting firm’s attestation report on the design and operating effectiveness of our internal control over financial reporting. This process will require significant documentation of policies, procedures and systems, and review of that documentation and testing of our internal control over financial reporting by our internal auditing and accounting staff and our independent registered public accounting firm. This process will require considerable time and attention from management, which could prevent us from successfully implementing our business initiatives and improving our business, financial condition and results of operations, strain our internal resources, and increase our operating costs. We may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter.

During the course of our testing we may identify deficiencies that would have to be remediated to satisfy the SEC rules for certification of our internal control over financial reporting. A material weakness is defined by the standards issued by the PCAOB as a deficiency, or combination of deficiencies, in internal control over financial reporting that results in a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a consequence, we would have to disclose in periodic reports we file with the SEC any material weakness in our internal control over financial reporting. The existence of a material weakness would preclude management from concluding that our internal control over financial reporting is effective and would preclude our independent auditors from expressing an unqualified opinion on the effectiveness of our internal control over financial reporting. In addition, disclosures of deficiencies of this type in our SEC reports could cause investors to lose confidence in our financial reporting, and may negatively affect the market price of our common stock, and could result in the delisting of our securities from the securities exchanges on which they trade. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal control over financial reporting, it may materially and adversely affect us.

Securities analysts may not initiate or continue coverage on us.

The trading market for our common stock will depend, in part, on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover us. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline. If we are covered by securities analysts and are the subject of an unfavorable report, the price of our common stock may decline.

An investment in our common stock is not an insured deposit and is subject to risk of loss.

Your investment in our common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and your investment may lose money.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which reflect our current expectations and beliefs with respect to, among other things, future events and our financial performance. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Although we believe that the expectations reflected in such forward-looking statements are reasonable as of the dates made, we cannot give any assurance that such expectations will prove correct and actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict.

These statements are often, but not always, made through the use of words or phrases such as “may,” “can,” “should,” “could,” “to be,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “likely,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “target,” “project,” “would” and “outlook,” or the negative version of those words or other similar words or phrases of a future or forward-looking nature. Forward-looking statements appear in a number of places in this prospectus and may include statements about business strategy and prospects for growth, operations, ability to pay dividends, competition, regulation and general economic conditions.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

•	our ability to execute and prudently manage our growth and execute our strategy, including expansion activities;

•	our ability to adequately measure and limit our credit risk;

•	business, market and economic conditions generally and in the financial services industry, nationally and within our local markets;

•	factors that can impact the performance of our loan portfolio, including real estate values and liquidity in our markets and the financial health of our commercial borrowers;

•	the failure of assumptions and estimates, as well as differences in, and changes to, economic, market, and credit conditions, including changes in borrowers’ credit risks and payment behaviors;

•

compliance with governmental and regulatory requirements, including the Dodd-Frank Act and others relating to banking, consumer protection, securities and tax matters, and our ability to maintain licenses required in connection with mortgage origination, sale and servicing operations;

•	compliance with the Bank Secrecy Act, OFAC rules and anti-money laundering laws and regulations;

•	governmental monetary and fiscal policies;

•	the effectiveness of our risk management framework, including internal controls;

•	the composition of and changes in our management team and our ability to attract and retain key personnel;

•	geographic concentration of our business in certain Alabama and Georgia markets;

•	our ability to attract and retain customers;

•

the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values and liquidity of loan collateral, securities, and interest-sensitive assets and liabilities, and the risks and uncertainty of the amounts realizable;

•	changes in the availability and cost of credit and capital in the financial markets, and the types of instruments that may be included as capital for regulatory purposes;

•	changes in the prices, values and sales volumes of residential and commercial real estate;

•

the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, trust and other wealth management services and insurance services, including the disruption effects of financial technology and other competitors who are not subject to the same regulations as the Company and the Bank;

•

the failure of assumptions and estimates underlying the establishment of allowances for possible loan losses and other asset impairments, losses, valuations of assets and liabilities and other estimates;

•

the risks of mergers, acquisitions and divestitures, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and possible failures to achieve expected gains, revenue growth and/or expense savings from such transactions;

•	changes in technology or products that may be more difficult, costly, or less effective than anticipated;

•	systems failures or interruptions involving our risk management framework, our information technology and telecommunications systems or third-party servicers;

•	unauthorized data access, cyber-crime and other threats to data security and customer privacy;

•	our ability to maintain our historical rate of growth;

•	our ability to identify potential candidates for, consummate, and achieve synergies resulting from, potential future acquisitions;

•	deterioration of our asset quality or the value of collateral securing loans;

•

changes in the laws, rules, regulations, interpretations or policies relating to financial institutions, accounting, tax, trade, monetary and fiscal matters and appropriate compliance with applicable law and regulation;

•	operational risks associated with our business;

•	volatility and direction of market interest rates and the shape of the yield curve;

•	our ability to maintain important deposit customer relationships, maintain our reputation or otherwise avoid liquidity risks;

•	the obligations associated with being a public company;

•	the commencement and outcome of litigation and other legal proceedings against us or to which we may become subject;

•

natural disasters and adverse weather, acts of terrorism, an outbreak of hostilities or other international or domestic calamities as well as national and international economic conditions and health issues, such as a coronavirus like COVID-19, and other matters beyond our control; and

•	other factors that are discussed in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements and the “Risk Factors” included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

Assuming an initial public offering price of $            per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock by us in this offering will be approximately $            million (or approximately $            million if the underwriters elect to exercise in full their option to purchase additional shares of common stock), after deducting the estimated underwriting discounts, commissions and offering expenses. We will not receive any of the proceeds from the sale of our common stock in this offering by the selling stockholders.

Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $             million (or approximately $            million if the underwriters elect to exercise in full their option to purchase additional shares), assuming the number of shares we sell, as set forth on the cover of this prospectus, remains the same, after deducting the estimated underwriting discounts, commissions and offering expenses.

We intend to use the net proceeds from this offering for general corporate purposes, which may include capital and liquidity to support our growth, and potential acquisition of other banks or closely related businesses. Our management team will have broad discretion over how these proceeds are used.

DIVIDEND POLICY

Our stockholders are entitled to receive dividends on common stock only if, when and as declared by our board of directors from funds legally available therefor under Alabama corporate law and as limited by our banking regulators. We have paid a regular annual cash dividend on our common stock since 2012. We most recently declared a dividend of $0.31 per common share for the year ended December 31, 2019. After the completion of this offering, we expect to declare dividends on our common stock on a quarterly basis, initially at the same annual rate per share that we declared for 2019. However, any future determination relating to dividends will be made at the discretion of our board of directors and will depend on our financial condition, liquidity and results of operations; our capital levels and needs; acquisitions; contractual, statutory and regulatory prohibitions and other limitations; general economic conditions; and other factors deemed relevant by our board of directors. Therefore, there can be no assurance that in the future we will pay any dividends to holders of our common stock, or as to the amount of any future dividends.

Dividend Restrictions

Southern States is a legal entity separate and distinct from Southern States Bank. Southern States’ principal source of cash, including cash to pay dividends to its stockholders, are dividends that Southern States receives from the Bank. Statutory and regulatory limitations apply to Southern States Bank’s payment of dividends to us as well as to our payment of dividends to our stockholders. A bank holding company is required to serve as a source of strength to its subsidiary banks. Generally, under Federal Reserve policy, a bank holding company should not pay cash dividends from current year’s operating earnings and the prospective rate of earnings retention appears to be consistent with the corporation’s risks, capital needs and retention, asset quality and overall financial condition. See “Supervision and Regulation.”

The Alabama State Banking Department also regulates Southern States Bank’s dividend payments. A bank is required by Alabama law to obtain the prior approval of the Alabama Superintendent of Banks for its payment of dividends, if the total of all dividends declared by a bank in any calendar year will exceed the total of (1) the bank’s net earnings (as defined by statute) for that year, plus (2) its retained net earnings for the preceding two years, less any required transfers to surplus. In addition, no dividends, withdrawals or transfers may be made from the bank’s surplus without the prior written approval of the Superintendent.

Southern States and Southern States Bank’s payment of dividends may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. Bank regulatory agencies have the authority to prohibit bank holding companies and banks from engaging in unsafe or unsound practices in conducting their business. The payment of dividends, depending on the financial condition of a bank holding company and of its subsidiary bank, could under certain circumstances be deemed an unsafe or unsound practice, and therefore restricted. See “Supervision and Regulation.”

Under the FDIC’s regulations, an FDIC-insured depository institution may not make any capital distributions (including the payment of dividends) or pay any management fees to its holding company if it is undercapitalized or if such payment would cause it to become undercapitalized. See “Supervision and Regulation.”

CAPITALIZATION

The following table shows our capitalization, including regulatory capital ratios, on a consolidated basis, as of December 31, 2019:

•	on an actual basis; and

•

on an adjusted basis, after giving effect to the net proceeds from the sale by us of                shares of our common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares) at an assumed initial public offering price of $            per share, which is the midpoint of the price range on the cover of this prospectus, after deducting estimated underwriting discounts, commissions and offering expenses.

The capitalization information below is for illustrative purposes only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. You should read the following table in conjunction with the sections titled “Summary—Selected Historical Consolidated Financial Data and Other Information,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2019
	Actual	As Adjusted
	(Dollars in thousands)
Cash and cash equivalents(1):	$115,235	$

Debt:
Line of Credit	7,984
Subordinated Notes	4,478

Stockholders’ equity:
Preferred Stock, 1,000,000 shares authorized; 0 shares issued and outstanding	—
Common Stock ($5.00 par value), 15,000,000 shares authorized; 7,650,772 shares issued and outstanding (actual); and 15,000,000 shares authorized; shares issued and outstanding (as adjusted)	38,254
Capital surplus	64,592
Retained earnings	23,919
Accumulated other comprehensive income	264
Unvested restricted stock	(392)

Total stockholders’ equity	$126,637

Total capitalization	$139,099

Capital ratios:
Common equity tier 1 capital ratio	11.24%		%
Tier 1 leverage ratio	9.78%		%
Tier 1 risk-based ratio	11.24%		%
Total risk-based capital ratio	12.68%		%
Per Share Data:
Book value per share	$16.55	$
Tangible book value per share(2)	$14.08	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the as adjusted amount of our cash and cash equivalents, additional paid-in-capital, total stockholders’ equity and total capitalization by $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts, commissions and offering expenses. If the underwriters’ option to purchase additional shares is exercised in full, the as adjusted amount of cash and cash equivalents, additional paid-in-capital, total stockholders’ equity and total capitalization would increase by approximately $ million, after deducting estimated underwriting discounts, commissions and offering expenses, and we would have shares of our common stock issued and outstanding, as adjusted.
(2)

Tangible book value per share is a non-GAAP financial measure. Please see “Non-GAAP Financial Measures” for a definition of tangible book value per share and a reconciliation to its most directly comparable financial measure presented in accordance with GAAP.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent that the initial public offering price per share of our common stock exceeds the as adjusted tangible book value per share of our common stock immediately following this offering. Tangible book value per share is equal to our tangible common equity divided by the number of shares of common stock outstanding as of such date. Tangible common equity equals our total stockholders’ equity less goodwill and core deposit intangibles. Tangible common equity and tangible book value per share are non-GAAP financial measures. The most directly comparable GAAP financial measure to tangible common equity is total stockholders’ equity, and the most directly comparable GAAP financial measure to tangible book value per share is book value per share. See our reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Non-GAAP Financial Measures.”

Our tangible common equity at December 31, 2019 was $107.7 million, or a tangible book value per share of $14.08, based on the number of shares outstanding as of such date. After giving effect to the net proceeds from the sale by us of                shares of our common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares) at an assumed initial public offering price of $        per share (the midpoint of the price range on the cover of this prospectus), and after deducting estimated underwriting discounts, commissions and offering expenses, our as adjusted tangible common equity as of December 31, 2019 would have been approximately $        million, or a tangible book value per share of $        . Therefore, this offering will result in an immediate increase of $        in the tangible book value per share to existing stockholders and an immediate dilution of $        in the tangible book value per share to investors purchasing shares in this offering, or approximately     % of the assumed initial public offering price of                per share. Sales of shares by the selling stockholders will have no effect on our book value per share or our tangible book value per share.

The following table illustrates the calculation of the amount of dilution per share as of December 31, 2019 that a purchaser of our common stock in this offering will incur given the assumptions above:

Assumed initial public offering price per share			$
Tangible book value per share, as of December 31, 2019		$14.08
Increase in tangible book value per share attributable to this offering	$

As adjusted tangible book value per share after this offering			$

Dilution in tangible book value per share to new investors			$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) our as adjusted tangible book value per share after this offering by $        per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts, commissions and offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, the as adjusted tangible book value per share after giving effect to this offering would be approximately $        per share, and the dilution in as adjusted tangible book value per share to investors in this offering would be approximately $        per share.

The following table summarizes the total consideration paid to us and the average price paid per share by existing stockholders and investors purchasing common stock in this offering. To the extent that any of our officers or directors or any promoters, or any persons affiliated with any of the foregoing, participated in an offering of our common stock, these individuals paid the same price as all other participants in the same offering. This information is presented on an as adjusted basis as of December 31, 2019, after giving effect to our sale

of                shares of our common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares) at an assumed initial public offering price of $        per share.

	Shares Purchased/Issued			Total Consideration				Average Price Per Share
	Number	Percent		Amount		Percent
(Dollars in thousands, except per share data)
Stockholders as of December 31, 2019	7,650,772		%		$38,254		%		$5.00
New investors in this offering			%	$			%	$

Total			%	$			%	$

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to                shares, or    % of the total number of shares of our common stock outstanding following the completion of this offering, and will increase the number of shares held by new investors to                shares, or    % of the total number of shares outstanding following the completion of this offering.

After giving effect to the sale of shares in this offering by the selling stockholders and us, if the underwriters’ option to purchase additional shares is exercised in full, our existing stockholders would own approximately    % and our new investors would own approximately    % of the total number of shares of our common stock outstanding after this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Summary—Selected Historical Consolidated Financial Data and Other Information” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may not be realized. Certain risks, uncertainties and other factors, including those set forth under “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.

Overview

Southern States (including its subsidiaries, the “Company,” “our” or “we”) is a bank holding company headquartered in Anniston, Alabama. We operate primarily through our wholly-owned subsidiary, the Bank, an Alabama banking corporation. We provide banking services from 15 offices in Alabama and Georgia. The Bank is a full service community banking institution, which offers an array of deposit, loan and other banking-related products and services to businesses and individuals in our communities. Our principal business activities include commercial and retail banking.

On September 13, 2019, we acquired East Alabama Financial Group, Inc. and its wholly owned subsidiary, Small Town Bank, in Wedowee, Alabama, with total assets of approximately $233.2 million at the closing of the acquisition. The consideration for the acquisition was a mix of cash and stock, with the stock issued pursuant to exemptions from registration under the federal securities rules. The acquisition was fully integrated at the time of closing. Our discussion herein for 2019 reflects this transaction.

Our management’s discussion and analysis of financial condition and results of operations is intended to provide the reader with information that will assist in the understanding of our business, results of operations, financial condition and financial statements; changes in certain key items in our financial statements from period to period; and the primary factors that we use to evaluation our business.

2019 Highlights

Highlights of our financial condition and results of operations as of and for the year ended December 31, 2019 and other key events that occurred during 2019 are provided below.

Financial Condition

•

Total assets grew $212.4 million, or 23.9%, to $1.1 billion as of December 31, 2019, from $887.6 million as of December 31, 2018. The growth was largely attributable to the acquisition of Small Town Bank.

•

Gross loans, net of unearned income, increased $133.7 million, or 19.0%, to $837.4 million at December 31, 2019, from $703.7 million at December 31, 2018. This includes modest organic growth coupled with the additional loans of Small Town Bank.

•

As of December 31, 2019, we exceeded the minimum requirements to be well-capitalized for bank regulatory purposes, with a total risk-based capital ratio of 12.68%, a tier 1 risk-based capital ratio of 11.24%, a common equity tier 1 capital ratio of 11.24%, and a tier 1 leverage ratio of 9.78%.

Results of Operations

•

We had net income of $5.6 million for the year ended December 31, 2019, compared to net income of $7.7 million for the year ended December 31, 2018. The reduction in net income was a result of acquisition expenses of $3.4 million incurred in connection with the acquisition of Small Town Bank, only $631,000 of which was deductible for federal income tax purposes. Core net income, which excludes acquisition expense among other items, was $8.8 million for the year ended December 31, 2019, an increase of $1.1 million, or 14.3%, above the $7.7 million core net income for the year ended December 31, 2018. Core net income is a non-GAAP financial measure. Please see “Non-GAAP Financial Measures” for a definition of core net income and a reconciliation of core net income to its most directly comparable GAAP financial measure.

•

Net interest income was $34.8 million for the year ended December 31, 2019, which increased $5.1 million, or 17.2%, compared to $29.7 million for the year ended December 31, 2018. The increase was primarily attributable to loan growth.

•

Noninterest income for the year ended December 31, 2019, was $6.7 million compared to $3.5 million for the year ended December 31, 2018, an increase of $3.2 million, or 91.4%. This increase was partially the result of $2.0 million received from the State of Alabama as a result of the dissolution of a loan guarantee program that the Bank participated in. The $2.0 million was then subsequently recorded as a contribution to our allowance for loan losses.

Primary Factors Used to Evaluate Our Business

Results of Operations

The most significant factors we use to evaluate our business and results of operation are net income, return on average assets and return on average equity. We also use net interest income, noninterest income and noninterest expense.

Net Interest Income

Net interest income is our principal source of net income and represents the difference between interest income and interest expense. We generate interest income from interest-earning assets that we own, including loans and investment securities. We incur interest expense from interest-bearing liabilities, including interest-bearing deposits and other borrowings, notably FHLB advances and subordinated notes. To evaluate net interest income, we measure and monitor: (i) yields on our loans and other interest-earning assets; (ii) the costs of our deposits and other funding sources; (iii) our net interest spread; and (iv) our net interest margin. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is a ratio of net interest income to average interest earning assets for the same period.

Changes in the market interest rates and interest rates we earn on interest-earning assets or pay on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities, are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income.

Noninterest Income

Noninterest income primarily consists of: (i) service charges on deposit accounts; (ii) SBA fees; (iii) mortgage banking income; (iv) bank card services and interchange fees; (v) benefits from changes in cash surrender value of bank-owned life insurance (“BOLI”); and (vi) other miscellaneous fees and income.

Our income from service charges on deposit accounts, which includes nonsufficient funds fees, is impacted by several factors, including number of accounts, products utilized and account holder cash management behaviors. These are further impacted by deposit products utilized by customers, marketing of new products and other factors. The income recognized on SBA loans and mortgage banking are impacted by prevailing market conditions and volumes of loans originated. Income on BOLI, which is non-taxable, reflects changes in the cash surrender value of our BOLI policies, which is the amount that the Bank may realize under these insurance policies. Our other miscellaneous income can include items such as other service fees, and other nonrecurring items. All of these can vary based on activity and other factors.

Noninterest Expense

Noninterest expense primarily consists of: (i) salaries and employee benefits; (ii) equipment and occupancy expenses; (iii) professional and other service fees; (iv) data processing and telecommunication expenses; (v) FDIC deposit insurance; and regulatory assessments; and (vi) other operating expenses.

Salaries and employee benefits include compensation, employee benefits and employer tax expenses for our personnel. Equipment and occupancy expenses include depreciation, lease expense, and property maintenance related items. Professional and other service fees includes legal, accounting, consulting, SBA third party loan administration expenses management, and third party internal audits and reviews. Data processing and telecommunications includes expenses paid to our primary third-party data processor and other ancillary providers. It also includes telecommunication and data services.

Primary Factors Used to Evaluate Our Financial Condition

The most significant factors we use to evaluate and manage our financial condition include asset quality, capital and liquidity.

Asset Quality

We monitor the quality of our assets based upon factors including level and severity of deterioration in borrower cash flows and asset quality. Problem assets are assessed and reported as delinquent, classified, nonperforming, nonaccrual or troubled debt restructurings. We also monitor credit concentrations. We manage the allowance for loan losses to reflect loan volumes, identified credit and collateral conditions, economic conditions and other qualitative factors.

Capital

We monitor capital using regulatory capital ratios. Factors used other than regulatory rules include overall financial condition, including the trend and volume of problem assets, reserves, risks, level and quality of earnings, and anticipated growth, including acquisitions.

Liquidity

Deposits primarily consist of commercial and personal accounts maintained by businesses and individuals in our primary market areas. We also utilize brokered deposits, Qwickrate certificates of deposits and reciprocal deposits through a third-party network that effectively allows depositors to receive insurance on amounts greater than the FDIC insurance limit, which is currently $250,000. We manage liquidity based on factors that include the amount of core deposits to total deposits, level of non-customer deposits, short-term funding needs and sources, and the availability of unused funding sources. As of December 31, 2019, approximately $71.6 million was available for borrowing on committed lines with the FHLB and $35.7 million was available for purchases of federal funds from correspondents on an overnight uncommitted basis. There were no outstanding balances as of December 31, 2019 on these accommodations.

Results of Operations for the Years Ended December 31, 2019 and 2018

The following table shows the average outstanding balance of each principal category of our assets, liabilities and stockholders’ equity, together with the average yields on our assets and average costs of our liabilities for the periods indicated. Yields and costs are calculated by dividing the annualized income or expense by the average daily balances of the corresponding assets or liabilities for the same period.

	Year Ended December 31, 2019			Year Ended December 31, 2018
	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
	(Dollars in thousands)
Assets:
Interest-earnings assets:
Gross loans, net of unearned income(1)	$747,507	$43,171	5.78%	$635,045	$34,997	5.51%
Investment securities—taxable	28,610	718	2.51%	25,621	647	2.53%
Investment securities—nontaxable	26,526	619	2.33%	25,127	597	2.38%
Other interest earning assets	111,375	2,447	2.20%	44,474	952	2.14%

Total interest-earning assets	$914,018	$46,955	5.14%	$730,267	$37,193	5.09%
Allowance for loan losses	(8,795)	—	—	(6,989)	—	—
Noninterest-earning assets	80,050	—	—	63,924	—	—

Total Assets:	$985,273			$787,202

Liabilities and Stockholders’ Equity:
Interest-bearing liabilities:
NOW, savings and MMA deposits	$329,996	$3,808	1.15%	$267,262	$2,394	0.90%
Time deposits	367,932	7,812	2.12%	274,773	4,554	1.66%
FHLB Advances	1,364	34	2.49%	13,323	252	1.89%
Other Borrowings	6,874	452	6.58%	4,454	328	7.36%

Total Interest-bearing liabilities	$706,166	$12,106	1.71%	$559,812	$7,528	1.34%
Noninterest-bearing liabilities:
Noninterest-bearing deposits	$164,908	—	—	$131,226	—	—
Other liabilities	5,357	—	—	3,058	—	—

Total noninterest-bearing liabilities	$170,265			$134,284
Stockholders’ Equity	$107,330			$93,086

Total Liabilities and Stockholders’ Equity	$983,761			$787,182

Net Interest Income		$34,849			$29,665
Net Interest Spread(2)			3.43%			3.75%
Net Interest Margin(3)			3.81%			4.06%

(1)	Includes nonaccrual loans.
(2)	Net interest spread is the difference between interest rates earned on interest earning assets and interest rates paid on interest-bearing liabilities.
(3)	Net interest margin is a ratio of net interest income to average interest earning assets for the same period.

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following tables set forth the effects of changing rates and volumes on our net interest income during the periods shown. Information is provided with respect to: (i) effects on interest income attributable to changes in volume (change in volume multiplied by prior rate); and (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume). For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been proportionately allocated to both volume and rate.

	Year Ended December 31, 2019 over 2018
	Changes due to:
	Volume	Rate	Total Variance
	(Dollars in thousands)
Interest Earning Assets:
Loans	$6,432	$1,742	$8,174
Investment securities—taxable	75	(4)	71
Investment securities—nontaxable	32	(10)	22
Other interest earning assets	1,419	26	1,445
Total increase in interest income	7,958	1,754	9,712

Interest-Bearing Liabilities:
NOW, savings, MMA deposits	11	1,403	1,414
Time deposits	39	3,219	3,258
FHLB advances	6	(224)	(218)
Other borrowings	(7)	131	124
Total increase interest expense	49	4,529	4,578
Increase in net interest income	$7,909	$(2,775)	$5,134

Net interest income for the year ended December 31, 2019 was $34.8 million compared to $29.7 million for the year ended December 31, 2018, an increase of $5.1 million, or 17.2%. The increase in net interest income was comprised of a $9.8 million, or 26.3%, increase in interest income, offset by a $4.6 million, or 60.8%, increase in interest expense. The growth in interest income was primarily attributable to a $112.5 million, or 17.7%, increase in average gross loans outstanding as of December 31, 2019, compared to December 31, 2018, and by a 0.27% increase in the yield on gross total loans. The increase in average gross loans outstanding was primarily due the acquisition of Small Town Bank and to a lesser extent, organic growth. The $4.6 million increase in interest expense for the year ended December 31, 2019 was primarily related to a 0.37% increase in the rate paid on interest-bearing liabilities and an increase of $146.4 million, or 26.2%, in average interest-bearing liabilities as of December 31, 2019 compared to December 31, 2018. The increase in average interest-bearing liabilities from 2018 to 2019 was primarily due to the acquisition of Small Town Bank. For the year ended December 31, 2019, net interest margin and net interest spread were 3.81% and 3.43%, respectively, compared to 4.06% and 3.75%, respectively, for the same period in 2018, which reflects the increases in interest income discussed above relative to the greater increases in interest expense.

Provision for Loan Losses

Credit risk is inherent in the business of making loans. We establish an allowance for loan losses through charges to earnings, which are shown in the statements of income as the provision for loan losses. Specifically identifiable and quantifiable known losses are promptly charged off against the allowance. The provision for loan losses is determined by conducting a quarterly evaluation of the adequacy of our allowance for loan losses and charging the shortfall or excess, if any, to the current quarter’s expense. This has the effect of creating variability in the amount and frequency of charges to our earnings. The provision for loan losses and level of allowance for each period are dependent upon many factors, including loan growth, net charge offs, changes in the composition of the loan portfolio, delinquencies, management’s assessment of the quality of the loan portfolio, the valuation of problem loans and the general economic conditions in our market areas.

The provision for loan losses for the year ended December 31, 2019 was $5.7 million compared to $2.2 million for the year ended December 31, 2018. The increase of $3.5 million, or 159.1%, was primarily due to the need to fund the allowance for loan losses after $4.3 million in charge-offs on two borrowers and an increase in the overall size of the loan portfolio substantially as a result of the acquisition of Small Town Bank. In addition, in September 2019, the Bank received $2.0 million from the dissolution of a loan guarantee program sponsored by the State of Alabama that the Bank participated in. The Bank recorded the $2.0 million as noninterest income and then recorded a $2.0 million loan loss provision to increase the allowance for loan losses. The allowance for loan losses as a percentage of gross loans was 1.10% and 1.10% at December 31, 2019 and 2018, respectively.

Noninterest Income

While interest income remains the largest single component of total revenues, noninterest income is an important contributing component. Our most significant sources of noninterest income include SBA fees, which primarily includes gains on the sales and servicing of SBA loans, service charges on deposit accounts which includes overdraft program fees, and mortgage origination and sales fees. In 2019, the Bank received $2.0 million from the dissolution of a loan guarantee program sponsored by the State of Alabama that the Bank was a participant, which the Bank recorded as other operating income.

Noninterest income for the year ended December 31, 2019 was $6.7 million compared to $3.5 million for the year ended December 31, 2018, an increase of $3.2 million, or 91.4%. The following table sets forth the major components of our noninterest income for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018	Increase (Decrease)
	(Dollars in thousands)
Noninterest income:
Service charges on deposit accounts	$1,535	$857	$678
SBA fees	929	1,189	(260)
Bank card services and interchange fees	659	459	200
Mortgage banking activities	909	590	319
Funds from dissolution of loan guarantee program	2,000	—	2,000
Other income and fees(1)	680	370	310

Total noninterest income	$6,711	$3,464	$3,247

(1)	Other income and fees include income and fees associated with miscellaneous services and the increase in the cash surrender value of life insurance.

Income from service charges on deposit accounts includes fees for overdraft privilege charges, insufficient funds charges, account analysis service fees on commercial accounts, and monthly account service fees. These fees increased $678,000, or 79.1%, to $1.5 million for the year ended December 31, 2019 from $857,000 for the year ended December 31, 2018. The increase was substantially the result of adding a significant lock box customer with fees of approximately $30,000 per month. The lock box service was provided by a third party so there are related increases in noninterest expenses. To a lesser extent, the increase is the result of the acquisition of Small Town Bank in September 2019.

SBA fees primarily includes gains on the sale of SBA loans and servicing of SBA loans. These fees decreased $260,000, or 21.7%, to $929,000 for the year ended December 31, 2019, from $1.2 million for the year ended December 31, 2018. The decrease in fees was due to a reduced volume of SBA loans sold in 2019 compared to 2018.

Bank card services and interchange fees are derived from debit cards and ATM cards and machines. These fees increased $200,000, or 43.6%, to $659,000 for the year ended December 31, 2019, from $459,000 for the year ended December 31, 2018. The increase was primarily the result of the acquisition of Small Town Bank in September 2019.

Income from mortgage banking activities primarily includes origination fees and gains on the sale of mortgage loans originated for sale in the secondary market. Income from mortgage banking activities increased $319,000, or 54.2%, to $908,000 for the year ended December 31, 2019 from $589,000 for the year ended December 31, 2018.

Other income and fees increased $310,000, or 83.8%, to $680,000 for the year ended December 31, 2019 from $370,000 for the year ended December 31, 2018. This increase was primarily due to an increase in the cash surrender value of the BOLI held by the Bank. Additional policies totaling $4.3 million were purchased in 2019 in addition to $5.1 million of policies acquired in the Small Town Bank acquisition.

Noninterest Expense

Noninterest expense for the year ended December 31, 2019 was $27.8 million compared to $20.9 million for the year ended December 31, 2018, an increase of $6.9 million, or 33.0%, which primarily resulted from the acquisition of Small Town Bank in September 2019. The following table sets forth the major components of our noninterest expense for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018	Increase (Decrease)
	(Dollars in thousands)
Noninterest expense:
Salaries and employee benefits	$14,942	$13,037	$1,905
Equipment and occupancy expenses	2,536	2,364	172
Professional services	1,294	1,262	32
IT and data services	1,175	891	284
Acquisition related expenses	3,373	—	3,373
Other expenses(1)	4,451	3,370	1,081

Total noninterest expense	$27,771	$20,924	$6,847

(1)	Other expenses include items such as FDIC insurance, telephone expenses, marketing and advertising expense, debit card expenses, courier fees, directors’ fees, and insurance.

Salaries and employee benefits primarily include: (i) amounts paid to employees for base pay, incentive compensation, and bonuses; (ii) health and other related insurance paid by the Bank on behalf of our employees; and (iii) the annual cost for any increases in the liability for non-qualified plans maintained for certain key employees. Salaries and employee benefits increased $1.9 million, or 14.6%, from $13.0 million for the year ended December 31, 2018 to $14.9 million for the year ended December 31, 2019. The increase was partially due to the addition of employees in connection with the acquisition of Small Town Bank in September 2019. It is further related to normal salary increases and increases in benefit costs.

Equipment and occupancy expenses consist of depreciation on property, premises, equipment and software, rent expense for leased facilities, maintenance agreements on equipment, property taxes, and other expenses related to maintaining owned or leased assets. Equipment and occupancy expense for the year ended December 31, 2019 was $2.5 million compared to $2.4 million for the year ended December 31, 2018, an increase of $100,000, or 4.2%. The increase was primarily attributable to the addition of five Small Town Bank facilities and overall increases in maintenance expenses.

Professional services expenses, which include legal fees, audit and accounting fees, and consulting fees, increased $32,000, or 2.5%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase was primarily due to an increase in SBA third party loan administration expenses of $219,000 offset by decreases in legal expenses of $103,000 and other smaller decreases in other various professional services.

IT and data services expenses, which primarily consists of data processing services for core processing from a third-party vendor, increased $284,000 for 2019 compared to 2018. The increase was partially the result of the addition of Small Town Bank and to a lesser extent general increases and new services.

Acquisition related expenses recorded in 2019 were related to the acquisition of Small Town Bank.

Other expenses include items such as FDIC insurance, telephone, other real estate expenses, advertising, debit card expenses, courier and insurance. Other expenses increased $1.1 million, or 32.4%, to $4.5 million for the year ended December 31, 2019, compared to $3.4 million for the year ended December 31, 2018. The increase was substantially due to the purchase of Small Town Bank in September 2019, a $219,000 increase in other real estate expenses primarily associated with repossessed assets, and $325,000 for lockbox third party provider expenses.

Financial Condition

Total assets increased $212.4 million, or 23.9%, to $1.1 billion at December 31, 2019 as compared to $887.6 million at December 31, 2018. The increase in total assets was substantially the result of the acquisition of Small Town Bank, plus approximately 5.1% in organic loan growth. Our gross loans, net of unearned income, increased $133.7 million, or 19.0%, to $837.4 million at December 31, 2019, compared to $703.7 million at December 31, 2018. Our securities portfolio increased $7.8 million, or 15.0%, to $59.9 million at December 31, 2019, compared to $52.1 million at December 31, 2018. The increase in our securities portfolio is due to investments of our increased deposits. The Small Town Bank securities portfolio was liquidated upon acquisition in September 2019. The proceeds were then substantially used to reduce brokered deposits. Total deposits increased $174.7 million, or 22.5% to $950.5 million at December 31, 2019, compared to $775.8 million at December 31, 2018, which was primarily the result of the acquisition of Small Town Bank. This increase in local and non-brokered deposits was used to help fund our growth in loans and securities.

Loan Portfolio

Loans represent the largest portion of earning assets, greater than the securities portfolio or any other asset category, and the quality and diversification of the loan portfolio is an important consideration when reviewing the Company’s financial condition.

The Company originates residential real estate loans for the secondary market. The Company sells the residential real estate loans exclusively to two private investors who solely and independently make the credit decision and set the closing conditions. The loans are closed in the Company’s name but are immediately assigned to the designated investor. These loans have an average turn time to purchase of 30 days or less. These mortgage loans are designated on the Company’s balance sheet as held-for-sale. This segment represents less than 0.005% of total loans based on the latest thirteen-month average.

We have three loan portfolio segments: real estate (“RE”), commercial and industrial (C&I), and consumer and other. A class is generally determined based on the initial measurement attribute, risk characteristic of the loan, and method for monitoring and assessing credit risk. Classes within the RE portfolio segment include construction and development or C&D, residential mortgages, and commercial mortgages.

Our loan clients primarily consist of small to medium sized business, the owners and operators of these businesses, as well as other professionals, entrepreneurs and high net worth individuals. We believe owner-

occupied and investment commercial real estate loans, residential construction loans and commercial business loans provide us with higher risk-adjusted returns, shorter maturities and more sensitivity to interest rate fluctuations, and are complemented by our relatively lower risk residential real estate loans to individuals.

The following describes risk characteristics relevant to each of the loan portfolio segments:

Real estate—The Company offers various types of real estate loan products, which are divided into the classes described below. All loans within this portfolio segment are particularly sensitive to the valuation of real estate:

•

Construction and development, or C&D, loans include extensions of credit to real estate developers or investors where repayment is dependent on the sale of the real estate or income generated from the real estate collateral.

•

Residential mortgages include 1-4 family first mortgage loans, which are repaid by various means such as a borrower’s income, sale of the property, or rental income derived from the property. These include second liens or open-end residential real estate loans, such as home equity lines. These loans are typically repaid by the same means as 1-4 family first mortgages.

•

Commercial mortgages include both owner-occupied commercial real estate loans and other commercial real estate loans, such as commercial loans secured by income producing properties. Owner-occupied commercial real estate loans made to operating businesses are long-term financing of land and buildings and are repaid by cash flows generated from business operations. Real estate loans for income-producing properties such as apartment buildings, office and industrial buildings, and retail shopping centers are repaid from rent income derived from the properties.

Commercial and industrial—This loan portfolio segment includes loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases, leases, or expansion projects. Loans are repaid by business cash flows. Collection risk in this portfolio is driven by the creditworthiness of the underlying borrower, particularly cash flows from the borrowers’ business operations.

Consumer and other—This loan portfolio segment includes direct consumer installment loans, overdrafts and other revolving credit loans. Loans in this portfolio are sensitive to unemployment and other key consumer economic measures.

The following table presents the balance and associated percentage of the composition of loans, excluding loans held for sale on the dates indicated:

	Loan Portfolio Segments and Classes As of December 31,
	2019		2018		2017		2016		2015
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(Dollars in thousands)
Real Estate Loans:
Construction & Development	$93,011	11.1%	$77,197	11.0%	$82,217	14.4%	$94,745	18.9%	$67,894	16.3%
Residential Mortgages	152,312	18.1%	125,026	17.7%	118,428	20.9%	113,296	22.6%	99,429	23.9%
Commercial Mortgages	441,946	52.7%	363,536	51.5%	284,912	50.2%	246,690	49.1%	212,681	51.1%
Commercial & Industrial	139,765	16.7%	132,061	18.7%	74,896	13.2%	41,252	8.2%	31,497	7.6%
Consumer and other	11,955	1.4%	7,479	1.1%	7,131	1.3%	6,293	1.2%	4,549	1.1%

Gross Loans	838,989	100.0%	705,299	100.0%	567,584	100.0%	502,276	100.0%	416,050	100.0%
Deferred loan fees	(1,548)	0.2%	(1,553)	0.2%	(1,252)	0.2%	(993)	0.2%	(782)	0.2%
Allowance for loan losses	(9,265)	1.1%	(7,833)	1.1%	(5,754)	1.0%	(4,949)	1.0%	(3,645)	0.9%

Loans, net	$828,176	100.0%	$695,913	100.0%	$560,579	100.0%	$496,334	100.0%	$411,623	100%

Gross loans increased $133.7 million, or 19.0%, to $839.0 million as of December 31, 2019 as compared to $705.3 million as of December 31, 2018. The increase in the Company’s gross loans was due to organic growth of $37.4 million and $116.8 million from the acquisition of Small Town Bank during the third quarter of 2019. Portfolio segments and classes remained relative consistent year over year.

The following tables show the contractual maturities of the Company’s gross loan principal balances, which excludes loan discounts, overdrafts and other items in the distribution between fixed and adjustable interest rate loans at December 31, 2019 and 2018, respectively:

	As of December 31, 2019
	Due in One Year or Less		Due after One Year Through Five Years		Due after Five Years
	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Total
	(Dollars in thousands)
Real Estates:
Construction & Development	$13,115	$37,845	$18,867	$15,528	$1,264	$6,391	$93,010
Residential Mortgages	11,245	12,304	63,449	10,905	6,229	48,484	152,616
Commercial Real Estate Mortgages	47,470	28,553	267,962	23,129	11,507	59,949	438,570
Commercial & Industrial	5,871	27,664	63,910	28,202	4,849	9,997	140,493
Consumer & Other	2,915	707	6,022	573	89	1,500	11,806

Gross Loans	$80,616	$107,073	$420,210	$78,337	$23,938	$126,321	$836,495

	As of December 31, 2018
	Due in One Year or Less		Due after One Year Through Five Years		Due after Five Years
	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Total
	(Dollars in thousands)
Real Estate:
Construction & Development	$2,520	$37,898	$12,579	$8,745	$903	$14,553	$77,198
Residential Mortgages	8,055	9,605	47,788	10,291	5,177	44,256	125,172
Commercial Real Estate Mortgages	24,366	13,379	239,762	17,136	32,806	35,636	363,085
Commercial & Industrial	6,537	34,501	52,772	19,316	7,062	12,201	132,389
Consumer & Other	2,909	935	2,734	509	51	276	7,414

Gross Loans	$44,387	$96,318	$355,635	$55,997	$45,999	$106,922	$705,258

The majority of our loans are priced with a fixed rate and a one to five-year maturity. This type of loan has historically been about 50% of total loans over the past three years because the majority of our commercial loans are priced with five-year balloons.

The Company is primarily involved in real estate, commercial, agricultural and consumer lending activities with customers throughout our markets in Alabama and Georgia. About 81.9% of our gross loans were secured by real property as of December 31, 2019, compared to 80.2% as of December 31, 2018. The Company believes that these loans are not concentrated in any one single property type and that they are geographically dispersed throughout our markets. Our debtors’ ability to repay their loans is substantially dependent upon the economic conditions of the markets in which the Company operates, which consist primarily of wholesale/retail and related businesses.

Commercial real estate loans were 52.7% of total gross loans as of December 31, 2019 and represent 51.5% of total gross loans as of December 31, 2018. C&D loans were 11.1% of total gross loans as of December 31, 2019, relatively unchanged compared to 2018 at 11.0%. The ratio of the Company’s commercial real estate loans to total capital is 227.5% as of December 31, 2019 and 232.5% as of December 31, 2018. C&D loans represented 73.4% of total capital as of December 31, 2019 as compared to 80.9% as of December 31, 2018. The ratios of commercial real estate loans and construction and development loans to total capital as of December 31, 2019 and 2018 were each below the 300%/100% concentration limits provided in regulatory guidance. Further, these loans are geographically diversified, primarily throughout the states of Alabama and Georgia.

The Company has established concentration limits in its loan portfolio for commercial real estate loans by loan types, including collateral and industry, among others. All loan types are within established limits with the exception of the hotels/motels category, which have occasionally exceeded the Company’s limit of 50% of total capital. This sector’s concentration is actively managed by the Senior Management team, including the Chief Executive Officer, President, Chief Credit Officer, and Chief Operating Officer.

The Company requires all business purpose loans to be underwritten by a centralized underwriting department located in Birmingham, Alabama. Industry-tested underwriting guidelines are used to assess a borrower’s historical cash flow to determine debt service, and the Company further stress tests the debt service under higher interest rate scenarios. Financial and performance covenants are used in commercial lending to allow us to react to a borrower’s deteriorating financial condition, should that occur.

Construction and Development. Loans for residential construction are for single-family properties to developers or investors. These loans are underwritten based on estimates of costs and the completed value of the project. Funds are advanced based on estimated percentage of completion for the project. Performance of these loans is affected by economic conditions as well as the ability to control the costs of the projects. This category also includes commercial construction projects.

Construction and development loans increased $15.8 million, or 20.5%, to $93.0 million as of December 31, 2019 from $77.2 million as of December 31, 2018. The majority of this increase was due to commercial construction loan opportunities afforded the Company in 2019. Residential construction loans were relatively flat ranging from a low of $25 million to a high of $37.8 million in total committed loans, with a yearly average of $34.0 million in total committed loans for 2019.

Commercial Real Estate. The Company’s commercial real estate loan portfolio includes loans for commercial property that is owned by real estate investors, construction loans to build owner-occupied properties, and loans to developers of commercial real estate investment properties and residential developments. Commercial real estate loans are subject to underwriting standards and processes similar to the Company’s commercial loans. These loans are underwritten primarily based on projected cash flows for income-producing properties and collateral values for non-income-producing properties. The repayment of these loans is generally dependent on the successful operation of the property securing the loans or the sale or refinancing of the property. Real estate loans may be adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company’s real estate portfolio are diversified by type and geographic location. The Company believes the diversity helps reduce the exposure to adverse economic events that may affect any single market or industry.

Commercial real estate loans increased $78.4 million, or 21.6%, to $441.9 million as of December 31, 2019 from $363.5 million as of December 31, 2018. The increase in commercial real estate loans during this period was mostly driven by the September 2019 acquisition of Small Town Bank and general increases in lending activity, primarily in the Company’s Opelika/Auburn, Alabama and Columbus, Georgia markets. As of December 31, 2019, the Company’s commercial real estate portfolio was comprised of $275.5 million in non-owner occupied commercial real estate loans and $83.8 million in commercial construction loans.

Commercial and Industrial. Commercial and industrial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably. Underwriting standards have been designed to determine whether the borrower possesses sound business ethics and practices, to evaluate current and projected cash flows to determine the ability of the borrower to repay their obligations, and to ensure appropriate collateral is obtained to secure the loan. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and, secondarily, on the underlying collateral provided by the borrower. Most commercial and industrial loans are secured by the assets being financed or other business assets, such as real estate, accounts receivable, or inventory, and typically include personal guarantees. Owner-occupied real estate is included in commercial and industrial loans, as the repayment of these loans is generally dependent on the operations of the commercial borrower’s business rather than on income-producing properties or the sale of the properties.

Commercial and industrial loans increased $7.7 million, or 5.8%, to $139.8 million as of December 31, 2019 from $132.1 million as of December 31, 2018, due to organic growth in the loan portfolio and the acquisition of Small Town Bank in September of 2019.

Consumer and Other. The Company utilizes the central underwriting department for all consumer loans over $200,000 in total credit exposure regardless of collateral type. Loans below this threshold are underwritten by the responsible loan officer in accordance with the Company’s consumer loan policy. The loan policy addresses types of consumer loans that may be originated and the requisite collateral, if any, which must be perfected. We believe the relatively smaller individual dollar amounts of consumer loans that are spread over numerous individual borrowers minimize risk.

Consumer and other loans (non-real estate loans) increased $4.5 million, or 60.0%, to $12.0 million as of December 31, 2019, from $7.5 million as of December 31, 2018. The increases in these loans were primarily a result of the acquisition of Small Town Bank in September 2019.

Loan Participations

In the normal course of business, the Company periodically sells participating interests in loans to other banks and investors. All participations are sold on a proportionate (pro-rata) basis with all cash flows divided proportionately among the participants and no party has the right to pledge or exchange the entire financial asset without the consent of all the participants. Other than standard 90-day prepayment provisions and standard representations and warranties, participating interests are sold without recourse. We also purchase loan participations from time to time.

At December 31, 2019 and 2018, the portion of loans sold as participations to third-parties (which are not included in the accompanying consolidated balance sheets) totaled $16.2 million and $19.9 million, respectively. At December 31, 2019 and 2018, purchased loan participations totaled $16.9 million and $13.9 million, respectively. The increase in loan participations purchased from December 31, 2019 was primarily the result of the acquisition of Small Town Bank in September 2019. Small Town Bank had two purchased participations totaling $5.2 million. Outside of this increase, the Company re-purchased $2.5 million in one hospitality relationship that it had previously sold. The remaining variances come from regular amortization, payoffs, and participation buybacks.

Allowance for Loan Losses

The allowance for loan losses is funded as losses are estimated through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Confirmed losses are charged off immediately. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the uncollectibility of loans in light of historical experience, the nature and volume of the loan portfolio, the overall portfolio quality, specific problem loans, current economic conditions that may affect the borrower’s ability to pay, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions.

The allowance for loan losses consists of specific and general components. The specific component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows, collateral value, or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. Other adjustments may be made to the allowance for loan losses for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is considered impaired when it is probable, based on current information and events, that the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Loans, for which the terms have been modified at the borrower’s request, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and are classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest when due. Loans that experience insignificant payment delays and payment shortfalls are not generally classified as impaired. Impaired loans are measured by the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent, less estimated costs to sell the collateral. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.

The Company’s homogeneous loan pools include commercial real estate loans, real estate construction and development loans, residential real estate loans, commercial and industrial loans, and consumer loans. The general allocations to these loan pools are based on the historical loss rates for specific loan types and the internal risk grade, if applicable, adjusted for both internal and external qualitative risk factors. The qualitative factors considered by management include, among other factors, (1) changes in local and national economic conditions; (2) changes in asset quality and foreclosure rates; (3) changes in loan portfolio volume; (4) the composition and concentrations of credit; (5) the impact of competition on loan structuring and pricing; (6) the experience and ability of lending personnel and management; (7) the effectiveness of the Company’s loan policies, procedures and internal controls; (8) current conditions in the real estate and construction markets; (9) the effect of entrance into new markets or the offering of a new product; and (10) the loan review system and oversight of our board of directors. The total allowance established for each homogeneous loan pool represents the product of the historical loss ratio and the total dollar amount of the loans in the pool.

The allowance for loan losses was $9.3 million at December 31, 2019 compared to $7.8 million at December 31, 2018, an increase of $1.5 million, or 19.2%. The increase was primarily due to an increase in the overall size of the loan portfolio and the addition of $2.0 million to the allowance for loan losses from the dissolution of a loan guarantee program sponsored by the State of Alabama.

The following table provides an analysis of the allowance for loan losses at the dates indicated.

	As of December 31,
	2019	2018	2017	2016	2015
	(Dollars in thousands)
Average loans outstanding(1)	$747,507	$635,045	$525,586	$448,298	$370,378
Gross loans outstanding at end of period	$838,989	$705,299	$567,585	$502,276	$416,050
Allowance for loan losses at beginning of the period	$7,833	$5,754	$4,949	$3,645	$3,062
Charge offs:
Construction & Development	—	—	—	35	—
Residential Mortgage	222	68	232	42	27
Commercial Real Estate Mortgage	219	180	15	—	26
Commercial & Industrial	3,627	72	485	247	112
Consumer & Other	267	5	—	76	2

Total charge-offs	4,336	325	732	400	167
Recoveries:
Construction & Development	—	—	83	342	—
Residential Mortgage	18	9	5	130	4
Commercial Real Estate Mortgage	—	85	13	23	4
Commercial & Industrial	40	114	121	120	34
Consumer & Other	10	—	—	5	1

Total recoveries	68	208	222	597	43

Net charge-offs (recovery)	$4,268	$117	$510	$(197)	$124

	As of December 31,
	2019	2018	2017	2016	2015
	(Dollars in thousands)
Provision for loan losses	$5,700	$2,196	$1,315	$1,016	$706
Balance at end of period	$9,265	$7,833	$5,754	$4,949	$3,645
Ratio of allowance to end of period loans(1)	1.10%	1.10%	1.01%	0.99%	0.88%
Ratio of net charge-offs (recovery) to average loans(1)	0.57%	0.02%	0.10%	(0.06%)	0.03%

(1)

Includes average outstanding balances of loans held for sale of $1.9 million, $1.7 million, $2.5 million, $1.7 million and $1.3 million for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, respectively.

Net charge-offs for 2019 totaled $4.3 million, an increase of $4.2 million compared to 2018, primarily due to increases in total charge-offs for C&I loans of $3.6 million centered on two large credit relationships. Other segment increases from 2018 to 2019 in consumer and other at $252,000, residential at $154,000 and CRE at $124,000.

Nonperforming Loans

Loans are considered delinquent when principal or interest payments are past due 30 days or more. Delinquent loans may remain on accrual status between 30 days and 90 days past due. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Typically, the accrual of interest on loans is discontinued when principal or interest payments are past due 90 days or when, in the opinion of management, there is a reasonable doubt as to collectability in the normal course of business. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Loans are restored to accrual status when loans become well-secured and management believes full collectability of principal and interest is probable.

A loan is considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans include loans on nonaccrual status and performing restructured loans. Income from loans on nonaccrual status is recognized to the extent cash is received and when the loan’s principal balance is deemed collectible. Depending on a particular loan’s circumstances, the Company measures impairment of a loan based upon the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral less estimated costs to sell if the loan is collateral dependent. A loan is considered collateral dependent when repayment of the loan is based solely on the liquidation of the collateral. Fair value, where possible, is determined by independent appraisals, typically on an annual basis. Between appraisal periods, the fair value may be adjusted based on specific events, such as if deterioration of quality of the collateral comes to the Company’s attention as part of its problem loan monitoring process, or if discussions with the borrower lead us to believe the last appraised value no longer reflects the actual market for the collateral. The impairment amount on a collateral-dependent loan is charged-off to the allowance if deemed not collectible and the impairment amount on a loan that is not collateral-dependent is set up as a specific reserve.

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated selling costs. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Costs of improvements are capitalized, whereas costs related to holding other real estate owned and subsequent write-downs to the value are expensed. Any gains and losses realized at the time of disposal are reflected in income.

Real estate, which the Company acquires as a result of foreclosure or by deed-in-lieu of foreclosure, is classified as other real estate owned (“OREO”) until sold and is initially recorded at fair value less costs to sell when acquired, establishing a new carrying value. OREO totaled $4.2 million at December 31, 2019. Of this amount, $3.0 million, or 71.4%, is one commercial property with a SBA guarantee that is currently under contract to sell for $3.5 million. Of the remaining $1.2 million, one property was sold for $354,000 and another is under contract for $155,000 without any losses being carried. The remaining $704,000 is comprised of seven small properties.

Repossessed property (non-real estate) acquired through, or in lieu of, foreclosure is held for sale and is initially recorded at fair market value less costs to sell when acquired. Repossessed property totaled $2.8 million at December 31, 2019, compared to none at December 31, 2018. This property was the result of two loans that resulted in charge-offs of $3.8 million or 88.4% of total charge-offs for fiscal 2019. The repossessed property includes an airplane, mobile MRI units, generator, cryotherapy machine and other equipment. Of the $2.8 million in repossessed assets, $1.3 million is under contract with no additional loss. The mobile MRI units valued at $1.5 million remain unsold. Each of these two unrelated events arose from fraudulent practices by borrowers. The Company has implemented additional procedures that it believes will prevent re-occurrence of these types of events.

Nonperforming loans include nonaccrual loans and loans past due 90 days or more. Nonperforming assets consist of nonperforming loans plus OREO and collateral taken in foreclosure or similar proceedings.

Nonperforming loans were $13.9 million at December 31, 2019, including $451,000 in loans more than 90 days past due and $13.4 million in nonaccruals. The nonaccruals are comprised substantially of two credits. The largest relationship on nonaccrual at this time is a shopping center and commercial land relationship totaling $8.5 million. This property has a significant amount of money invested in it from the City of Oxford, Alabama and represents a premier location. There are currently three outparcels under contract for sale totaling $3.5 million. The sale of these three parcels will eliminate $1.2 million of the nonaccrual balance and the remaining sale proceeds will be used to bring the loan current and settle tenant disputes over improvements that were not completed. The loan has excess collateral with no loss anticipated. The other large loan of $3.1 million is secured by non-owner occupied real estate in downtown Birmingham. Our customer bought the property, which had undisclosed fire damage that was discovered upon remodeling. The loan is currently scheduled to be paid current but it will take time to resolve the issues and realize the recovery. No loss is anticipated. The remaining amount of $721,000 is secured by single family residential properties.

Total nonperforming loans increased approximately $9.9 million from December 31, 2018 to December 31, 2019. A portion of the increase was due to a $451,000 increase in loans more than 90 days past due and an approximate $9.5 million increase in nonaccruals. This increase from the historical low level was substantially the result of the $8.5 million real estate loan in Oxford, Alabama, previously discussed.

The following table presents the contractual aging of the recorded investment and loan discount in current and past due loans by class of loans as of December 31, 2019 and 2018:

	Contractual Aging of Recorded Investments
As of December 31, 2019	Current	30-89 Days Past Due	90+ Days Past Due	Nonaccrual	Total
	(Dollars in thousands)
Real Estate Mortgages:
Construction & Development	$91,056	$548	$—	$1,407	$93,011
Residential Mortgages	150,711	730	—	871	152,312
Commercial Real Estate Mortgages	429,367	1,486	132	10,961	441,946
Commercial & Industrial:	137,810	1,523	319	113	139,765
Consumer and other	11,730	225	—	—	11,955

Total loans	$820,674	$4,512	$451	$13,352	$838,989

	Contractual Aging of Recorded Investments
As of December 31, 2018	Current	30-89 Days Past Due	90+ Days Past Due	Nonaccrual	Total
	(Dollars in thousands)
Real Estate Mortgages:
Construction & Development	$77,075	$76	$—	$47	$77,197
Residential Mortgages	123,232	1,577	—	217	125,026
Commercial Real Estate Mortgages	356,224	3,885	—	3,427	363,536
Commercial & Industrial:	131,347	531	—	183	132,061
Consumer and other	7,418	61	—	—	7,479

Total loans	$695,296	$6,130	$—	$3,874	$705,299

Nonperforming Assets

The following table sets forth the allocation of the Company’s nonperforming assets among different asset categories as of the dates indicated. Nonperforming assets consist of nonperforming loans plus OREO and repossessed property. Nonperforming loans include nonaccrual loans and loans past due 90 days or more.

	As of December 31,
	2019	2018	2017	2016	2015
	(Dollars in Thousands)
Nonaccrual loans	$13,352	$3,874	$749	$1,806	$4,383
Past due loans 90 days or more and still accruing	451	—	6	217	—
Total nonperforming loans	13,803	3,874	755	2,023	4,383
OREO	4,238	572	499	98	183
Repossessed property	2,804	—	—	—	—

Total nonperforming assets	$20,845	$4,446	$1,254	$2,121	$4,566

Restructured loans—nonaccrual(1)	$313	$1,641	$1,820	$2,470	$1,312
Restructured loans—accruing	$2,712	$189	$292	$421	$2,702
Allowance for loan losses	$9,265	$7,833	$5,754	$4,949	$3,645
Gross loans outstanding at end of period	$838,989	$705,299	$567,585	$502,276	$416,050
Nonperforming loans to gross loans	1.65%	0.55%	0.13%	0.40%	1.05%
Nonperforming assets to gross loans and OREO	2.47%	0.63%	0.22%	0.42%	1.10%
Allowance for loan losses to nonperforming loans	67.13%	202.20%	761.78%	244.70%	83.15%
Allowance for loan losses to gross loans	1.10%	1.10%	1.01%	0.99%	0.88%

Nonaccrual loans by category:
Real Estate:
Construction & Development	$1,407	$47	$130	$245	$2,226
Residential Mortgages	871	217	414	891	1,357
Commercial Real Estate Mortgages	10,961	3,427	162	422	465
Commercial & Industrial:	113	183	36	241	264
Consumer and other	—	—	7	7	71

Total	$13,352	$3,874	$749	$1,806	$4,383

(1) Restructured loans are excluded from nonperforming loans unless they otherwise meet the definition of nonaccrual loans or are more than 90 days past due.

Troubled Debt Restructurings

A loan is considered a troubled debt restructuring (“TDR”) based on individual facts and circumstances. The Company designates loan modifications as TDRs when for economic or legal reasons related to the borrower’s financial difficulties, it grants a concession to the borrower that it would not otherwise consider. These concessions may include rate reductions, principal forgiveness, extension of maturity date and other actions intended to minimize potential losses.

In determining whether a borrower is experiencing financial difficulties, the Company considers if the borrower is in payment default or would be in payment default in the foreseeable future without the modification, the borrower declared or is in the process of declaring bankruptcy, the borrower’s projected cash flows will not be sufficient to service any of its debt, or the borrower cannot obtain funds from sources other than the Company at a market rate for debt with similar risk characteristics.

In determining whether the Company will grant a concession, the Company assesses if it expects to collect all amounts due, whether the current value of the collateral will satisfy the amounts owed, if additional collateral or guarantees from the borrower will serve as adequate compensation for other terms of the restructuring, and whether the borrower otherwise has access to funds at a market rate for debt with similar risk characteristics.

The Company had two TDR loans restructured in 2019 for approximately $298,000 and three TDR loans restructured in 2018 for approximately $421,000. TDRs are excluded from the Company’s nonperforming loans unless they otherwise meet the definition of nonaccrual loans or are past due 90 days or more after the restructuring. The balance of TDR loans as of December 31, 2019 and December 31, 2018, was $3.0 million and $1.8 million, respectively. The increase was substantially the result of the addition of Small Town Bank.

Credit Quality

Credit quality and trends in the loan portfolio segments are measured and monitored regularly. Detailed reports, by product, collateral, accrual status, etc., are reviewed by the Chief Credit Officer, Officers Loan Committee and Directors Loan Committee.

In addition to the past due and nonaccrual criteria, the Company also evaluates loans according to its internal risk grading system. Loans are segregated between pass, special mention, substandard, doubtful and loss categories, which conform to regulatory definitions. A description of the general characteristics of the risk categories and definitions of those segregations follows:

Pass: A pass loan is a strong credit with no existing or known potential weaknesses deserving of management’s close attention.

Special mention: A loan that has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the institution’s credit position at some future date. These loans are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

Substandard: Substandard loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions, and values, highly questionable and improbable.

Loss: Loans classified as a loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be effected in the future.

The following tables summarize the risk category of the Company’s loan portfolio based upon the most recent analysis performed as of December 31, 2019 and 2018:

	Outstanding Loan Balance by Internal Risk Grades
As of December 31, 2019	Pass	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)
Real Estate:
Construction & Development	$82,250	$8,523	$2,238	$—	$93,011
Residential Mortgages	143,864	4,717	3,631	100	152,312
Commercial Real Estate Mortgages	406,727	17,530	17,690	—	441,946
Commercial & Industrial:	118,288	20,368	1,109	—	139,765
Consumer and other	10,423	1,531	—	—	11,955

Total loans	$761,552	$52,669	$24,668	$100	$838,989

	Outstanding Loan Balance by Internal Risk Grades
As of December 31, 2018	Pass	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)
Real Estate:
Construction & Development	$73,825	$2,882	$490	$—	$77,197
Residential Mortgages	114,332	9,040	1,654	—	125,026
Commercial Real Estate Mortgages	322,868	30,515	10,153	—	363,536
Commercial & Industrial:	125,100	6,386	574	—	132,060
Consumer and other	5,947	1,533	—	—	7,480

Total loans	$642,072	$50,356	$12,871	$—	$705,299

Securities Portfolio

The securities portfolio serves the following purposes: (i) it provides liquidity supplement cash flows from the loan and deposit activities of customers; (ii) it can be used as an interest rate risk management tool since it provides a large base of assets and the Company can change the maturity and interest rate characteristics more readily than the loan portfolio to better match changes in the deposit base and other Company funding sources; (iii) it is an alternative interest-earning asset when loan demand is weak or when deposits grow more rapidly than loans; and (iv) it provides a source of pledged assets for securing certain deposits and borrowed funds, as may be required by law or by specific agreement with a depositor or lender.

The securities portfolio consists of securities classified as available-for-sale. All available-for-sale securities are reported at fair value. Securities available-for-sale consist primarily of state and municipal securities, mortgage-backed securities and U.S. government sponsored agency securities. We determine the appropriate classification at the time of purchase.

The following table summarizes the fair value of the securities portfolio as of the dates presented.

	December 31, 2019			December 31, 2018
	Amortized Cost	Fair Value	Unrealized Gain/(Loss)	Amortized Cost	Fair Value	Unrealized Gain/(Loss)
	(Dollars in thousands)
Available-for-sale
U.S. government and agencies	$7,258	$7,165	$(93)	$10,686	$10,372	$(314)
State and municipal	29,239	29,659	420	25,876	25,067	(809)
Mortgage-backed securities	20,545	20,490	(55)	14,684	14,136	(548)
Asset-backed and other amortizing securities	2,547	2,632	85	2,558	2,558	—

Total available-for-sale	$59,589	$59,946	$357	$53,804	$52,133	$(1,671)

Certain securities have fair values less than amortized cost and, therefore, contain unrealized losses. At December 31, 2019, we evaluated the securities that had an unrealized loss for other-than-temporary impairment and determined all declines in value to be temporary. We anticipate full recovery of amortized cost with respect to these securities by maturity, or sooner in the event of a more favorable market interest rate environment. We do not intend to sell these securities and it is not probable that we will be required to sell them before recovery of the amortized cost basis, which may be at maturity.

The following table sets forth certain information regarding contractual maturities and the weighted average yields of our investment securities as of December 31, 2019. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	As of December 31, 2019
	Due in One Year or less		Due after One Year through Five Years		Due after Five Years through Ten Years		Due after Ten Years
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(Dollars in thousands)
Available-for-sale
U.S. government and agencies	$—		$—		$3,646	2.304%	$3,612	2.043%
State and municipal	—		—		5,330	2.107%	23,909	2.419%
Mortgage-backed securities	—				1,038	2.345%	19,507	2.589%
Asset-backed and other amortizing securities	—		547	3.115%	2,000	5.500%

Total available-for-sale	$—		$547	3.115%	$12,014	2.752%	$47,028	2.461%

Bank-Owned Life Insurance

We maintain investments in bank-owned life insurance (“BOLI”) policies to help control employee benefit costs, as a protection against loss of certain employees and as a tax planning strategy. We are the sole owner and beneficiary of the BOLI policies. At December 31, 2019, bank-owned life insurance totaled $22.1 million compared to $12.2 million at December 31, 2018. The $9.9 million increase was the result of policies obtained in the acquisition of Small Town Bank and the purchase of additional polices. The tax equivalent yield on these products were 3.52% and 3.45% for the years ended December 31, 2019 and 2018, respectively.

Deposits

Deposits represent the Company’s primary and most vital source of funds. We offer a variety of deposit products including demand deposits accounts, interest-bearing products, savings accounts and certificate of deposits. The Bank also acquires brokered deposits, QwickRate internet certificates of deposit, and reciprocal deposits through the Promontory network. The reciprocal deposits include both the Certificate of Deposit Account Registry Service (CDARS) and Insured Cash Sweep program. The Company is a member of the Promontory network which effectively allows depositors to receive FDIC insurance on amounts greater than the FDIC insurance limit, which is currently $250,000. Promontory allows institutions to break large deposits into smaller amounts and place them in a network of other Promontory institutions to ensure full FDIC insurance is gained on the entire deposit. Generally, internet and reciprocal deposits are not brokered deposits for regulatory purposes.

Our strong asset growth requires us to place a greater emphasis on both interest and non-interest-bearing deposits. Deposit accounts are added by loan production cross-selling, customer referrals, marketing advertisements, mobile and online banking and our involvement within our communities.

Total deposits at December 31, 2019 were $950.5 million, representing an increase of $174.7 million, or 22.5%, compared to $775.8 million at December 31, 2018. The increase was primarily the result of the acquisition of Small Town Bank. As of December 31, 2019, 19.8% of total deposits were comprised of noninterest-bearing demand accounts, 42.5% of interest-bearing non-maturity accounts and 37.7% of time deposits.

The following table summarizes our deposit balances as of December 31, 2019 and 2018:

	As of December 31,
	2019		2018
	Balance	% of Total	Balance	% of Total
	(Dollars in thousands)
Noninterest-bearing deposits	$188,270	19.81%	$117,413	15.13%
Interest-bearing deposits:
NOW, savings and money market	404,113	42.51%	320,448	41.31%
Time deposits	358,131	37.68%	337,924	43.56%

Total interest-bearing deposits	762,244	80.19%	658,372	84.87%

Total deposits	$950,514	100.00%	$775,785	100.00%

The following tables set forth the maturity of time deposits as of December 31, 2019 and 2018:

	As of December 31, 2019 Maturity Within:
	Three Months	Three Months Through 12 Months	Over 12 Months Through 3 Years	Over 3 Years	Total
	(Dollars in thousands)
Time deposits ($250,000 or less)	$73,431	$203,454	$25,078	$9,926	$311,889
Time deposits (more than $250,000)	9,505	34,343	1,631	763	46,242

Total time deposits	$82,936	$237,797	$26,709	$10,689	$358,131

	As of December 31, 2018 Maturity Within:
	Three Months	Three Months Through 12 Months	Over 12 Months Through 3 Years	Over 3 Years	Total
	(Dollars in thousands)
Time deposits ($250,000 or less)	$114,738	$163,086	$19,806	$1,022	$298,652
Time deposits (more than $250,000)	3,223	34,613	1,436	—	39,272

Total time deposits	$117,961	$197,699	$21,242	$1,022	$337,924

Time deposits issued in amounts of more than $250,000 represent the type of deposit most likely to affect the Company’s future earnings because of interest rate sensitivity. The effective cost of these funds is generally higher than other time deposits because the funds are usually obtained at premium rates of interest.

Borrowed Funds

In addition to deposits, we utilize advances from the FHLB and other borrowings as a supplementary funding source to finance our operations.

FHLB Advances. The FHLB allows us to borrow, on both short and long-term, collateralized by a blanket floating lien on first mortgage loans and commercial real estate loans as well as FHLB stock. At December 31, 2019 and December 31, 2018, we had borrowing capacity from the FHLB of $71.6 million and $73.8 million, respectively. We had no short-term FHLB borrowings as of December 31, 2019 and $7.5 million as of December 31, 2018. We had no long-term FHLB borrowings as of December 31, 2019 and 2018.

The following table sets forth our FHLB borrowings as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018
	(Dollars in thousands)
Amount outstanding at year-end	$—	$7,500
Weighted average interest rate at year-end	—	2.91%
Maximum month-end balance during the year	$7,500	$28,503
Average balance outstanding during the year	$1,364	$13,323
Weighted average interest rate during the year	2.78%	1.92%

Lines of Credit. The Bank has uncollateralized, uncommitted federal funds lines of credit with multiple banks as a source of funding for liquidity management. The total amount of the lines of credit was $35.7 million as of December 31, 2019 and 2018, all of which was available at these dates.

First Horizon Line of Credit. During 2019, the Company obtained a $25 million line of credit with First Horizon which matures in August 2020 (the “Line of Credit”). The Line of Credit is collateralized by 100% of the capital stock of the Bank. The Line of Credit includes various financial and nonfinancial covenants. The Line of Credit has a variable interest rate of 90-day LIBOR plus 2.25%, and requires quarterly interest payments. The Company utilized $8.0 million of the Line of Credit in connection with the purchase of East Alabama Financial Group. The balance outstanding as of December 31, 2019 was $8.0 million.

Subordinated Debt Securities. In June 2016, the Company issued $4,500,000 of Fixed-to-Floating Rate Subordinated Notes due July 2026 (the “Notes”). The Notes bear interest at 6.625% per annum, payable semi-annually in arrears on January 1 and July 1 of each year until 2021. Thereafter interest is payable quarterly in arrears at an annual floating rate equal to three-month LIBOR as determined for the applicable quarter plus 5.412%. The Company may, at its option, beginning on July 1, 2021, and on any scheduled interest payment date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest. We include the Notes as Tier 2 capital for bank regulatory purposes.

Liquidity and Capital Resources

Liquidity

Liquidity refers to the measure of our ability to meet the cash flow requirements of depositors and borrowers, while at the same time meeting our operating, capital and strategic cash flow needs, all at a reasonable cost. We continuously monitor our liquidity position to ensure that assets and liabilities are managed in a manner that will meet all short-term and long-term cash requirements. We manage our liquidity position to meet the daily cash flow needs of customers, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of our shareholders.

Interest rate sensitivity involves the relationships between rate-sensitive assets and liabilities and is an indication of the probable effects of interest rate fluctuations on the Company’s net interest income. Interest rate-sensitive assets and liabilities are those with yields or rates that are subject to change within a future time period due to maturity or changes in market rates. A model is used to project future net interest income under a set of possible interest rate movements. The Company’s Asset Liability Committee, or ALCO, reviews this information to determine if the projected future net interest income levels would be acceptable. The Company attempts to stay within acceptable net interest income levels.

Our liquidity position is supported by management of liquid assets and access to alternative sources of funds. Our liquid assets include cash, interest-bearing deposits in correspondent banks, federal funds sold, and the fair value of unpledged investment securities. Other available sources of liquidity include wholesale deposits, and additional borrowings from correspondent banks, FHLB advances and the Line of Credit.

Our short-term and long-term liquidity requirements are primarily met through cash flow from operations, redeployment of prepaying and maturing balances in our loan and investment portfolios, and increases in customer deposits. Other alternative sources of funds will supplement these primary sources to the extent necessary to meet additional liquidity requirements on either a short-term or long-term basis.

Capital Requirements

We are subject to various regulatory capital requirements administered by the federal and state banking regulators. Failure to meet regulatory capital requirements may result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for “prompt corrective action” (described below), we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting policies. The capital amounts and classifications are subject to qualitative judgments by the federal banking regulators about components, risk weightings and other factors. See “Supervision and Regulation”.

As of December 31, 2019, both we and the Bank exceeded all the minimum bank regulatory capital requirements to be well capitalized to which we and the Bank were subject.

The table below summarizes the capital requirements applicable to us and the Bank in order to be considered “well-capitalized” from a regulatory perspective, as well as the Company’s and the Bank’s capital ratios as of December 31, 2019 and 2018. The Federal Deposit Insurance Act requires, among other things, that the federal banking regulators take prompt corrective action with respect to FDIC-insured depository institutions that do not meet certain minimum capital requirements. Under the Federal Deposit Insurance Act, insured depository institutions are divided into five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under applicable regulations, an institution is defined to be well capitalized if it has a common equity tier 1 capital ratio (“CET1 capital”) of 6.5%, a leverage ratio of at least 5%, a tier 1 risk-based capital ratio of at least 8%, and a total risk-based capital ratio of at least 10%, and it is not subject to a directive, order or written agreement to meet and maintain specific capital levels. We and the Bank exceeded all regulatory capital requirements under Basel III and the Bank met all the minimum capital adequacy requirements to be considered “well-capitalized” as of the dates reflected in the table below.

			Minimum To be Considered “Well Capitalized”
	Actual
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of December 31, 2019:
Total capital (to risk-weighted assets)
Company	$121,249	12.68%	—	—
Bank	128,386	13.43%	95,597	10.00%
Tier 1 capital (to risk-weighted assets)
Company	107,484	11.24%	—	—
Bank	119,121	12.46%	76,478	8.00%
CET 1 capital (to risk-weighted assets)
Company	107,484	11.24%	—	—
Bank	119,121	12.46%	62,138	6.50%
Tier 1 capital (to average assets)
Company	107,484	9.78%	—	—
Bank	119,121	10.84%	54,923	5.00%

	Actual		Minimum To be Considered “Well Capitalized”
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of December 31, 2018:
Total capital (to risk-weighted assets)
Company	$102,669	13.07%	—	—
Bank	101,296	12.89%	78,559	10.00%
Tier 1 capital (to risk-weighted assets)
Company	90,337	11.50%	—	—
Bank	93,463	11.90%	62,848	8.00%
CET 1 capital (to risk-weighted assets)
Company	90,337	11.50%	—	—
Bank	93,463	11.90%	51,064	6.50%
Tier 1 capital (to average assets)
Company	90,337	10.58%	—	—
Bank	93,463	10.94%	42,706	5.00%

Contractual Obligations

The following tables contain supplemental information regarding our total contractual obligations at December 31, 2019 and December 31, 2018:

	Payments Due at December 31, 2019
	Within One Year	One to Five Years	After Five Years	Total
	(Dollars in thousands)
Time deposits	$320,773	$37,155	$243	$358,131
Short-term borrowings	8,000	0	0	8,000
Subordinated debt securities	0	0	4,500	4,500

Total contractual obligations	$328,733	$37,155	$4,743	$370,631

	Payments Due at December 31, 2018
	Within One Year	One to Five Years	After Five Years	Total
	(Dollars in thousands)
Time deposits	$283,244	$54,434	$246	$337,924
FHLB advances	7,500	0	0	7,500
Subordinated debt securities	0	0	4,500	4,500

Total contractual obligations	$290,744	$54,434	$4,746	$349,924

We believe that we will be able to meet our contractual obligations as they come due through the maintenance of adequate cash levels. We expect to maintain adequate cash levels through profitability, loan and securities repayment and maturity activity and continued deposit gathering activities. We have in place various borrowing mechanisms for both short-term and long-term liquidity needs.

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit to our customers is represented by the contractual or notional amount of those instruments. Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Company until the instrument is exercised. The contractual or notional amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments and conditional obligations as they do for on-balance sheet instruments. The amount and nature of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the potential borrower.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private short-term borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those commitments for which collateral is deemed necessary.

The following table summarizes commitments we have made as of the dates presented.

	As of December 31,
	2019	2018
	(Dollars in thousands
Commitments to grant loans and unfunded commitments under lines of credit	$170,956	$132,495
Standby letters of credit	2,636	3,899

Total	$173,592	$136,394

Interest Rate Sensitivity and Market Risk

As a financial institution, our primary component of market risk is interest rate volatility. Our interest rate risk policy provides management with the guidelines for effective funds management, and we have established a measurement system for monitoring our net interest rate sensitivity position. We have historically managed our sensitivity position within our established guidelines.

Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

We manage our exposure to interest rates by adjusting our balance sheet assets and liabilities in the ordinary course of business. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

Our exposure to interest rate risk is managed by ALCO in accordance with policies approved by the Bank’s board of directors. ALCO formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, ALCO considers the impact on earnings and capital of the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. ALCO meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, commitments to originate loans and the maturities of investments and borrowings. Additionally, ALCO reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management also employs methodologies to manage interest rate risk, which include an analysis of the relationships between interest-earning assets and interest-bearing liabilities and an interest rate risk simulation model and shock analyses.

We use interest rate risk simulation models and shock analyses to test the interest rate sensitivity of net interest income and fair value of equity, and the impact of changes in interest rates on other financial metrics. Contractual maturities and re-pricing opportunities of loans are incorporated in the models. The average lives of non-maturity deposit accounts are based on decay assumptions and are incorporated into the models. All of the assumptions used in our analyses are inherently uncertain and, as a result, the models cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the models’ simulated results due to the timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

On a quarterly basis, we run a simulation model for a static balance sheet and other scenarios. These models test the impact on net interest income from changes in market interest rates under various scenarios. Under the static model, rates are shocked instantaneously and ramped rates change over a 12-month and 24-month horizon based upon parallel and non-parallel yield curve shifts. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. Non-parallel simulation involves analysis of interest income and expense under various changes in the shape of the yield curve. Our internal policy regarding internal rate risk simulations currently specifies that for parallel shifts of the yield curve, estimated net interest income at risk for the subsequent one-year period should not decline by more than 10% for a 100 basis point shift, 15% for a 200 basis point shift, 20% for a 300 basis point shift, and 25% for a 400 basis point shift.

The following tables summarize the simulated change in net interest income over a 12-month horizon as of the dates indicated:

	As of December 31,
Change in Interest Rates (Basis Points)	2019 Percent Change in Net Interest Income	2018 Percent Change in Net Interest Income
+400	9.59	7.73
+300	7.25	6.01
+200	5.08	4.26
+100	2.71	2.46
-100	(5.16)	(4.23)
-200	(9.75)	(9.11)
-300	(14.72)	(15.39)
-400	(19.88)	(21.39)

Impact of Inflation

Our consolidated financial statements and related notes included elsewhere in this prospectus have been prepared in accordance with GAAP and practices within the banking industry. GAAP and practices within the banking industry require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation.

Unlike many industrial companies, as a financial institution, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Critical Accounting Policies and Estimates

Our accounting and reporting policies conform to GAAP and conform to general practices within our industry. To prepare financial statements in conformity with GAAP, management makes estimates, assumptions and judgments based on available information. These estimates, assumptions and judgments affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements and, as this information changes, actual results could differ from the estimates, assumptions and judgments reflected in the financial statements. In particular, management has identified several accounting policies that, due to the estimates, assumptions and judgments inherent in those policies, are critical to understanding our financial statements.

The JOBS Act provides us with extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as financial statements that we file in the future during the transition period, will not be subject to all new or revised accounting standards generally applicable to public companies for so long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act.

The following is a discussion of the critical accounting policies and significant estimates that we believe require us to make the most complex or subjective decisions or assessments. Additional information about these policies can be found in Note 1 of the Company’s consolidated financial statements as of December 31, 2019.

Basis of Presentation and Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned consolidated subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents. The Company includes all cash on hand, balances due from other banks, and federal funds sold, all of which have original maturities within three months, as cash and cash equivalents.

Securities. Investment securities may be classified into trading, held-to-maturity, or available-for-sale portfolios. Securities that are held principally for resale in the near term are classified as trading. Securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Securities not classified as trading or held-to-maturity are available-for-sale and are reported at fair value with unrealized gains and losses excluded from earnings, but included in the determination of other comprehensive income. Management uses these assets as part of its asset/liability management strategy. These securities may be sold in response to changes in liquidity needs, interest rates, resultant prepayment risk changes, and other factors. Management determines the appropriate classification of securities at the time of purchase. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Realized gains and losses and declines in value determined to be other-than-temporary are included in gain or loss on sale of securities. The cost of securities sold is based on the specific identification method.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances net of any unearned income, charge-offs, unamortized deferred fees and costs on originated loans, and premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the straight-line method, which is not materially different from the effective interest method required by GAAP.

Loans are placed on nonaccrual status when, in management’s opinion, collection of interest is unlikely, which typically occurs when principal or interest payments are more than 90 days past due. When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Confirmed losses are charged-off immediately. Subsequent recoveries, if any, are credited to the allowance. The Company’s allowance for loan losses consists of specific valuation allowances established for probable losses on specific loans and general valuation allowances calculated based on historical loan loss experience for similar loans with similar characteristics and trends, discretionarily adjusted for general economic conditions and other qualitative internal and external risk factors.

The allowance for loan losses is evaluated on a quarterly basis by management and is based upon management’s review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in economic and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral. The Bank’s loans are generally secured by specific items of collateral including real property, consumer assets, and other business assets.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on various factors. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. All loans rated substandard or worse and greater than $250,000 are specifically reviewed to determine if they are impaired. Factors considered by management in determining whether a loan is impaired include payment status and the sources, amounts, and probabilities of estimated cash flow available to service debt in relation to amounts due according to contractual terms. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Loans that are determined to be impaired are then evaluated to determine estimated impairment, if any. GAAP allows impairment to be measured on a loan-by-loan basis by the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is secured by collateral. Loans that are not individually determined to be impaired or are not subject to the specific review of impaired status are subject to the general valuation allowance portion of the allowance for loan loss.

Loans Held for Sale. Loans held for sale are comprised of residential mortgage loans. Loans that are originated for best efforts delivery are carried at the lower of aggregate cost or fair value as determined by aggregate outstanding commitments from investors or current investor yield requirements. All other loans held for sale are carried at fair value. Loans sold are typically subject to certain indemnification provisions with the purchaser. Management does not believe these provisions will have any significant consequences.

Recently Issued Accounting Pronouncements

The following provides a brief description of accounting standards that have been issued but are not yet adopted that could have a material effect on our consolidated financial statements. Please also refer to the Notes to our consolidated financial statements included in this prospectus for a full description of recent accounting pronouncements, including the respective expected dates of adoption and anticipated effects on our results of operations and financial condition.

In January 2016, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326) (“ASU 2016-13) (“CECL”). The

new FASB standard has a current expected credit loss (CECL) model applicable to a wide variety of financial instruments, not just loans. The CECL model is applicable to the measurement of credit losses on financial instruments measured at amortized cost, including loan receivables, held-to-maturity securities, and debt securities. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. CECL is effective for the Company January 1, 2023. The Company is currently evaluating the impact that ASU 2016-13 will have on its consolidated operating results and financial condition when it becomes effective.

BUSINESS

Company Overview

We are a bank holding company headquartered in Anniston, Alabama. We operate primarily through our wholly-owned subsidiary, Southern States Bank, an Alabama banking corporation formed in 2007. The Bank is a full service community banking institution, which offers an array of deposit, loan and other banking-related products and services to businesses and individuals in our communities. Our franchise is focused on personalized, relationship-driven service combined with local market management and expertise to serve small and medium size businesses and individuals. We believe that these services will build stronger, growing communities which will drive our success. As of December 31, 2019, we had total assets of $1.1 billion, gross loans of $837.4 million, total deposits of $950.5 million and total stockholders’ equity of $126.6 million.

We provide banking services from 15 offices in Alabama and Georgia. Our primary service areas in Alabama are Anniston, Auburn, Birmingham and Huntsville with a presence extending into Calhoun, Lee, Jefferson, Talladega, Madison, Cleburne and Randolph Counties of Alabama and their surrounding areas. In Georgia, we serve the Columbus MSA, as well as Carroll, Coweta, and Dallas Counties in the greater Atlanta MSA. The Bank also operates an LPO in Atlanta, Georgia.

Our History and Growth

The Bank was organized on August 23, 2007 by a group of financial executives and prominent business leaders with a shared vision to invest in highly experienced people and technology to offer high levels of personal service to our clients. Chartered with approximately $31 million of initial capital, the Bank opened its Anniston, Alabama headquarters along with an office in Opelika, Alabama. We opened our Birmingham office six months later in February 2008.

In the following years our growth has been driven by expansion in existing markets and into new markets. Over the last five years, we have an asset CAGR of over 20% while maintaining profitability, credit quality and prudent capital management. The following information summarizes our history and the tables illustrate our balance sheet and income statement growth as well as trends in other performance metrics as of or for the years ended December 31, 2015 through 2019:

•	On May 18, 2012, we acquired Alabama Trust Bank’s Sylacauga, Alabama branch and approximately $40 million in core deposits through an FDIC-assisted transaction.

•	We opened full-service de novo branches in Huntsville, Alabama and Carrollton, Georgia in January and June of 2015, respectively, along with an LPO in Atlanta, Georgia in August 2015.

•

In October 2015, we completed our acquisition of Columbus Community Bank in Columbus, Georgia and subsequently opened a second Columbus location in December 2015. We have successfully grown our deposits in this market from approximately $100 million at the time of acquisition to $142 million as of December 31, 2019.

•

In 2016, we completed two rounds of private growth capital, issuing $4.5 million in subordinated debt in June and another $41.2 million in equity in December to several institutional investors. In January 2017, we raised $3.4 million from local investors. We used the proceeds from these transactions to improve our capital ratios and to support our organic growth.

•

Using the newly issued capital, our loans grew by 40.4% during 2017 and 2018 and deposits grew by 49.2% during the same period. We also opened a full service branch in Newnan, Georgia and hired four experienced lenders in Georgia.

•	On May 8, 2019, we announced the acquisition of Small Town Bank and closed the transaction in September of 2019. The aggregate consideration paid was approximately $24.0 million in cash and the issuance of 1,142,846 shares of common stock. As of June 30, 2019, Small Town Bank had $240.6 million in assets, $120.8 million in gross loans and $199.9 million in deposits, of which $192.1 million were core deposits. Small Town Bank operated six branches along the Alabama-Georgia border, and the acquisition allowed us to enter three new counties: Cleburne and Randolph County, Alabama and Paulding County, Georgia. Small Town Bank also operated a branch in Carroll County, Georgia, which we combined with an existing branch, and an LPO in Oxford, Alabama, which we consolidated with our branch there to expand our existing Anniston footprint.

Total Assets ($mm)	Total Loans ($mm)

Total Deposits ($mm)	Net Income ($mm)

*

Core net income is a non-GAAP financial measure. Please see “Non-GAAP Financial Measures” for a definition of core net income and a reconciliation of core net income to its most directly comparable GAAP financial measure.

Return on Average Assets (%)

*

Core return on average assets is a non-GAAP financial measure. Please see “Non-GAAP Financial Measures” for a definition of core return on average assets and a reconciliation of core return on average assets to its most directly comparable GAAP financial measure.

Business Strategy

Our business strategy is to deliver best-in-class customer service and to be the most trusted bank serving our markets, while maintaining our asset quality and profitability. We intend to execute our strategic plan through the following:

•

Continuing Our Organic Growth Strategy. Organic loan and deposit growth have been our primary tenet since establishing the Bank, and we believe it is paramount in driving long-term stockholder value. We seek to continue to focus on organic growth throughout our footprint by deepening ties within our communities, building upon current client relationships and further leveraging the extensive experience of our senior management team, board of directors and commercial bankers. We have successfully grown our balance sheet with net loan growth of 101.7% and deposit growth of 119.5% since 2015. We believe that our teams of engaged, experienced employees will continue to be an important factor in cultivating relationships with current and potential clients and driving growth. In addition to our employee focus, we have made significant investments in technology and risk management systems, and we believe that we have developed an infrastructure that can support significant additional growth with minimal capital investment.

•

Emphasizing Commercial Banking in Local Communities. We intend to continue operating as a community banking organization focused on meeting the specific needs of small and medium-sized businesses and individuals in our market areas. We will continue to provide a high degree of responsiveness and a wide variety of banking products and services to our customers. We are focused on being a dominant bank in the smaller markets we serve and a competitive player in our larger metropolitan markets. Our consistent corporate message is that the success of our communities and their businesses and individuals will drive the success of the Bank.

•

Pursuing Strategic Growth Opportunities through Acquisitions and New Market Development. We anticipate continuing to selectively pursue future acquisitions and new market expansions to supplement organic growth in our legacy markets. Our organic growth has been complemented by synergistic acquisitions and de novo expansion. We seek to expand our operations in attractive and adjacent markets with experienced banking teams that are a cultural fit and knowledgeable of our target client base. We may also make acquisitions or open additional offices in our existing markets. We seek acquisitions that provide meaningful financial benefits, long-term organic growth opportunities and economies of scale without compromising asset quality to the overall organization. Generally, we seek acquisitions of banks with $200.0 million to $600.0 million of assets headquartered in Alabama, Georgia, and select southeastern Tennessee markets, with an emphasis along the I-20, I-85 and I-75 corridors. Currently, we believe that there are approximately 110 potential banks that meet our size and location targets.

•

Funding Asset Growth Through Core Deposits and Relationship Banking. We fund our loan growth primarily through low-cost customer deposits. Our ratio of core deposits (total deposits less time deposits greater than $250,000) were 95.1% of total deposits as of December 31, 2019. Our loan to deposit ratio as of December 31, 2019 was 88.1%. The strength of our deposit franchise results from our development and maintenance of long-standing customer relationships. Our relationship managers and branch managers actively seek lending relationships with our existing depositors. Today, we believe approximately 65% of our lending relationships have deposits with our bank and our top 25 loans all have deposit relationships as of December 31, 2019. Additionally, we attract deposits from our commercial customers by providing them with personal service, a broad suite of commercial banking and treasury management products and convenient services such as remote deposit capture and commercial internet banking.

•

Leveraging Technology to Enhance the Client Experience and Improve Productivity. We strive to maximize client convenience through the use of technology and our mobile banking applications, along with our strategically placed banking locations. Since our founding, we have made significant investments in technology to offer online and mobile banking products that we believe are comparable to those offered by many similar-sized competitors and those of the nation’s largest banks. We utilize a core processing service provider that we believe can support our growth plan. We also leverage technology solutions to manage cyber security risks and data privacy. In addition to client-facing technology, significant investments have been made in the technology and software utilized by our employees. This technology and software enables our employees to be more productive by enhancing workflow and internal and external management reporting, removing unnecessary steps and reducing manual errors.

Competitive Strengths

We believe that the following strengths will help us execute our business strategy:

•

Experienced and Invested Leadership. Our board of directors has decades of combined business experience from a variety of backgrounds. Our directors actively participate in and support community activities, which we believe significantly benefits our business development efforts. Our executive leadership team is comprised of established industry veterans with a track record of profitable growth, operating efficiencies and strong risk management. Collectively, our directors and senior executives own approximately 24.4% of the total common stock outstanding as of December 31, 2019, excluding stock held by a private equity fund with a representative on our board of directors.

•

Stephen W. Whatley, founder of the Bank, serves as Chief Executive Officer of Southern States, a position he has held since 2007, and Chairman of the Board of Southern States, a position he has held since 2014. Prior to founding Southern States, Mr. Whatley served as Market President at Colonial Bank covering several counties in East Alabama and West Georgia. Mr. Whatley has over 40 years of experience in the banking industry in multiple states across the country.

•

Mark Chambers serves as President of Southern States. Mr. Chambers has worked at Southern States since 2007, including as Senior Executive Vice President and President of the Southeast Region. He has served as President since 2019. Mr. Chambers held the position of Market President (Auburn and Opelika, Alabama) at Wachovia Bank before his time at Southern States. He has over 30 years of banking experience.

•

Lynn Joyce serves as Senior Executive Vice President and Chief Financial Officer of Southern States. She has held this position since joining Southern States in 2013. Prior to joining Southern States, Ms. Joyce served in various positions with First Financial Bank, Bessemer, Alabama, which was publicly traded on NASDAQ, and prior to that worked in public accounting at a national firm.

•

Greg Smith is Senior Executive Vice President and Chief Risk Officer, positions he has held since 2019. From 2006 until 2019, he served as Senior Vice President and Chief Credit Officer of Southern States. Prior to joining Southern States, he worked as Commercial Loan Officer and Market President (Anniston, Alabama) at Regions Bank, a regional bank. Mr. Smith has over 30 years of experience in the banking industry.

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Jack Swift is Senior Executive Vice President and Chief Operating Officer of Southern States. He has held this position since 2019. Previously, he served as Senior Executive Vice President and President of the Central Region of Southern States from 2006 until 2019. Prior to joining Southern States, Mr. Swift worked as Senior Vice President at Colonial Bank. Mr. Swift has over 30 years of experience in the banking industry.

In addition to our executive leadership team, we believe that we are supported by a deep and talented bench of market leaders, many of whom have been with us for much of our existence.

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Diversified Loan Portfolio. We have an attractive, commercially focused loan portfolio, with 17.2% commercial and industrial, or C&I, loans, 31.4% owner-occupied commercial real estate, or CRE, loans, 19.9% non-owner-occupied CRE loans, and 14.6% one- to-four-family residential loans at December 31, 2019. Approximately 48.6% of our loan portfolio is comprised of owner-operated business loans, which includes C&I and owner-occupied CRE loans on a combined basis, and 35.4% of our portfolio consists of loans for investor-owned properties and projects, which includes non-owner-occupied CRE loans, multi-family loans and construction and land development loans, or C&D loans, on a combined basis. We have had consistent loan growth of 19% CAGR since 2015. Our loans are in market, except where we follow a local loan customer out of market. We believe that our knowledgeable and prudent approach to commercial lending results in relatively lower losses caused by defaults.

Loan Portfolio	Commercial and CRE Loan Portfolio

Loans by Geography*	CRE by Type

*	Other markets include Sylacauga, Wedowee, Ranburne, Roanoke and Heflin; Atlanta includes Carrolton, Newnan and Dallas markets

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Core-Deposit Base. We have built a strong core deposit base by providing quality products and services to customers in our market areas. We offer retail deposit services through our existing branch network, as well as digital banking products. Core deposits totaled $904.2 million, or 95.1% of total deposits, and noninterest-bearing deposits totaled $188.3 million, or 19.8% of total deposits, as of December 31, 2019. Our commercial lending has led to strong core deposit growth with a 23% CAGR since 2015. Our cost of total deposits was slightly less than 1.2% for the three months ended December 31, 2019.

Deposit Portfolio	Core Deposits ($mm)

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History of Successful Acquisitions. We have pursued a strategy of disciplined organic and acquisitive growth. Since 2012, we have successfully completed three acquisitions, including one bank purchased from the FDIC and two whole-bank acquisitions. Our management team has demonstrated success in identifying and integrating strategic transactions that either added density to our footprint or expanded our presence into attractive markets to ultimately build long-term stockholder value. Following each transaction, we retained the majority of the acquired deposit and desired lending relationships, which we believe reflects the strength of our relationship-based community banking focus and the quality of our established integration processes. When negotiating a transaction, we are disciplined on price and structure in order to manage the initial tangible book value dilution and earnback period. We modeled our two whole-bank acquisitions of Columbus Community Bank and Small Town Bank on a projected 3-year or less tangible book value earnback period with double digit accretion to projected earnings per share. We believe our approach to acquisitions and the availability of a publicly traded stock after this offering will position us well to be the acquirer of choice for other institutions in our target markets.

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Prudent Credit Risk Management. We have a culture of well-developed risk management procedures at all levels of our organization. Our loan portfolio is primarily originated from borrowers within our footprint and is subject to a rigorous credit evaluation process that seeks to balance responsiveness with prudent underwriting and pricing practices. A centralized credit underwriting group underwrites all credit exposures, ensuring consistent application of credit standards. We have established processes to monitor our loan portfolio on a regular basis. Our management team and board of directors have established concentration limits by loan type, industry, and related borrowers, which are regularly reviewed in light of current conditions in our targeted market areas to mitigate developing risk areas within our loan portfolio and to ensure that the asset quality of our loan portfolio remains strong. Our commercial real estate, construction and development, and hospitality loans as a percentage of total capital at December 31, 2019 was 227.5%, 73.4%, and 46.4%, respectively. When credit issues arise, our management team takes an active approach in handling the problem. For example, we capped our hospitality loans at existing levels in January 2020 given market conditions. We monitor our loan loss reserve to maintain an adequate reserve for future losses.

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Stockholder Focus. We started the Bank with a strategic plan to provide consistent, long-term growth and returns to our stockholders. Our tangible book value per share has increased 15.2% since 2015, while increasing dividends and generating strong returns on capital. Our dividend has grown 55.0% since 2015, and our most recent dividend was $0.31 per share for the year ended December 31, 2019. We believe that our experienced leadership team, commitment to organic and acquisitive, and prudent risk management will allow us to consistently build value for our stockholders.

Our Markets

We provide banking services from 15 offices in Alabama and in the Atlanta and Columbus, Georgia MSAs. Our markets are a mix of higher-growth areas and stable markets with strong core deposits. We have a top five deposit market share in four counties of operation and have outperformed the deposit growth in the majority of our markets. We find strength in the stability of our rural markets coupled with higher growth potential in metropolitan areas such as Atlanta, Birmingham, Huntsville and Auburn. Below is a description of our operations in the MSAs and selected counties:

Market Area*	Total Population 2020 (Estimated)	Projected Population Change 2020-2025 (%)	Median Household Income 2025 ($)	Projected Household Income Change 2020-2025 (%)	Unemployment Rate** (%)
Anniston-Oxford MSA	113,580	(0.9)	58,690	14.7	3.0
Atlanta-Sandy Springs-Alpharetta MSA	6,073,585	6.1	81,378	13.1	2.7
Auburn-Opelika MSA	167,649	5.4	66,363	13.7	2.2
Birmingham-Hoover MSA	1,092,281	1.6	66,401	10.6	2.2
Columbus MSA	317,261	1.9	52,998	11.0	3.3
Huntsville MSA	471,356	4.5	71,289	8.0	2.1
Cleburne County, AL	15,020	1.0	47,728	9.9	2.7
Randolph County, AL	22,782	0.8	49,695	8.9	2.5
Talladega County, AL	79,319	(0.8)	47,539	9.0	2.9

*	Demographic data provided by Claritas based on U.S. Census data
**	Source: U.S. Bureau of Labor Statistics; data as of February 5, 2020

Market Area***	Market Rank	Deposit Market Share (%)	Number of Branches	Market Deposits ($)(000s)	Deposits Per Branch ($)(000s)	YoY Deposit Growth (%)
Anniston-Oxford MSA	4	13.4	1	265,348	265,348	15.9
Atlanta-Sandy Springs-Alpharetta MSA	48	0.1	3	121,083	40,361	165.1
Auburn-Opelika MSA	7	5.7	2	170,663	85,332	32.7
Birmingham-Hoover MSA	32	0.1	1	53,398	53,398	(1.2)
Columbus MSA	4	1.9	2	178,002	89,001	25.4
Huntsville MSA	22	0.5	1	38,469	38,469	114.0
Cleburne County, AL	2	36.8	2	56,953	28,477	(15.4)
Randolph County, AL	1	36.5	2	119,041	59,521	(3.6)
Talladega County, AL	6	4.7	1	40,338	40,338	(1.25)

Atlanta, Georgia. The Atlanta MSA is the fifth largest metro area in the United States with a population of over six million. Atlanta has strong demographics, and is projected by the U.S. Census Bureau to exceed the national average in population growth, median 2020 household income and change in household income from 2020 to 2025. Atlanta was voted the second best city for people between the ages of 21 and 36 by Money.com. It was also ranked the thirteenth Best Places for Business and Careers by Forbes and serves as the headquarters of 16 Fortune 500 companies including Coca-Cola, Home Depot, UPS, WestRock and Delta Air Lines. The Atlanta MSA is home to multiple universities and professional sports teams. Businesses are attracted to Atlanta by its strong economic climate, talent-rich labor pool, and position as the central hub of the Southeast.

Auburn-Opelika, Alabama. Located in Lee County, Auburn-Opelika is one of our larger markets by deposits. Auburn was ranked the 13th Best Small Places for Business and Careers by Forbes. The largest employer is Auburn University, which accounts for approximately a quarter of the city’s workforce. In addition, Auburn benefits from a nearby Honda manufacturing plant in Montgomery, Alabama and a Kia manufacturing plant in West Point, Georgia, and their related suppliers.

Birmingham, Alabama. Birmingham is the largest market in Alabama by population and has a history of strong economic performance. Its healthcare, financial services and materials industries have continued to drive economic development and to attract new corporations across all sectors. The most prominent companies headquartered in the city are Altec Industries, Encompass Health, Vulcan Materials and Alabama Power. Additionally, University of Alabama Birmingham serves as an international leader in health care and as one of the top transplant centers in the world.

Huntsville, Alabama. Huntsville is home to the Redstone Arsenal, which includes the U.S. Space and Rocket Center, NASA’s Marshall Space Flight Center, and the United States Army Aviation and Missile Command. Huntsville’s focus on space and technology attracts well-regarded professionals and businesses alike. Over 40% of the city has obtained a Bachelor’s Degree or higher education, ranking it among the top-educated cities in the nation. Employers in Huntsville hire the third most high-tech employees in the county. The city was voted Top Ten Best Places for Business and Careers by Forbes with strong projected economic growth. The largest employer in Huntsville is the U.S. Army, but NASA and Boeing combine for nearly 9,000 employees as well. Huntsville’s median household income is second to Atlanta in our markets.

Columbus, Georgia. Columbus is the third most populous MSA in Georgia. The most notable employer is Fort Benning Military Base, located just south of the city, which employs over 40,000 people. The Columbus Chamber of Commerce estimates that Ft. Benning has an economic impact of more than $4 billion on the surrounding area. Other companies headquartered in Columbus include Aflac and the Total Systems group of Global Payments.

***	Source: FDIC; Deposit data as of 6/30/19

Properties

We provide banking services from 15 offices in Alabama and the Atlanta and Columbus, Georgia MSAs.

We also operate a LPO in Atlanta, Georgia. Our executive offices and those of the Bank are located at 615 Quintard Avenue, Anniston, Alabama. The Bank also owns an operations center located at 1131 Wilmer Avenue, Anniston, Alabama 36202. We believe that our banking and other offices are in good condition and are suitable and adequate to our needs.

The Bank owns its main office building and ten of its banking centers. The remaining facilities are occupied under lease agreements, with terms ranging from one to two years, with extension options. The following table shows our banking offices as of December 31, 2019, and whether owned or leased:

Office Address	Owned/Leased
615 Quintard Avenue (Executive Offices) Anniston, Alabama	Owned
2601 Frederick Road Opelika, Alabama	Owned
7 Office Park Circle* Birmingham, Alabama	Leased
101 West Fort Williams Street Sylacauga, Alabama	Owned
415 Church Street N.W. Building H Suite 100 Huntsville, Alabama	Leased
905 Maple Street Carrollton, Alabama	Owned
5604 Whittelsey Boulevard Columbus, Georgia	Owned
4045 Orchard Rd. SE Suite 510 (LPO) Smyrna, Georgia	Leased
1326 13th Street Columbus, Georgia	Leased
815 Opelika Road Auburn, Alabama	Owned
1483 East Highway 34 Newnan, Georgia	Leased
548 Main Street Roanoke, Alabama	Owned
21044 Main Street Ranburne, Alabama	Owned
117 Main Street Wedowee, Alabama	Owned
645 Ross Street Heflin, Alabama	Owned
45 East Ross Street Dallas, Georgia	Owned

*

The Bank has purchased a location to be utilized in 2021 as a new Birmingham location. This premier location in Birmingham will house the Birmingham Branch, Corporate Accounting/Administration and Credit Administration. This facility could also be used for a corporate headquarters move in the future, but no decision has been made. The location will have excess space that will be leased.

Competition

Southern States Bank faces substantial competition in attracting and retaining deposits and making loans to its customers in all of its principal markets. The banking and financial services industry is highly competitive, and we compete with a wide range of financial institutions within our markets, including local, regional and national commercial banks and credit unions. We also compete with mortgage companies, trust companies, brokerage firms, consumer finance companies, mutual funds, securities firms, insurance companies, third-party payment processors, financial technology companies and other financial intermediaries for certain of our products and services. Some of our competitors are not subject to the regulatory restrictions and level of regulatory supervision applicable to us.

Interest rates on loans and deposits, as well as prices on fee-based services are typically significant competitive factors within the banking and financial services industry. Other important competitive factors in our industry and markets include office locations and hours, quality of client service, community reputation, continuity of personnel and services, capacity and willingness to extend credit, and ability to offer excellent banking products and services.

Competition involves efforts to retain current customers, obtain new loans and deposits, increase types of services offered, and offer competitive interest rates on deposits and loans. Many of our competitors are much larger financial institutions that have greater financial resources than we do and compete aggressively for market share. These competitors attempt to gain market share through their financial product mix, pricing strategies and banking center locations.

While we seek to remain competitive with respect to fees charged, interest rates and pricing, we believe that our broad suite of financial solutions, our high-quality client service culture, our positive reputation and our long-standing community relationships will enable us to compete successfully within our markets and enhance our ability to attract and retain clients.

Employees

As of December 31, 2019, Southern States and Southern States Bank employed approximately 180 persons on a full time or part time basis.

Legal Proceedings

Southern States and Southern States Bank are parties to various legal proceedings in the ordinary course of their respective businesses, including proceedings to collect loans or enforce security interests. In the opinion of management, none of these legal proceedings currently pending will, when resolved, have a material adverse effect on the financial condition or the results of operations of Southern States or Southern States Bank. However, given the nature, scope and complexity of the extensive legal and regulatory landscape applicable to our business, including laws and regulations governing consumer protection, fair lending, fair labor, privacy, information security and anti-money laundering and anti-terrorism laws, we, like all banking organizations, are subject to heightened legal and regulatory compliance and litigation risk.

MANAGEMENT

Executive Officers

The following table sets forth certain information regarding our executive officers and the executive officers of the Bank, including their names, ages and positions:

Name	Age	Position with Southern States and the Bank
Stephen W. Whatley	68	Chairman of the Board and Chief Executive Officer
Mark Chambers	55	President
Lynn Joyce	55	Senior Executive Vice President and Chief Financial Officer
Greg Smith	57	Senior Executive Vice President and Chief Risk Officer
Jack Swift	58	Senior Executive Vice President and Chief Operating Officer

The business experience of each of our executive officers is set forth below. There are no arrangements or understandings between any of the officers and any other person pursuant to which he or she was selected as an officer. The compensation for Mr. Whatley, Mr. Chambers and Ms. Joyce is set forth below under “Executive and Director Compensation” and such persons are sometimes referred to as “named executive officers.”

Stephen W. Whatley. Mr. Whatley has served as our Chief Executive Officer since 2007 and Chairman of our board of directors since 2014. Mr. Whatley has worked in the banking industry since 1973, in states across the country. Prior to joining Southern States, he served as Market President of Colonial Bank from 1982 through 2006. From 1980 until 1982, he served as Vice President Commercial Lender of AmSouth Bank and, from 1978 until 1982, as Vice President of Trust Company Bank. Whatley served as board member for the East Central Region of Colonial Bank from 1989 until 2000. He currently serves on the Wetlands America Trust Board. Mr. Whatley has served previously on the board of a number of non-profit entities, including Ducks Unlimited, Inc. and Community Action Agency. Mr. Whatley holds a Bachelor of Science in Economics from Auburn University and a Master of Arts in and Economics from California State University at Los Angeles. Mr. Whatley’s extensive experience working in leadership roles in the banking industry, together with his skills and knowledge of the industry, are among his qualifications to serve as our Chairman of the Board and Chief Executive Officer.

Mark Chambers. Mr. Chambers has served as our President since 2019. From 2007 until 2019, he served as Senior Executive Vice President and President, Southeast Region of Southern States. Prior to joining Southern States, Mr. Chambers worked as Market President at Wachovia Bank, a privately owned financial services company, from 2004 until 2007, and as a Commercial Lender at Aliant Bank, a privately owned bank, from 1998 until 2004. Mr. Chambers holds a Bachelor of Science in Finance and a Master of Business Administration from Auburn University.

Lynn Joyce. Ms. Joyce has served as Senior Executive Vice President and Chief Financial Officer of Southern States since 2013. Prior to joining Southern States, she served as Executive Vice President and Chief Financial Officer of First Financial Bank, a NASDAQ listed institution for a portion of time during her tenure, from 1992 until 2013. From 1986 until 1992, Ms. Joyce worked in the audit division of a major accounting firm. Ms. Joyce is a member of the Alabama Society of Certified Public Accountants. Ms. Joyce holds a Bachelor of Science in Business Administration – Accounting from the University of Alabama, in Huntsville.

Greg Smith. Mr. Smith has served as Senior Executive Vice President and Chief Risk Officer of Southern States since 2019. From 2006 until 2019, he served as our Senior Vice President and Chief Credit Officer. Prior to joining Southern States, he worked as Credit Admin, Commercial Loan Officer and Market President at Regions Bank, a regional bank. Mr. Smith holds a Bachelor of Science in Finance from The University of Alabama.

Jack Swift. Mr. Swift has served as our Senior Executive Vice President and Chief Operating Officer since 2019. From 2006 until 2019, he served as Senior Executive Vice President and President, Central Region of

Southern States. Prior to joining Southern States, he served as Senior Vice President of Colonial Bank from 1996 until 2006, and as Vice President of SouthTrust Bank from 1992 until 1996. Mr. Swift holds a Bachelor of Arts in Business Administration from Birmingham Southern University.

Our executive officers are appointed by our board of directors and hold office until their successors are duly appointed and qualified or until their earlier death, resignation or removal. The executive officers of Southern States Bank are appointed by the board of directors of Southern States and hold office until their successors are duly appointed and qualified or until their earlier death, resignation or removal.

In addition to the executive officers listed above, the Bank is managed by a team of experienced bankers who oversee various aspects of our organization including lending, credit administration, treasury services, wealth management, marketing, finance, operations, information technology, regulatory compliance, risk management and human resources. Our team has a demonstrated track record of achieving profitable growth, maintaining a strong credit culture, implementing a relationship-driven approach to banking and successfully executing acquisitions. The depth of our team’s experience, market knowledge and long-term relationships in Alabama and West Georgia provide us with a steady source of referral business.

Board of Directors

Our board of directors (or “board”) oversees our business and monitors the performance of management. In accordance with corporate governance principles, the independent members of our board do not involve themselves in day-to-day operations of Southern States or the Bank. The directors keep themselves informed through, among other things, discussions with our Chief Executive Officer, other key executives and our principal outside advisors (legal counsel, outside auditors, and other consultants), by reading reports and other materials that we send them and by participating in board and committee meetings.

The following table sets forth certain information about our directors, including their names, ages and year in which they began serving as a director of the Company.

Directors	Age	Director Since
Lewis Beavers	69	2019
Lucinda Cannon	72	2008
Robert F. Davie	79	2007
Floyd C. Davis	82	2019
Alfred J. Hayes, Jr.	75	2015
Brent David Hitson	52	2007
Brian Stacy Holmes	56	2007
Jimmy Alan LaFoy	78	2007
James Lynch	69	2017
Jay Florey Pumroy	63	2007
J. Henry Smith, IV	50	2009
Henry Turner	73	2008
Stephen W. Whatley	68	2007

In accordance with our bylaws, the total number of directors constituting the entire board may not be less than one nor more than 15. Our board of directors is currently composed of 13 members. Following this offering, our directors will each be elected for a one year term, or until his or her successor is elected or qualified, or until his or her earlier death, resignation or removal. Our directors discharge their responsibilities throughout the year at board and committee meetings and also through telephone contact and other communications with our executive officers or directors.

Stephen W. Whatley’s employment agreement provides that he will be nominated as a director so that he may remain a director during the term of his employment. Mr. Davis and Mr. Beavers were added to the board of directors as a result of the acquisition by Southern States of Small Town Bank in 2019. The acquisition agreement for that transaction provided that Mr. Davis and Mr. Beavers will each be nominated for a full three-year term and, as a result of moving to annual elections of directors, we expect to nominate Mr. Davis and Mr. Beavers for re-election at each of our next three annual meetings. In addition, Mr. Lynch is a member as a result of Patriot’s investment in Southern States and will continue to be a member as long as Patriot owns at least 4.9% of Southern States’ common stock. See “Description of Southern States Capital Stock.”

A brief description of the background of each of our directors, together with the experience, qualifications, attributes or skills that qualify each to serve as a director, is set forth below (other than Stephen W. Whatley, whose background is provided above).

Lewis Beavers. Mr. Beavers has worked as the managing partner of Lawrence, See & Beavers, a privately owned accounting firm, since 1976, and has served as Secretary and Treasurer of L&A Enterprises, Inc., a residential construction company, since 2002. He has served as a member of the Finance Committee of the Douglas County Chamber of Commerce since 2005 and has previously served on several advisory boards of community banks in Georgia. From 2006 until 2019, he served on the board of directors of Small Town Bank. Mr. Beavers holds a Bachelor of Business Administration in Accounting and Finance from West Georgia College. He received his CPA certificate in 1975 and currently holds a Residential Construction Contractor’s license from Georgia. Mr. Beavers’ extensive accounting and financial expertise, including in our industry and related industries, are among his qualifications to serve as a member of our board.

Lucinda Cannon. Ms. Cannon has worked as a private real estate developer since 1978, with more than 25 years’ experience concentrating in commercial sales and subdivision development. She currently serves as President of the W. James Samford, Jr., Foundation, a charitable entity. She has served as past chair of the Opelika Chamber of Commerce and on various other civic and philanthropic boards. Ms. Cannon holds a Bachelor of Science in Education and a Masters of Education from Auburn University. Ms. Cannon’s business experience and leadership in civic and non-profit organizations are among her qualifications to serve as a member of our board.

Robert F. Davie. Mr. Davie has owned and operated Davie’s School Supplies, a supplier of educational products with locations in Anniston, Alabama and Montgomery, Alabama, since 1975. He has served on the board of directors of the Southern Disability Foundation, a non-profit organization, since 2015. He holds a Bachelor of Arts and Science from Auburn University. Mr. Davie’s many years of experience owning and operating a business are among his qualifications to serve as a member of our board.

Floyd C. Davis. Mr. Davis has been self-employed in the building supply business for over 40 years, both at the wholesale and the retail levels. He currently owns Millwork Sales and Salvage, Inc. in Heflin, Alabama and Building Material Liquidation, LLC in Douglasville, Georgia, each a privately owned retail building supply company. Mr. Davis also owns both commercial and residential rental properties. Mr. Davis served as Chairman of the Board of Small Town Bank from 1999 until 2019. Mr. Davis’ significant business experience in the markets we serve are among his qualifications to serve as a member of our board.

Alfred J. Hayes, Jr. Mr. Hayes has over 40 years of banking experience. Mr. Hayes retired from First Union Bank in 1997 after 30 years, and from Colonial Bank in 2009. Mr. Hayes is active in civic, social, and professional organizations in Columbus, Georgia. Mr. Hayes holds a Bachelor of Business Administration in Real Estate from the University of Georgia and a Masters of Business Administration from Columbus State University. Mr. Hayes’ extensive experience working in our industry and his understanding of the regulatory structure in which we operate are among his qualifications to serve as a member of our board.

Brent David Hitson. Mr. Hitson is a partner at Burr & Forman LLP, a law firm in Birmingham, Alabama, a position he has held since 2005. Mr. Hitson holds a Bachelor of Science in Business Administration from Auburn University and a Juris Doctorate from Cumberland School of Law at Samford University. Upon graduation from law school in 1996, Mr. Hitson spent a year working as a judicial law clerk at the United States Court of Federal Claims in Washington, D.C. Mr. Hitson is licensed to practice law in Alabama, Georgia and Mississippi, and has handled matters in multiple state and federal courts across the United States. Mr. Hitson’s legal expertise combined with his past experience owning and managing his own company are among his qualifications to serve as a member of our board.

Brian Stacy Holmes. Mr. Holmes has owned and served as President of Holmes II Excavation, Inc., a privately owned construction company, since 1992. Mr. Holmes has also owned and served as managing member of Holmes Properties, LLC, a real estate investment company, since 1999, and as owner and managing member of Salt Creek Land Company, LLC, a real estate investment company, since 2001. Mr. Holmes is currently part owner and member of TLC, LLC, a real estate investment company, which he has owned since 2010. Mr. Holmes’ experience and expertise in management and business operations are among his qualifications to serve as a member of our board.

Jimmy Alan LaFoy. Mr. LaFoy has worked as General Manager at LaFoy and Associates, CPA, LLC, an accounting firm he has privately owned since 2003. From 1977 until 2003, he worked as an accountant. Mr. LaFoy has served as a member of the board of directors of the Baldwin Electric Membership Charitable Foundation, a non-profit organization, since 2009, and as a member of the board of directors of the National Rural Utilities Corporation Finance Cooperative, a non-profit organization, since 2015. Mr. LaFoy served as a member of the board of directors of Farmers National Bank, and of its successor, First American Bank, until 2006. Mr. LaFoy holds a Bachelor of Science in Commerce and Business, with a major in Accounting, from the University of Alabama. Mr. LaFoy’s extensive career in the accounting and financial industries, as well as his knowledge of business operations, are among his qualifications to serve as a member of our board.

James Lynch. Mr. Lynch has served as the managing partner of Patriot Financial Partners, a private equity fund focusing on investments in the community bank sector (“Patriot”), since 2007. Mr. Lynch has more than 40 years of banking experience, including prior service as a Chief Executive Officer. Mr. Lynch has also served as a member of the board of directors of a number of bank holding corporations, including Cape Bancorp, from 2008 until 2015 and Heritage Oaks Bancorp, from 2009 until 2017. Mr. Lynch holds a Bachelor of Science in Marketing from LaSalle University. Mr. Lynch’s experience in finance, strategic planning and investing, along with his experience serving on boards of directors in our industry, are among his qualifications to serve as a member of our board.

Jay Florey Pumroy. Mr. Pumroy has worked as a senior partner of Wilson, Dillon, Pumroy and James, LLC, a law firm, since 1982. He has investments in retail and commercial real estate through Business Park, LLC and Covington Properties South, LLC. Mr. Pumroy has served as a member of the board of directors of Mt. Cheaha Corporation, a private Harley Davidson dealership, since 2004, and on the board of directors of Soup Bowl of Anniston, Inc., a non-profit organization, since 2013. Mr. Pumroy served as a member of the board of directors of the East Central Region of Colonial Bank from 1987 until 2006. He holds a Bachelor of Science in Accounting from the University of Alabama and a Juris Doctorate from the Law School of the University of Alabama. Mr. Pumroy is an active member of the Alabama Bar Association and is a long term member of the Calhoun County Chamber of Commerce. Mr. Pumroy’s legal and business management expertise and experience are among his qualifications to serve as a member of our board.

J. Henry Smith, IV. For more than 20 years, Mr. Smith has served as President of Interstate Sheet Metal Co., Inc., a sheet metal contractor specializing in public works projects and other large contracts throughout Alabama. He holds a Bachelor of Arts in History from Vanderbilt University. Mr. Smith’s extensive managerial experience, as well as his business development and project execution experience and knowledge of business operations, are among his qualifications to serve as a member of our board.

Henry Turner. Mr. Turner has worked at Honda Motor Company, a publicly traded automobile manufacturer, in its Alabama Operations for more than 20 years, including as a purchasing manager for Honda of America, from 1988 until 2000, and Department Manager, Purchasing Department for Honda of Alabama, from

2000 until 2010. Prior to joining the Honda Motor Company, Mr. Turner worked as a registered representative with Murch and Co., a private brokerage firm. Mr. Turner has served on a number of civic organizations, including as a member and Chairperson of the South Regions Minority Supplier Development Council and currently as a member of the board of directors of the Minority Business Opportunity Committee since 2011. Mr. Turner holds a Bachelor of Science in General Business from John Carroll University. Mr. Turner’s many years of leadership experience at a large public company, his background and finance, and his experience serving civic organizations and the community are among his qualifications to serve as a member of our board.

Corporate Governance Principles and Board Matters

Director Qualifications

We believe that our directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should have broad experience at the policy-making level in business, government or civic organizations. They should be committed to enhancing stockholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on their own unique experience. Each director must represent the interests of all stockholders. When considering potential director candidates, our board of directors also considers the candidate’s independence, character, judgment, diversity, age, skills, including financial literacy, and experience in the context of our needs and those of our board of directors. While we have no formal policy regarding the diversity of our board of directors, our board of directors may consider a broad range of factors relating to the qualifications and background of director nominees, which may include personal characteristics. Our board of director’s priority in selecting board members is the identification of persons who will further the interests of our stockholders through his or her record of professional and personal experiences and expertise relevant to our growth strategy.

Director Independence

Under the rules of NASDAQ, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of NASDAQ, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors. Our board of directors has undertaken a review of the independence of each non-employee director based upon these rules and the charter of our Nominating and Corporate Governance Committee. Applying these standards, our board of directors has affirmatively determined that, with the exception of Mr. Pumroy, each of our current non-employee directors qualifies as an independent director under the applicable rules. The 11 independent directors constitute a majority of the 13 members of our board of directors.

In making independence determinations, our board of directors has considered the current and prior relationships that each director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Board Leadership Structure

Our board of directors meets at least quarterly. Our board of directors solicits input and nominations from its members and elects one of its members as Chairman. The roles of Chief Executive Officer and Chairman of our board of directors, and the corresponding roles at the Bank, are held by Stephen W. Whatley, and, we do not have a policy regarding the separation of these roles, as our and the Bank’s board of directors believes that it is in the best interests of our organization to make that determination from time to time based on the position and direction of our organization and the membership of our board of directors. Our and the Bank’s board of directors has determined that combining the roles of Chief Executive Officer and Chairman is in the best interests of our stockholders at this time.

Board Risk Management and Oversight

Our board of directors is ultimately responsible for the oversight of our overall risk management processes while the Bank’s board of directors is responsible for risk management oversight at the Bank. Our board of directors approves policies that set operational standards and risk limits at the Bank, and any changes to the Bank’s risk management program require approval by the Bank’s board of directors. Management is responsible for the implementation, integrity and maintenance of our risk management systems ensuring the directives are implemented and administered in compliance with the approved policy. Our board of directors has established standing committees to oversee our corporate risk governance processes, as described more fully below. In addition, we have appointed a Chief Risk Officer, who is a member of our executive management team, to support the risk oversight responsibilities of the board of directors and its committees and to involve management in risk management as appropriate by establishing committees comprised of management personnel who are assigned responsibility for oversight of certain operational risks. The Chief Risk Officer reports to the board of directors each quarter on our enterprise-wide risk management system. Greg Smith serves as our Chief Risk Officer.

Compensation Committee Interlocks and Insider Participation

No members of our compensation committee have been an officer or employee of the Company or the Bank. None of our executive officers is expected to serve or have served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee. To the extent that any members of our compensation committee have participated in transactions with us, a description of those transactions is provided in “Executive and Director Compensation—Director Compensation,” and “Certain Relationships and Related Party Transactions.”

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that is designed to ensure that our directors, executive officers and employees meet the highest standards of ethical conduct. The Code of Business Conduct and Ethics requires that our directors, executive officers and associates avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in our best interest. Amendments to the Code of Business Conduct and Ethics, or any waivers of their requirements with respect to our directors or executive officers, will be disclosed on our corporate website or by such other means as may be required by applicable NASDAQ rules. A copy of our Code of Business Conduct and Ethics will be available free of charge on the Investor Relations section of our website at www.southernstatesbank.net.

Board Committees

Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.

Audit Committee

Our Audit Committee as of March 11, 2020 consists of Messrs. LaFoy (Chairman), Smith, Beavers and Holmes. Our Audit Committee has the responsibility for, among other things:

•	overseeing the design and implementation of our internal audit function;

•	selecting, engaging and overseeing the independent auditors;

•

overseeing the integrity of our financial statements, including the annual audit, the annual audited financial statements, financial information included in our periodic reports that will be filed with the SEC and any earnings releases or presentations;

•	overseeing our financial reporting process and internal controls;

•	overseeing our compliance with applicable laws and regulations;

•	overseeing our compliance and risk management functions;

•	overseeing our process for receipt of complaints and confidential, anonymous submissions regarding accounting, internal accounting controls or auditing matters; and

•	reviewing and investigating any possible violation of the Code of Business Conduct and Ethics or other standards of business conduct by any director or executive officer of the Company.

Rule 10A-3 promulgated by the SEC under the Exchange Act and applicable NASDAQ rules require our audit committee to be comprised entirely of independent directors. Our board of directors has affirmatively determined that each of the members of our Audit Committee is independent under the rules of NASDAQ and for purposes of serving on an audit committee under applicable SEC rules. Our board of directors also has determined that Mr. Lafoy qualifies as an “audit committee financial expert” as defined by the SEC. Our board of directors has adopted a written charter effective March 2, 2020 for our Audit Committee, which will be available free of charge on the Investor Relations section of our website at www.southernstatesbank.net.

Compensation Committee

Our Compensation Committee as of March 11, 2020 consists of Messrs. LaFoy (Chairman), Hayes, Hitson and Turner. Upon consummation of this offering, our Compensation Committee will be responsible for, among other things:

•	reviewing and approving goals and objectives relevant to the compensation of our executive officers;

•	evaluating the performance of our executive officers and determining and approving the compensation levels of executive officers based on that evaluation;

•	reviewing and administering our equity incentive plans, including the Plan, and executive compensation programs;

•	reviewing, approving and submitting to the board for approval other compensation of our executive officers, and any significant amendments or changes to such arrangements; and

•	preparing the report of the Compensation Committee as required by item 407(e)(5) of Regulation S-K, when applicable.

Applicable NASDAQ rules require Compensation Committee to be comprised entirely of independent directors. Our board of directors has affirmatively determined that each of the members of our Compensation Committee is independent under the rules of NASDAQ and for purposes of serving on a Compensation Committee under applicable SEC rules, and that each are “non-employee directors” as defined in Rule 16b-3 of the Exchange Act, except Mr. Hitson. To the extent that the Compensation Committee has one or more members who are not “non-employee directors” as defined in Rule 16b-3 of the Exchange Act, grants of awards will be made by a subcommittee of the Compensation Committee consisting solely of “non-employee directors” or by our full board or directors. Our board of directors has adopted a written charter effective March 2, 2020 for the Compensation Committee, which will be available free of charge on the Investor Relations section of our website at www.southernstatesbank.net.

During 2019, decisions regarding compensation were made by the full board of directors based upon recommendations of a compensation committee that consisted of Messrs. Whatley, Pumroy, Lafoy, Turner, Hitson and Hayes. Following this offering, decisions regarding compensation will be made by the Compensation Committee.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee as of March 11, 2020 consists of Messrs. Hitson (Chairman), Davis, Hayes and Turner. Our Nominating and Corporate Governance Committee is responsible for, among other things:

•	identifying individuals qualified to become board members consistent with criteria approved by the board of directors;

•	selecting, or recommending that the board of directors select, director nominees for the next annual meeting of stockholders or to fill vacancies;

•	assisting the board of directors in fulfilling its oversight responsibilities relating to developing and implementing sound governance policies and practices;

•	recommending director committee assignments; and

•	developing and overseeing a process for the annual evaluation of the board of directors and management.

Applicable NASDAQ rules require director nominees to be selected, or recommended for the board’s section, either by independent directors constituting a majority of the board’s independent directors, or by a committee consisting solely of independent directors. We have established a Nominating and Corporate Governance committee comprised entirely of independent directors. Our board of directors has affirmatively determined that each of the members of our Nominating and Corporate Governance Committee is independent under the rules of NASDAQ. Our board of directors has adopted a written charter effective March 2, 2020 for our Nominating and Corporate Governance Committee, which will be available free of charge on the Investor Relations section of our website at www.southernstatesbank.net.

EXECUTIVE AND DIRECTOR COMPENSATION

We have opted to comply with the executive compensation disclosure rules applicable to “emerging growth companies.” In accordance with such rules, we are permitted to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures. Further, our reporting obligations extend only to the individuals serving as our principal executive officer and our two other most highly compensated executive officers, which are referred to as our “named executive officers.” This section provides an overview of our executive compensation program, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below.

The compensation reported in the Summary Compensation Table below is not necessarily indicative of how we will compensate our named executive officers in the future. We will continue to review, evaluate and modify our compensation framework to maintain a competitive total compensation package. As such, and as a result of our becoming a publicly traded company, the compensation program following this offering could vary from our historical practices.

Our named executive officers for the year ended December 31, 2019 were:

•	Stephen W. Whatley, Chairman and Chief Executive Officer of Southern States and the Bank;

•	Mark Chambers, President of Southern States and the Bank; and

•	Lynn Joyce, Senior Executive Vice President and Chief Financial Officer of Southern States and the Bank.

Summary Compensation Table

The following table summarizes the total compensation paid to or earned by each of the named executive officers for the year ended December 31, 2019. Unless otherwise noted, all cash compensation for each of our named executive officers was paid by the Bank.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Stephen W. Whatley	2019	400,000	—	292,500	60,000	144,000	64,440	960,940
Chairman and Chief Executive Officer
Mark Chambers	2019	285,000	8,050	35,625	35,625	76,950	30,544	471,794
President
Lynn Joyce	2019	285,000	3,050	35,625	35,625	76,950	32,132	468,382
Senior Executive Vice President and Chief Financial Officer

(1)

The amounts set forth reflect the aggregate grant date fair value in accordance with FASB ASC Topic 718. See “Note 9” to our consolidated financial statements for additional detail regarding the assumptions underlying the value of these equity awards. These awards were made pursuant to the 2017 Incentive Stock Compensation Plan.

(2)	Represents amounts earned and paid under the Southern States Bank Performance Incentive Plan.

(3)	The following table shows the amounts included in “All Other Compensation.”

	Car Allowance ($)	Country Clubs Dues ($)	401(k) Employer Contributions ($)(1)	Life Insurance Premiums ($)(2)	Director Fees ($)(3)	Dividends Paid ($)	Total ($)
Stephen W. Whatley	15,000	1,260	11,200	1,500	31,300	4,180	64,440
Mark Chambers	15,000	—	9,768	1,500	3,750	526	30,544
Lynn Joyce	15,000	5,940	8,748	1,500	—	944	32,132

(1)	Represents Southern States’ matching contributions under the Southern States 401(k) Plan.
(2)	Represents the employer-paid insurance premiums under BOLI.
(3)	For Mr. Whatley, represents fees earned or paid in cash for board and committee attendance. For Mr. Chambers, represents advisory board fees for Southern States Bank.

Narrative Disclosure to the Summary Compensation Table

General

We compensate our named executive officers through a combination of base salary, annual incentive bonus (under the Southern States Bank Performance Incentive Plan), discretionary bonuses, equity awards (under the 2017 Incentive Stock Compensation Plan), and other benefits including perquisites. Our Compensation Committee believes our executive compensation practices should attract, motivate, and retain key talent, while also tying pay to performance to promote stockholder value and core values. Each element of compensation is designed to achieve a specific purpose and to contribute to a total package that is competitive with similar packages provided by other institutions that compete for the services of individuals like our named executive officers.

During 2019, decisions regarding compensation were made by the full board of directors based upon recommendations of a Compensation Committee that consisted of Messrs. Whatley, Pumroy, LaFoy, Turner, Hitson and Hayes. Following this offering, decisions regarding compensation will be made by the Compensation Committee.

Base Salary

We provide each of our named executive officers with a competitive fixed annual base salary. When setting the base salary of each named executive officer for 2019, the Compensation Committee considered a variety of considerations, including: salaries offered by members of our peer group as set forth in information provided by our external compensation consultant, Compensation Advisors, which is a member of Meyer-Chatfield Group; internal pay equity considerations; the results achieved by each executive; future potential; experience; and scope of responsibilities. On an annual basis, the Compensation Committee reviews base salaries of our named executive officers. The Compensation Committee, without the involvement of any of our named executive officers, determines the base salary for Mr. Whatley. With respect to our other named executive officers, the Compensation Committee, while overseeing the process and having the authority to override any compensation decisions, has historically allowed Mr. Whatley latitude in establishing base salaries.

In January 2020, base salaries were increased to $473,820, $327,100 and $302,100 for Mr. Whatley, Mr. Chambers and Ms. Joyce, respectively.

Annual Incentive Bonus

Our named executive officers participate in the Southern States Bank Performance Incentive Plan (“PIP”), a performance-based annual cash incentive plan intended to incentivize Company performance. Under the PIP, participants, including our named executive officers, are eligible to earn bonuses as a percentage of annual base salary based on achievement of goals established by senior management, which goals are reviewed and approved by the Compensation Committee, typically at the beginning of each year. At the end of the year, to the extent the applicable goals are met, the participant will be eligible for a bonus. The overall percentage of goals achieved must be 80% or higher in order for any incentive awards to be paid. An unacceptable level of problem loans issued by Southern States Bank can reduce incentive payments for affected participants and their management. The ultimate amount of the award can be adjusted up or down in the discretion of senior management and the Compensation Committee.

For the year ended December 31, 2019, the performance factors for the PIP for our named executive officers were net income after taxes (weighted 30%), qualified loan origination (weighted 15%), loan portfolio balance growth (weighted 15%), new checking deposit balance (weighted 25%), and core deposit balance growth (weighted 15%).

Based on actual performance for the year ended December 31, 2019, Mr. Whatley was eligible to earn 32% to 48% of his base salary, and Mr. Chambers and Ms. Joyce were eligible to earn 24% to 36% of their base salary. For the year ended December 31, 2019, Mr. Whatley earned a bonus of $144,000, or 36% of his base salary, and Mr. Chambers and Ms. Joyce earned bonuses of $76,950, or 27% of their base salaries. The bonuses were paid on January 30, 2020.

Discretionary Bonus

Discretionary bonuses are determined on a discretionary basis and are generally based on individual and company performance. For the year ended December 31, 2019, Mr. Whatley elected not to receive a discretionary bonus. Mr. Chambers and Ms. Joyce received discretionary bonuses of $8,050 and $3,050, respectively. The bonuses were paid on January 30, 2020.

Equity Awards

Our named executive officers are eligible for long-term equity incentive awards under the 2017 Incentive Stock Compensation Plan (the “Plan”). The Compensation Committee believes that granting equity awards to our named executive officers enhances performance consistent with our corporate strategic values, focuses our executives on long-term performance results consistent with the Company’s long-term strategic plan, and strengthens the link between executive pay and our stockholders by creating a shared interest in the Company’s growth. The Compensation Committee establishes a target award for each participant which, for our named executive officers, is stated as a percentage of annual base salary. For 2019, these percentages were 25% for Mr. Whatley, and 20% for Mr. Chambers and Ms. Joyce. The Compensation Committee has discretion to award Mr. Whatley up to an additional 5% of his base salary, and our Chief Executive Officer has discretion to award other officers up to an additional 5% of their base salary. Awards may be in the form of shares of restricted stock (“Restricted Stock”), incentive stock options (“ISOs”) or non-qualified stock options (“NQSOs”), and vest over time under the conditions set forth in the applicable award agreement.

The amounts shown in the Stock Awards column of the Summary Compensation Table above reflect: (1) a grant of 10,220 shares of Restricted Stock to Mr. Whatley on June 14, 2019, which is valued at $232,500 and vests in equal one-third increments over three years on September 13, 2020, September 13, 2021 and September 13, 2020, and (2) grants of 2,985, 1,772 and 1,772 shares of Restricted Stock to Mr. Whatley, Mr. Chambers and Ms. Joyce, respectively, on January 30, 2020 attributable to the year ended December 31, 2019, which are valued at $60,000, $35,625 and $35,625, respectively, and vest in one-third increments over three years, beginning on the date of the grant.

The amounts shown in the Option Awards column of the Summary Compensation Table above reflect grants of 18,237, 10,828 and 10,828 ISOs to Mr. Whatley, Mr. Chambers and Ms. Joyce, respectively, on January 30, 2020 attributable to the year ended December 31, 2019. The ISOs vest in one-third increments over three years, beginning on the date of the grant. The exercise price of the ISOs is $20.10 per share.

Benefits and Other Perquisites

Our named executive officers are eligible to participate in the same benefit plans available to all of our full-time employees, including medical, dental, vision, life, disability and accidental death insurance.

We also provide our employees, including our named executive officers, with several retirement benefits. Our retirement plans are designed to assist our employees with planning for and securing appropriate levels of income during retirement. We believe these plans help us attract and retain quality employees, including executives, by offering benefits similar to those offered by our competitors.

Southern States Bank has a non-qualified supplemental executive retirement plan (“SERP”) for each of its executive officers, including our named executive officers. The SERP is an employer paid deferred compensation agreement that provides a life-time supplemental retirement income to the employee, based on certain vesting and other requirements. Southern States Bank has purchased bank owned life insurance policies (“BOLI”) and annuities on each of the SERP participants as a means of funding the benefits provided in the SERP. The benefits are paid upon retirement provided the executive is in good standing with the Company. Southern States is the owner of the BOLI and the annuities are held in a rabbi trust. Under each of the SERPs for our named executive officers, the normal retirement benefit will generally be paid upon the named executive officer’s separation from service for any reason other than death, disability, or, with respect to Mr. Whatley, a change in control after reaching the retirement age specified in the SERP. The benefit will be paid monthly, commencing on the first day of the second month following the date of the named executive officer’s separation from service and continuing for the named executive officer’s lifetime. In addition, a percentage of the monthly SERP benefit will be paid upon the named executive officer’s separation from service (i) for any reason other than death, disability, or a change in control after reaching early retirement age but prior to normal retirement age or (ii) as a result of becoming disabled, commencing on the first day of the second month following the named executive officer’s normal retirement age and continuing for the named executive officer’s lifetime. Upon the named executive officer’s death, Southern States Bank will pay the beneficiary the account balance no later than sixty days from the date of death, unless such death occurs after the named executive officer received 180 or more payments, in which case no additional payments will be made under the SERP. Upon a change in control of Southern States Bank, the named executive officers will fully vest in the normal retirement benefit, which will be paid monthly, starting on either (A) the later of (1) the named executive officer reaching the normal retirement age and (2) a separation from service or (B) a separation from service, depending on the SERP. The payment is tax-deductible to Southern States and taxable to the participant. Under the SERP, if, after reaching normal retirement age, a separation of service occurred, Mr. Whatley, Mr. Chambers and Ms. Joyce would receive approximately $200,000, $150,000 and $150,000 in annual lifetime benefits, respectively.

2017 Incentive Stock Compensation Plan

The purpose of the Plan is to promote the long-term success of the Company by providing financial incentives to eligible persons who are in positions to make significant contributions toward our success. The Plan is designed to enable the Company to attract individuals of outstanding ability for employment, to provide a method for such individuals to acquire ownership in the Company, and to render superior performance for the Company. The Plan was adopted by the Company and approved by stockholders in 2018.

The Plan is administered by the Compensation Committee, which has authority to grant awards under the Plan, to determine the terms of each award (which are evidenced by a written agreement describing the material terms of the award), to interpret the provisions of the Plan and to make all other determinations that it may deem necessary or advisable to administer the Plan.

The Plan provides for awards of up to 1,400,000 shares of common stock, which may be issued in the following forms:

•

Options: Awards of options may be granted as either ISOs qualified under Section 422(b) of the Internal Revenue Code or NQSOs. The exercise price of an option (excluding an ISO granted to a 10% owner) may not be less than 100% of the fair market value of our common stock on the date of the grant. The exercise price may be paid in cash, or as otherwise provided in the award agreement.

•

Restricted Stock: Awards of Restricted Stock may be issued subject to the terms and conditions as the Compensation Committee may determine. The recipient of an award of Restricted Stock has the right to receive dividends and vote shares awarded during the vesting period of such shares. A grant of Restricted Stock provides the recipient a right for 30 days from the date of grant to purchase additional shares of common stock from the Company in an amount equal to the number of shares of common stock subject to the grant.

The Compensation Committee has the authority to determine the vesting schedule applicable to each award, and to accelerate the vesting or exercisability of any award.

In the event of any transaction resulting in a change in control, outstanding stock options and other awards under the Plan that are payable in or convertible into our common stock will terminate upon the effective time of such change in control unless provision is made in connection with the transaction for the continuation or assumption of such awards by, or for the substitution of the equivalent awards of, the surviving or successor entity or a parent thereof. In the event of such termination, the holders of such awards will be permitted, immediately before the change in control, to exercise or convert all portions of such awards that are then exercisable or convertible or that will become exercisable or convertible upon or prior to the effective time of the change in control. The Compensation Committee may take such actions as it deems appropriate to provide for the acceleration of the exercisability of any or all outstanding stock options or other awards.

In the event of certain corporate transactions (including a stock dividend or split, spin-off, split-up, dividend, recapitalization, merger, consolidation or share exchange, or similar corporate change that is not part of a transaction resulting in a change in control of us), the Compensation Committee will appropriately adjust, if needed, (a) the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the Plan and (b) the terms of outstanding awards, including, but not limited to, the number, kind, and price of securities subject to such awards.

Our board of directors may terminate, amend, or modify the Plan or any portion thereof at any time; provided, however, that (i) any such amendment that would require stockholder approval in order to ensure compliance with any applicable rules or regulations; and (ii) any amendment that would change the maximum aggregate number of shares for which awards may be granted under the Plan is generally subject to approval of the stockholders of the Company.

Employment and Change in Control Agreements

Each of Stephen W. Whatley, Mark Chambers and Lynn Joyce, the named executive officers, have employment agreements.

Mr. Whatley

The employment agreement, dated March 24, 2010, between Southern States Bank and Mr. Whatley, as amended by the amendment to the employment agreement, dated September 21, 2016 (the “Whatley Agreement”) provides for a two year term which automatically renews each day so that the term is always two years. Compensation set forth in the Whatley Agreement includes a base salary that is reviewed annually, annual incentive payments that are determined by the board of directors and equity incentives. In addition, Southern States Bank shall make available to Mr. Whatley, through its group term life insurance policy, life insurance coverage in an amount equal to at least one times his base salary, but not to exceed $250,000, and Mr. Whatley will also be entitled to receive up to $1,500 to purchase additional life insurance. The agreement may be terminated by Southern States Bank for cause (as defined in the Whatley Agreement) and any benefits cease except for earned but unpaid salary and benefits. The Whatley Agreement may also be terminated:

•

upon disability or death, in which case Southern States Bank’s obligations cease except that the full salary and perquisites shall be paid upon disability until Mr. Whatley has satisfied the “elimination period” under any disability or insurance plan;

•

without cause, by Southern States Bank, in which case Mr. Whatley will be (i) entitled to receive a severance payment (described below) and (ii) deemed to have retired from Southern States Bank and be entitled to receive the total combined qualified and non-qualified retirement benefit to which he is entitled under the Whatley Agreement;

•	by Mr. Whatley voluntarily, in which case Southern States Bank’s obligations cease except for earned but unpaid salary and benefits; and

•	by Mr. Whatley for good reason, in which case Mr. Whatley shall be paid a severance payment (described below).

Mr. Whatley shall receive as a severance payment for termination without cause or for good reason a sum equal to one times the aggregate cash compensation due for the most recently completed calendar year and certain annualized benefits under employee benefit plans within 30 days of the time of termination. For purposes of determining compensation which is not fixed, such as a bonus, the annual amount of such unfixed compensation will be deemed to be equal to the average of such compensation over the three-year period immediately prior to the termination. In addition, all stock grants or options not vested shall be deemed to have vested and Mr. Whatley shall be credited with service for the remaining term of the Whatley Agreement under existing benefit plans.

For purposes of the Whatley Agreement, “good reason” means, without Mr. Whatley’s consent, any reduction in base salary, a material diminution in Mr. Whatley’s authority, duties or responsibilities, the failure of any successor to Southern States Bank to perform the Southern States Bank’s obligations, a material breach of the Whatley Agreement by Southern States Bank, or Southern States Bank requiring Mr. Whatley to be permanently assigned to a location other than the current or future headquarters of Southern States Bank. Notwithstanding the foregoing, good reason shall be deemed to occur only when Mr. Whatley provides notice to Southern States Bank that a good reason event has occurred within 90 days of such occurrence, and Southern States Bank does not remedy the condition within 30 days of such notice.

The Whatley Agreement also provides that Mr. Whatley will be nominated as a director during the term of his employment.

Upon a change in control of Southern States Bank, and the termination of the employment of Mr. Whatley during the period beginning one year prior to and ending two years following such change in control for any reason other than cause, death or disability, Southern States Bank shall pay Mr. Whatley an amount equal to one times his highest annual compensation during the preceding three year period in 12 equal monthly payments. “Annual compensation” shall mean Mr. Whatley’s annual base salary and cash bonus payments, excluding reimbursements and amounts attributable to stock options and other non-cash compensation. “Change in control” shall mean a change in the ownership or effective control of Southern States Bank or in the ownership of a substantial portion of the assets of Southern States Bank as set forth in applicable U. S. Treasury regulations.

The Whatley Agreement contains customary restrictive covenants with respect to the disclosure of confidential information and return of property. Each of these covenants may be enforced through specific performance, injunctive relief and other equitable remedies.

Mr. Whatley is also subject to a Confidentiality, Non-Competition Agreement and Non-Solicitation Agreement, dated September 21, 2016 (the “Whatley Noncompete Agreement”), pursuant to which, among other things, he will not as an agent, employee, stockholder or otherwise compete with Southern States Bank or directly or indirectly solicit customers of Southern States Bank for a period of 12 months immediately following his termination of employment. Upon a termination of his employment (other than for cause (as defined in the Whatley Noncompete Agreement)), in consideration of Mr. Whatley’s covenant not to compete, Southern States Bank shall pay Mr. Whatley a sum equal to two times his highest annual compensation (as defined in the Whatley Noncompete Agreement) during the preceding three year period, including the year of such termination, in 12 equal monthly payments beginning the first day of the month following the termination of Mr. Whatley’s employment.

The Whatley Non-Compete Agreement contains customary restrictive covenants with respect to the disclosure of confidential information and return of property. Each of these covenants may be enforced through injunctive relief and other equitable remedies.

Mr. Chambers

The employment agreement, dated February 5, 2007, by and between NAB, LLC, an Alabama limited liability company (which is the organizational predecessor to Southern States Bank), and Mr. Chambers (the “Chambers Agreement”), provides for a three year term with the term extended on each anniversary so that the term continues to be three years from the extension unless terminated by either party upon six months’ notice before the automatic renewal date. Compensation set forth in the Chambers Agreement includes a base salary that is reviewed annually, annual incentive payments that are determined by the board of directors and equity incentives. The Chambers Agreement also provides for a term life policy of a minimum amount of $1,000,000. The Chambers Agreement may be terminated by Southern States Bank for cause (as defined in the Chambers Agreement) and any benefits cease except for earned but unpaid salary and benefits. The Chambers Agreement may also be terminated:

•	upon death, in which case Southern States’ obligations are limited to paying any salary earned and any other amounts that may be due to the executor or administrator of Mr. Chambers’ estate;

•

upon total disability (as defined in the Chambers Agreement), in which case Mr. Chambers’ compensation pursuant to the Chambers Agreement will terminate and Mr. Chambers will be paid in accordance with the long-term disability plans of Southern States Bank as may be in effect at that time; and

•

without cause, by Southern States Bank, in which case Mr. Chambers shall receive severance compensation in an amount equal to his base salary for the balance of the three year term, any other amounts owed to Mr. Chambers at the time his employment terminates and continued insurance benefits in effect at the time of such termination for a period of 12 months after the termination date or until Mr. Chambers is employed by another employer (excluding self-employment), whichever period of time is shorter.

Upon a change in control (as defined in the Chambers Agreement), if Mr. Chambers’ employment is terminated (except for cause) within the one year period after such change in control and before he reaches age 75, or has a change of duties or salary during such period, he will be entitled to his base salary for the balance of the term of the Chambers Agreement and any other amounts owed at the time of such termination. A change of duties or salary means a change in duties and responsibilities which results in duties and responsibilities that are inferior to his duties and responsibilities at the time of the change in control, a reduction in his annual salary from such rate in effect at the time of the change in control or a change of place of assignment from Lee County, Alabama to a location that is located further than 25 miles from Lee County, Alabama.

The Whatley Non-Compete Agreement contains customary restrictive covenants with respect to the disclosure of confidential information and return of property. Each of these covenants may be enforced through injunctive relief and other equitable remedies.

Ms. Joyce

The employment agreement, dated February 19, 2013, by and between Southern States Bank and Ms. Joyce (the “Joyce Agreement”) provides for a one-year term which automatically renews each day so that the term is always one year. Compensation set forth in the Joyce Agreement includes a base salary that is reviewed annually, annual incentive payments that are determined by the board of directors and/or the Chief Executive Officer and eligibility to participate in equity incentive programs of Southern States Bank. In addition, Southern States Bank shall make available to Ms. Joyce, through its group term life insurance policy, life insurance coverage in an amount equal to at least one times her base salary, but not to exceed $250,000, and Ms. Joyce will also be entitled to receive up to $1,500 to purchase additional life insurance. The agreement may be terminated by Southern States Bank for cause (as defined in the Joyce Agreement) and any benefits cease except for earned but unpaid salary and benefits. The Joyce Agreement may also be terminated:

•

upon disability or death, in which case Southern States Bank’s obligations cease except that the full salary and perquisites shall be paid upon disability until the executive has satisfied the “elimination period” under any disability or insurance plan;

•	without cause, by Southern States Bank, in which case all obligations of Southern States Bank cease but for earned but unpaid salary and benefits;

•	by Ms. Joyce voluntarily, in which case Southern States Bank’s obligations cease except for earned but unpaid salary and benefits; and

•	by Ms. Joyce for good reason, in which case Ms. Joyce shall be paid a severance payment within 30 days of termination.

The severance payment is a sum equal to the aggregate cash compensation received by Ms. Joyce (salary and bonus) for the most recently completed calendar year and certain annualized benefits under employee benefit plans.

For purposes of the Joyce Agreement, “good reason” means, without Ms. Joyce’s consent, any reduction in base salary, a material diminution in authority, duties or responsibilities, the failure of any successor to Southern States Bank to perform Southern States Bank’s obligations, a material breach of the Joyce Agreement by Southern States Bank, or the requirement of a permanent relocation by Ms. Joyce to a location 30 miles or more beyond the current location or future headquarters of Southern States Bank. Notwithstanding the foregoing, good reason shall be deemed to occur only when Ms. Joyce provides notice to Southern States Bank that a good reason event has occurred within 90 days of such occurrence, and Southern States Bank does not remedy the condition within 30 days of such notice.

Upon a change in control of Southern States Bank, and the termination of the employment of Ms. Joyce during the period beginning six months prior to and ending 12 months following such change in control for any reason other than cause, death or disability, the Company shall pay Ms. Joyce an amount equal to one times her cash compensation for the most recently completed calendar year and the annualized amounts paid for benefits for the most recently completed calendar year in a lump sum within 30 days of termination or, if later, the change in control. However, such amount shall be reduced so that the payment, together with all other payments upon a change in control, is one dollar less than the amount that would constitute an “excess parachute payment” as defined in Section 280G of the Code. “Change in control” shall mean a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company as set forth in applicable U. S. Treasury regulations.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding equity awards held by each of our named executive officers as of December 31, 2019.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Stephen W. Whatley	30,000	20,000	(2)	10.00	1/20/2026	10,220	(5)	232,500
	3,333	6,666	(3)	14.50	1/22/2028	2,844	(4)	45,500
		16,845	(4)	16.00	1/22/2029
Mark Chambers	15,000	10,000	(2)	10.00	1/20/2026	1,644	(4)	26,300
	2,500	5,000	(3)	14.50	1/22/2028
		9,528	(4)	16.00	1/22/2029
Lynn Joyce	2,500	5,000	(3)	14.50	1/22/2028	1,307	(2)	13,070
		9,486	(4)	16.00	1/22/2029	1,644	(4)	26,300

(1)

The amounts reflect the aggregate grant date fair value of equity awards in accordance with FASB ASC Topic 718. See “Note 9” to our consolidated financial statements for additional detail regarding assumptions underlying the value of these equity awards.

(2)	Of the amounts shown, 10,000 and 5,000 options vested on January 12, 2020 for Mr. Whatley and Mr. Chambers, respectively. The remaining options will vest on January 12, 2021.
(3)	Of the amounts shown, 3,333, 2,500 and 2,500 options vested on January 22, 2020 for Mr. Whatley, Mr. Chambers and Ms. Joyce, respectively. The remaining options will vest on January 22, 2021.
(4)

Of the amounts shown, 5,615, 3,176 and 3,162 options vested on January 22, 2020 for Mr. Whatley, Mr. Chambers and Ms. Joyce, respectively. The remaining options will vest in equal amounts on January 22, 2021 and January 22, 2022.

(5)	These options will vest in equal installments on September 13, 2020, September 13, 2021 and September 13, 2022.

Director Compensation

Our directors received fees in 2019 of $1,200 per board meeting attended and $400 per committee meeting attended, except that the chairman of the board and the lead director received $1,750 for each meeting chaired and committee chairs received $700 for each meeting chaired. Directors could elect to receive stock, instead of cash, for director fees in 2019, at the rate of $500 per meeting attended.

The fee arrangement for board meetings for 2020 is a grant of stock with a value of $7,200, to vest based on attendance, with the lead director receiving $2,250 per meeting and other directors receiving $1,700 per meeting. There is no change in committee fees.

Prior to the year ending December 31, 2019, directors were also entitled to participate in the PIP. Effective January 1, 2020, directors no longer participate in the PIP. For the year ended December 31, 2019, the performance factors for the PIP for our directors were net income after taxes (weighted 30%), qualified loan origination (weighted 15%), loan portfolio balance growth (weighted 15%), new checking deposit balance (weighted 25%), and core deposit balance growth (weighted 15%). Based on the review of the factors against performance, for the year ended December 31, 2019, the directors were eligible to earn 40% to 60% of their board fees paid.

The following table shows the compensation paid during the year ended December 31, 2019 to each of our directors other than Mr. Whatley, whose compensation is shown above in the “Summary Compensation Table.”

Name	Fees Earned or Paid in Cash ($)(1)	Non-Equity Incentive Plan Compensation(2) ($)	All Other Compensation(3) ($)	Total ($)
Lewis Beavers(4)	3,600	—	—	3,600
Lucinda Cannon	17,500	7,875	192	31,067
Robert F. Davie	15,100	6,800	192	27,592
Floyd C. Davis(4)	3,600	—	—	3,600
Alfred J. Hayes, Jr.(5)	27,550	12,400	50,192	96,142
Brent David Hitson	21,000	9,450	—	35,450
Brian Stacy Holmes	23,100	10,400	—	33,500
Jimmy Alan LaFoy	23,400	10,550	—	33,950
James Lynch	19,100	8,600	—	27,700
Jay Florey Pumroy	36,100	16,250	—	52,350
J. Henry Smith, IV	25,800	11,625	192	43,617
Henry Turner	29,800	13,425	192	48,917

(1)

Represents fees earned or paid in cash for board and committee attendance, including for service as chair or lead director of the board and committees. Ms. Cannon, and Messrs. Davie, Hayes, Smith and Turner elected to receive $5,500, $5,000, $6,000, $6,000 and $5,500 of their director fees in the form of common stock, at a rate of $500 of stock per meeting attended.

(2)	Represents amounts earned and paid under the Southern States Performance Incentive Plan.
(3)	Except for Mr. Hayes’ consulting fee (see note (5) below), this column reflects dividends paid on stock awards.
(4)

Messrs. Beavers and Davis joined the board of directors in October 2019. Pursuant to a director retirement agreement that we assumed in connection with the acquisition of Small Town Bank, Mr. Beavers will be eligible to receive retirement benefits beginning on July 1, 2020. The annual retirement benefit for Mr. Beavers is $9,606 per year.

(5)	Mr. Hayes was paid an additional $50,000 for consulting and business development in the Columbus MSA.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures Regarding Related Party Transactions

Transactions by the Company, the Bank or its subsidiaries with related parties are subject to certain regulatory requirements and restrictions, including Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W.

Under applicable SEC and NASDAQ rules, related party transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related party has or will have a direct or indirect material interest. Our related parties include directors (including nominees for election as directors), executive officers, 5% stockholders and the immediate family members of these persons.

We have a written policy effective March 2, 2020 governing the review and approval of transactions with related parties that are expected to exceed $120,000 in any fiscal year. The policy calls for the related party transactions to be reviewed and, if deemed appropriate, approved or ratified by our Audit Committee. Upon determination by our Audit Committee that a transaction requires review under the policy, the material facts are required to be presented to the Audit Committee. In determining whether or not to approve a related party transaction, our Audit Committee will take into account, among other relevant factors, whether the related party transaction is in our best interest, whether it involves a conflict of interest and the commercial reasonableness of the transaction. In the event that we become aware of a related party transaction that was not approved under the policy (such as before the policy was adopted), our Audit Committee will review such transactions as promptly as reasonably practical and will take such course of action as may be deemed appropriate under the circumstances. In the event a member of our Audit Committee is not disinterested with respect to the related party transaction under review, that member may not participate in the review, approval or ratification of that related party transaction.

Certain transactions are not subject to the related party transaction approval policy, including: (1) decisions on compensation or benefits relating to directors or executive officers and (2) credit extensions by us in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to us and not presenting more than the normal risk of collectability or other unfavorable features. Loans to directors, executive officers and persons or groups having the power to vote more than 10% of the Company’s voting common stock, are also subject to the requirements of Federal Reserve Regulation O and FDIC regulations Part 337.

All related party transactions, including those described below, have been made consistent with our policy and applicable law, including Federal Reserve Regulation W.

Related Party Transactions

The following is a description of each transaction since January 1, 2017, and each proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•

any of our directors, nominees for director, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Brent David Hitson, a director of Southern States and a partner at the law firm of Burr & Foreman in Birmingham, Alabama, performs legal services for Southern States. Legal fees paid by Southern States to Burr & Foreman totaled $145,149, $181,470 and $80,978 for the years ended December 31, 2019, 2018 and 2017, respectively.

Jay Florey Pumroy, a director of Southern States and a partner at the law firm of Wilson, Dillon, Pumroy and James, Anniston, Alabama, performs legal services for Southern States. Legal fees paid by Southern States to Wilson, Dillon Pumroy and James totaled $18,180, $23,038 and $17,401 for the years ended December 31, 2019, 2018 and 2017, respectively. Additional fees were paid directly by the Bank loan customer in connection with loan closings.

We believe that the terms and conditions of the foregoing transactions are comparable to terms that would have been available from a third party unaffiliated with us.

Ordinary Banking Relationships

Certain of our officers, directors and principal stockholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with, the Bank, us or our affiliates in the ordinary course of business. These transactions include deposits, loans and other financial services related transactions. Related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, do not involve more than normal risk of collectability or present other features unfavorable to us and are a type that the Bank generally makes available to the public. As of the date of this prospectus, no related party loans were classified or were nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and principal stockholders, as well as their immediate family members and affiliates.

The Bank has policies governing affiliate and insider lending transactions to comply with Federal Reserve Regulations O and W. These policies prohibit extensions of credit to “insiders,” as defined in the policies, including our executive officers and directors, unless the extension of credit:

•

is made in the ordinary course of business on substantially the same terms (including interest rates and collateral) as, and following credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with members of the general public;

•	does not involve more than the normal risk of repayment or present other unfavorable features; and

•	is of a type that is generally made available by the Bank to the public.

As of December 31, 2019, we had loans and extension of credit to directors and officers totaling $8.2 million.

Other Transactions

Certain of our stockholders have preemption rights, registration rights, and board representation rights. Certain shareholders have also entered into passivity agreements with the Company incident to their investments in our common stock. See “Description of Southern States Capital Stock—Transactions with Institutional Investors.”

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to     % of the shares offered hereby for officers, directors, employees, and other persons with relationships to us. We will offer these reserved shares through a directed share program. Reserved shares purchased by our directors, executive officers and others will be subject to the 180-day lock-up provisions. The number of shares available for sale to the general public will be reduced to the extent such persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Directors and executive officers have expressed an intent to buy approximately                shares in the offering. See “Underwriting—Directed Share Program.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table provides information regarding the beneficial ownership of our common stock as of December 31, 2019, and as adjusted to reflect the completion of this offering, for:

•	each of our directors and named executive officers;

•	all of our directors and executive officers, as a group;

•	each other person known to us to be the beneficial owner of more than 5% of our common stock; and

•	the selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days. Except as indicated by the footnotes below, we believe, based on the information furnished to us by each person named in the table below, that such persons have sole voting and investment power with respect to all shares of common stock that they beneficially own.

The percentage of beneficial ownership is based on 6,845,057 shares of our voting common stock outstanding as of December 31, 2019 and                shares to be outstanding after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional shares, and                shares to be outstanding after the completion of this offering, assuming full exercise of the underwriters’ option to purchase additional shares of our common stock. The table does not reflect any shares of common stock that may be purchased in this offering by the individuals listed below. See “Underwriting—Directed Share Program.”

Unless otherwise noted, the address for each stockholder listed on the table below is: c/o Southern States Bancshares, 615 Quintard Ave., Anniston, Alabama 36201.

				Shares Beneficially Owned After Offering
	Shares Beneficially Owned Before Offering				If Underwriters’ Option Not Exercised	If Underwriters’ Option Exercised in Full
Name of Beneficial Owner	Number of Shares	Percent of Class	Shares Offered	Number of Shares	Percent of Class	Percent of Class
Directors and Named Executive Officers:(1)
Lewis Beavers	*	*
Lucinda Cannon	6,291	*
Robert F. Davie(2)	28,222	*
Floyd C. Davis(3)	671,488	9.81
Alfred Hayes, Jr.	3,264	*
Brent David Hitson	25,000	*
Brian Stacy Holmes	161,429	2.36
Jimmy Alan LaFoy	25,000	*
James J. Lynch(4)	2	*
Jay Florey Pumroy	100,000	1.46
J. Henry Smith, IV	43,693	*
Henry A. Turner	2,934	*
Stephen W. Whatley	448,673	6.55
Mark Chambers	37,445	*
Lynn Joyce	29,300	*
All Directors and Executive Officers as a Group (17 persons):(1)	1,672,191	24.43

				Shares Beneficially Owned After Offering
	Shares Beneficially Owned Before Offering				If Underwriters’ Option Not Exercised	If Underwriters’ Option Exercised in Full
Name of Beneficial Owner	Number of Shares	Percent of Class	Shares Offered	Number of Shares	Percent of Class	Percent of Class
Principal Stockholders:
Patriot Financial Partners(5)	1,071,429	14.00
Davis Partnership, L.P.(6)	503,571	7.36
EJF Sidecar Fund Series LLC—Series E(7)	503,571	7.36
Ithan Creek Investors USB, LLC(8)	503,571	7.36

*	Represents beneficial ownership of less than 1% of the class of shares.
(1)

Excludes voting common stock subject to options with vesting and forfeiture conditions. Includes unvested shares of restricted stock held by the director or officer as of December 31, 2019 in the amount shown in the table below:

Unvested Restricted Stock
Stephen W. Whatley	13,064
Mark Chambers	1,644
Lynn Joyce	2,740
Greg Smith	1,644
Jack Swift	1,644

(2)	Includes 20,000 shares owned by MLPF&S for the Benefit of Davie Investments Limited.
(3)	Includes 115,477 shares owned by Angela G. Davis (spouse). Includes 406,197 shares owned by Floyd C. Davis Sr. Family Partnership LP.
(4)	Mr. Lynch is a partner with Patriot Financial Partners.
(5)

Includes 265,714 shares of voting stock and 805,715 shares of non-voting common stock collectively held by Patriot Financial Partners II, L.P. and Patriot Financial Partners Parallel II, L.P. The address of each of Patriot Financial Partners II, L.P. and Patriot Financial Partners Parallel II, L.P. is Radnor Corporate Center, Suite 210, 100 Matsonford Rd., Radnor, PA 19087. In addition to the amounts shown above, Patriot Financial Partners II, L.P. and Patriot Financial Partners Parallel II, L.P. own 805,715 shares of non-voting common stock. The non-voting common stock is non-voting in the hands of any holder of 9.9% or more of Southern States’ voting common stock. Upon the sale or transfer of the non-voting stock to any person unaffiliated with the holder who holds or controls less than 9.9% of Southern States’ voting common stock, such transferred shares automatically will become an identical number of shares of voting common stock, as provided in Southern States certificate of incorporation.

(6)	6366 Commerce Blvd., Suite 214, Rohnert Park, CA 94928.
(7)	2107 Wilson Blvd. #410, Arlington, VA 22201.
(8)	Wellington Management Company LLC, 280 Congress Street, Boston, MA 02210.

DESCRIPTION OF SOUTHERN STATES CAPITAL STOCK

Upon completion of this offering, the authorized common stock of Southern States Bancshares, Inc. will consist of 30,000,000 shares of voting common stock, $5.00 par value per share, of which                 shares will be issued and outstanding, 5,000,000 shares of non-voting common stock, $5.00 par value per share, of which 805,715 shares will be issued and outstanding, and 2,000,000 shares of preferred stock, par value $0.01 per share, none of which will be issued and outstanding.

The following summary of the capital stock, amended and restated certificate of incorporation and bylaws of Southern States does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of the Alabama Business Corporation Law of 2019 (“ABCL”) and to our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part. Unless otherwise noted herein, references to our common stock include both our voting and non-voting common stock.

Common Stock

Voting Rights. Except for holders of our non-voting common stock, each holder of voting common stock is entitled to one vote per share on any issue requiring a vote of stockholders at any meeting. There is no cumulative voting in the election of directors.

Dividend Rights. Our stockholders are entitled to receive dividends on common stock only if, when and as declared by our board of directors from funds legally available therefor under Alabama corporate law and as limited by our banking regulators. Our common stock ranks pari passu with our non-voting common stock with respect to the payment of dividends and distribution. The principal source of the payment of dividends by Southern States is the payment of dividends to it by Southern States Bank. Please see “Dividend Policy—Dividend Restrictions” and “Supervision and Regulation” for a description of certain limitations and restrictions on the payment of dividends applicable to Southern States Bank.

Liquidation and Dissolution Rights. In the event of any liquidation or dissolution of Southern States, the holders of the common stock are entitled to receive, in cash or in kind, the assets of Southern States available for distribution that are remaining after payment or provision for payment of Southern States’ debts and liabilities and the preference of any outstanding preferred stock. Our common stock ranks pari passu with our non-voting common stock with respect to rights upon liquidation and dissolution.

Non-voting Common Stock. The non-voting common stock has no voting rights except as otherwise required by law. The non-voting common stock ranks pari passu with our common stock with respect to the payment of dividends and distribution and upon liquidation and dissolution. The non-voting common stock is non-voting in the hands of any holder of 9.9% or more of Southern States’ voting common stock. Upon the sale or transfer of the non-voting stock to any person unaffiliated with the holder who holds or controls less than 9.9% of Southern States’ voting common stock, such transferred shares automatically will become an identical number of shares of voting common stock, as provided in Southern States certificate of incorporation.

Other Matters. There is no redemption right, sinking fund provision, or right of conversion, except for our non-voting common stock, with respect to Southern States’ common stock. Holders of the shares of common stock do not have preemptive rights to subscribe for additional shares when additional shares are offered for sale by Southern States.

Preferred Stock

We may issue up to 2,000,000 shares of preferred stock, $0.01 par value per share, in one or more classes or series as determined by our board of directors from time to time as necessary without further action by the holders of our common stock. No preferred shares are currently outstanding. The board of directors has the power to issue preferred stock and establish for each series of preferred stock the number of shares, voting rights, dividend rights, preferences as to dividends and liquidation, and other relative, participating or other rights, if any, and qualifications, limitations or restrictions, including redemption features and rights on liquidation or dissolution of Southern States. See “Anti-takeover Effect of Governing Documents and Applicable Law.”

Transactions with Institutional Investors

Voting and Non-voting Common Stock. On December 27, 2016, we sold an aggregate of (1) 2,137,143 shares of voting common stock to Institutional Investors, and (2) 161,143 shares of Series B Preferred Stock to Patriot. The Series B Preferred Stock was non-voting and, under certain conditions, could be converted into shares of non-voting common stock on a one-to-five basis. Patriot converted its 161,143 shares of Series B Preferred Stock into 805,715 shares of non-voting common stock on May 1, 2017. Any shares sold by Patriot as a selling stockholder in this offering, will become voting common stock in the hands of the underwriters and purchasers from the underwriters.

Registration Rights. In connection with the transactions above, we entered into the Registration Rights Agreement providing for demand and piggyback registration rights. Pursuant to its demand registration rights, after June 28, 2020, Patriot has the right to require Southern States to file a registration statement with the SEC so that Patriot may resell its shares of common stock. Subject to the terms of the Registration Rights Agreement, the other Institutional Investors would be permitted to include their shares of common stock for resale in such registration statement. Patriot may make two such requests, provided that such requests are 180 days or more apart. Southern States must use commercially reasonable efforts to file such registration statement with the SEC within 75 days of its receipt of such request and use commercially reasonable efforts to cause such registration statement to become effective. Institutional Investors seeking to include their shares in the registration statement must notify Southern States within 10 business days following receipt of Southern States’ notice. If Southern States is unable to file a registration statement or cause the registration statement to become effective within specified timeframes, Southern States must pay, subject to certain limitation, participating Institutional Investors an amount in cash equal to 1.0% of their aggregate original purchase price of the voting and non-voting common stock held by the Institutional Investors seeking to participate in such registration statement. Such payment will bear interest of 1.0% per month on an annualized basis, if such payment is not made within 10 business days of the due date.

If Southern States files a registration statement for a primary or secondary offer of its securities (other than a registration statement related to equity compensation plans or mergers and acquisitions), Southern States will give notice at least 15 days prior to the anticipated registration statement filing date to the Institutional Investors who may elect to have their securities included in a piggyback registration statement for resale. Southern States must effect registration of all securities that the Institutional Investors request to be included in the piggyback registration within 10 days following the notice given by Southern State. However, if the offering is underwritten, the number of shares to be sold by the selling Institutional Investors may be reduced upon recommendation of the managing underwriters.

In any of the foregoing registration statements, Southern States will pay the fees and expenses of such registration statements, including all registration and filing fees, printing expenses, trading market fees, fees and disbursements of counsel for Southern States and fees and expenses of the Institutional Investors reasonable incurred, including reasonable fees of the Institutional Investors’ counsel.

Preemptive Rights. The Institutional Investors’s Stock Purchase Agreement provides that as long as they own at least 50% of the Southern States’ shares they purchased in 2016 or 4.9% or more of the voting common stock of Southern States, they may purchase additional shares of Southern States common stock (either voting or non-voting, as applicable) to maintain their ownership percentage in Southern States. Such rights do not apply to certain transactions such as a merger, but apply to a public or private offer of common stock. The Institutional Investors hold approximately 38.5% of Southern States’ outstanding voting and non-voting common stock.

Board Representation and Information Rights. The Stock Purchase Agreement also provides Patriot with the right to select one representative to the Southern States and Southern States Bank boards of directors and one observer to attend the meetings of the Southern States and Southern States Bank boards of directors as long as Patriot (and its affiliates) owns at least 50% of the shares of stock of Southern States that it purchased in 2016, or 4.9% or more of the voting common stock of Southern States. Southern States must use reasonable best efforts to have Patriot’s board representative elected as a director and recommend that its shareholders elect such board representative at any shareholders’ meeting. Davis Partnership, LP (“Davis”) also has the right to select one representative to be elected to the board of directors of Southern States effective June 27, 2020 and December 27, 2022, if Southern States remains a private company and Davis continues to own the shares of stock of Southern States which it purchased in 2016. Southern States will recommend the election of such representative to its board of directors. If this offering is not completed and Southern States does not otherwise become a public company, the other Institutional Investors have visitation rights at board meetings and the right to certain information, including books and records and financial statements.

Passivity Commitments. Patriot, various EJF funds and Wellington Management Company LLP, entered into passivity commitments with the Federal Reserve in connection with their 2016 investments in Southern States. These commitments limit the ability of such firms from exercising “control” or a “controlling influence” over Southern States in a manner that is inconsistent with the BHCA. Generally, such limitations prohibit any such firm from owning or controlling more than 9.9% of Southern States’ outstanding voting securities, or acting in concert to exercise a “controlling influence” over Southern States, unless the Federal Reserve approves such ownership or control. In addition, the passivity commitments prohibit the investors from:

•	seeking to have a representative on Southern State’s board of directors (other than one Patriot representative) or having a representative serve as Southern States officer, agent or employee;

•	taking any action that would cause Southern States to become a subsidiary of such investor;

•	owning, controlling or holding the power to vote securities that represent 25% or more of any class of Southern States’ voting securities;

•	proposing a director or directors in opposition to a nominee or slate of nominees proposed by Southern States’ management or board of directors;

•	soliciting proxies with respect to any Southern States shareholder matter;

•	entering into an agreement with Southern States that would substantially limit the discretion of Southern States’ management;

•	disposing or threatening to dispose of Southern States stock as a condition to induce specific action or non-action by Southern States; and

•	entering into a banking or nonbanking transaction with Southern States, except for deposit accounts held by Southern States, provided the aggregate value of such deposits do not exceed $500,000.

New Alabama Corporation Law

In 2019, the Alabama legislature enacted a new business corporation law for Alabama corporations, the ABCL, which repeals and replaces the previous law. The ABCL is effective for all Alabama corporations, including Southern States, on January 1, 2021, but existing Alabama corporations may elect to be governed by the new law prior to January 1, 2021. Southern States has elected to be governed by the new ABCL effective                , 2020. The stockholders of Southern States at the annual meeting of stockholders held on April    , 2020, approved an amended and restated certificate of incorporation (referred to as the “certificate of incorporation”) containing certain provisions consistent with the new ABCL, and the board of directors adopted amended and restated bylaws (referred to as the “bylaws”) effective                , 2020.

Anti-takeover Effect of Governing Documents and Applicable Law

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of delaying or deferring the removal of incumbent directors or delaying, deferring or discouraging another party from acquiring control of us, even if such removal or acquisition would be viewed by our stockholders to be in their best interests. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions may also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.

Authorized but Unissued Capital Stock. Upon completion of this offering, the authorized common stock of Southern States will consist of 30,000,000 shares, of which                 shares will be issued and outstanding, and 2,000,000 shares of preferred stock, of which no shares will be issued and outstanding. Our board of directors may authorize the issuance of one or more series of preferred stock without stockholder approval. These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise. In addition, the authorized but unissued shares of common stock may be issued for any proper purpose approved by the board of directors, except where such issuances are limited by the ABCL and rules of the NASDAQ.

Stockholder Proposals. Our bylaws include specific procedures for stockholder proposals, including proposed nominations for directors, to be brought at stockholder meetings including that the stockholder must be a stockholder of record at the time of giving of notice of such meeting by the board of directors and a stockholder of record for the record date of the annual meeting, and comply with the procedures set forth in our bylaws as to such nomination or other business. Notice of a stockholder proposal notice must generally be delivered to the secretary of the Company not earlier than 60 days nor more than 90 days prior to the stockholder meeting. The notice of the stockholder proposal must include certain information listed in our bylaws, including, but not limited to, the name and address of each stockholder making the proposal, the name and address of any nominee for director, the class and number of shares of our capital stock, any proxy used in connection with the proposal, a description of the business desired to be brought before the meeting, and a description of all agreements, arrangements and understandings between the stockholder proposing the business to be brought before the meeting and any other affiliates and associates with whom the requesting stockholder is acting in concert in connection with the proposal.

Special Meeting and Action by Written Consent in Lieu of Meeting. Our certificate of incorporation allows for any action required by the ABCL to be taken at any annual or special meeting of the stockholders. However, stockholders may not act by written consent nor may stockholders call special meetings of stockholders. Southern States’ bylaws provide that only the board of directors may call a special meeting of stockholders at any time.

Amendments. Upon a proposal by Southern States’ board of directors, Southern States’ certificate of incorporation may be amended at any regular or special meeting of the stockholders by the affirmative vote of the holders of a majority of the shares of common stock outstanding and entitled to vote. Southern States’ bylaws provide that only the board of directors may call a special meeting of stockholders at any time.

Board Composition and Director Changes. The bylaws of Southern States provides that the board of directors may be comprised of not less than five nor more than 15 persons. The bylaws provide that the board of directors may increase or decrease the number of directors within such limits. The bylaws provide that any vacancy in the board of directors may be filled by the board of directors. Despite the expiration of a director’s term, the director shall continue to serve until his or her successor is elected and qualifies or until there is a decrease in the number of directors and his or her position is eliminated, provided any such decrease does not shorten a director’s term. Stockholders of Southern States may remove one or more directors only for cause.

Exclusive Forum

The Southern States bylaws provide that unless Southern States otherwise consents in writing to the selection of an alternative forum, the Calhoun County Circuit Court of the State of Alabama, or the circuit court of the county in which Southern States is otherwise headquartered will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Southern States, any action asserting a claim of breach of a fiduciary duty owed to Southern States, or its stockholders, by any of its directors, officers or other employees, any action asserting a claim arising pursuant to any provision of the ABCL, or any action asserting a claim governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Indemnification of Directors and Officers

Subject to applicable law, a director shall not be held personally liable to Southern States or its stockholders for monetary damages for any action taken, or any failure to take any action as a director, except that a director’s liability shall not be eliminated for (i) the amount of a financial benefit received by a director to which he or she is not entitled; (ii) an intentional infliction of harm on Southern States or the stockholders; (iii) a violation of section 10A-2A-8.32 of the ABCL; or (iv) an intentional violation of criminal law. It is the intention that the directors of Southern States be protected from personal liability to the fullest extent permitted by the ABCL as it now or hereafter exists. If at any time in the future the ABCL is modified to permit further or additional limitations on the extent to which directors may be held personally liable to Southern States, the protection afforded by Southern States’ certificate of incorporation shall be expanded to afford the maximum protection permitted under such law.

Subject to the above limitations and in accordance with the ABCL, Southern States will indemnify a director or officer who was successful, on the merits or otherwise, in the defense of any proceeding, or of any claim, issue or matter in the proceeding to which he or she was a party because he or she is or was a director or officer of Southern States against reasonable expenses incurred in connection with the proceeding, notwithstanding that he or she was not successful on any other claim, issue or matter in any such proceeding.

Furthermore, the ABCL provides that Southern States may indemnify an individual made a party to a proceeding because he or she is or was a director or officer of Southern States against liability incurred in a proceeding if: (1) he or she conducted himself or herself in good faith; and (2) he or she reasonably believed (a) in the case of conduct in his or her official capacity with Southern States, that his or her conduct was in its best interest; and (b) in all other cases, that his or her conduct was at least not opposed to its best interest; and (3) in the case of any criminal proceeding he or she had no reasonable cause to believe his or her conduct was unlawful. Southern States may not indemnify a director or officer in connection with a proceeding by or in the right of Southern States in which the director or officer has not met the relevant standard of conduct; or in connection with any other proceeding charging improper personal benefit to him or her, whether or not involving action in his or her official capacity, in which he or she was adjudged liable on the basis that financial benefit was improperly received by him or her.

Under the ABCL, Southern States may, before final disposition of a proceeding, advance funds to pay for or reimburse expenses incurred in connection with a proceeding by an individual who is a party to the proceeding because that individual is a director, if the director delivers to Southern States a signed written undertaking to repay any funds advanced if (i) the director is not entitled to mandatory indemnification, and (ii) it is ultimately determined that the director is not entitled to indemnification.

Southern States and Southern States Bank have procured a directors and officers liability insurance policy providing for insurance against certain liabilities incurred by directors and officers of Southern States and Southern States Bank while serving in their capacities as such, to the extent such liabilities could be indemnified under the above provisions.

Listing and Trading Market for Common Stock

Prior to this offering, our common stock has not been actively traded and has not been listed or traded on an established public trading market, and no quotations for our common stock were reported on any market. As a result, there has been no established public trading market for our common stock. Although our shares may have been sporadically traded in private transactions, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in an active market. As of December 31, 2019, there were approximately 609 holders of record of our common stock.

We anticipate that this offering and the listing of our common stock on NASDAQ will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to trade in our shares when you seek to purchase or sell shares, and the market price for our common stock may be more or less than the initial public offering price in this offering. See “Underwriting” for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.

Transfer Agent and Registrar

Computershare is the transfer agent and registrar for our common stock.

SUPERVISION AND REGULATION

General

Bank holding companies and banks are regulated extensively under both federal and state law. The bank regulatory framework is intended primarily for the protection of depositors, the deposit insurance system, and the banking system, and not for the protection of stockholders or any other group.

This supervisory and regulatory framework subjects banks and bank holding companies to regular examination by their respective regulatory agencies, which results in examination reports and ratings that, while not publicly available, can affect the conduct and growth of their businesses. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management’s ability and performance, earnings, liquidity, sensitivity to market risks and various other factors.

Composite ratings are based on evaluations of an institution’s managerial, operational, financial and compliance performance. The composite CAMELS rating is not an arithmetical formula or rigid weighting of numerical component ratings. Elements of subjectivity and examiner judgment, especially as these relate to qualitative assessments, are important elements in assigning ratings. The federal bank regulatory agencies are reviewing the CAMELS rating system and the consistency of such ratings.

These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, a failure to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.

The following is a summary of the material elements of the supervisory and regulatory framework applicable to Southern States and Southern States Bank. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by express reference to each of the particular statutory and regulatory provisions. A change in applicable statutes, regulations or regulatory policy may have a material effect on the business of Southern States and Southern States Bank.

Southern States

Southern States is registered as a bank holding company with the Federal Reserve. Southern States is subject to examination, regulation and supervision by the Federal Reserve under the Bank Holding Company Act of 1956, as amended. Southern States is required to file annual reports and such additional information as the Federal Reserve may require.

The BHC Act generally prohibits a bank holding company from acquiring direct or indirect ownership or control of voting shares of any company that is not a bank or bank holding company and from engaging directly or indirectly in any activity other than banking or managing or controlling banks or performing services for its authorized subsidiary. A bank holding company may, however, engage in or acquire an interest in a company that engages in activities that the Federal Reserve has determined by regulation or order to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

The BHC Act permits acquisitions of banks by bank holding companies, subject to various restrictions, including that the acquirer is “well capitalized” and “well managed”. Under the Alabama Banking Code, with the prior approval of the Alabama Superintendent, an Alabama bank may acquire and operate one or more banks in other states pursuant to a transaction in which the Alabama bank is the surviving bank. In addition, one or more Alabama banks may enter into a merger transaction with one or more out-of-state banks, and an out-of-state bank resulting from such transaction may continue to operate the acquired branches in Alabama. The Dodd-Frank Act permits banks, including Alabama banks, to branch anywhere in the United States.

The Company is a legal entity separate and distinct from the Bank. Various legal limitations restrict the Bank from lending or otherwise supplying funds to the Company. See “—Transactions with Affiliates.”

Federal Reserve policy and the Federal Deposit Insurance Act require a bank holding company to act as a source of financial and managerial strength to its FDIC-insured bank subsidiaries and to take measures to preserve and protect such bank subsidiaries in situations where additional investments in a bank subsidiary may not otherwise be warranted. In the event an FDIC-insured subsidiary becomes subject to a capital restoration plan with its regulators, the parent bank holding company is required to guarantee performance of such plan up to 5% of the bank’s assets, and such guarantee is given priority in bankruptcy of the bank holding company. In addition, where a bank holding company has more than one bank or thrift subsidiary, each of the bank holding company’s subsidiary depository institutions may be responsible for any losses to the FDIC’s Deposit Insurance Fund (“DIF”), if an affiliated depository institution fails. As a result, a bank holding company may be required to loan money to a bank subsidiary in the form of subordinate capital notes or other instruments which qualify as capital under bank regulatory rules. However, any loans from the holding company to such subsidiary banks likely will be unsecured and subordinated to such bank’s depositors and to other creditors of the bank. See “Capital.”

Federal and state laws regulate Southern States’ corporate governance, its investment authority, its manner of doing business, its employment practices, its consumer privacy policies and procedures, its relationship with Southern States Bank and its other affiliates, its ability to merge with, acquire, or be acquired by other entities, its requisite minimum capital and the forms of capital, its payment of dividends or other distributions, the types of businesses in which it can engage, and many other aspects of its business.

Southern States Bank

Southern States Bank is chartered by the ASBD. Southern States Bank is also a member of the FDIC and its deposits are insured, as provided by law, by the DIF. Southern States Bank is subject to supervision, regulation, and examination by the FDIC and ASBD. Southern States Bank is also subject to various requirements and restrictions under federal and state law, including capital adequacy requirements, requirements to maintain reserves against deposits, requirements under the CRA, restrictions on the types and amounts of loans that may be made and the interest that may be charged thereon and limitations on the types of investments that may be made, activities that may be engaged in, and types of services that may be offered. The operations of Southern States Bank are also affected by various consumer laws and regulations, including regulations of the Consumer Financial Protection Bureau, or CFPB, and other state and federal agencies relating to equal credit opportunity, truth in lending disclosures, truth in savings disclosures, debt collection laws, privacy regulations, and regulation of consumer lending practices. In addition to the impact of direct regulation, commercial banks are affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

Strict compliance at all times with state and federal banking laws, as well as other laws, is and will continue to be required. Southern States Bank believes that the experience of its executive management will assist it in its continuing efforts to achieve the requisite level of compliance. Certain provisions of state law may be preempted by existing and future federal laws, rules and regulations, and no prediction can be made as to the impact of preemption on state law or the regulation of Southern States Bank thereunder.

Enforcement Powers of Federal and State Banking Agencies

The federal and state bank regulatory agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver for financial institutions. Failure to comply with applicable laws and regulations could subject us and our officers and directors to administrative sanctions and potentially substantial civil money penalties. In addition to the grounds discussed below under “—Prompt Corrective Action and Other Consequences of Capital Adequacy,” the appropriate bank regulatory agency may appoint the FDIC as conservator or receiver for a depository institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the depository institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized, fails to become adequately capitalized when required to do so, fails to submit a timely and acceptable capital restoration plan or materially fails to implement an accepted capital restoration plan.

Payment of Dividends and Repurchases of Capital Instruments

Southern States is a legal entity separate and distinct from Southern States Bank. Southern States’ principal source of cash flow, including cash flow to pay dividends to its stockholders, is dividends Southern States Bank pays to Southern States as Southern States Bank’s sole stockholder. Statutory and regulatory limitations apply to Southern States Bank’s payment of dividends to Southern States as well as to Southern States’ payment of dividends to its stockholders. The Federal Reserve’s policy that a bank holding company should serve as a source of strength to its subsidiary banks includes the position that a bank holding company should generally only pay dividends or other capital distributions from current year earnings. The Federal Reserve also has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common stockholders has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with the corporation’s capital needs, asset quality and overall financial condition. Southern States’ ability to pay dividends is also subject to the provisions of Alabama corporate law.

Federal Reserve Supervisory Letter SR-09-4 (February 24, 2009), as revised December 21, 2015, applies to dividend payments, stock redemptions and stock repurchases. Prior consultation with the Federal Reserve supervisory staff is required before:

•	redemptions or repurchases of capital instruments when the bank holding company is experiencing financial weakness; and

•	redemptions and purchases of common or perpetual preferred stock which would reduce such Tier 1 capital at end of the period compared to the beginning of the period.

Bank holding company directors must consider different factors to ensure that the company dividend level is prudent relative to maintaining a strong financial position, and is not based on overly optimistic earnings scenarios, such as potential events that could affect its ability to pay, while still maintaining a strong financial position. As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should consult with the Federal Reserve and eliminate, defer or significantly reduce the bank holding company’s dividends if:

•	its net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

•	its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or

•	it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

The capital rules further limit Bank permissible dividends, stock repurchases and discretionary bonuses by the Company and the Bank, respectively, unless the Company and the Bank meet capital conservation buffer requirement effective January 1, 2019

The ASBD also regulates Southern States Bank’s dividend payments. Under Alabama law, a state-chartered bank has to maintain a capital surplus equal to at least 20% of its capital. The Bank has a capital surplus at least equal to 20% of its capital. Thereafter, the prior approval of the Alabama Superintendent of Banks is required for its payment of dividends if the total of all dividends declared by a bank in any calendar year will exceed the total of (1) the bank’s net earnings (as defined by statute) for that year, plus (2) its retained net earnings for the preceding two years, less any required transfers to surplus. In addition, no dividends, withdrawals or transfers may be made from the bank’s surplus without the prior written approval of the Superintendent.

Southern States and Southern States Bank’s payment of dividends may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. Bank regulatory agencies have the authority to prohibit bank holding companies and banks from engaging in unsafe or unsound practices in conducting their business. The payment of dividends, depending on the financial condition of a bank holding company and of its subsidiary bank, could under certain circumstances be deemed an unsafe or unsound practice, and therefore restricted.

Under the Federal Deposit Insurance Act, an FDIC-insured depository institution may not make any capital distributions (including the payment of dividends) or pay any management fees to its holding company if it is undercapitalized or if such payment would cause it to become undercapitalized.

Restrictions on Acquisitions and Certain Activities

As a bank holding company, Southern States must obtain prior approval of the Federal Reserve before (1) acquiring, directly or indirectly (except in certain limited circumstances), ownership or control of more than 5% of the voting stock of a bank, (2) acquiring all or substantially all of the assets of a bank, or (3) merging or consolidating with another bank holding company. The Bank Holding Company Act also generally limits the business in which a bank holding company may engage to banking, managing or controlling banks, and furnishing or performing services for Southern States Bank. Banks are also subject to restrictions on the types of activities that they are permitted to engage in under regulations of the ASBD and the FDIC, which are generally limited to the business of banking and activities that are incidental to the business of banking.

Bank holding companies that meet certain eligibility requirements prescribed by the Bank Holding Company Act and elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of non-banking activities, including securities and insurance underwriting and sales, merchant banking and any other activity that the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature or incidental to any such financial activity or that the Federal Reserve determines by order to be complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. Southern States has not elected to be a financial holding company, and we have not engaged in any activities determined by the Federal Reserve to be financial in nature or incidental or complementary to activities that are financial in nature.

Federal law also prohibits any person or company from acquiring “control” of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. “Control” is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may be presumed to exist under certain circumstances between 10.00% and 24.99% ownership.

The Federal Reserve may require that a bank holding company terminate an activity or terminate control of or liquidate or divest certain subsidiaries or affiliates when the Federal Reserve believes the activity or the control of the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness or stability of any of its banking subsidiaries. The Federal Reserve also has the authority to regulate provisions of certain bank holding company debt. Under certain circumstances, a bank holding company must file written notice and obtain approval from the Federal Reserve prior to purchasing or redeeming its equity securities.

Moreover, poor examination ratings, lower capital ratios than peer group institutions, regulatory concerns regarding management, controls, assets, operations, or other factors can all potentially result in practical limitations on the ability of a bank or bank holding company to engage in new activities, grow, acquire new businesses, repurchase its stock or pay dividends, or to continue to conduct existing activities.

Company Expected to be Source of Financial Strength for Bank Subsidiary

Under Federal Reserve policy and the Federal Deposit Insurance Act, Southern States is expected to act as a source of financial strength to, and to commit resources to support, Southern States Bank. This support may be required at times when, absent such Federal Reserve policy, Southern States may not be inclined to provide it.

In the event an FDIC-insured subsidiary becomes subject to a capital restoration plan with its regulators, the parent bank holding company is required to guarantee performance of such plan up to 5% of the bank’s assets, and such guarantee is given priority in bankruptcy of the bank holding company. In addition, where a bank holding company has more than one bank or thrift subsidiary, each of the bank holding company’s subsidiary depository institutions may be responsible for any losses to the FDIC’s DIF, if an affiliated depository institution fails. As a result, a bank holding company may be required to loan money to a bank subsidiary in the form of subordinate capital notes or other instruments which qualify as capital under bank regulatory rules. However, any loans from the holding company to such subsidiary banks likely will be unsecured and subordinated to such bank’s depositors and to other creditors of the bank. See “Capital.”

Capital Adequacy

The various federal bank regulators, including the Federal Reserve and FDIC, have adopted risk-based capital requirements for assessing bank and bank holding company capital adequacy. These standards establish minimum capital standards in relation to the relative credit risk of assets and off-balance sheet exposures. Capital is classified into two tiers. Tier 1 capital consists generally of common equity tier 1 capital (generally comprised of common stockholders’ equity and retained earnings) and additional tier 1 capital (includes, among other things, certain types of noncumulative perpetual preferred stock) is reduced by goodwill and certain other intangible assets. Tier 2 capital generally includes the allowance for possible loan losses (subject to certain limitations) and certain types of subordinated debt and cumulative perpetual preferred stock. The risk-based capital guidelines require financial institutions to maintain specific defined credit risk factors and apply them to their assets which results in risk-adjusted assets.

The capital standards impose the following minimum capital requirements:

•	a ratio of common equity tier 1 capital to total risk-weighted assets of 4.5%,

•	a ratio of tier 1 capital to total risk-weighted assets of 6%,

•	a ratio of total capital to total risk-weighted assets of 8%, and

•	a ratio of tier 1 capital to adjusted average total assets of 4%.

In addition to these minimum capital requirements, the regulations establish a capital conservation buffer, calculated as the lowest of:

•	the CET1 capital ratio minus 4.5%;

•	the tier 1 risk-based capital ratio minus 6.0%; and

•	the total risk-based capital ratio minus 8.0%.

Specifically, banking organizations would need to hold common equity tier 1 capital in excess of their minimum CET1 and risk-based capital ratios by at least 2.5% of risk-weighted assets in order to avoid limits on capital distributions (including dividend payments, discretionary payments on tier 1 instruments, and stock buybacks) and certain discretionary bonus payments to executive officers. Thus, when including the 2.5% capital conservation buffer, a bank holding company and a bank’s minimum ratio of common equity tier 1 capital to risk-weighted assets becomes 7%, its minimum ratio of tier 1 capital to total risk-weighted assets becomes 8.5%, and its minimum ratio of total capital to risk-weighted assets becomes 10.5%.

These guidelines are only minimum standards and regulators expect bank holding companies and banks to maintain capital well above these minimum requirements. Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and certain other restrictions on its business, including in certain circumstances, the appointment of a receiver.

The federal banking agencies finalized a rule in November 2019 that allows bank holding companies and banks with less than $10.0 billion in total consolidated assets and limited amounts of certain assets and off balance sheet exposures and a leverage ratio of greater than 9% to elect to use the Community Bank Leverage Ratio (“CBLR”) framework. A community banking organization electing to use the CBLR framework would have a simplified capital regime and would not be subject to other capital and leverage requirements and would be considered well capitalized as long as it continued to meet the requirements of the CBLR framework. It is uncertain if Southern States will elect to utilize the CBLR framework, as it believes it will continue to calculate the other capital measures, which provide comparable information to other publicly traded banking institutions. As a bank holding company with less than $3 billion in total consolidated assets, Southern States, with the Federal Reserve’s permission, may be eligible to be treated as a “small bank holding company” under the Federal Reserve’s Small Bank Holding Company and Savings and Loan Holding Company Policy Statement. If the Federal Reserve permitted this, Southern States’ capital adequacy would be evaluated at the bank level and on a parent-only basis, and it would not be subject to consolidated capital standards for regulatory purposes. See “—Capital.”

Prompt Corrective Action and Other Consequences of Capital Adequacy

The Federal Deposit Insurance Act requires, among other things, that the federal banking regulators take prompt corrective action with respect to FDIC-insured depository institutions that do not meet minimum capital requirements. Under the Federal Deposit Insurance Act, insured depository institutions are divided into five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized as set forth below. An institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating:

•

well capitalized if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 8% or greater, a Common Equity Tier 1 capital ratio of 6.5% or greater, a leverage capital ratio of 5% or greater and is not subject to any written agreement, order, capital directive or prompt corrective action directive by a federal bank regulatory agency to maintain a specific capital level for any capital measure;

•

“adequately capitalized” if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 6% or greater, a Common Equity Tier 1 capital ratio of 4.5% or greater, and generally has a leverage capital ratio of 4% or greater;

•

“undercapitalized” if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 6%, a Common Equity Tier 1 capital ratio of less than 4.5% or generally has a leverage capital ratio of less than 4%;

•

“significantly undercapitalized” if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 4%, a Common Equity Tier 1 capital ratio of less than 3%, or a leverage capital ratio of less than 3%; or

•	“critically undercapitalized” if its tangible equity is equal to or less than 2% to total assets.

The federal bank regulatory agencies have authority to require additional capital, and have indicated that higher capital levels may be required in light of market conditions and risk.

The Federal Deposit Insurance Act generally prohibits an FDIC-insured depository institution from making any capital distribution (including payment of dividends) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve. In addition, undercapitalized depository institutions are subject to, among other things, growth limitations and are required to submit capital restoration plans. An insured depository institution’s holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution’s assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan, for the plan to be accepted by the applicable federal regulatory authority. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution’s capital. If a depository institution fails to submit an acceptable plan or fails to implement its plan, it is treated as if it is significantly undercapitalized.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, to sell to another bank or bank holding company, to reduce total assets, to restrict interest rates paid on deposits, to replace the board of directors or management and to cease receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator, generally within ninety (90) days of the date on which they become critically undercapitalized, and are subject to other restrictions.

Business activities may be influenced by an institution’s capital classification. For example, only a “well capitalized” depository institution may accept brokered deposits without prior regulatory approval and an “adequately capitalized” institution may accept such deposits only with prior regulatory approval. Such approval has historically been difficult to obtain.

General Regulatory Considerations

Under the Federal Deposit Insurance Corporation Improvement Act (“FDICIA”), all insured institutions must undergo regular on-site examination by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC and the appropriate agency (and state supervisor when applicable). FDICIA also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to: (i) internal controls, information systems and audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; and (v) asset quality.

In response to perceived needs in financial institution regulation, Congress enacted the Financial Institutions Reform, Recovery and Enforcement Act of 1989. That statute, called FIRREA, provides that a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default.

FIRREA provides that financial institutions and their affiliated parties (such as officers and directors) may be subject to civil money penalties for certain types of violations and misconduct. In addition, the FDIC has been granted enhanced authority to withdraw or to suspend deposit insurance in certain cases. The banking regulators have not been reluctant to use the enforcement authorities provided under FIRREA. Further, regulators have broad power to issue cease and desist orders that may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts or take other actions as determined by the ordering agency to be appropriate.

Federal and state banking laws subject banks to certain restrictions on extensions of credit to executive officers, directors, certain principal stockholders and their related interests. For example, such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. These laws also impose certain lending limits on such loans.

Community Reinvestment Act

The CRA requires that each insured depository institution shall be evaluated by its primary federal regulator with respect to its record in meeting the credit needs of its local community, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

A bank’s compliance with its CRA obligations is based on a performance-based evaluation system that bases CRA ratings on an institution’s lending, service and investment performance. When a bank holding company applies for approval to acquire a bank or other bank holding company, the Federal Reserve will review the CRA assessment of each subsidiary bank of the applicant bank holding company, and such records may be the basis for denying the application. In connection with its assessment of CRA performance, the appropriate bank regulatory agency assigns a rating of “outstanding,” “satisfactory,” “needs to improve” or “substantial noncompliance.” As of its most recent CRA examination, dated December 2018, Southern States Bank was rated “Satisfactory.”

In the case of bank holding company applications to acquire a bank or other bank holding company, the Federal Reserve will assess the records of each subsidiary depository institution of the applicant bank holding company, and such records may be the basis for denying the application. The federal CRA regulations require that evidence of discriminatory, illegal or abusive lending practices be considered in the CRA evaluation. A less than satisfactory CRA rating will slow, if not preclude, acquisitions, and new branches and other expansion activities and may prevent a company from becoming a financial holding company.

CRA agreements with private parties must be disclosed and annual CRA reports must be made to a bank’s primary federal regulator. A financial holding company election, and such election and financial holding company activities are permitted to be continued, only if any affiliated bank has not received less than a “satisfactory” CRA rating.

The FDIC has jointly proposed with the Office of the Comptroller of Currency, or OCC, revised CRA rules to modernize the CRA. The proposal seeks comments on:

•	tailoring the CRA regulations for banks of different sizes;

•	improving the consistency and predictability of CRA evaluations and ratings;

•	increasing e lending and services to people and in low- and moderate-income areas;

•	clarifying and expanding the types of activities eligible for CRA consideration, in light of changes in banking.

The changes proposed are substantial. The comment period on the proposal has been extended. The Federal Reserve has not joined this proposal and has its own views of the CRA. If adopted, the FDIC’s changes could be costly and time consuming for the Bank to implement, and Federal Reserve’s different approach to the CRA may create inconsistencies and confusion among the Bank’s and Southern States’ respective primary federal regulators as to CRA compliance and the CRA evaluation of expansion proposals, including acquisitions and new branches.

USA Patriot Act

After the terrorist attacks of September 11, 2001, Congress enacted broad anti-terrorism legislation called the “United and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001,” which is generally known as the “USA Patriot Act.” Title III of the USA Patriot Act requires financial institutions, including Southern States and Southern States Bank, to help prevent, detect and prosecute international money laundering and the financing of terrorism. The Department of the Treasury has adopted additional requirements to further implement Title III.

The law is intended to enhance the powers of the federal government and law enforcement organizations to combat terrorism, organized crime and money laundering. The USA Patriot Act materially amended and expanded the application of the existing Bank Secrecy Act. It provided enhanced measures, including know your customer, new suspicious activity reporting rules and enhanced anti-money laundering programs. Under the USA Patriot Act, each financial institution is required to establish and maintain anti-money laundering compliance and due diligence programs, which include, at a minimum:

•	the development of internal policies, procedures, and controls;

•	the designation of a compliance officer;

•	an ongoing employee training program; and

•	an independent audit function to test programs.

In addition, the USA Patriot Act requires regulatory agencies to consider the record of a bank or bank holding company in combating money laundering activities in their evaluation of bank and bank holding company merger, acquisition and branch expansion transactions.

The U.S. Treasury Department has issued regulations under the USA Patriot Act. The regulations state that a depository institution will be deemed in compliance with the USA Patriot Act provided it continues to comply with the Bank Secrecy Act regulations. Under these regulations, a mechanism has been established for law enforcement to communicate names of suspected terrorists and money launderers to financial institutions, in return for securing the ability to promptly locate accounts and transactions involving those suspects. Financial institutions receiving names of suspects must search their account and transaction records for potential matches and report positive results to FinCEN. Each financial institution must designate a point of contact to receive information requests. These regulations outline how financial institutions can share information concerning suspected terrorist and money laundering activity with other financial institutions under protection from the statutory safe harbor from liability, provided each financial institution notifies FinCEN of its intent to share information.

Recent FinCEN rules require banks to know the beneficial owners of customers that are not natural persons, update customer information in order to develop a customer risk profile, and generally monitor such matters.

FinCEN has also adopted regulations intended to prevent money laundering and terrorist financing through correspondent accounts maintained by U.S. financial institutions on behalf of foreign banks. Financial institutions are required to take reasonable steps to ensure that they are not providing banking services directly or indirectly to foreign shell banks.

Lending Limits

Under Alabama law, the amount of loans which may be made by a bank in the aggregate to one person is limited. Alabama law provides that unsecured loans by a bank to one person may not exceed an amount equal to 10% of the capital and unimpaired surplus of the bank or 20% in the case of secured loans. For purposes of calculating these limits, loans to various business interests of the borrower, including companies in which a substantial portion of the stock is owned or partnerships in which a person is a partner, must be aggregated with those made to the borrower individually. Loans secured by certain readily marketable collateral are exempt from these limitations, as are loans secured by deposits and certain government securities.

Guidance on Commercial Real Estate Concentrations

Lending operations that involve concentrations of CRE loans are subject to enhanced scrutiny by federal banking regulators. Regulators have issued guidance with respect to the risks posed by commercial real estate lending concentrations. CRE loans generally include C&D loans and loans secured by multifamily property and nonfarm, nonresidential real property where the primary source of repayment is derived from rental income associated with the property, but it excludes owner-occupied real estate. The guidance prescribes the following guidelines for examiners to help identify institutions that are potentially exposed to concentration risk and may warrant greater supervisory scrutiny:

•	Total loans for construction, land development and other land represent 100 percent or more of an institution’s total capital; or

•	Total commercial real estate loans represent 300 percent or more of an institution’s total capital.

At December 31, 2019, Southern States Bank’s ratio of construction, land development and other land loans to total capital was 73.4%, and its ratio of total commercial real estate loans excluding owner-occupied commercial real estate loans (as defined in the guidance) to total capital was 227.5%.

FDIC Insurance Assessments

The FDIC has adopted a risk-based assessment system for insured depositary institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The assessment rate is based on a combination of factors, including capital adequacy and supervisory risk.

The FDIC may terminate the deposit insurance of a bank if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

Transactions with Affiliates

Southern States Bank is subject to sections 23A and 23B of the Federal Reserve Act, or the Affiliates Act, and the Federal Reserve’s implementing Regulation W. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. Accordingly, transactions between Southern States and Southern States Bank will be subject to a number of restrictions. The Affiliates Act imposes restrictions and limitations on the Bank from making extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, Southern States or other affiliates, the purchase of, or investment in, stock or other securities thereof, the taking of such securities as collateral for loans and the purchase of assets of Southern States or other affiliates. Such restrictions and limitations prevent Southern States or other affiliates from borrowing from the Bank unless the loans are secured by marketable obligations of designated amounts. All such transactions, as well as contracts entered into between the Bank and affiliates, must be on terms that are no less favorable to the Bank than those that would be available from non-affiliated third parties. Federal Reserve policies also forbid the payment by bank subsidiaries of management fees which are unreasonable in amount or exceed the fair market value of the services rendered or, if no market exists, actual costs plus a reasonable profit.

Consumer Financial Services

Southern States Bank is subject to a number of federal and state consumer protection laws that extensively govern its relationship with its customers. These laws include the Equal Credit Opportunity Act, the Fair Credit

Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act, the Military Lending Act, and these laws’ respective state law counterparts, as well as state usury laws and laws regarding unfair and deceptive acts and practices. These and other federal laws, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive and abusive practices and subject us to substantial regulatory oversight. Violations of the applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys’ fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, action by the state and local attorneys general in each jurisdiction in which we operate and civil money penalties. Failure to comply with consumer protection requirements may also result in failure to obtain any required bank regulatory approval for mergers or acquisitions or prohibition from engaging in such transactions even if approval is not required.

Dodd-Frank Act

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, was signed into law. This law significantly changed the bank regulatory structure and affected the lending, deposit, investment, trading and operating activities of banks and their holding companies. The Dodd-Frank Act required various federal agencies to adopt a broad range of new implementing rules and regulations and to prepare numerous studies and reports for Congress. The following summarizes just a few of the provisions of the Dodd-Frank Act.

The Dodd-Frank Act changed the types of instruments that are eligible for tier 1 capital treatment at the holding company-level. It also called for the Federal Reserve to apply to bank holding companies the same minimum leverage and risk-based capital standards that apply to banks under the Federal Deposit Insurance Act’s prompt corrective action standards.

The Dodd-Frank Act eliminated the federal prohibitions on paying interest on demand deposits effective one year after the date of its enactment, thus allowing businesses to have interest-bearing checking accounts.

The Dodd-Frank Act required fees charged by banks for debit card transactions, commonly referred to as interchange fees, to be both “reasonable and proportional” to the cost incurred by the card issuer and authorized the Federal Reserve to implement regulations with respect to this requirement.

The Dodd-Frank Act also broadened the base for FDIC insurance assessments. Assessments are based on the average consolidated total assets less tangible equity capital of a financial institution. The Dodd-Frank Act permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor.

The Dodd-Frank Act created a new Bureau of Consumer Financial Protection (the “Bureau”) with broad powers to supervise and enforce consumer protection laws. The Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Bureau has examination and enforcement authority over all banks with more than $10 billion in assets. Banks with less than $10 billion in assets will be examined for compliance with consumer laws by their primary bank regulator.

The Dodd-Frank Act increased the regulation of consumer protections regarding mortgage originations, including originator compensation, minimum repayment standards and servicing requirements.

Mortgage Lending Rules

The Dodd-Frank Act authorized the CFPB to establish certain minimum standards for the origination of residential mortgages, including a proper determination of a borrower’s ability to repay. Under the Dodd-Frank Act, financial institutions may not make a residential mortgage loan unless they make a “reasonable and good faith determination” that the consumer has a “reasonable ability” to repay the loan. The Dodd-Frank Act allows borrowers to raise certain defenses to foreclosure but provides a full or partial safe harbor from such defenses for loans that are “qualified mortgages.” The CFPB published final rules to, among other things, specify the types of income and assets that may be considered in the ability-to-repay determination, the permissible sources for verification, and the required methods of calculating the loan’s monthly payments. Since then, the Bureau has made certain modifications to these rules. The rules extend the requirement that creditors verify and document a borrower’s income and assets to include all information that creditors rely on in determining repayment ability.

Other Legislation and Regulation

Other legislative and regulatory proposals regarding changes in banking and the regulation of banks, thrifts and other financial institutions are considered from time to time by the executive branch of the federal government, Congress and various state governments. It cannot be predicted whether any of such legislative or regulatory proposals will be adopted and, if adopted, how these will affect Southern States and Southern States Bank.

Monetary and Fiscal Policy

Banking is a business which depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings and the interest received by a bank on its loans to customers and its securities holdings generally constitutes the major portion of a bank’s earnings. Thus, the earnings and growth of Southern States Bank will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open-market dealings in United States government securities, the discount rate at which members may borrow, and reserve requirements on deposits and funds availability regulations. These instruments are used in varying combinations to influence the overall growth of bank loans, investments and deposits and also affect interest rates charged on loans or paid on deposits. The policies of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and will continue to do so in the future. The nature and timing of any future changes in Federal Reserve policies and their impact on Southern States Bank cannot be predicted.

SHARES ELIGIBLE FOR FUTURE SALE

Actual or anticipated issuances or sales of substantial amounts of our common stock in the public market following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by our stockholders.

Upon completion of this offering, we will have                shares of our common stock issued and outstanding (or                shares if the underwriters exercise in full their option to purchase additional shares). In addition,                shares of our common stock are issuable upon the exercise of outstanding stock options.

The shares of common stock sold by the selling stockholders and us in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our “affiliates” may generally only be resold in compliance with Rule 144 under the Securities Act, which is described below. The remaining outstanding shares will be deemed to be “restricted securities” as that term is defined in Rule 144. Restricted securities may be resold in the U.S. only if they are registered for resale under the Securities Act or an exemption from registration is available.

Lock-Up Agreements

We, our executive officers, directors and the holders of                shares or    % of our currently outstanding shares of common stock, including the selling stockholders and the Institutional Holders, are entering into lock-up agreements under which we and they will generally agree not to offer, sell or otherwise transfer our or their shares for a period of 180 days after the completion of this offering. These lock-up agreements are subject to certain limited exceptions. For additional information, see “Underwriting—Lock-Up Agreements.” As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the underwriters.

Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates will be eligible for sale in the public market only if (i) they are registered under the Securities Act or (ii) an exemption from registration, such as Rule 144, is available.

Rule 144

All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may be sold in the public market, subject to the lock-up agreements and our insider trading policies, in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, and certain other related persons. As of                 , 2020, affiliates held                 shares, or                 % of our total shares of common stock outstanding as of such date.

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is deemed to be, or to have been during the three months preceding the sale, an “affiliate” of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, or the average weekly trading volume of our common stock on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales by our affiliates under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, the availability of current public information about us and the filing of a form in certain circumstances.

In general, Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock without regard to the limitations described above, provided that such sales comply with the current public information requirements of Rule 144 and we were subject to the Exchange Act periodic reporting requirements for at least 90 days immediately before the sale. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144, provided that we were subject to the Exchange Act periodic reporting requirements for at least 90 days immediately before the sale.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors or officers, who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, and who is not deemed to have been our “affiliate” during the immediately preceding 90 days, is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 144. The shares that may be sold in compliance with Rule 701 that are subject to lock-up agreements as described above will not become eligible for sale until expiration or waiver of the restrictions set forth in those agreements.

Form S-8 Registration Statement

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of shares of our common stock that are issuable under our Plan. Any such registration statement would be expected to be filed and become effective as soon as practicable after the completion of this offering. Upon effectiveness, the shares of common stock covered by that registration statement will be eligible for sale in the public market, subject to any vesting restrictions with us, Rule 144 restrictions applicable to our affiliates and the lock-up restrictions described above.

UNDERWRITING

Keefe, Bruyette & Woods, Inc. and SunTrust Robinson Humphrey are acting as representatives of the underwriters and joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
Keefe, Bruyette & Woods, Inc.
SunTrust Robinson Humphrey
Total

The underwriters are offering the shares of our common stock subject to a number of conditions, including receipt and acceptance of our common stock by the underwriters. The obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to these conditions.

The underwriting agreement between us and the underwriters provides that if any underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or this offering may be terminated.

In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically. See “Electronic Distribution.”

Underwriting Discount

Shares of our common stock sold by the underwriters to the public will be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. Any of these securities dealers may resell any shares of our common stock purchased from the underwriters to other brokers or dealers at a discount of up to $        per share from the initial public offering price. If all of the shares of our common stock are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. No sales of shares of our common stock will be made outside of the U.S. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

The following table shows the initial public offering price, underwriting discount, and proceeds before expenses to us and to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase an additional                 shares of our common stock, discussed below:

	Per Share	No Exercise	Full Exercise
Initial public offering price	$	$	$
Underwriting discount
Proceeds to us before expenses
Proceeds to the selling stockholders before expenses

We and the selling stockholders estimate the expenses of this offering, not including the underwriting discount, to be $         , and such expenses are payable by us. We also have agreed to reimburse the underwriters up to $         for certain of their offering expenses, including counsel fees, expenses related to FINRA matters and the directed share program and certain costs related to the road show. In accordance with FINRA Rule 5110, these reimbursed fees are deemed underwriting compensation for this offering.

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of                shares from us at the initial public offering price less the underwriting discount. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to the number of shares reflected next to such underwriter’s name in the table above relative to the total number of shares reflected in such table.

Lock-Up Agreements

We, our executive officers and directors, and our Institutional Holders have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons have agreed not to, directly or indirectly, without the prior written approval of the representatives and subject to certain limited customary exceptions:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired, or with respect to which we or such person has or hereafter acquires the power of disposition, or exercise any right with respect to the registration of any of the foregoing, or file or cause to be filed any registration statement in connection therewith under the Securities Act, with respect to any of the foregoing;

•

enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of the shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise; or

•	publicly disclose the intention to make any such offer, pledge, sale or disposition, or to enter into any such swap, hedge, transaction or other arrangement.

These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, the representatives may, in their sole discretion, waive or release all or some of the shares (or the other securities restricted thereby) from these lock-up agreements. However, as to any of our executive officers or directors, the representatives have agreed to notify us at least three business days before the effective date of any release or waiver, and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.

These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with our common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or later acquired by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives considered:

•	our history;

•	our financial information;

•	our management and our business potential and earning prospects;

•	prospects for the industry in which we compete;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

The initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares of our common stock may not develop. It is also possible that the shares of our common stock will not trade in the public market at or above the initial public offering price following the completion of this offering.

Indemnification and Contribution

We and the selling stockholders have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments that the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to    % of the shares offered hereby for officers, directors, employees, customers and certain other persons. We will offer these reserved shares through a directed share program. Shares purchased by our directors, executive officers and others pursuant to the directed share program will be subject to the lock-up provisions described above. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering and in accordance with Regulation M under the Exchange Act, or Regulation M, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or mitigating a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares from us, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the option to purchase additional shares described above. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchased in this offering.

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our common stock in the open market. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of our common stock.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in common stock on NASDAQ in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our common stock and extending through the completion of the distribution of this offering. A passive market maker must generally display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, the passive market maker may continue to bid and effect purchases at a price exceeding the then highest independent bid until specified purchase limits are exceeded, at which time such bid must be lowered to an amount no higher than the then highest independent bid. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by email or on the Internet sites or through other online services maintained by one or more of the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Affiliations

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, loan referrals, valuation and brokerage activities. From time to time, the underwriters or their respective affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals and commercial banking services with us and our affiliates, for which they received or paid, or may receive or pay, customary compensation, fees and expense reimbursement.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours or our affiliates. If the underwriters or their affiliates have a lending relationship with us, the underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Since 2013 SunTrust Robinson Humphrey has served as an investment banking firm for Southern States. The services performed by SunTrust Robinson Humphrey have included advice regarding acquisitions, including the acquisition of Small Town Bank in 2019 and Columbus Community Bank in 2015, advice regarding the sale of equity in 2016 to the Institutional Investors, and other advice regarding Southern States growth plans, business plans and the economic environment.

Selling Restrictions

General

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons obtaining possession of this prospectus are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Jones Walker LLP, Birmingham, Alabama. Certain legal matters in connection with this offering will be passed upon for the underwriters by Jones Day, Atlanta, Georgia.

EXPERTS

Our consolidated financial statements as of December 31, 2018 and 2019 and for the two years ended December 31, 2019 included in this prospectus have been audited by Mauldin Jenkins, LLC, independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of that firm as experts in accounting and auditing.

On September 13, 2019, Southern States acquired East Alabama. See “Business – Recent Developments.” At that time, the managing partner of Mauldin & Jenkins, LLC (the “Audit Firm”), along with his brother, had a loan (the “Loan”) from East Alabama’s subsidiary bank, Small Town Bank. The Loan was fully secured by the brothers’ family farm as well as by a certificate of deposit. East Alabama and Small Town Bank were never clients of the Audit Firm prior to September 13, 2019, at which time East Alabama was merged with Southern States and Small Town Bank was merged with the Bank. The Loan automatically became a loan of Southern States Bank upon the acquisition. At that point, the existence of the Loan rendered the Audit Firm not independent under SEC rules.

The facts underlying the existence of the Loan were reviewed by the Audit Firm and the Audit Committee of Southern States on several occasions. The Audit Firm advised the Audit Committee that, the Audit Firm concluded that it was objective and impartial regarding the audit of Southern States’ financial statements for the fiscal year ended December 31, 2019. The Audit Firm concluded, and the Audit Committee concurred, that the following factors supported the conclusion that the Audit Firm’s objectivity and impartiality were not impaired by the Loan:

•	The Loan was paid off in full prior to the completion of Southern States’ 2019 audit and the release of Southern States’ audited financial statements and the audit report;

•

The Loan’s amount was immaterial to the Southern States Bank’s total loan portfolio (0.095% at December 31, 2019) and that the Loan was only outstanding at Southern States Bank from September 13, 2019 through February 13, 2020;

•

The Loan was made (i) in the ordinary course of Small Town Bank’s business, (ii) on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable persons unrelated to Small Town Bank, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features;

•	The Loan was fully secured including a component of cash collateral and was current under its terms at all times; and

•

The managing partner of the Audit Firm did not provide audit or other services to Southern States at any point during the year ended 2019, nor any interim period during 2019 or 2020, and there has been no communication between the managing partner and the audit team related to Southern States’ accounting or the Audit Firm’s audit of Southern States during such period.

The consolidated financial statements of East Alabama Financial Group, Inc. and its subsidiary, Small Town Bank, as of and for the years ended December 31, 2018 and 2017 included in this prospectus have been audited by Warren Averett, LLC, independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of that registration statement, does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Some items are omitted in accordance with the rules and regulations of the SEC. Accordingly, we refer you to the complete registration statement, including its exhibits and schedules, for further information about us and the shares of common stock to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates.

The registration statement, of which this prospectus forms a part, and its exhibits and schedules are available to you for free on the SEC’s Internet website at www.sec.gov.

Upon completion of this offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy statements with the SEC. These reports and proxy statements and other information will be available to you for free on the SEC’s Internet website at www.sec.gov. You can also obtain reports and proxy statements and other information about us, free of charge, at our website at www.southernstatesbank.net. Information on, or accessible through, our website is not part of this prospectus. We intend to furnish to our stockholders our annual reports containing our audited consolidated financial statements certified by an independent registered public accounting firm.

Information that we file with the SEC after the date of this prospectus may supersede the information in this prospectus. You may read these reports and proxy statements and other information and obtain copies of such documents and information as described above. No person is authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this prospectus nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth or in our affairs since the date hereof.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Southern States Bancshares and Subsidiary

Anniston, Alabama

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Southern States Bancshares, Inc. and Subsidiary (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2007.

Birmingham, Alabama

March 16, 2020

2000 SOUTHBRIDGE PARKWAY, SUITE 501 • BIRMINGHAM, AL 35209 • 205-445-2880 • 888-277-0020 • FAX 205-445-2940 • www.mjcpa.com

Members of The American Institute of Certified Public Accountants

SOUTHERN STATES BANCSHARES, INC.

AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2019 AND 2018

Assets	2019	2018
Cash and due from banks	$13,544,638	$7,028,623
Interest-bearing deposits in banks	77,573,898	63,405,283
Federal funds sold	24,116,483	15,993,768

Total cash and cash equivalents	115,235,019	86,427,674
Securities available for sale	59,946,583	52,133,204
Restricted equity securities, at cost	2,021,850	1,381,250
Loans held for sale	2,577,620	232,703
Loans, net of unearned income	837,440,568	703,746,258
Less allowance for loan losses	9,264,797	7,833,236

Loans, net	828,175,771	695,913,022
Premises and equipment, net	20,126,025	16,309,810
Accrued interest receivable	2,986,436	2,641,506
Bank owned life insurance	22,078,498	12,215,274
Annuities	12,902,890	10,314,290
Foreclosed assets	7,042,366	571,601
Goodwill	16,862,207	6,040,834
Core deposit intangible	2,027,344	334,003
Other assets	3,509,155	3,091,410

Total assets	$1,095,491,764	$887,606,581

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest-bearing	$188,270,242	$117,412,808
Interest-bearing	762,243,332	658,372,080

Total deposits	950,513,574	775,784,888
Other borrowings	7,984,091	7,500,000
Subordinated notes	4,477,687	4,461,938
Accrued interest payable	473,264	348,824
Other liabilities	5,405,850	4,035,791

Total liabilities	968,854,466	792,131,441

Commitments and contingencies:
Stockholders’ equity:
Preferred stock, $0.01 par value; 1,000,000 shares authorized 0 shares issued and outstanding at December 31, 2019 and 2018, respectively	—	—
Common stock, $5 par value, 15,000,000 shares authorized; 7,650,772 and 6,483,183 shares issued and outstanding at December 31, 2019 and 2018, respectively	38,253,860	32,415,915
Capital surplus	64,591,912	43,734,859
Retained earnings	23,918,515	20,688,625
Accumulated other comprehensive income (loss)	264,618	(1,236,117)
Unvested restricted stock	(391,607)	(128,142)

Total stockholders’ equity	126,637,298	95,475,140

Total liabilities and stockholders’ equity	$1,095,491,764	$887,606,581

See Notes to Consolidated Financial Statements.

SOUTHERN STATES BANCSHARES, INC.

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Interest income:
Loans, including fees	$43,171,475	$34,996,645
Taxable securities	718,494	646,531
Nontaxable securities	618,629	597,406
Other interest and dividends	2,446,590	952,317

Total interest income	46,955,188	37,192,899

Interest expense:
Deposits	11,619,885	6,948,176
Other borrowings	486,488	579,868

Total interest expense	12,106,373	7,528,044

Net interest income	34,848,815	29,664,855
Provision for loan losses	5,700,000	2,196,000

Net interest income after provision for loan losses	29,148,815	27,468,855

Noninterest income:
Service charges on deposit accounts	1,534,905	856,827
SBA fees	929,007	1,188,718
Mortgage origination fees	908,696	589,516
Net gain (loss) on sale of securities	14,434	(21,906)
Other operating income	3,323,520	851,105

Total noninterest income	6,710,562	3,464,260

Noninterest expenses:
Salaries and employee benefits	14,942,324	13,037,078
Equipment and occupancy expenses	2,536,521	2,364,958
Acquisition related expenses	3,373,444	—
Other operating expenses	6,919,138	5,522,341

Total noninterest expenses	27,771,427	20,924,377

Income before income taxes	8,087,950	10,008,738
Income tax expense	2,486,300	2,296,230

Net income	$5,601,650	$7,712,508

Basic earnings per share	$0.82	$1.19

Diluted earnings per share	$0.81	$1.18

See Notes to Consolidated Financial Statements.

SOUTHERN STATES BANCSHARES, INC.

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Net income	$5,601,650	$7,712,508

Other comprehensive income (loss):
Unrealized holding gains (losses) on securities available for sale arising during the period, net of tax (benefit) of $531,039 and ($174,565), respectively	1,511,416	(496,838)
Reclassification adjustment for (gains) losses on securities available for sale realized in net income, net of tax (benefit) of $3,753 and ($5,696), respectively	(10,681)	16,210

Other comprehensive income (loss)	1,500,735	(480,628)

Comprehensive income	$7,102,385	$7,231,880

See Notes to Consolidated Financial Statements.

SOUTHERN STATES BANCSHARES, INC.

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2019 AND 2018

							Accumulated Other Comprehensive
								Unvested Restricted	Total Stockholders’
	Preferred Stock		Common Stock		Capital Surplus	Retained Earnings
	Shares	Par Value	Shares	Par Value			Income (Loss)	Stock	Equity
Balance, December 31, 2017	—	$—	6,475,950	$32,379,750	$43,574,816	$14,852,860	$(755,489)	$(240,119)	$89,811,818
Net income	—	—	—	—	—	7,712,508	—	—	7,712,508
Issuance of common stock	—	—	11,657	58,285	11,742	—	—	—	70,027
Stock-based compensation	—	—	—	—	170,421	—	—	67,737	238,158
Forfeiture of restricted stock	—	—	(4,424)	(22,120)	(22,120)	—	—	44,240	—
Common stock dividends paid	—	—	—	—	—	(1,876,743)	—	—	(1,876,743)
Other comprehensive loss	—	—	—	—	—	—	(480,628)	—	(480,628)

Balance, December 31, 2018	—	—	6,483,183	32,415,915	43,734,859	20,688,625	(1,236,117)	(128,142)	95,475,140
Net income	—	—	—	—	—	5,601,650	—	—	5,601,650
Issuance of common stock—acquisition	—	—	1,142,846	5,714,230	20,285,517	—	—	—	25,999,747
Issuance of restricted stock	—	—	24,809	124,045	352,576	—	—	(476,621)	—
Forfeiture of restricted stock	—	—	(66)	(330)	(1,172)	—	—	1,502	—
Stock-based compensation	—	—	—	—	220,132	—	—	211,654	431,786
Common stock dividends paid	—	—	—	—	—	(2,371,760)	—	—	(2,371,760)
Other comprehensive income	—	—	—	—	—	—	1,500,735	—	1,500,735

Balance, December 31, 2019	—	$—	7,650,772	$38,253,860	$64,591,912	$23,918,515	$264,618	$(391,607)	$126,637,298

See Notes to Consolidated Financial Statements.

SOUTHERN STATES BANCSHARES, INC.

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
OPERATING ACTIVITIES
Net income	$5,601,650	$7,712,508
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and software amortization	1,135,376	1,080,506
Net (gain) loss on sale of securities available for sale	(14,434)	21,906
Net amortization of securities	506,747	508,072
Accretion of other borrowings purchase adjustment	—	(9,684)
Amortization of core deposit intangible	157,659	127,791
Provision for loan losses	5,700,000	2,196,000
Deferred income taxes	(206,261)	(946,592)
Gain on sale of foreclosed assets	(61,733)	(112,676)
Write-down of foreclosed assets	13,764	60,000
Stock-based compensation	431,786	238,158
Net (increase) decrease in loans held for sale	(2,344,917)	618,497
Income from bank owned life insurance	(470,350)	(313,611)
(Increase) decrease in interest receivable	744,855	(588,778)
Increase in interest payable	79,446	180,028
Net other operating activities	(253,031)	1,361,916

Net cash provided by operating activities	11,020,557	12,134,041

INVESTING ACTIVITIES
Purchase of securities available for sale	(23,498,731)	(3,090,627)
Proceeds from sale of securities available for sale	95,099,561	987,153
Proceeds from maturities, calls, and paydowns of securities available for sale	5,378,022	2,273,348
Net redemption of restricted equity securities	96,800	286,600
Purchase of annuity contracts	(2,499,657)	—
Purchase of bank owned life insurance contracts	(4,250,000)	(200,000)
Net increase in loans	(27,793,717)	(138,476,340)
Proceeds from sale of foreclosed assets	198,559	910,429
Cash paid in acquisition	(4,951,108)	—
Purchase of premises, equipment and software	(1,394,097)	(294,000)

Net cash provided by (used in) investing activities	36,385,632	(137,603,437)

FINANCING ACTIVITIES
Net increase (decrease) in deposits	(16,711,175)	154,185,311
Proceeds from issuance of common stock	—	70,027
Net proceeds of other borrowings	7,984,091	7,500,000
Repayment of other borrowings	(7,500,000)	(16,509,684)
Common stock dividends paid	(2,371,760)	(1,876,743)

Net cash provided by (used in) financing activities	(18,598,844)	143,368,911

Net increase in cash and cash equivalents	28,807,345	17,899,515
Cash and cash equivalents at beginning of year	86,427,674	68,528,159

Cash and cash equivalents at end of year	$115,235,019	$86,427,674

SUPPLEMENTAL DISCLOSURE
Cash paid during the year for:
Interest	$12,026,927	$7,348,016
Income Taxes	$3,193,687	$3,033,449
NONCASH TRANSACTIONS
Transfers of loans to foreclosed assets	$6,624,556	$930,180

See Notes to Consolidated Financial Statements.

SOUTHERN STATES BANCSHARES, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Southern States Bancshares, Inc. (the “Company”) is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Southern States Bank (the “Bank”). The Bank is a commercial bank headquartered in Anniston, Calhoun County, Alabama. The Bank also operates branch offices in Birmingham, Opelika, Auburn, Huntsville, Sylacauga, Wedowee, Ranburne, Roanoke, Heflin, Alabama as well as Columbus, Carrollton, Dallas, and Newnan, Georgia. The Bank also has a loan production office located in Atlanta, Georgia. The Bank provides a full range of banking services in its primary market areas and the surrounding areas.

On September 13, 2019, the Company completed the acquisition of Wedowee, Alabama based East Alabama Financial Group, Inc, the holding company for Small Town Bank (STB) for $ 50 million in cash and stock (the “merger”). Upon closing of the transaction, Small Town Bank merged into Southern States Bank. See Note 2 for additional discussion.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of other real estate owned, financial instruments, deferred taxes, and other-than-temporary impairment of securities. In connection with the determination of the estimated losses on loans and the valuation of other real estate owned, management obtains independent appraisals for significant collateral.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions.

The Company’s loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Company has a diversified loan portfolio, a substantial portion of its borrowers’ ability to honor their contracts is dependent on local economic conditions.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions.

In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

The Company has evaluated all transactions, events, and circumstances for consideration or disclosure through March 16, 2020, the date these financial statements were available to be issued, and has reflected or disclosed those items within the consolidated financial statements and related footnotes as deemed appropriate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash, Cash Equivalents and Cash Flows

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, cash items in process of collection, amounts due from banks, interest-bearing deposits in banks and federal funds sold. Cash flows from loans held for sale, loans, restricted equity securities, and deposits are reported net.

The Company maintains amounts due from banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

The Bank is required to maintain reserve balances in cash or on deposit with a correspondent bank for the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $0 and $3,088,000 at December 31, 2019 and 2018, respectively.

Securities

All securities are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss). Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

The Company evaluates investment securities for other-than-temporary impairment (OTTI) using relevant accounting guidance on a regular basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer including an evaluation of credit ratings, (3) the impact of changes in market interest rates, (4) the intent of the Company to sell a security, and (5) whether it is more likely than not the Company will have to sell the security before recovery of its cost basis. If the Company intends to sell an impaired security, or if it is more likely than not the Company will have to sell the security before recovery of its cost basis, the Company records an other-than-temporary loss in an amount equal to the entire difference between fair value and amortized cost. Otherwise, only the credit portion of the estimated loss is recognized in earnings, with the other portion of the loss is recognized in other comprehensive income (loss).

Restricted Equity Securities

Restricted equity securities are investments that are restricted in marketability. The Company, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB based upon its assets or outstanding advances. The Company has also purchased stock in First National Banker’s Bankshares, Inc. (FNBB), and Pacific Coast Banker’s Bank (PCBB), both correspondent banks.

Loans Held For Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value (LOCOM). For loans carried at LOCOM, gains and losses on loan sales (sales proceeds minus carrying value) are recorded in noninterest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon sale of the loan. The estimated fair value of loans held for sale is based on independent third party quoted prices.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances less deferred fees and costs on originated loans and the allowance for loan losses. Interest income is accrued on the outstanding principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield over the life of the loan, using the straight line method without anticipating prepayments.

The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due, or at the time the loan is 90 days past due, unless the loan is well-secured and in the process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal and interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income or charged to the allowance; unless management believes that the accrual of interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is recognized on the cash basis, until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and the loan has been performing according to the contractual terms generally for a period of not less than six months.

Certain Purchased Loans

Purchased loans are recorded at their fair value at the acquisition date. Credit discounts are included in the determination of fair value; therefore, an allowance for loan losses is not recorded at the acquisition date. Acquired loans are evaluated upon acquisition and classified as either purchased impaired or purchased non-impaired. Purchased impaired loans reflect credit deterioration since origination such that it is probable at acquisition that the Company will be unable to collect all contractually required payments. The purchased impaired loans acquired are subject to the Company’s internal and external credit review and monitoring. If credit deterioration is experienced subsequent to the initial acquisition fair value amount, such deterioration will be measured, and a provision for credit losses will be charged to earnings.

Such purchased loans are accounted for individually. The Company estimates the amount and timing of expected cash flows for each purchased loan, and the expected cash flows in excess of the amount paid is recorded as interest income over the remaining life of the loan or pool (accretable yield). The excess of the loan’s contractual principal and interest over expected cash flows is not recorded (nonaccretable difference). Over the life of the loan, expected cash flows will continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a loss is recorded. If the present value of expected cash flows is greater than the carrying amount, it is recognized as part of future interest income. Purchased impaired loans at the time of acquisition are accounted for under ASC 310-30.

Purchased non-impaired loans are accounted for under ASC 310-20, with the difference between the fair value and unpaid principal balance of the loan at the acquisition date amortized or accreted to interest income over the estimated life of the loans.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Confirmed losses are charged off immediately. Subsequent recoveries, if any, are credited to the allowance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses  (Continued)

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect the borrower’s ability to pay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows, collateral value, or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Loans, for which the terms have been modified at the borrower’s request, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest when due. Loans that experience insignificant payment delays and payment shortfalls are not generally classified as impaired. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.

The Company’s allowance is allocated among commercial real estate loans, real estate construction and development loans, residential real estate loans, commercial and industrial loans, and consumer loans. The general allocations to these loan pools are based on the historical loss rates for specific loan types and the internal risk grade, if applicable, adjusted for both internal and external qualitative risk factors. The qualitative factors considered by management include, among other factors, (1) changes in local and national economic conditions; (2) changes in asset quality and foreclosure rates; (3) changes in loan portfolio volume; (4) the composition and concentrations of credit; (5) the impact of competition on loan structuring and pricing; (6) the experience and ability of lending personnel and management; (7) effectiveness of the Company’s loan policies, procedures and internal controls; (8) current conditions in the real estate and construction markets; (9) the effect of entrance into new markets or the offering of a new product; (10) the loan review system and oversight of the Board of Directors. The total allowance established for each homogeneous loan pool represents the product of the historical loss ratio and the total dollar amount of the loans in the pool.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Troubled Debt Restructurings

A loan is considered a troubled debt restructuring (TDR) based on individual facts and circumstances. The Company designates loan modifications as TDRs when for economic or legal reasons related to the borrower’s financial difficulties, it grants a concession to the borrower that it would not otherwise consider. These concessions may include rate reductions, principal forgiveness, extension of maturity date and other actions intended to minimize potential losses.

In determining whether a borrower is experiencing financial difficulties, the Company considers if the borrower is in payment default or would be in payment default in the foreseeable future without the modification, the borrower declared or is in the process of declaring bankruptcy, the borrower’s projected cash flows will not be sufficient to service any of its debt, or the borrower cannot obtain funds from sources other than the Company at a market rate for debt with similar risk characteristics.

In determining whether the Company has granted a concession, the Company assesses, if it does not expect to collect all amounts due, whether the current value of the collateral will satisfy the amounts owed, whether additional collateral or guarantees from the borrower will serve as adequate compensation for other terms of the restructuring, and whether the borrower otherwise has access to funds at a market rate for debt with similar risk characteristics.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets or the expected terms of the leases, if shorter. Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are reflected in income.

Years
Buildings	10-39
Furniture and equipment	3-7

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated selling costs. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Costs of improvements are capitalized, whereas costs related to holding foreclosed assets and subsequent write-downs to the value are expensed. Any gains and losses realized at the time of disposal are reflected in income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

Goodwill represents the excess of the amount paid over the fair value of the net assets at the date of acquisition. Goodwill is subject to an annual evaluation of impairment. If desired, the Company can assess qualitative factors to determine if comparing the carrying value of the reporting unit to its fair value is necessary. Should the fair value be less than the carrying value, an impairment write-down would be taken. Based on its assessment of qualitative factors, the Company determined that no impairment exists at December 31, 2019. Therefore, no calculation of the fair value of the reporting unit was performed.

Core Deposit Intangible

A core deposit intangible is initially recognized based on a valuation, of acquired deposits, performed as of the acquisition date. The acquisition of Small Town Bank resulted in the core deposit intangible increasing by $1,851,000. The core deposit intangible is amortized over the average remaining life of the acquired customer deposits, or approximately 7 years. The intangible asset was evaluated for impairment as of December 31, 2019 and based on that evaluation there was no impairment.

The following table provides a summary of the Company’s core deposit intangible asset:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
December 31, 2019
Core deposit intangible	$2,745,636	$(718,292)	$2,027,344
December 31, 2018
Core deposit intangible	$894,536	$(560,533)	$334,003

Amortization expense related to core deposit intangibles was $157,659 and $127,791 for the years ended December 31, 2019 and 2018. The estimated amortization expense related to core deposit intangible assets for future periods is summarized as follows:

2020	$263,671
2021	263,671
2022	250,576
2023	185,100
2024	185,100
Thereafter	879,226

Total	$2,027,344

Income Taxes

Income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes  (Continued)

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. Deferred tax assets may be reduced by deferred tax liabilities and a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized. Management believes that the Company will generate sufficient operating earnings to realize the deferred tax benefits.

Earnings Per Share

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share reflect additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options.

	Years Ended December 31,
	2019	2018
Basic Earnings Per Share:
Net income	$5,601,650	$7,712,508

Weighted average common shares outstanding	6,840,411	6,473,652

Basic earnings per share	$0.82	$1.19

Diluted Earnings Per Share:
Net income allocated to common shareholders	$5,578,069	$7,683,406

Weighted average common shares outstanding	6,840,411	6,473,652
Net dilutive effect of:
Assumed exercises of stock options	61,210	41,521

Average shares and dilutive potential common shares	$6,901,621	$6,515,173

Diluted earnings per share	$0.81	$1.18

Stock Compensation Plans

Stock compensation accounting guidance requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options and warrants, restricted stock plans, performance-based awards, share appreciation rights, and employee share purchase plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation Plans  (Continued)

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees’ service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black-Scholes model is used to estimate the fair value of stock options, while the estimated market price of the Company’s common stock at the date of grant is used for restricted stock awards and stock grants.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Fair Value of Financial Instruments

Fair values of financial instruments are estimates using relevant market information and other assumptions, as more fully disclosed in Note 15. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

Accounting Standards Adopted

On January 1, 2018, the Company adopted ASC 606 and all subsequent amendments (collectively “ASC 606”) which (1) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (2) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets, such as other real estate owned (“OREO”). The majority of the Company’s revenues come from interest income and other sources, including loans and securities that are outside the scope of ASC 606. With the exception of gains/losses on the sale of OREO, the Company’s services that fall within the scope of ASC 606 are presented within noninterest income and are recognized as revenue as the Company satisfies its obligations to the customer. Services within the scope of ASC 606 reported in noninterest income include service charges on deposit accounts, bank card services and interchange fees, and ATM fees. The net of gains and losses on the sale of OREO are recorded in noninterest expense in the Company’s consolidated statements of income. The adoption of ASC 606 did not change the timing or amount of revenue recognized for in-scope revenue streams. Accordingly, no cumulative effect adjustment was recorded under the modified retrospective transition method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.	ACQUISITION ACTIVITY

The merger was accounted for under the purchase method of accounting, resulting in goodwill of $10,821,373. Management performs an annual impairment test on goodwill and no impairment was recorded for the year ended December 31, 2019.

The acquired assets and assumed liabilities as of September 13, 2019, as well as the adjustments to record the assets and liabilities at fair value, are presented in the following table:

	Book Value	Fair Value and Other Adjustments			As Recorded by the Company
Cash and cash equivalents	$19,050,961	$—			$19,050,961
Securities available for sale	84,850,199	(1,593,676)	(a	)	83,256,523
Restricted equity securities	737,400	—			737,400
Loans	118,356,308	(1,562,719)	(b	)	116,793,589
Less allowance for loan losses	(1,488,875)	1,488,875	(c	)	—
Core deposit intangible	—	1,851,000	(d	)	1,851,000
Goodwill	2,612,171	(2,612,171)	(e	)	—
Bank owned life insurance	5,142,875	—			5,142,875
Premises, equipment and software, net	2,709,589	847,906	(f	)	3,557,495
Other assets	1,233,954	—			1,233,954

Total assets acquired	$233,204,582	$(1,580,785)			$231,623,797

Deposits	$191,428,899	$—			$191,428,899
Other liabilities	1,773,538	(759,083)	(g	)	1,014,455

Total liabilities assumed	$193,202,437	$(759,083)			$192,443,354

Net assets acquired					$39,180,443

Cash					$24,002,069
Stock					25,999,747

Total Consideration paid					$50,001,816

Goodwill					$10,821,373

Explanation of fair value adjustments:

(a)	Adjustment reflects the fair value adjustments based on the Company’s evaluation of the acquired securities portfolio.
(b)	Adjustment reflects the fair value adjustments based on the Company’s evaluation of the acquired loan portfolio.
(c)	Adjustment reflects the elimination of STB’s allowance for loan losses.
(d)	Adjustment reflects the recording of core deposit intangible on the acquired core deposit accounts.
(e)	Adjustment reflects the elimination of STB’s goodwill.
(f)	Adjustment reflects the fair value adjustments based on the Company’s evaluation of the acquired premises.
(g)

Adjustment reflects the deferred taxes on the difference in the carrying values of acquired assets and assumed liabilities for financial reporting purposes and their basis for federal income tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.	SECURITIES

The amortized cost and fair value of securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale
December 31, 2019:
U.S. Government sponsored enterprises (GSEs)	$7,257,884	$9,594	$(102,385)	$7,165,093
State and municipal securities	29,239,227	524,911	(105,336)	29,658,802
Corporate debt securities	2,547,049	85,497	—	2,632,546
Mortgage-backed GSE residential	20,544,831	31,174	(85,863)	20,490,142

Total securities available for sale	$59,588,991	$651,176	$(293,584)	$59,946,583

December 31, 2018:
U.S. Government sponsored enterprises (GSEs)	$10,685,685	$5,672	$(318,801)	$10,372,556
State and municipal securities	25,875,969	257	(809,215)	25,067,011
Corporate debt securities	2,558,120	20,264	(20,553)	2,557,831
Mortgage-backed GSE residential	14,683,858	20	(548,072)	14,135,806

Total securities available for sale	$53,803,632	$26,213	$(1,696,641)	$52,133,204

Securities with a carrying value of approximately $25,359,000 and $20,911,000 at December 31, 2019 and 2018, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

The amortized cost and fair value of securities available for sale as of December 31, 2019 by contractual maturity are shown below. Actual maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid with or without penalty. Therefore, these securities are not included by maturity in the following summary:

	Securities Available for Sale
	Amortized Cost	Fair Value
Due from one year to five years	$547,053	$562,486
Due after five to ten years	10,975,690	11,068,989
Due after ten years	27,521,417	27,824,966
Mortgage-backed securities	20,544,831	20,490,142

	$59,588,991	$59,946,583

Gains and losses on sales of securities available for sale consist of the following:

	Years Ended December 31,
	2019	2018
Gross gains	$78,522	$—
Gross losses	(64,088)	(21,906)

Net realized gain (loss)	$14,434	$(21,906)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.	SECURITIES (Continued)

Restricted equity securities consist of the following:

	December 31,
	2019	2018
Federal Home Loan Bank stock	$1,096,700	$981,100
First National Banker’s Bankshares, Inc. stock	675,150	150,150
Pacific Coast Banker’s Bank stock	250,000	250,000

	$2,021,850	$1,381,250

Temporarily Impaired Securities

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2019 and 2018.

	Less Than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Total Unrealized Losses
December 31, 2019
U.S. Government sponsored enterprises (GSEs)	$(45,249)	$3,890,445	$(57,136)	$2,401,429	$(102,385)
State and municipal securities	(90,107)	5,966,720	(15,229)	1,090,166	(105,336)
Mortgage-backed GSE residential	(57,619)	11,953,715	(28,244)	2,235,381	(85,863)

Total securities	$(192,975)	$21,810,880	$(100,609)	$5,726,976	$(293,584)

	Less Than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Total Unrealized Losses
December 31, 2018
U.S. Government sponsored enterprises (GSEs)	$—	$—	$(318,801)	$9,862,028	$(318,801)
State and municipal securities	(43,850)	3,685,333	(765,365)	21,370,946	(809,215)
Corporate debt securities	—	—	(20,553)	537,567	(20,553)
Mortgage-backed GSE residential	—	—	(548,072)	12,101,919	(548,072)

Total securities	$(43,850)	$3,685,333	$(1,652,791)	$43,872,460	$(1,696,641)

The unrealized losses on thirty-four securities were caused by interest rate changes. Because the Company does not intend to sell the securities and it is not more likely than not that the Company will be required to sell the securities before recovery of the amortized cost bases, at maturity, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.	SECURITIES (Continued)

Other-Than-Temporary Impairment

The Company routinely conducts periodic reviews to identify and evaluate each investment security to determine whether an other-than-temporary impairment has occurred. Factors included in the evaluation process may include geographic concentrations, credit ratings, and other performance indicators of the underlying asset. As of December 31, 2019 and 2018, no securities within the Company’s investment securities portfolio was considered other-than-temporarily impaired.

NOTE 4.	LOANS

Portfolio Segments and Classes

The composition of loans, excluding loans held for sale, is summarized as follows:

	December 31,
	2019	2018
Real estate mortgages:
Construction and development	$93,011,276	$77,196,987
Residential	152,311,630	125,025,807
Commercial	441,946,438	363,535,616
Commercial and industrial	139,765,039	132,060,517
Consumer and other	11,954,224	7,480,284

	838,988,607	705,299,211
Deferred loan fees	(1,548,039)	(1,552,953)
Allowance for loan losses	(9,264,797)	(7,833,236)

Loans, net	$828,175,771	$695,913,022

For purposes of the disclosures required pursuant to ASC 310, the loan portfolio was disaggregated into segments and then further disaggregated into classes for certain disclosures. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. There are three loan portfolio segments that include real estate, commercial, and consumer and other. A class is generally determined based on the initial measurement attribute, risk characteristic of the loan, and an entity’s method for monitoring and assessing credit risk. Commercial and industrial is a separate commercial loan class. Classes within the real estate portfolio segment include construction and development, residential mortgages, and commercial mortgages. Consumer loans and other are a class in itself.

The following describe risk characteristics relevant to each of the portfolio segments and classes:

Real estate - As discussed below, the Company offers various types of real estate loan products. All loans within this portfolio segment are particularly sensitive to the valuation of real estate:

•

Loans for real estate construction and development are repaid through cash flow related to the operations, sale or refinance of the underlying property. This portfolio class includes extensions of credit to real estate developers or investors where repayment is dependent on the sale of the real estate or income generated from the real estate collateral.

•

Residential mortgages include 1-4 family first mortgage loans which are repaid by various means such as a borrower’s income, sale of the property, or rental income derived from the property. Also included in residential mortgages are second liens, or open end real estate loans, such as home equity lines. These loans are typically repaid in the same means as 1-4 family first mortgages.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4.	LOANS (Continued)

Portfolio Segments and Classes  (Continued)

•

Commercial real estate mortgage loans include both owner-occupied commercial real estate loans and other commercial real estate loans such as commercial loans secured by income producing properties. Owner-occupied commercial real estate loans made to operating businesses are long-term financing of land and buildings and are repaid by cash flows generated from business operations. Real estate loans for income-producing properties such as apartment buildings, hotels, office and industrial buildings, and retail shopping centers are repaid by cash flows from rent income derived from the properties.

Commercial and industrial - The commercial loan portfolio segment includes commercial and industrial loans. These loans include those loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases, leases, or expansion projects. Loans are repaid by business cash flows. Collection risk in this portfolio is driven by the creditworthiness of the underlying borrower, particularly cash flows from the borrowers’ business operations.

Consumer and other - The consumer loan portfolio segment includes direct consumer installment loans, overdrafts and other revolving credit loans. Loans in this portfolio are sensitive to unemployment and other key consumer economic measures which affects borrowers’ incomes and cash for repayment.

Credit Risk Management

The Chief Credit Officer, Officers Loan Committee and Directors Loan Committee are each involved in the credit risk management process and assess the accuracy of risk ratings, the quality of the portfolio and the estimation of inherent credit losses in the loan portfolio. This comprehensive process also assists in the prompt identification of problem credits. The Company has taken a number of measures to manage the portfolios and reduce risk, particularly in the more problematic portfolios.

The Company employs a credit risk management process with defined policies, accountability and routine reporting to manage credit risk in the loan portfolio segments. Credit risk management is guided by a comprehensive Loan Policy that provides for a consistent and prudent approach to underwriting and approvals of credits. Within the Board approved Loan Policy, procedures exist that elevate the approval requirements as credits become larger and more complex. All loans are individually underwritten, risk-rated, approved, and monitored.

Responsibility and accountability for adherence to underwriting policies and accurate risk ratings lies in each portfolio segment. For the consumer portfolio segment, the risk management process focuses on managing customers who become delinquent in their payments. For the commercial and real estate portfolio segments, the risk management process focuses on underwriting new business and, on an ongoing basis, monitoring the credit of the portfolios. To ensure problem credits are identified on a timely basis, several specific portfolio reviews occur each year to assess the larger adversely rated credits for proper risk rating and accrual status.

Credit quality and trends in the loan portfolio segments are measured and monitored regularly. Detailed reports, by product, collateral, accrual status, etc., are reviewed by the Chief Credit Officer, Officers Loan Committee and Directors Loan Committee.

A description of the general characteristics of the risk categories used by the Company is as follows:

•	Pass - A pass loan is a strong credit with no existing or known potential weaknesses deserving of management’s close attention.

•	Special Mention - A loan that has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4.	LOANS (Continued)

Credit Risk Management  (Continued)

repayment prospects for the loan or in the institution’s credit position at some future date. These loans are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

•

Substandard - Substandard loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

•

Doubtful - Loans classified Doubtful have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions, and values, highly questionable and improbable.

•

Loss - Loans classified Loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be effected in the future.

The following tables summarize the risk category of the Company’s loan portfolio based upon the most recent analysis performed as of December 31, 2019 and 2018:

	Pass	Special Mention	Substandard	Doubtful	Total
December 31, 2019
Real estate mortgages:
Construction and development	$82,250,362	$8,523,170	$2,237,744	$—	$93,011,276
Residential	143,863,676	4,716,766	3,630,852	100,336	152,311,630
Commercial	406,726,524	17,529,626	17,690,288	—	441,946,438
Commercial and industrial	118,287,904	20,368,533	1,108,602	—	139,765,039
Consumer and other	10,422,863	1,531,361	—	—	11,954,224

Total:	$761,551,329	$52,669,456	$24,667,486	$100,336	$838,988,607

December 31, 2018
Real estate mortgages:
Construction and development	$73,825,714	$2,881,644	$489,629	$—	$77,196,987
Residential	114,331,698	9,040,383	1,653,726	—	125,025,807
Commercial	322,867,624	30,514,898	10,153,094	—	363,535,616
Commercial and industrial	125,099,598	6,386,357	574,562	—	132,060,517
Consumer and other	5,946,958	1,532,701	625	—	7,480,284

Total:	$642,071,592	$50,355,983	$12,871,636	$—	$705,299,211

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4.	LOANS (Continued)

Past Due Loans

A loan is considered past due if any required principal and interest payments have not been received as of the date such payments were required to be made under the terms of the loan agreement. Generally, management places a loan on nonaccrual when there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due. The following tables present the aging of the recorded investment in loans and leases as of December 31, 2019 and 2018:

		Past Due Status (Accruing Loans)
	Current	30-59 Days	60-89 Days	90+ Days	Total Past Due	Nonaccrual	Total
December 31, 2019
Real estate mortgages:
Construction and development	$91,055,533	$466,211	$82,249	$—	$548,460	$1,407,283	$93,011,276
Residential	150,710,455	704,320	25,737	—	730,057	871,118	152,311,630
Commercial	429,367,200	1,486,822	—	131,808	1,618,630	10,960,608	441,946,438
Commercial and industrial	137,810,853	1,422,796	100,000	318,784	1,841,580	112,606	139,765,039
Consumer and other	11,730,279	179,871	43,738	336	223,945	—	11,954,224

Total:	$820,674,320	$4,260,020	$251,724	$450,928	$4,962,672	$13,351,615	$838,988,607

December 31, 2018
Real estate mortgages:
Construction and development	$77,074,538	$75,906	$—	$—	$75,906	$46,543	$77,196,987
Residential	123,232,582	1,043,692	532,661	—	1,576,353	216,872	125,025,807
Commercial	356,223,710	3,885,244	—	—	3,885,244	3,426,662	363,535,616
Commercial and industrial	131,347,079	404,031	126,171	—	530,202	183,236	132,060,517
Consumer and other	7,417,723	56,553	5,383	—	61,936	625	7,480,284

Total:	$695,295,632	$5,465,426	$664,215	$—	$6,129,641	$3,873,938	$705,299,211

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4.	LOANS (Continued)

Allowance for Loans Losses

The following tables detail activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2019 and 2018. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

	Real Estate	Commercial	Consumer	Total
December 31, 2019
Allowance for loan losses:
Balance, beginning of year	$5,706,376	$2,016,930	$109,930	$7,833,236
Provision for loan losses	1,972,155	3,454,689	273,157	5,700,000
Loans charged off	(441,727)	(3,627,109)	(267,221)	(4,336,057)
Recoveries of loans previously charged off	17,937	40,125	9,555	67,618

Ending balance	$7,254,741	$1,884,635	$125,421	$9,264,797

Ending balance – individually evaluated for impairment	$203,655	$101,567	$—	$305,222
Ending balance – collectively evaluated for impairment	7,044,381	1,783,068	125,421	8,952,870
Ending balance – loans acquired with deteriorated credit quality	6,705	—	—	6,705

Total ending balance	$7,254,741	$1,884,635	$125,421	$9,264,797

Loans:
Ending balance – individually evaluated for impairment	$16,205,619	$315,323	$—	$16,520,942
Ending balance – collectively evaluated for impairment	668,969,221	139,449,716	11,947,735	820,366,672
Ending balance – loans acquired with deteriorated credit quality	2,094,504	—	6,489	2,100,993

Total ending balance	$687,269,344	$139,765,039	$11,954,224	$838,988,607

December 31, 2018
Allowance for loan losses:
Balance, beginning of year	$4,671,049	$976,267	$106,537	$5,753,853
Provision for loan losses	1,189,215	998,534	8,251	2,196,000
Loans charged off	(248,631)	(71,945)	(4,858)	(325,434)
Recoveries of loans previously charged off	94,743	114,074	—	208,817

Ending balance	$5,706,376	$2,016,930	$109,930	$7,833,236

Ending balance – individually evaluated for impairment	$139,101	$135,786	$—	$274,887
Ending balance – collectively evaluated for impairment	5,498,275	1,881,144	109,930	7,489,349
Ending balance – loans acquired with deteriorated credit quality	69,000	—	—	69,000

Total ending balance	$5,706,376	$2,016,930	$109,930	$7,833,236

Loans:
Ending balance – individually evaluated for impairment	$15,911,328	$135,786	$—	$16,047,114
Ending balance – collectively evaluated for impairment	546,985,838	131,916,235	7,458,931	686,361,004
Ending balance – loans acquired with deteriorated credit quality	2,861,244	8,496	21,353	2,891,093

Total ending balance	$565,758,410	$132,060,517	$7,480,284	$705,299,211

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4.	LOANS (Continued)

Impaired Loans

A loan held for investment is considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due (both principal and interest) according to the terms of the loan agreement. The following tables detail our impaired loans, by portfolio class as of December 31, 2019 and 2018:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2019
With no related allowance recorded:
Real estate mortgages:
Construction and development	$2,011,099	$2,011,099	$—	$2,109,660	$63,038
Residential	1,918,340	1,989,297	—	2,068,250	124,646
Commercial	12,627,623	12,627,623	—	12,694,408	475,156
Commercial and industrial	—	—	—	—	—
Consumer and other	6,489	6,489	—	40,359	872

Total with no related allowance recorded	16,563,551	16,634,508	—	16,912,677	663,712

With an allowance recorded:
Real estate mortgages:
Construction and development	64,806	64,806	3,240	63,955	4,236
Residential	551,927	551,927	102,120	569,192	20,253
Commercial	1,126,328	1,126,328	105,000	1,171,487	55,950
Commercial and industrial	315,323	315,323	101,567	346,117	19,849
Consumer and other	—	—	—	—	—

Total with an allowance recorded	2,058,384	2,058,384	311,927	2,150,751	100,288

Total impaired loans:	$18,621,935	$18,692,892	$311,927	$19,357,816	$764,000

December 31, 2018
With no related allowance recorded:
Real estate mortgages:
Construction and development	$2,073,326	$2,073,326	$—	$2,048,148	$118,613
Residential	2,121,028	2,191,985	—	2,156,081	110,006
Commercial	12,271,145	12,271,145	—	11,944,688	566,010
Commercial and industrial	8,496	8,496	—	42,310	5,347
Consumer and other	21,353	21,353	—	26,662	1,748

Total with no related allowance recorded	16,495,348	16,566,305	—	16,217,889	801,724

With an allowance recorded:
Real estate mortgages:
Construction and development	—	—	—	—	—
Residential	254,471	254,471	41,000	258,792	10,926
Commercial	2,052,602	2,052,602	167,101	2,095,435	115,830
Commercial and industrial	135,786	135,786	135,786	142,461	6,595
Consumer and other	—	—	—	—	—

Total with an allowance recorded	2,442,859	2,442,859	343,887	2,496,688	133,351

Total impaired loans:	$18,938,207	$19,009,164	$343,887	$18,714,577	$935,075

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4.	LOANS (Continued)

Purchased Impaired Loans

The Company elected to account for impaired loans acquired in acquisitions under ASC 310-30. ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality, applies to a loan with evidence of deterioration of credit quality since origination, acquired by completion of a transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. ASC 310 prohibits carrying over or creating an allowance for loan losses upon initial recognition for loans which fall under the scope of this statement.

The outstanding balance of acquired Columbus Community Bank (2015) loans with deteriorated credit quality at the time of acquisition was $2,562,311, with the fair value of these loans totaling $2,174,153. The variation between the outstanding balance and the fair value of acquired loans with deteriorated credit quality was due to a non-accretable fair market value adjustment of $388,158. As of December 31, 2019, and 2018, the outstanding balance of these loans was $730,459 and $1,186,958. There were no non-accretable differences as of December 31, 2019 and 2018.

The outstanding balance of acquired Alabama Trust Bank, N.A. (2012) loans with deteriorated credit quality at the time of acquisition was $5,466,490, with the fair value of these loans totaling $4,219,037. The variation between the outstanding balance and the fair value of acquired loans with deteriorated credit quality was due to a non-accretable fair market value adjustment of $1,247,484. As of December 31, 2019, and 2018, the outstanding balance of these loans was $1,370,533 and $1,704,135. There were no non-accretable differences as of December 31, 2019 and 2018.

The Company did not identify any loans with deteriorated credit quality at the time of acquisition of Small Town Bank.

Accretable Yield

Changes in the accretable yield, or income expected to be collected, on the purchased non-impaired loans for the years ended December 31, 2019 and 2018 were as follows:

	Years Ended December 31,
	2019	2018
Balance, beginning of year	$517,081	$777,488
Additions	1,562,719	—
Accretion	(752,596)	(260,407)

Balance, end of year	$1,327,204	$517,081

Disposals of loans with accretable yield for the years ending December 31, 2019 and 2018 were not significant.

Troubled Debt Restructurings

As of December 31, 2019, and 2018, impaired loans included $3,025,308 and $1,830,277, respectively, in loans that were classified as Troubled Debt Restructurings (TDRs). The restructuring of a loan is considered a TDR if both (i) the borrower is experiencing financial difficulties and (ii) the Company has granted a concession.

In assessing whether a borrower is experiencing financial difficulties, the Company considers information currently available regarding the financial condition of the borrower. This information includes, but is not limited to, whether (i) the borrower is currently in payment default on any of its debt; (ii) a payment default is probable in the foreseeable future without the modification; (iii) the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4.	LOANS (Continued)

Troubled Debt Restructurings  (Continued)

borrower has declared or is in the process of declaring bankruptcy and (iv) the borrower’s projected cash flow is sufficient to satisfy contractual payments due under the original terms of the loan without a modification.

The Company considers all aspects of the modification to loan terms to determine whether or not a concession has been granted to the borrower. Key factors considered by the Company include the borrower’s ability to access funds at a market rate for debt with similar risk characteristics, the significance of the modification relative to unpaid principal balance or collateral value of the debt, and the significance of a delay in the timing of payments relative to the original contractual terms of the loan. The most common concessions granted by the Company generally include one or more modifications to the terms of the debt, such as (i) a reduction in the interest rate for the remaining life of the debt, (ii) an extension of the maturity date at an interest rate lower than the current market rate for new debt with similar risk, (iii) a temporary period of interest-only payments, and (iv) a reduction in the contractual payment amount for either a short period or remaining term of the loan.

As of December 31, 2019, and 2018, the Company had $2,711,927 and $1,640,972, respectively, in loans considered restructured that are not on nonaccrual status. Of the nonaccrual loans at December 31, 2019 and 2018, $313,381 and $189,305, respectively, met the criteria for a TDR. A loan is placed back on accrual status when both principal and interest are current, and it is probable that the Company will be able to collect all amounts due (both principal and interest) according to the terms of the loan agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4.	LOANS (Continued)

Troubled Debt Restructurings  (Continued)

Recorded investment prior to modification reflects the Company’s recorded investment immediately before the modification. Recorded investment after modification represents the Company’s recorded investment at the end of the year. The following table summarizes the loans that were modified as a TDR during the years ended December 31, 2019 and 2018.

	Troubled-Debt Restructurings
	Number of Loans	Recorded Investment Prior to Modification	Recorded Investment After Modification	Impact on the Allowance for Loan Losses
December 31, 2019
Real estate mortgages:
Construction and development	—	$—	$—	$—
Residential	—	—	—	—
Commercial	1	287,755	286,197	48,697
Commercial and industrial	1	12,837	11,619	—
Consumer and other	—	—	—	—

Total	2	$300,592	$297,816	$48,697

December 31, 2018
Real estate mortgages:
Construction and development	—	$—	$—	$—
Residential	1	116,538	111,709	25,000
Commercial	1	173,006	173,006	—
Commercial and industrial	1	143,786	135,786	135,786
Consumer and other	—	—	—	—

Total	3	$433,330	$420,501	$160,786

The Company considers a loan to have defaulted when it becomes 90 or more days delinquent under the modified terms, has been transferred to nonaccrual status subsequent to the modification or has been transferred to foreclosed assets. As of December 31, 2019, one commercial and industrial loan in the amount of $11,619 modified in a TDR over the last twelve months, subsequently defaulted. As of December 31, 2018, one commercial and industrial loan in the amount of $135,786 modified in a TDR over the last twelve months, subsequently defaulted.

Related Party Transactions

In the ordinary course of business, the Company has granted loans to certain related parties, including directors, executive officers, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the years ended December 31, 2019 and 2018 are as follows:

	Years Ended December 31,
	2019	2018
Balance, beginning of year	$7,416,745	$7,953,176
Advances	4,247,280	1,765,609
Repayments	(4,855,467)	(2,302,040)

Balance, end of year	$6,808,558	$7,416,745

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5.	FORECLOSED ASSETS

A summary of foreclosed assets is presented as follows:

	December 31,
	2019	2018
Balance, beginning of year	$571,601	$499,174
Acquired through settlement of loans	6,624,556	946,580
Sales proceeds	(198,559)	(926,829)
Write-downs	(13,764)	(60,000)
Rent payments	(3,201)	—
Net gain recovered to allowance	—	85,557
Net gain on sales of foreclosed assets	61,733	27,119

Balance, end of year	$7,042,366	$571,601

Net expenses (income) related to foreclosed assets include the following:

	Years Ended December 31,
	2019	2018
Net gain on sales of foreclosed assets	$(61,733)	$(23,426)
Write-downs	13,764	60,000
Operating expenses (income), net of rental income	316,793	(2,922)

	$268,824	$33,652

The carrying amount of other real estate owned categorized as residential real estate at December 31, 2019 and 2018 was $705,326 and $415,266, respectively.

NOTE 6.	PREMISES AND EQUIPMENT

Premises and equipment is summarized as follows:

	December 31,
	2019	2018

Land and land improvements	$4,419,009	$3,792,509
Building	18,733,186	15,938,553
Furniture and equipment	7,219,089	5,688,541

	30,371,284	25,419,603
Accumulated depreciation	(10,245,259)	(9,109,793)

	$20,126,025	$16,309,810

Leases

The Company leases certain office facilities under long-term operating lease agreements. The leases expire at various dates through 2021 and some include renewal options. Many of these leases require the payment of property taxes, insurance premiums, maintenance, utilities and other costs. In many cases, rentals are subject to increase in relation to a cost-of-living index. The Company accounts for lease and non-lease components together as a single lease component. The Company determines if an arrangement is a lease at inception. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6.	PREMISES AND EQUIPMENT (Continued)

Leases  (Continued)

Future minimum lease payments on the leases described above, excluding any renewal options, are summarized as follows:

2020	$309,271
2021	191,694

$500,965

Rental expense included in the consolidated statements of income for the years ended December 31, 2019 and 2018 is $489,915 and $538,038, respectively.

NOTE 7.	DEPOSITS

Major classifications of deposits are as follows:

	December 31,
	2019	2018
Noninterest-bearing transaction	$188,270,242	$117,412,808
Interest-bearing transaction	372,751,310	311,867,027
Savings	31,361,447	8,580,766
Time deposits, $250,000 and under	311,888,367	298,651,982
Time deposits, over $250,000	46,242,208	39,272,305

	$950,513,574	$775,784,888

Brokered deposits totaled approximately $35,172,000 and $92,417,000 at December 31, 2019 and 2018. The scheduled maturities of time deposits at December 31, 2019 are as follows:

2020	$320,732,891
2021	21,293,678
2022	5,414,741
2023	3,153,873
2024	7,292,674
Thereafter	242,718

$358,130,575

At December 31, 2019 and 2018, overdrawn transaction accounts reclassified to loans totaled $195,490 and $66,651, respectively.

Deposits from related parties held by the Company at December 31, 2019 and 2018 totaled $13,333,316 and $7,523,170, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.	BORROWINGS

Note payable and subordinated notes consist of the following:

	December 31,
	2019	2018
Short-term variable $25 million line of credit with interest due quarterly at 90-Day LIBOR + 2.25%, maturity August 2020	$7,984,091	$—
Short-term fixed rate Federal Home Loan Bank advances with interest and principal payments due at various maturity dates through 2019 and interest rates ranging from 2.29% to 2.47%.	—	7,500,000
Subordinated notes with interest due semi-annually beginning January 1, 2017 at a fixed rate of 6.625% through July 2021, then quarterly interest due based on LIBOR + 5.412% through maturity on July 1, 2026.	4,477,687	4,461,938

	$12,461,778	11,961,938

Contractual maturities of other borrowings as of December 31, 2019 are as follows:

2020	$7,984,091
Thereafter	4,477,687

$12,461,778

The short-term variable $ 25 million line of credit from First Horizon Bank is collateralized by 100% of the capital stock of the Bank.

Advances from the Federal Home Loan Bank of Atlanta are secured by a blanket floating lien on qualifying commercial mortgages of approximately $45,243,000, residential mortgages of approximately $24,380,000, and on qualifying home equity lines of credit of approximately $3,929,000. At December 31, 2019 the Company had no outstanding advances and approximately $71,553,000 was available for borrowing on lines with the FHLB.

At December 31, 2019, the Company has accommodations which allow the purchase of federal funds from several correspondent banks on an overnight basis at prevailing overnight market rates. These accommodations are subject to various restrictions as to their term and availability, and in most cases, must be repaid in less than a month. At December 31, 2019 and 2018, the Company had $0 outstanding under these arrangements. The Company may borrow up to $35,700,000 under these arrangements as of December 31, 2019.

Subordinated Notes

On June 23, 2016, the Company issued $4,500,000 of Fixed-to-Floating Rate Subordinated Notes due July 2026 (the “Notes”). The Notes will initially bear interest at 6.625% per annum, payable semi-annually in arrears on January 1 and July 1 of each year, commencing on January 1, 2017 until July 1, 2021. Thereafter and to, but excluding, the maturity date or earlier redemption, interest shall be payable quarterly in arrears, at an annual floating rate equal to three-month LIBOR as determined for the applicable quarterly period, plus 5.412%. The Company may, at its option, beginning on July 1, 2021 and on any scheduled interest payment date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption. Issuance costs related to the Notes totaled $78,750 and have been netted against the subordinated notes liability on the balance sheet. At December 31, 2019 and 2018, the remaining balance of the debt issuance cost was $22,313 and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.	BORROWINGS (Continued)

Subordinated Notes  (Continued)

$38,063, respectively. The debt issuance costs are being amortized using the straight line method over sixty months and are recorded as a component of interest expense.

NOTE 9.	EMPLOYEE AND DIRECTOR BENEFITS

Incentive Stock Option Plan

The Company adopted an Incentive Stock Compensation Plan during 2007 which grants directors, key employees and others options to purchase shares of common stock of the Company. Options may be granted as incentive stock options or nonqualified stock options depending on the eligibility of the recipient. Option prices and terms are determined by a committee appointed by the Board of Directors. The plan provides for a total of 450,000 options to purchase common shares of the Company. During 2016, the Board of Directors of the Company approved to increase the total number of options available to the Plan from 450,000 to 675,000. In December 2017, the Board of Directors of the Company approved to further increase the total number of options available to the Plan from 675,000 to 975,000. As of December 31, 2019, there are 236,022 options under the plan available to be granted.

Other pertinent information related to the options is as follows:

	Number	Weighted- Average Exercise Price
Year Ended December 31, 2019:
Options outstanding, beginning of year	318,000	$12.15
Granted	90,392	17.12
Exercised	—	—
Forfeited	(35,000)	10.00

Options outstanding, end of year	373,392	$13.55

Exercisable, end of year	123,131	$11.65

Weighted-average remaining contractual life		7.64 years
Year Ended December 31, 2018:
Options outstanding, beginning of year	239,000	$10.79
Granted	110,000	14.50
Exercised	(22,000)	10.00
Forfeited	(9,000)	10.00

Options outstanding, end of year	318,000	$12.15

Exercisable, end of year	74,400	$10.51

Weighted-average remaining contractual life		8.07 years

During 2018, there were 15,000 vested stock options exchanged in a cashless exercise, with an aggregate issuance of 4,657 shares of common stock of the Company. The common stock issued was at $14.50 per share.

For the years ended December 31, 2019 and 2018, the Company recognized $220,132 and $170,421, respectively, in stock-based compensation expense related to stock option awards. As of December 31, 2019 and 2018, there is $472,804 and $523,748, respectively, of total unrecognized compensation cost related to nonvested share-based compensation arrangements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9.	EMPLOYEE AND DIRECTOR BENEFITS (Continued)

Incentive Stock Option Plan  (Continued)

granted under the plan. The cost is expected to be recognized over a weighted-average period of 1.74 years.

The fair value of each stock option award is estimated on the date of grant using a Black-Scholes-Merton valuation model that uses the assumptions noted in the following table. Expected volatilities are based on an average of traded community banks. The Company considers historical data and peer group data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is based on the short-cut method and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following weighted-average assumptions were used in the calculations for 2019 and 2018 as follows:

	2019	2018
Dividend yield	2.50%	2.50%
Weighted-average volatility	19.88%	18.74%
Expected life in years	7.00 years	7.0 years
Risk-free interest rate	2.46%	2.66%
Weighted-average grant-date fair value	$2.90	$2.44

Restricted Stock

During 2013 the Company amended the 2007 Incentive Stock Compensation Plan to allow for restricted stock awards. The Company awarded 24,809 shares of restricted stock during 2019 and none in 2018. The restriction is based upon continuous service and the shares will vest equally over three to five years. Nonvested restricted stock consists of the following:

	Restricted Shares	Weighted- Average Market Price At Grant Date
Year Ended December 31, 2019:
Nonvested, at beginning of year	18,224	$10.00
Granted	24,809	19.20
Forfeited	(66)	22.75
Vested	(8,578)	12.26

Nonvested, at end of year	34,389	$13.26

Year Ended December 31, 2018:
Nonvested, at beginning of year	30,256	$10.00
Granted	—	—
Forfeited	(4,424)	10.00
Vested	(7,608)	10.00

Nonvested, at end of year	18,224	$10.00

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9.	EMPLOYEE AND DIRECTOR BENEFITS (Continued)

Restricted Stock  (Continued)

As of December 31, 2019, there was $391,607 of unrecognized compensation cost related to nonvested restricted stock awards. Expense for restricted stock awards of $211,654 and $67,737 was recorded for the years ended December 31, 2019 and 2018, respectively.

Supplemental Executive Retirement Plan

The Company sponsors a supplemental executive retirement plan (SERP) providing for death and retirement benefits for certain executive officers. In connection with the SERP plan, the Company has purchased annuity contracts and bank owned life insurance from various insurance entities. The Company is the annuity owner throughout the term of the contract and as such, the annuity payments are paid directly to the Company. The Company in turn will make the benefit payments to the executives upon retirement over the executives’ life using the funds received from the annuity contracts. The Company will accrue the total obligation under the SERP over the executive’s future service period to the date full eligibility for the benefit is attained. The amounts to be accrued shall result in an accrued amount at the full eligibility date equal to the then present value of all of the future benefits expected to be paid.

The Company has recorded a liability as of December 31, 2019 and 2018, amounting to $2,502,110 and $1,858,580, respectively, for the present value of the future benefits to be paid under the SERP, which is recorded in other liabilities on the consolidated balance sheets. Expense related to the SERP totaled $643,530 and $586,992 for the years ended December 31, 2019 and 2018, respectively.

Bank Owned Life Insurance

Investments in bank-owned life insurance programs are recorded at their respective cash surrender values. The cash surrender value and net interest earned on the related policies amounted to $22,078,498 and $470,350, respective, as of and for the year ended December 31, 2019 and $12,215,274 and $313,611, respectively, as of and for the year ended December 31, 2018.

NOTE 10.	INCOME TAXES

Income tax expense consists of the following:

	Years Ended December 31,
	2019	2018
Current	$2,692,561	$3,242,822
Deferred	(206,261)	(946,592)

Income tax expense	$2,486,300	$2,296,230

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.	INCOME TAXES (Continued)

The Company’s income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences as of December 31, 2019 and 2018 is as follows:

	Years Ended December 31,
	2019	2018
Income tax expense at federal statutory rate	$1,698,470	$2,101,835
State income tax	385,843	358,775
Tax exempt income	(166,082)	(158,980)
Nondeductible merger expenses	575,913	—
Other	(7,844)	(5,400)

Income tax expense	$2,486,300	$2,296,230

The components of deferred income taxes are as follows:

	December 31,
	2019	2018
Deferred income tax assets:
Loan loss reserves	$2,270,473	$1,880,401
Pre-opening and organization expenses	58,171	79,985
Deferred compensation	778,575	485,740
Other real estate owned	686	15,681
Intangible assets created from asset purchase	46,022	43,450
Loans purchased at a premium	346,865	66,987
Restricted stock	5,970	—
Other	27,135	—
Securities available for sale	—	434,312

	3,533,897	3,006,556

Deferred income tax liabilities:
Loans purchased at a discount	241,052	263,769
Depreciation	518,272	90,418
Restricted stock	—	27,348
Intangible assets created from stock purchase	530,336	79,205
Other	—	60,993
Securities available for sale	92,974	—

	1,382,634	521,733

Net deferred income tax asset	$2,151,263	$2,484,823

The Company and its subsidiary are subject to U.S. federal income tax, as well as income tax within the States of Alabama and Georgia. The Company is no longer subject to examination by taxing authorities for years before 2016.

The deferred income tax asset is recorded in “Other assets” on the balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11.	COMMITMENTS AND CONTINGENCIES

Loan Commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets. The majority of all commitments to extend credit and standby letters of credit are variable rate instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. A summary of the Company’s commitments is as follows:

	December 31,
	2019	2018
Commitments to extend credit	$170,955,527	$132,494,691
Standby letters of credit	2,635,653	3,899,161

	$173,591,180	$136,393,852

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies and is required in instances which the Company deems necessary.

The Company has not been required to perform on any standby letters of credit, and the Company has not incurred any losses on financial standby letters of credit for the years ended December 31, 2019 and 2018.

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company’s financial statements.

NOTE 12.	CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, commercial real estate, residential real estate, and consumer loans to customers in Alabama and Georgia. The ability of the majority of the Company’s customers to honor their contractual loan obligations is dependent on the economy in these areas.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12.	CONCENTRATIONS OF CREDIT (Continued)

Eighty-two percent of the Company’s loan portfolio is concentrated in real estate. A substantial portion of these loans are secured by real estate in the Company’s primary market area. In addition, a substantial portion of the other real estate owned is located in those same markets. Accordingly, the ultimate collectibility of the loan portfolio and the recovery of the carrying amount of the other real estate owned are susceptible to changes in market conditions in the Company’s primary market area. The other concentrations of credit by type of loan are set forth in Note 4.

The Company, according to regulatory restrictions, may not generally extend credit to any single borrower or group of related borrowers on a secured basis in excess of 20% of capital, as defined, or approximately $25,563,000 or on an unsecured basis in excess of 10% of capital, as defined, or approximately $12,781,000.

NOTE 13.	STOCKHOLDERS’ EQUITY

In September 2019, the Company issued 1,142,846 shares of common stock in connection with the acquisition of East Alabama Financial Group, Inc. The shares were issued at a value of $22.75 per share.

As of December 31, 2019, the Company had 7,650,772 shares of common stock issued and outstanding, of which 805,715 shares were non-voting.

NOTE 14.	REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2019, approximately $6,282,000 of retained earnings was available for dividend declaration without regulatory approval.

The Bank is also subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Regulatory capital rules now include a capital conservation buffer designed to absorb losses during periods of economic stress. The capital conservation buffer of 2.5% is added on top of each of the minimum risk-based capital ratios. The implementation of the capital conservation buffer began on January 1, 2016 at the 0.625% level and was phased-in over a three-year period (increasing by that amount on each subsequent January 1, until it reached 2.5% on January 1, 2019) as presented in the table below. Banking institutions with risk-based capital ratios above the minimum but below the capital conservation buffer will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14.	REGULATORY MATTERS (Continued)

The minimum capital ratios, including the phase-in of the capital conservation buffer, for capital adequacy purposes are as follows:

Year	Total Capital to Risk-Weighted Assets	Tier 1 Capital to Risk-Weighted Assets	CET1 Capital to Risk-Weighted Assets	Tier 1 Capital to Average Total Assets
2015	8.000%	6.000%	4.500%	4.000%
2016	8.625%	6.625%	5.125%	4.000%
2017	9.250%	7.250%	5.750%	4.000%
2018	9.875%	7.875%	6.375%	4.000%
2019	10.500%	8.500%	7.000%	4.000%

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total, Tier 1 and CET1 capital to risk-weighted assets, as defined, and of Tier 1 capital to average total assets (leverage ratio), as defined. Management believes, as of December 31, 2019 and 2018, the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2019, the Company and the Bank believe they are each well capitalized on a consolidated basis for bank regulatory purposes as their respective capital ratios exceed the minimum total Tier 1 and CET1 risk-based capital ratios and Tier 1 leverage capital ratios as set forth in the following table.

	Actual		For Capital Adequacy Purposes [1]		Minimums To Be Well Capitalized Under Prompt Corrective Action
	Amount	Ratio	Amount	Ratio	Amount		Ratio
			(Dollars in Thousands)
December 31, 2019:
Total Capital to Risk Weighted Assets
Company	$121,249	12.68%	$100,377	10.50%	$	N/A	N/A
Bank	$128,386	13.43%	$100,377	10.50%		$95,597	10.00%
Tier I Capital to Risk Weighted Assets
Company	$107,484	11.24%	$81,258	8.50%	$	N/A	N/A
Bank	$119,121	12.46%	$81,258	8.50%		$76,478	8.00%
CET1 Capital to Risk Weighted Assets
Company	$107,484	11.24%	$66,918	7.00%	$	N/A	N/A
Bank	$119,121	12.46%	$66,918	7.00%		$62,138	6.50%
Tier I Capital to Average Total Assets
Company	$107,484	9.78%	$43,939	4.00%	$	N/A	N/A
Bank	$119,121	10.84%	$43,939	4.00%		$54,923	5.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14.	REGULATORY MATTERS (Continued)

	Actual		For Capital Adequacy Purposes [1]		Minimums To Be Well Capitalized Under Prompt Corrective Action
	Amount	Ratio	Amount	Ratio	Amount		Ratio
			(Dollars in Thousands)
December 31, 2018:
Total Capital to Risk Weighted Assets
Company	$102,669	13.07%	$77,577	9.875%	$	N/A	N/A
Bank	$101,296	12.89%	$77,577	9.875%		$78,559	10.00%
Tier I Capital to Risk Weighted Assets
Company	$90,337	11.50%	$61,866	7.875%	$	N/A	N/A
Bank	$93,463	11.90%	$61,866	7.875%		$62,848	8.00%
CET1 Capital to Risk Weighted Assets
Company	$90,337	11.50%	$50,082	6.375%	$	N/A	N/A
Bank	$93,463	11.90%	$50,082	6.375%		$51,064	6.50%
Tier I Capital to Average Total Assets
Company	$90,337	10.58%	$34,165	4.000%	$	N/A	N/A
Bank	$93,463	10.94%	$34,165	4.000%		$42,706	5.00%

[1]	Includes the phase-in percentages of the capital conservation buffer.

NOTE 15.	FAIR VALUE OF ASSETS AND LIABILITIES

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures topic (FASB ASC 820), the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15.	FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Fair Value Hierarchy  (Continued)

Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2—Valuation is based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3—Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents: The carrying amounts of cash and due from banks, interest-bearing deposits in banks, and federal funds sold make up cash and cash equivalents. The carrying amount of these short-term instruments approximate fair value.

Securities: Where quoted prices are available in an active market, management classifies the securities within level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds and exchange-traded equities.

If quoted market prices are not available, management estimates fair values using pricing models and discounted cash flows that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, and credit spreads. Examples of such instruments, which would generally be classified within level 2 of the valuation hierarchy, include GSE obligations, and state and municipal securities. Mortgage-backed securities are included in level 2 if observable inputs are available. In certain cases where there is limited activity or less transparency around inputs to the valuation, those securities would be classified in level 3.

Restricted Equity Securities: The carrying amount of restricted equity securities with no readily determinable fair value approximates fair value based on the redemption provisions of the issuers which is cost.

Loans Held for Sale: The carrying amounts of loans held for sale approximates fair value.

Loans: The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. The fair values of fixed rate loans is estimated based on discounted contractual cash flows using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

Bank Owned Life Insurance: The carrying amount of bank owned life insurance approximates fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15.	FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Fair Value Hierarchy  (Continued)

Annuities: The carrying amounts of annuities approximate their fair values.

Deposits: The fair values disclosed for transaction deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates on comparable instruments to a schedule of aggregated expected monthly maturities on time deposits.

Other Borrowings: The fair value of fixed-rate other borrowings is based on discounted contractual cash flows using interest rates currently being offered for borrowings of similar maturities. The fair values of the Company’s variable-rate other borrowings approximate their carrying values.

Subordinated Notes: The carrying amounts of the subordinated notes approximate fair value.

Accrued Interest: The carrying amounts of accrued interest approximate fair value.

Off-Balance Sheet Credit-Related Instruments: Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Assets Measured at Fair Value on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Carrying Value
December 31, 2019:
U.S. Government Sponsored enterprises (GSEs)	$—	$7,165,093	$—	$7,165,093
State and municipal securities	—	29,658,802	—	29,658,802
Corporate debt securities	—	2,632,546	—	2,632,546
Mortgage-backed GSE residential	—	20,490,142	—	20,490,142

Total assets at fair value	$—	$59,946,583	$—	$59,946,583

December 31, 2018:
U.S. Government Sponsored enterprises (GSEs)	$—	$10,372,556	$—	$10,372,556
State and municipal securities	—	25,067,011	—	25,067,011
Corporate debt securities	—	2,557,831	—	2,557,831
Mortgage-backed GSE residential	—	14,135,806	—	14,135,806

Total assets at fair value	$—	$52,133,204	$—	$52,133,204

Assets Measured at Fair Value on a Nonrecurring Basis

Under certain circumstances management makes adjustments to fair value for assets and liabilities although they are not measured at fair value on an ongoing basis. The following table presents the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15.	FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Assets Measured at Fair Value on a Nonrecurring Basis  (Continued)

hierarchy at December 31, 2019 and 2018, for which a nonrecurring change in fair value has been recorded:

	Fair Value Measurements Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2019:
Impaired loans	$—	$—	$1,547,619
Foreclosed assets	—	—	7,042,366

Total	$—	$—	$8,589,985

	Fair Value Measurements Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2018:
Impaired loans	$—	$—	$2,235,368
Foreclosed assets	—	—	571,601

Total	$—	$—	$2,806,969

Impaired Loans

Loans considered impaired under ASC 310-10-35, Receivables, are loans for which, based on current information and events, it is probable that the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans can be measured based on the present value of expected payments using the loan’s original effective rate as the discount rate, the loan’s observable market price, or the fair value of the collateral less estimated selling costs if the loan is collateral dependent.

The fair value of impaired loans were primarily measured based on the value of the collateral securing these loans. Impaired loans are classified within level 3 of the fair value hierarchy. Collateral may be real estate and/or business assets including equipment, inventory, and/or accounts receivable. The Company generally determines the value of real estate collateral based on independent appraisals performed by qualified licensed appraisers. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Appraised values are discounted for estimated costs to sell and may be discounted further based on management’s historical knowledge, changes in market conditions from the date of the most recent appraisal, and/or management’s expertise and knowledge of the customer and the customer’s business. Such discounts by management are subjective and are typically significant unobservable inputs for determining fair value. Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same factors discussed above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15.	FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Assets Measured at Fair Value on a Nonrecurring Basis  (Continued)

Impaired Loans (continued)

Impaired loans, which are usually measured for impairment using the fair value of collateral, had a carrying amount of $18,621,934 and $18,938,207, with a specific valuation allowance of $311,927 and $343,887 at December 31, 2019 and 2018, respectively. Of the $18,621,934 and $18,938,207 impaired loan portfolio, $1,859,546 and $2,579,255 were carried at fair value as a result of charge offs, specific valuation allowances, and the fair market adjustments at December 31, 2019 and 2018, respectively. The remaining $16,762,388 and $16,358,952 was carried at cost, as the fair value of the collateral on these loans exceeded the book value for each individual credit at December 31, 2019 and 2018, respectively. Charge offs and changes in specific valuation allowances during 2019 and 2018 on impaired loans carried at fair value resulted in additional provision for loan losses of $151,141 and $11,000, respectively.

Foreclosed Assets

Foreclosed assets, consisting of properties/assets obtained through foreclosure or in satisfaction of loans, are initially recorded at the lower of the loan’s carrying amount or the fair value less estimated costs to sell upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value less estimated costs to sell. Fair values are generally based on third party appraisals of the property/assets and are classified within level 3 of the fair value hierarchy. The appraisals are sometimes further discounted based on management’s historical knowledge, and/or changes in market conditions from the date of the most recent appraisal, and/or management’s expertise and knowledge of the customer and the customer’s business. Such discounts are typically significant unobservable inputs for determining fair value. In cases where the carrying amount exceeds the fair value, less estimated costs to sell, a loss is recognized in noninterest expense.

Quantitative Disclosures for Level 3 Fair Value Measurements

The Company had no Level 3 assets measured at fair value on a recurring basis at December 31, 2019 or 2018.

For Level 3 assets measured at fair value on a non-recurring basis as of December 31, 2019, the significant unobservable inputs used in the fair value measurements are presented below.

	Carrying Amount	Valuation Technique	Significant Unobservable Input		Weighted Average of Input
Nonrecurring:
Impaired loans	$1,746,458	Appraisal	Appraisal discounts	(%)	15-20%
Foreclosed assets	$7,042,366	Appraisal	Appraisal discounts	(%)	10-15%

For Level 3 assets measured at fair value on a non-recurring basis as of December 31, 2018, the significant unobservable inputs used in the fair value measurements are presented below.

	Carrying Amount	Valuation Technique	Significant Unobservable Input		Weighted Average of Input
Nonrecurring:
Impaired loans	$2,235,368	Appraisal	Appraisal discounts	(%)	15-20%
Foreclosed assets	$571,601	Appraisal	Appraisal discounts	(%)	10-15%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15.	FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Fair Value of Financial Instruments

The carrying amount and estimated fair value of the Company’s financial instruments were as follows:

	December 31, 2019		December 31, 2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Level 1 Inputs
Cash and cash equivalents	$115,235,019	$115,235,019	$86,427,674	$86,427,674
Level 2 Inputs
Securities available for sale	59,946,583	59,946,583	52,133,204	52,133,204
Loans held for sale	2,577,620	2,577,620	232,703	232,703
Level 3 Inputs
Loans, net	828,175,771	835,012,000	695,913,022	682,272,440
Bank owned life insurance	22,078,498	22,078,498	12,215,274	12,215,274
Annuities	12,902,890	12,902,890	10,314,290	10,314,290
Accrued interest receivable	2,986,436	2,986,436	2,641,506	2,641,506
Restricted equity securities	2,021,850	2,021,850	1,381,250	1,381,250
Financial liabilities:
Level 2 Inputs
Deposits	$950,513,574	951,076,000	775,784,888	775,742,212
Other borrowings	7,984,091	7,984,091	7,500,000	7,491,650
Subordinated notes	4,477,687	4,477,687	4,461,938	4,461,938
Level 3 Inputs
Accrued interest payable	473,264	473,264	348,824	348,824

NOTE 16.	PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets of Southern States Bancshares, Inc. as of December 31, 2019 and 2018, and the condensed statements of income and cash flows for the years then ended.

CONDENSED BALANCE SHEETS

	2019	2018
Assets
Cash	$610,331	$1,262,107
Investment in subsidiary	138,275,462	98,601,812
Other assets	225,782	75,643

Total assets	$139,111,575	$99,939,562

Liabilities and stockholders’ equity
Other borrowings	$7,984,091	$—
Subordinated notes	4,477,687	4,461,938
Accrued interest	12,499	2,484

Total liabilities	12,474,277	4,464,422
Stockholders’ equity	126,637,298	95,475,140

Total liabilities and stockholders’ equity	$139,111,575	$99,939,562

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16.	PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF INCOME

	2019	2018
Income
Dividend income from subsidiary	$18,000,000	$—

	18,000,000	—

Expense
Interest expense	422,078	320,500
Other	489,025	249,431

	911,103	569,931

Income (loss) before income tax benefits and (distributions in excess of) equity in undistributed earnings (loss) of subsidiary	17,088,897	(569,931)
Income tax benefits	180,700	99,828

Income (loss) before (distributions in excess of) equity in undistributed earnings (loss) of subsidiary	17,269,597	(470,103)
(Distributions in excess of) equity in undistributed earnings (loss) of subsidiary	(11,667,947)	8,182,611

Net income	$5,601,650	$7,712,508

CONDENSED STATEMENTS OF CASH FLOWS

	2019	2018
OPERATING ACTIVITIES
Net income	$5,601,650	$7,712,508
Adjustments to reconcile net income to net
cash provided by (used in) operating activities:
Distributions in excess of (equity in) undistributed earnings of subsidiary	11,667,947	(8,182,611)
Stock-based compensation	431,786	238,158
Increase in accrued interest payable	10,013	2,484
Net other operating activities	26,566	92,749

Net cash provided by (used in) operating activities	17,737,962	(136,712)

INVESTING ACTIVITIES
Cash paid in acquisition	(24,002,069)	—

Net cash used in investing activities	(24,002,069)	—

FINANCING ACTIVITIES
Net proceeds of other borrowings	7,984,091	—
Issuance of common stock	—	70,027
Common stock dividends paid	(2,371,760)	(1,876,743)

Net cash provided by (used in) financing activities	5,612,331	(1,806,716)

Net decrease in cash	(651,776)	(1,943,428)
Cash at beginning of year	1,262,107	3,205,535

Cash at end of year	$610,331	$1,262,107

SOUTHERN STATES BANCSHARES, INC.

AND SUBSIDIARY

UNAUDITED PRO FORMA COMBINED RESULTS OF OPERATIONS

For the years ended December 31, 2019 and 2018

The following table presents unaudited pro forma financial information as if the acquisition of East Alabama Financial Group, Inc. and its subsidiary, Small Town Bank, had occurred on January 1, 2018. East Alabama Financial Group, Inc.’s results of operations were included in Southern States Bancshares, Inc.’s results of operations beginning September 14, 2019. The pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the transaction been effected on January 1, 2018. No assumptions have been applied to the pro forma results of operation regarding possible revenue enhancements, expense efficiencies or asset dispositions.

	For the years ended December 31,
	2019	2018
	(Dollars in thousands, except per share data)
Net interest income	$52,935	$46,215
Net income	9,667	10,247
Basic earnings per common share	1.26	1.35
Diluted earnings per common share	1.25	1.34

Pro forma adjustments above include the elimination of acquisition-related third party expenses and the impact of both the accretion of the discounts on acquired loans and amortization of the fair value mark adjustment on core deposits intangible. These were net of the tax adjustments.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

East Alabama Financial Group, Inc.

We have audited the accompanying consolidated statements of financial condition of East Alabama Financial Group, Inc. and Subsidiary (the Company) as of December 31, 2018 and 2017 and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the

Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of East Alabama Financial Group, Inc. and Subsidiary as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Warren Averett, LLC

Birmingham, Alabama

March 3, 2019

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2018 AND 2017

ASSETS

	2018	2017
CASH AND CASH EQUIVALENTS
Cash and due from banks	$4,289,476	$4,289,472
Interest-bearing deposits with other banks	17,426,998	8,614,308

Total cash and cash equivalents	21,716,474	12,903,780

SECURITIES
Securities available-for-sale	87,434,524	82,746,163
Restrictive equity investments	716,800	716,400

Total securities	88,151,324	83,462,563

LOANS, NET OF ALLOWANCE FOR LOAN LOSSES	111,926,593	102,814,163
BANK-OWNED LIFE INSURANCE	5,066,092	4,950,126
PREMISES AND EQUIPMENT, NET	3,061,086	3,534,241
GOODWILL	2,612,171	2,612,171
ACCRUED INTEREST RECEIVABLE	1,123,425	1,094,137
DEFERRED INCOME TAX ASSET	523,074	1,477,708
PREPAID EXPENSES	88,467	93,883
FORECLOSED REAL ESTATE	235,000	—
OTHER ASSETS	1,243,883	54,150

TOTAL ASSETS	$235,747,589	$212,996,922

See notes to the consolidated financial statements.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2018 AND 2017

LIABILITIES AND STOCKHOLDERS’ EQUITY

	2018	2017
DEPOSITS
Noninterest bearing checking	$39,447,936	$28,232,954
Interest bearing
Checking	68,623,389	68,809,730
Savings	24,310,787	21,652,013
Time Deposits	63,417,954	54,798,667

Total deposits	195,800,066	173,493,364

DEFERRED COMPENSATION AGREEMENTS	331,989	325,506
ACCRUED INTEREST PAYABLE	41,841	24,115
OTHER LIABILITIES	1,649,764	531,056

Total liabilities	197,823,660	174,374,041

STOCKHOLDERS’ EQUITY
Common stock, $0.01 par value; 1,000,000 shares authorized; 570,988 shares issued and 520,038 shares outstanding as of December 31, 2018 and 2017	5,710	5,710
Additional paid-in capital	5,793,514	5,793,514
Accumulated other comprehensive income (loss)	(514,287)	93,043
Retained earnings	34,910,527	35,002,149
Treasury stock – 50,950 shares, at cost at December 31, 2018 and 2017	(2,271,535)	(2,271,535)

TOTAL STOCKHOLDERS’ EQUITY	37,923,929	38,622,881

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$235,747,589	$212,996,922

See notes to the consolidated financial statements.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
INTEREST INCOME
Interest and fees on loans	$6,028,212	$5,495,473
Interest on investment securities:
Taxable securities	1,663,569	1,568,014
Tax-exempt securities	1,054,876	1,385,965
Interest on interest bearing deposits	275,616	109,450

Total interest income	9,022,273	8,558,902

INTEREST EXPENSE
Interest on deposits	791,897	691,273
Interest on borrowings	—	—

Total interest expense	791,897	691,273

NET INTEREST INCOME	8,230,376	7,867,629
PROVISION FOR LOAN LOSSES	—	—

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	8,230,376	7,867,629

See notes to the consolidated financial statements.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
NONINTEREST INCOME
Service charges, fees, and commissions	$801,888	$767,049
Net investment security gains	—	30,489
Earnings on life insurance contracts	152,336	170,097
Miscellaneous income	95,047	415,156

Total noninterest income	1,049,271	1,382,791

NONINTEREST EXPENSES
Salaries and employee benefits	3,720,214	3,403,881
Occupancy and equipment expense	1,061,931	999,863
Data processing expense	337,774	370,881
FDIC and state assessments	77,558	77,036
Advertising and public relations	43,466	43,974
Postage and courier	119,465	108,955
Professional fees	238,074	236,638
Gain on other real estate	—	(2,150)
Telephone	81,502	73,655
Other expenses	537,643	398,813

Total noninterest expenses	6,217,627	5,711,546

INCOME BEFORE INCOME TAXES	3,062,020	3,538,874
INCOME TAX PROVISION	553,452	(27,843)

NET INCOME	$2,508,568	$3,566,717

BASIC EARNINGS PER COMMON SHARE	$4.82	$6.86

BASIC WEIGHTED AVERAGE SHARESOUTSTANDING	520,038	520,038

See notes to the consolidated financial statements.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
NET INCOME	$2,508,568	$3,566,717
OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized losses on securities:
Unrealized holding losses arising during the period	(837,696)	(526,277)
Reclassification adjustments for gains included in net income	—	(30,489)
Reclassification of certain tax effects to accumulated other comprehensive income	—	(16,684)

Net unrealized losses	(837,696)	(573,450)
Income tax related to items of other comprehensive income	230,366	242,174

Net change in unrealized losses on securities, net of deferred tax	(607,330)	(331,276)

COMPREHENSIVE INCOME	$1,901,238	$3,235,441

See notes to the consolidated financial statements.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
	Shares	Par Value
BALANCE AT DECEMBER 31, 2016	570,988	$5,710	$5,793,514	$407,635	$32,752,211	$(2,271,535)	$36,687,535
Net income		—	—	—	3,566,717	—	3,566,717
Dividends declared and paid		—	—	—	(1,300,095)	—	(1,300,095)
Reclassification of certain tax effects to accumulated other comprehensive income		—	—	16,684	(16,684)	—	—
Other comprehensive loss		—	—	(331,276)	—	—	(331,276)

BALANCE AT DECEMBER 31, 2017	570,988	5,710	5,793,514	93,043	35,002,149	(2,271,535)	38,622,881
Net income		—	—	—	2,508,568	—	2,508,568
Dividends declared and paid		—	—	—	(2,600,190)	—	(2,600,190)
Other comprehensive loss		—	—	(607,330)	—	—	(607,330)

BALANCE AT DECEMBER 31, 2018	570,988	$5,710	$5,793,514	$(514,287)	$34,910,527	$(2,271,535)	$37,923,929

See notes to the consolidated financial statements.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,508,568	$3,566,717
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization, and accretion, net	271,937	263,316
Realized gain on sale of securities	—	(30,489)
Deferred income tax (benefit) expense	1,185,000	(679,684)
Deferred compensation expense	—	28,420
Deferred compensation payments	6,483	(73,266)
Change in accrued interest receivable	(29,288)	63,654
Change in accrued interest payable	17,726	(8,781)
Change in prepaid FDIC assessment	5,416	28,875
Change in other, net	(71,025)	102,119

Net cash provided by operating activities	3,894,817	3,260,881

CASH FLOWS FROM INVESTING ACTIVITIES
Activity in available-for-sale securities:
Purchases	(13,995,271)	(10,503,984)
Sales	—	963,000
Maturities, paydowns, and calls	8,440,151	12,324,868
Proceeds of restrictive investments	(400)	1,600
Net change in loans receivable	(9,347,430)	(8,367,608)
Proceeds from disposition of foreclosed real estate	—	48,000
Purchases of premises and equipment	(294,719)	(649,233)
Proceeds from disposition of premises and equipment	525,000	—
Change in bank-owned life insurance	(115,966)	633,884

Net cash used in investing activities	(14,788,635)	(5,549,473)

See notes to the consolidated financial statements.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM FINANCING ACTIVITIES
Net (decrease) increase in deposit accounts	$22,306,702	$(1,465,026)
Cash dividends paid	(2,600,190)	(1,300,095)

Net cash used in financing activities	19,706,512	(2,765,121)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,812,694	(5,053,713)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	12,903,780	17,957,493

CASH AND CASH EQUIVALENTS AT END OF YEAR	$21,716,474	$12,903,780

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for interest	$774,171	$700,054

Cash paid during the year for income taxes, net	$571,770	$571,770

NONCASH ACTIVITIES
Loans transferred to other real estate owned	$235,000	$48,000

Total decrease in unrealized gains on available-for-sale securities	$(837,696)	$(526,277)

See notes to the consolidated financial statements.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

1. ORGANIZATION

East Alabama Financial Group, Inc. (the Company), an Alabama corporation, and its wholly-owned subsidiary, Small Town Bank (the Bank), operate predominantly in the domestic commercial banking industry in east central Alabama and west central Georgia. The Company’s main office is in Wedowee, Alabama in Randolph County. The Bank operates six full service branches; two in Randolph County, Alabama, two in Cleburne County, Alabama, one in Carroll County, Georgia, and one in Paulding County, Georgia. The Bank also operates a loan processing branch in Calhoun County, Alabama.

The accounting and reporting policies of the Company and its subsidiary conform to accounting principles generally accepted in the United States of America and to general practice within the banking industry. The following summarizes the most significant of these policies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany balances and transactions have been eliminated. Variable interest entities

(VIEs) are consolidated if the Company is exposed to the majority of the VIEs’ expected losses and/or residual returns (i.e., the Company is considered to be the primary beneficiary). No VIEs were consolidated at December 31, 2018 and 2017. Unconsolidated investments in VIEs in which the Company has significant influence over operating and financing decisions (usually defined as a voting or economic interest of 20% to 50%) are accounted for using the equity method. Unconsolidated investments in VIEs in which the Company has a voting or economic interest of less than 20% are generally carried at cost. Investment in subsidiary is carried at the parent company’s equity in the underlying net assets. Unless otherwise indicated herein, the financial results of the Company refer to the Company and the Bank on a consolidated basis.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term are related to the determination of the allowance for loan losses, the valuation of deferred tax assets, other-than-temporary impairments of securities, and the fair value of financial instruments.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Significant Group Concentrations of Credit Risk

The majority of the Bank’s activities are with customers in east central Alabama and west central

Georgia. Notes 4 and 5 discuss the types of securities in which the Bank invests. Note 6 discusses the types of lending done by the Bank. The Bank does not have any concentrations to any one industry or customer. See Note 13 for a discussion of geographic concentration and the risk thereon.

Securities

Securities are classified as either held-to-maturity, available-for-sale, or trading.

Securities held-to-maturity are those securities for which management has the ability and intent to hold on a long-term basis or until maturity. These securities are carried at amortized cost, adjusted for amortization of premiums and accretion of discount, to the earlier of the maturity or call date.

Securities available-for-sale represent those securities intended to be held for an indefinite period of time, including securities that management intends to use as part of its asset/liability strategy or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital, or other similar factors. Securities available-for-sale are recorded at market value with unrealized gains and losses net of any tax effect and are reported as other comprehensive income (loss) in a separate component of stockholders’ equity until realized. Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount on the securities sold using the specific identification method. The estimated values are provided by security dealers who have obtained quoted prices.

Securities carried in trading accounts are carried at market value with unrealized gains and losses reflected in income.

The Company had no held-to-maturity or trading securities at December 31, 2018 and 2017.

Realized and unrealized gains and losses are based on the specific identification method. Purchase premiums and discounts are recognized in interest income using a method which approximates the interest method over the terms of the securities. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other-than-temporary result in writedowns of the individual securities to their fair value. The related writedowns are included in earnings as realized losses.

Restrictive Equity Investments

The Company has invested in selected equity instruments issued in the form of restricted stocks. The restricted stocks are categorized as other investment securities and are accounted for under the cost method. These investments represent less than a 20% economic interest and have no readily ascertainable market value; however, management is not aware of any conditions that would require adjustments to the reflected carrying values.

Loans

Loans that management has the intent and ability to hold for the foreseeable future are reported at their outstanding principal balances net of any unearned income, charge-offs, and unamortized fees and costs. Loan origination and commitment fees, as well as certain origination costs, when material, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method or the straight-line method.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Troubled Debt Restructurings (TDRs)

Modifications to a borrower’s debt agreement are considered troubled debt restructurings (TDRs) if a concession is granted for economic or legal reasons related to a borrower’s financial difficulties that otherwise would not be considered. TDRs are undertaken in order to improve the likelihood of recovery on the loan and may take the form of modifications made with the stated interest rate lower than the current market rate for new debt with similar risk, other modifications to the structure of the loan that fall outside of normal underwriting policies and procedures or, in certain limited circumstances, forgiveness of principal or interest. TDRs can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accruing status, depending on the individual facts and circumstances of the borrower.

Allowance for Loan Losses

The allowance for loan losses represents management’s estimate of probable and reasonably estimable credit losses inherent in loans as of December 31, 2018 and 2017. The estimate of the allowance is based on a variety of factors including an evaluation of the loan portfolio, past loss experience, adverse situations that have occurred but are not yet known that may affect the borrower’s ability to repay, the estimated value of underlying collateral, and current economic conditions.

For purposes of determining the allowance for loan losses, the Company has segmented loans into the following segments: commercial, financial, and agricultural; real estate – construction, land development, and other land; real estate – mortgage; and consumer. Significant judgment is used to determine the estimation method that fits the credit risk characteristics of each portfolio segment. The Company uses internally developed models in this process. Management must use judgment in establishing input metrics for the modeling processes. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as information becomes available and as economic conditions change.

Loans considered to be uncollectible are charged-off against the allowance. The amount and timing of charge-offs on loans includes consideration of the loan type, length of delinquency, insufficiency of collateral value, lien priority, and the overall financial condition of the borrower. Recoveries on loans previously charged-off are credited back to the allowance. Loans that have been charged-off against the allowance are periodically monitored to evaluate whether further adjustments to the allowance are necessary.

The allowance for loan losses consists of three components: general, specific, and unallocated.

•

The general component covers nonclassified loans and is based on historical loss experience, adjusted for qualitative factors, which includes trend assessments in delinquent and nonaccrual loans, unanticipated charge-offs, prevailing economic conditions, changes in lending personnel experience, changes in lending policies or procedures, and other influencing factors.

•

The specific component is determined for impaired loans, including TDRs, individually based on management’s evaluation of the borrower’s overall financial condition, resources, and payment record; the prospects for support from any financially responsible guarantors; and the realizable value of any collateral. Reserves are established for these loans based upon an estimate of probable losses for the individual loans deemed to be impaired. This estimate considers all available evidence using one of the methods provided by applicable authoritative guidance. Loans determined to be collateral dependent are measured at the fair value of collateral less disposal costs. Loans for which impaired reserves are provided are excluded from the general component reserve calculations described above to prevent duplicate reserves.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

•

The unallocated component is not allocated to any specific category of loans. This unallocated portion of the allowance reflects management’s best estimate of the elements of imprecision and estimation risk inherent in the calculation of the overall allowance. Due to the subjectivity involved in determining the overall allowance, including the unallocated portion, the portion considered unallocated may fluctuate from period to period based on management’s evaluation of the factors affecting the assumptions used in calculating the allowance, including historical loss experience, current economic conditions, industry or borrower concentrations, and the status of merged institutions.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. If management determines that the value of the impaired loan is less than the recorded investment in the loan, impairment is recognized through a charge-off to the allowance. Interest income is recognized as earned unless the loan is placed on nonaccrual status.

Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Generally, impaired loans include loans on nonaccrual status, loans that have been assigned a specific allowance for credit losses, loans that have been partially charged off, and loans designated as troubled debt restructurings.

Based on facts and circumstances available, management believes that the allowance for loan losses is adequate to cover any probable losses in the Company’s loan portfolio. However, future adjustments to the allowance may be necessary, and the Company’s results of operations could be adversely affected if circumstances differ substantially from the assumptions used by management in determining the allowance for loan and lease losses.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures unless such loans are the subject of a restructuring agreement.

While management believes that it has established the allowance in accordance with generally accepted accounting principles and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future the Bank’s regulators or its economic environment will not require further increases to the allowance.

Asset Quality

Written underwriting standards established by management govern the lending activities of the Company. An established loan policy requires appropriate documentation, including borrower financial data and credit reports. For loans secured by real property, the Company generally requires property appraisals, title insurance or a title

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

opinion, hazard insurance, and flood insurance, where appropriate. Loan payment performance is monitored, and late charges are assessed on past due accounts. Legal proceedings are instituted, as necessary, to minimize loss. Commercial and residential loans of the Company are periodically reviewed through a loan review process. All other loans are also subject to loan review through a periodic sampling process.

The Company uses an asset risk classification system consistent with guidelines established by the Uniform Financial Institution Ratings System (UFIRS) as part of its efforts to monitor asset quality. In connection with examinations of insured institutions, both federal and state examiners also have the authority to identify problem assets and, if appropriate, classify them.

The Company has seven credit quality indicators for loans:

•

Grade 1: Minimal Risk – Grade 1 loans are the best credits. They consist of loans with very little credit risk by borrowers of unquestionable financial strength with a repayment source that is very strong in relation to debt, a loan fully secured by liquid collateral or fully secured by the unconditional guaranty of a U.S. Government Agency.

•

Grade 2: Modest Risk – Grade 2 loans are loans with little credit risk and an acceptable credit reputation. They consist of loans to a borrower with average financial strength and the source of repayment is defined and adequate to pay the debt in a timely and orderly fashion.

•

Grade 3: Some Risk But Sound Loan – Grade 3 loans are loans that are sound and collectible, but contain certain characteristics that require review by management, including well-conceived start-up ventures where repayment is dependent upon a successful operation, key ratios out of line, improper loan structure, out of territory borrower, inconsistent earnings or cash flow, or an industry where collateral is unlikely to be used for other purposes.

•

Grade 4: Especially Mention/Watch – Grade 4 loans are loans currently protected but demonstrate potential weakness, which if not corrected, may lead to non-performance. Adverse earnings, deterioration in asset quality, or consistent slow payment are some indicators of this risk rating. If these loans go unchecked, they have potential to drop to a lower classification.

•

Grade 5: Substandard – Grade 5 loans are loans that are inadequately protected by the current sound worth and paying capacity of the borrower. It has actual well-defined weaknesses that jeopardize the orderly repayment of the debt. If the weaknesses are not corrected, there is a distinct possibility of loss.

•

Grade 6: Doubtful – Grade 6 loans are loans that have all the weaknesses of a Substandard Loan. The difference is that, based on the current facts, full collection of the loan is improbable. The possibility of loss is extremely high, due to pending factors that may alleviate the weakness of its classification, as an estimated loss is deferred. Examples of such pending factors are proposed capital injections, pledge of additional collateral, and refinancing plans.

•	Grade 7: Loss – Grade 7 loans are loans that are considered not collectible or of such little value that there continuance as bankable assets is not warranted.

Grades 1 through 3 are combined in the notes to the consolidated financial statements and classified as pass.

Income Recognition on Impaired and Nonaccrual Loans

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-collateralized and

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is generally classified as nonaccrual.

Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt. Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms, of interest and principal.

While a loan is classified as nonaccrual, and the future collectibility of the recorded loan balance is doubtful, collections of principal and interest are generally applied as a reduction to principal outstanding, except in the case of loans with scheduled amortizations where the payment is generally applied to the oldest payment due. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan has been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered. Interest income recognized on a cash basis was immaterial for the years ended December 31, 2018 and 2017.

Bank-Owned Life Insurance

The Company has purchased life insurance policies on certain directors and key employees. These policies are recorded at their cash surrender value or the amount that can be realized. Income from these policies and changes in the cash surrender value are recorded in other noninterest income in the consolidated statements of income.

Premises and Equipment

Land is carried at cost. Other premises and equipment are stated at cost less accumulated depreciation. Expenditures for additions and major improvements that significantly extend the useful lives of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. The carrying values of assets traded in are used to adjust the carrying values of the new assets acquired by trade. Assets which are disposed of are removed from the accounts, and the resulting gains or losses are recorded as either other noninterest income or expenses.

Depreciation is provided generally by the straight-line method based on the estimated useful lives of the respective assets, which generally range from 2 to 39 years.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired in a bank branch acquisition. The Company annually assesses the recorded goodwill for impairment. The assessments as of December 31, 2018 and 2017 indicated that no impairment of values existed at those dates.

Foreclosed Real Estate

Foreclosed real estate includes both formally foreclosed property and in-substance foreclosed property. In-substance foreclosed properties are those properties for which the Bank has taken physical possession, regardless of whether formal foreclosure proceedings have taken place.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

At the time of foreclosure, foreclosed real estate is recorded at fair value less cost to sell, which becomes the property’s new basis. Any writedowns based on the asset’s fair value at date of acquisition are charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management, and these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property are included in other noninterest expenses. Costs incurred to complete, repair, renovate, or make the property whole are capitalized.

Deposits

Customer deposits include public funds held on deposit under the Security for Alabama Funds Enhancement (SAFE) Program. The SAFE Program was established by the Alabama legislature to provide protection for public funds enrolled in the SAFE Program. Under this program, financial institutions are required to collateralize public fund deposits (Note 4).

Other Borrowings

The Company records Federal Home Loan Bank advances and federal funds purchased at their principal amount. Interest expense is recognized based on the coupon rate of the obligations.

Common Stock

Voting rights are equal to one vote per share.

Treasury Stock

Common stock shares repurchased are recorded as treasury stock at cost.

Employee Benefit Plans

The Bank has established a Simplified Employee Pension Plan covering all eligible employees. The Bank contributes to individual retirement accounts established in the employee’s name. Employees do not make contributions. The Bank has also provided deferred compensation plans for certain key employees and directors. These plans are generally financed through life insurance contracts owned by the Bank.

Company contributions to these retirement plans are included in salaries and benefits (Note 10).

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over assets has been surrendered. Control over transferred assets is deemed surrendered when (1) the assets have been isolated from the Company – put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Advertising Costs

The Company’s policy is to expense advertising costs as incurred.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, estimated losses on foreclosed real estate, goodwill, deferred compensation, and accumulated depreciation for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company and its subsidiary file a consolidated federal income tax return. The subsidiary provides for income taxes on a separate return basis and remits to the Company amounts determined to be currently payable.

Comprehensive Income (Loss)

Comprehensive income (loss) is generally defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) consists of those items not recorded as components of net income or loss. The accumulated balance of other comprehensive income (loss) is reported separately from retained earnings in the equity section of the consolidated statements of financial condition.

Earnings Per Common Share

Basic earnings per common share are computed by dividing earnings available to stockholders by the weighted average number of common shares outstanding during the period.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Bank enters into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, standby letters of credit, and insurance benefit claims. Such financial instruments are recorded in the consolidated financial statements when they are funded. See Note 12 for a further discussion of these financial instruments.

The Bank has available, as a source of short-term financing, the purchase of federal funds from other commercial banks from available lines totaling $13,850,000, all of which was available at December 31, 2018.

The Bank has available, as a source of financing, a line of credit of approximately $56,351,000 with the Federal Home Loan Bank (FHLB), all of which was available and unused as of December 31, 2018. The ability to utilize the remaining line is dependent on the amount of eligible collateral that is free to pledge to the FHLB. In addition, as part of the borrowing agreement, the Bank was required to purchase FHLB stock (Note 5).

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Segment Information

All of the Company’s offices offer similar products and services, are located in the same geographic region, and serve the same customer segments of the market. As a result, management considers all units as one operating segment and, therefore, believes that the basic consolidated financial statements and related notes provide details related to segment reporting.

Fair Value Measurements

The Bank adopted authoritative guidance issued by the Financial Accounting Standards Board (FASB) on fair value measurements. This standard defines fair value for financial reporting purposes as the price that would be received to sell an asset or paid to transfer a liability in an orderly market transaction between market participants at the measurement date (reporting date). Fair value is based on an exit price in the principal market or most advantageous market in which the reporting entity could execute a transaction. New fair value measurements are not required, but fair value disclosures are required for financial assets or liabilities where other accounting pronouncements require or permit fair value reporting.

For each asset and liability required to be reported at fair value, management has identified the unit of account and valuation premise to be applied for purposes of measuring fair value. The unit of account is the level at which an asset or liability is aggregated or disaggregated. The valuation premise is a concept that determines whether an asset is measured on a stand-alone basis or in combination with other assets. The Bank measures its assets and liabilities on a stand-alone basis then aggregates assets and liabilities with similar characteristics for disclosure purposes.

The standard establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Bank. Unobservable inputs are inputs that reflect the Bank’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Bank has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 – Valuations based on observable inputs, including quoted prices (other than Level 1) in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, such as interest rates, yield curves, volatilities, and default rates, and inputs that are derived principally from or corroborated by observable market data.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The adoption of this authoritative guidance had no impact on the consolidated financial statements of the Bank other than the additional disclosures included in Note 16.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Subsequent Events

Management has evaluated subsequent events and their potential effects on these consolidated financial statements through the date of the independent auditors’ report, which is the date the consolidated financial statements were available to be issued.

Reclassifications

Certain reclassifications have been made to the 2017 consolidated financial statements included herein to conform to the 2018 presentation. These reclassifications had no effect on the financial position, results of operations, or cash flows of the Company as previously reported.

Recently Adopted and Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, and in August 2015 issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The standard’s core principle is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial application recognized at the date of initial application for fiscal years beginning after December 15, 2018, and early application is permitted. The Bank does not believe the adoption of this guidance will have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 and in November 2018 issued ASU 2018-19,

Financial Instruments—Credit Losses (Topic 326). The amendments in this ASU cover two areas: assets measured at amortized cost and available-for-sale debt securities. For assets measured at amortized cost, the amendments in this ASU require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. For available-for-sale debt securities, credit losses relating to available-for-sale debt securities should be recorded through an allowance for credit losses. Available-for-sale accounting recognizes that value may be realized either through collection of contractual cash flows or through sale of the security. Therefore, the amendments limit the amount of the allowance for credit losses to the amount by which fair value is below amortized cost because the classification as available-for- sale is premised on an investment strategy that recognizes that the investment could be sold at fair value, if cash collection would result in the realization of an amount less than fair value. The amendments in this ASU are effective for fiscal years beginning after December 15, 2021. All entities may adopt the amendments in this ASU as early as the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Financial Institution is reviewing the impact that the adoption of this ASU may have on its financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The areas for simplification in this ASU involve the elimination of step 2 from the goodwill impairment test. For non-public companies, this ASU is effective for annual or interim periods beginning after December 15, 2021. Early adoption is permitted for any entity in any interim or annual period. The Bank is reviewing the impact that the adoption of this ASU may have on its consolidated financial statements.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220); Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this ASU require a reclassification from / to accumulated other comprehensive and to / from retained earnings for stranded tax effects resulting from the change in the newly enacted federal corporate income tax rate. Consequently, the amendments in this ASU eliminates the stranded tax effects associated with the change in the federal corporate income tax rate in the Tax Cuts and Jobs Act of 2017. The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2018, with early adoption allowed. The Bank has elected to early adopt this ASU as of December 31, 2017. The effect of the adoption of this ASU was to increase accumulated other comprehensive income by $16,684 with the offset to retained earnings as recorded in the consolidated statements of changes in stockholders’ equity. This represents the difference between the historical corporate tax rate and the newly enacted 21% corporate income tax rate.

3. RESTRICTIONS ON CASH AND DUE FROM ACCOUNTS

The Bank maintains cash and cash equivalents in various correspondent or other bank accounts. The amounts by which cash and cash equivalents exceeded Federal Deposit Insurance Corporation (FDIC) insurance coverage at December 31, 2018 and 2017 were $17,427,591 and $8,614,392, respectively. Management monitors these bank accounts and does not expect to incur any losses from such accounts. In addition, federal funds sold are not insured or guaranteed by other parties.

The Bank is required to maintain reserve balances either in vault cash or on deposit with the Federal Reserve Bank, which is based on a percentage of deposits. The approximate amount of the reserve balance required at December 31, 2018 and 2017 was approximately $1,474,000 and $1,262,000, respectively.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

4. SECURITIES

The amortized cost and fair value of securities available-for-sale with gross unrealized gains and losses are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2018
Debt securities:
U.S. government-sponsored enterprises (GSEs)*	$28,697,458	$41,907	$759,667	$27,979,698
State and municipal	50,432,551	570,536	457,278	50,545,809
Mortgage-backed securities:
GSE residential	9,013,876	11,031	115,890	8,909,017

Total securities available-for-sale	$88,143,885	$623,474	$1,332,835	$87,434,524

As of December 31, 2017
Debt securities:
U.S. government-sponsored enterprises (GSEs)*	$24,644,251	$—	$660,167	$23,984,084
State and municipal	46,271,418	1,130,912	338,290	47,064,040
Mortgage-backed securities:
GSE residential	11,702,159	73,765	77,885	11,698,039

Total securities available-for-sale	$82,617,828	$1,204,677	$1,076,342	$82,746,163

*	GSE – Government Sponsored Enterprise, such as Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corporation (FHLMC), and Federal Farm Credit Bank (FFCB).

Investment securities with a carrying amount of $21,517,084 and $16,876,216 were pledged to secure various public funds under the Alabama SAFE Program, various Georgia municipalities, and Federal Home Loan Advances at December 31, 2018 and 2017, respectively.

The contractual maturities of securities available-for-sale at December 31, 2018 are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Within one year	$3,305,293	$3,301,099
Over 1 year through 5 years	32,962,060	32,204,315
Over 5 years through 10 years	21,229,077	20,886,712
Over 10 years	30,647,455	31,042,398

	$88,143,885	$87,434,524

Mortgage-backed securities have been included in the maturity tables based upon the contractual payoff date of each security.

The actual maturities may differ from the contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

4. SECURITIES – CONTINUED

For the years ended December 31, 2018 and 2017, proceeds from sales, calls, and maturities of securities available-for-sale amounted to $5,778,300 and $10,226,450, respectively; these resulted in gross realized gains of $-0- and $30,489, respectively, and there were no gross realized losses.

The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2018 and 2017:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
As of December 31, 2018
Debt securities:
U.S. government-sponsored enterprises (GSEs)*	$—	$—	$23,903,575	$759,667	$23,903,575	$759,667
State and municipals	1,185,996	12,153	12,456,518	445,125	13,642,514	457,278
Mortgage-backed securities:
GSE residential	—	—	7,582,479	115,890	7,582,479	115,890

	$1,185,996	$12,153	$43,942,572	$1,320,682	$45,128,568	$1,332,835

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
As of December 31, 2017
U.S. government-sponsored enterprises (GSEs)*	$9,139,479	$142,430	$14,844,605	$517,737	$23,984,084	$660,167
State and municipals	8,472,935	121,640	2,150,948	216,650	10,623,883	338,290
Mortgage-backed securities:
GSE residential	6,744,039	77,885	—	—	6,744,039	77,885

	$24,356,453	$341,955	$16,995,553	$734,387	$41,352,006	$1,076,342

*	GSE – Government Sponsored Enterprise, such as Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corporation (FHLMC), and Federal Farm Credit Bank (FFCB).

U.S. Government-Sponsored Enterprises (GSEs)

The Company had 18 U.S. Government-sponsored enterprise securities with unrealized losses at December 31, 2018. The unrealized losses on these securities relate primarily to increases in interest rates and reflect an aggregate depreciation from amortized cost of 3.18%. The expected present value of future cash flows is expected to approximate the contractual cash flows. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of the Company’s investment.

Because the decline in market value is attributable to the current economic environment and not credit quality, the Company does not intend to sell the investments and it is not likely that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity. The Company does not consider these investments to be other-than-temporarily impaired at December 31, 2018.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

4. SECURITIES – CONTINUED

State and Municipal Securities

At December 31, 2018, the Company had 31 state and municipal securities with unrealized losses. The unrealized losses on these securities relate primarily to increases in interest rates and reflect an aggregate depreciation from amortized cost of 3.35%. The contractual cash flows of these investments are guaranteed by various state and local government agencies. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment.

Because the decline in market value is attributable to the current economic environment and not credit quality, the Company does not intend to sell the investments and it is not likely that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity. The Company does not consider these investments to be other-than-temporarily impaired at December 31, 2018.

Mortgage-Backed Securities

At December 31, 2018, the Company had 13 mortgage-backed securities with unrealized losses. The unrealized losses on these securities relate primarily to increases in interest rates and reflected an aggregate depreciation from amortized cost of 1.53%. The expected present value of future cash flows is expected to approximate the contractual cash flows of this investment.

Because the decline in market value is attributable to the current economic environment and not credit quality, the Company does not intend to sell the investment and it is not likely that the Company will be required to sell the investment before recovery of its amortized cost basis, which may be maturity. The Company does not consider these investments to be other-than-temporarily impaired at December 31, 2018.

Other-than-Temporary Impairment

The Bank recognizes other-than-temporary impairment (OTTI) in accordance with ASC Topic 320, Investments – Debt and Equity Securities, which requires that the Bank assess whether it intends to sell or it is more likely than not that the Bank will be required to sell a security before recovery of its amortized cost basis less any current-period credit losses. For debt securities that are considered other-than-temporarily impaired and that the Bank does not intend to sell and will not be required to sell prior to anticipated recovery of the amortized cost basis, the amount of the impairment is separated into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings and is the difference between the security’s amortized cost basis and the present value of its expected future cash flows discounted at the security’s effective yield. The remaining difference between the security’s fair value and the present value of future expected cash flows is due to factors that are not credit related and, therefore, is not required to be recognized as a loss in the consolidated statements of income but is recognized in other comprehensive income (loss).

The Bank believes that it will fully collect the carrying value of securities on which it has recorded a noncredit-related impairment in other comprehensive income (loss). The Bank held no investments with an other-than-temporary impairment at December 31, 2018 and 2017.

5. RESTRICTIVE EQUITY INVESTMENTS

The aggregate carrying value of the Company’s cost-method investments totaled $716,800 and $716,400 at December 31, 2018 and 2017, respectively. These investments were not evaluated for impairment because (1) the

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

5. RESTRICTIVE EQUITY INVESTMENTS – CONTINUED

Bank did not estimate the fair value of these investments in accordance with Accounting Standards Codification (ASC) Topic 825 and (2) the Bank did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of these investments. The Bank estimated that the fair value exceeded the cost of investments (that is, the investments were not impaired).

The carrying amounts of other investment securities as shown in the consolidated statements of financial condition at December 31, 2018 and 2017 are as follows:

	2018	2017
Federal Home Loan Bank	$191,800	$191,400
First National BankersBank	525,000	525,000

	$716,800	$716,400

6. LOANS

The composition of loans by primary loan classification and by performing and impaired loan status at December 31, 2018 and 2017 is as follows:

	December 31, 2018
	Performing Loans	Impaired Loans	Total
Commercial, financial, and agricultural	$9,209,879	$—	$9,209,879
Real estate – construction, land development, and other land	8,510,717	682,311	9,193,028
Real estate – mortgage	87,978,198	2,494,509	90,472,707
Consumer	4,650,362	392	4,650,754

Subtotal	110,349,156	3,177,212	113,526,368
Allowance for loan losses	(1,445,412)	(154,363)	(1,599,775)

Net loans	$108,903,744	$3,022,849	$111,926,593

	December 31, 2017
	Performing Loans	Impaired Loans	Total
Commercial, financial, and agricultural	$9,660,570	$—	$9,660,570
Real estate – construction, land development, and other land	5,542,797	523,281	6,066,078
Real estate – mortgage	80,400,644	3,797,632	84,198,276
Consumer	4,731,407	2,186	4,733,593

Subtotal	100,335,418	4,323,099	104,658,517
Allowance for loan losses	(1,553,304)	(291,050)	(1,844,354)

Net loans	$98,782,114	$4,032,049	$102,814,163

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

6. LOANS – CONTINUED

Changes in the allowance for loan losses for the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
Balance at beginning of year	$1,844,354	$1,896,643
Loans charged off	(259,449)	(126,969)
Recoveries on loans previously charged off	14,870	74,680

Net charge-offs	(244,579)	(52,289)
Provision charged to operating expenses	—	—

Balance at end of year	$1,599,775	$1,844,354

The allocation and changes in the allowance for loan losses, by loan classification, as of and for the years ended December 31, 2018 and 2017 are as follows:

	December 31, 2018
	Commercial, Financial, and Agricultural	Real Estate – Construction, Land Development, and Other Land	Real Estate – Mortgage	Consumer	Unallocated	Total
Balance at beginning of year	$122,409	$224,766	$978,351	$36,683	$482,145	$1,844,354
Charge-offs	—	—	(250,960)	(8,489)	—	(259,449)
Recoveries	—	—	11,495	3,375	—	14,870

Net charge-offs	—	—	(239,465)	(5,114)	—	(244,579)
Provision	(35,147)	582,600	(435,795)	12,620	(124,278)	—

Ending balance	$87,262	$807,366	$303,091	$44,189	$357,867	$1,599,775

	December 31, 2017
	Commercial, Financial, and Agricultural	Real Estate – Construction, Land Development, and Other Land	Real Estate – Mortgage	Consumer	Unallocated	Total
Balance at beginning of year	$79,543	$78,044	$430,854	$1,755	$1,306,447	$1,896,643
Charge-offs	(44,736)	(33,063)	(32,171)	(16,999)	—	(126,969)
Recoveries	41,841	2,500	450	29,889	—	74,680

Net charge-offs	(2,895)	(30,563)	(31,721)	12,890	—	(52,289)
Provision	45,761	177,285	579,218	22,038	(824,302)	—

Ending balance	$122,409	$224,766	$978,351	$36,683	$482,145	$1,844,354

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

6. LOANS – CONTINUED

The following tables outline the amount of each loan classification based on internally assigned risk ratings as of December 31, 2018 and 2017:

	December 31, 2018
	Commercial, Financial, and Agricultural	Real Estate – Construction, Land Development, and Other Land	Real Estate – Mortgage	Consumer	Total
Pass*	$9,188,621	$8,464,357	$85,227,307	$4,638,617	$107,518,902
Pass - impaired	—	—	—	—	—
Special mention	—	14,294	916,124	11,745	942,163
Special mention - impaired	—	261,449	1,656,420	—	1,917,869
Substandard	21,258	32,066	1,834,767	—	1,888,091
Substandard - impaired	—	420,862	838,089	—	1,258,951
Doubtful - impaired	—	—	—	392	392

	$9,209,879	$9,193,028	$90,472,707	$4,650,754	$113,526,368

*	Loans graded as minimal risk, modest risk, and some risk but sound loan are classified as “Pass” grade for disclosure purposes.

	December 31, 2017
	Commercial, Financial, and Agricultural	Real Estate – Construction, Land Development, and Other Land	Real Estate – Mortgage	Consumer	Total
Pass*	$9,659,781	$5,542,797	$77,166,719	$4,719,738	$97,089,035
Pass - impaired	—	—	—	2,186	2,186
Special mention	—	—	2,022,059	11,669	2,033,728
Special mention - impaired	—	74,666	1,830,013	—	1,904,679
Substandard	789	—	1,211,866	—	1,212,655
Substandard - impaired	—	448,615	1,967,619	—	2,416,234

	$9,660,570	$6,066,078	$84,198,276	$4,733,593	$104,658,517

*	Loans graded as minimal risk, modest risk, and some risk but sound loan are classified as “Pass” grade for disclosure purposes.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

6. LOANS – CONTINUED

The following tables detail the recorded investments, unpaid principal balance, and the related allowance of impaired loans as of December 31, 2018 and 2017, and the average recorded investment of impaired loans for the years ended December 31, 2018 and 2017:

	At December 31, 2018			For the Year Ended December 31, 2018
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
Impaired loans with no recorded allowance:
Real estate - construction, land development, and other land	$686,976	$682,311	$—	$711,352
Real estate - mortgage	1,854,970	1,803,200	—	1,998,109
Consumer	460	392	—	605

Total	2,542,406	2,485,903	—	2,710,066

Impaired loans with a recorded allowance:
Real estate - mortgage	695,803	691,309	154,363	719,935

Total	695,803	691,309	154,363	719,935

Total impaired loans	$3,238,209	$3,177,212	$154,363	$3,430,001

	At December 31, 2017			For the Year Ended December 31, 2017
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
Impaired loans with no recorded allowance:
Commercial, financial, and agricultural	$—	$—	$—	$4,639
Real estate - construction, land development, and other land	454,107	448,615	—	581,020
Real estate - mortgage	2,799,647	2,757,515	—	3,011,945
Consumer	2,317	2,186	—	2,554

Total	3,256,071	3,208,316	—	3,600,158

Impaired loans with a recorded allowance:
Commercial, financial, and agricultural	—	—	—	25,869
Real estate - construction, land development, and other land	74,755	74,666	2,673	37,378
Real estate - mortgage	1,075,829	1,040,117	288,377	988,513

Total	1,150,584	1,114,783	291,050	1,051,760

Total impaired loans	$4,406,655	$4,323,099	$291,050	$4,651,918

For the years ended December 31, 2018 and 2017, the interest income recognized on impaired loans was immaterial.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

6. LOANS – CONTINUED

Past due balances and loans on nonaccrual status at December 31, 2018 and 2017, by loan classification, are as follows:

	December 31, 2018
	Past Due 30-89 Days and Still Accruing	Past Due 90 Days or More and Still	Total Past Due and Performing	Loans on Nonaccrual Status	Current	Total Loans
Commercial, financial, and agricultural	$269,159	$—	$269,159	$—	$8,940,720	$9,209,879
Real estate – construction, land development, and other land	—	2,745	2,745	420,862	8,769,421	9,193,028
Real estate – mortgage	1,073,722	—	1,073,722	358,384	89,040,601	90,472,707
Consumer	34,334	8,224	42,558	—	4,608,196	4,650,754

Total	$1,377,215	$10,969	$1,388,184	$779,246	$111,358,938	$113,526,368

	December 31, 2017
	Past Due 30-89 Days and Still Accruing	Past Due 90 Days or More and Still	Total Past Due and Performing	Loans on Nonaccrual Status	Current	Total Loans
Commercial, financial, and agricultural	$19,757	$—	$19,757	$—	$9,640,813	$9,660,570
Real estate – construction, land development, and other land	—	—	—	448,615	5,617,463	6,066,078
Real estate – mortgage	268,446	443	268,889	1,271,854	82,657,533	84,198,276
Consumer	10,597	—	10,597	2,186	4,720,810	4,733,593

Total	$298,800	$443	$299,243	$1,722,655	$102,636,619	$104,658,517

At December 31, 2018 and 2017, there were no loans classified as nonaccrual that were not deemed to be impaired. At the date such loans were placed on nonaccrual status, the Bank reversed all previously accrued interest income against current year earnings. Had such nonaccrual loans been on accrual status, interest income would have been immaterial for the years ended December 31, 2018 and 2017. The Bank’s policy is that once a loan is classified as impaired, its accrual status is reviewed at that time. Interest income is subsequently recognized to the extent cash payments are received while the loan is classified as nonaccrual but is reviewed on a loan-by-loan basis. The Bank has no commitments to loan additional funds to the borrowers of impaired loans.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

6. LOANS – CONTINUED

The following table details the number of troubled debt restructurings by loan classification as of December 31, 2018 and 2017:

	At December 31, 2018
	Number of Contracts	Premodification Outstanding Recorded Investment	Postmodification Outstanding Recorded Investment
Real estate - mortgage	3	$1,621,040	$2,043,678

	At December 31, 2017
	Number of Contracts	Premodification Outstanding Recorded Investment	Postmodification Outstanding Recorded Investment
Real estate - mortgage	3	$2,043,678	$1,704,005

For the years ended December 31, 2018 and 2017, the Bank had no troubled debt restructurings that subsequently defaulted.

Impaired loans also include loans that the Bank may elect to formally restructure due to the weakening credit status of a borrower such that the restructuring may facilitate a repayment plan that minimizes the potential losses, if any, that the Bank may have to otherwise incur. These loans are classified as impaired loans and, if on nonaccrual status as of the date of restructuring, the loans are included in the nonperforming loan balances noted above. Not included in nonperforming loans are loans that have been restructured that were performing as of the restructure date.

The Bank has pledged eligible one to four family real estate mortgage loans, commercial mortgage loans, multifamily mortgage loans, and investments as collateral to the Federal Home Loan Bank of Atlanta to secure a line of credit in the amount of approximately $56,351,000. At December 31, 2018 and 2017, there was no outstanding balance for this line of credit.

7. PREMISES AND EQUIPMENT

Premises and equipment as of December 31, 2018 and 2017 are as follows:

	2018	2017
Building and improvements	$3,346,259	$3,297,682
Equipment	1,608,730	1,470,547
Furniture and fixtures	495,031	387,072
Automobiles	24,000	24,000

	5,474,020	5,179,301
Accumulated depreciation	(2,959,806)	(2,716,932)
Land	546,872	1,071,872

Premises and equipment, net	$3,061,086	$3,534,241

The provision for depreciation charged to occupancy and equipment expense for the years ended December 31, 2018 and 2017 was $242,874 and $245,503, respectively.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

8. DEPOSITS

The aggregate amount of time deposits in denominations of $250,000 or more at December 31, 2018 and 2017 was $6,315,991 and $1,332,189, respectively.

Demand deposits overdrafts reclassified as loan balances amounted to $39,948 and $34,494 at December 31, 2018 and 2017, respectively.

The maturities of time certificates of deposit and other time deposits issued by the Bank at December 31, 2018, are as follows:

Years Ending December 31,
2019	$31,708,533
2020	19,708,722
2021	4,955,888
2022	4,483,880
2023	2,580,931

$63,437,954

9. REGULATORY CAPITAL MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its subsidiary bank must meet specific capital guidelines involving quantitative measures of the Company and its subsidiary bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.

The Bank’s capital amounts and classification under the prompt corrective guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies. Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total capital and Tier 1 capital to risk-weighted assets (as defined in the regulations) and Tier 1 capital to adjusted total assets (Tier 1 leverage) (as defined). Management believes, as of December 31, 2018 and 2017, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

In July 2013, the banking regulators (or FDIC) published final rules establishing a new comprehensive capital framework for U.S. banking organizations (the final rules). The final rules implement the Basel Committee of Banking Supervision’s December 2010 framework known as Basel III, as well as certain provisions of the Dodd-Frank Act. The final rules, which define the components of capital and also address risk weights, became effective on January 1, 2015. The final rules include a new capital ratio designated as common equity Tier 1 ratio, which is a tighter definition of Tier 1 capital (banks must hold 4.5% by January 2015 and then a further 2.5% capital conservation buffer, totaling 7% that is implemented annually through January 2019); an increase in Tier 1 capital ratio from 4% to 6%; a framework for countercyclical buffers; adjustments to prompt corrective action thresholds; short and medium term quantitative liquidity ratios; and establish criteria that instruments must meet in order to be considered regulatory capital.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

9. REGULATORY CAPITAL MATTERS – CONTINUED

The Bank’s capital amounts and ratios under the new capital guidance are as follows (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under the Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2018
Total risk based capital:
Consolidated	38,049	26.193%	14,345	9.875%	N/A	N/A
Bank	38,144	26.251%	14,349	9.875%	14,530	10.00%
Common equity Tier 1:
Consolidated	36,450	25.092%	9,261	6.375%	N/A	N/A
Bank	36,544	25.150%	9,263	6.375%	9,445	6.50%
Tier 1 risk-based capital:
Consolidated	38,049	26.193%	11,440	7.875%	N/A	N/A
Bank	36,544	25.150%	11,443	7.875%	11,624	8.00%
Tier 1 leverage:
Consolidated	36,450	15.940%	9,146	4.000%	N/A	N/A
Bank	36,544	15.979%	9,148	4.000%	11,435	5.00%
As of December 31, 2017
Total risk based capital:
Consolidated	38,546	28.309%	12,595	9.250%	N/A	N/A
Bank	38,455	28.256%	12,589	9.250%	13,610	10.00%
Common equity Tier 1:
Consolidated	36,842	27.058%	7,829	5.750%	N/A	N/A
Bank	36,752	27.005%	7,826	5.750%	8,846	6.50%
Tier 1 risk-based capital:
Consolidated	36,842	27.058%	9,872	7.250%	N/A	N/A
Bank	36,752	27.005%	9,867	7.250%	10,888	8.00%
Tier 1 leverage:
Consolidated	39,114	17.516%	8,413	4.000%	N/A	N/A
Bank	36,752	17.477%	8,412	4.000%	10,514	5.00%

As of December 31, 2018, the most recent notification from the applicable regulatory agency categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To remain categorized as well-capitalized, the Bank must maintain minimum total capital, Tier 1 capital, and Tier 1 leverage ratios as disclosed in the above table. There have been no changes in conditions or events since the most recent notification that management believes has changed the Bank’s prompt corrective action category.

10. BENEFIT PLANS

The Bank provides a Simplified Employee Pension Plan for qualified employees. The Bank contributes an amount equal to 10% of employee compensation to an individual retirement account (IRA) established in the name of the employee. The IRAs are maintained at the Bank.

Contributions included in salaries and benefits expense for the years ended December 31, 2018 and 2017 amounted to $263,610 and $234,507, respectively.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

10. BENEFIT PLANS – CONTINUED

The Company has also entered into nonqualified deferred compensation agreement plans (the Plans) covering certain executives (Salary Continuation Plan) and members of the Board of Directors (Directors Retirement Plan).

The Salary Continuation Plan provides for the payment of scheduled benefits to the participants or their beneficiaries at either age 65 or their normal retirement date, whichever occurs later. If the participant dies prior to receiving their scheduled monthly payments, the participant’s beneficiary shall receive any remaining monthly payments. Payment of benefits requires that the participant fulfills certain conditions related to age and length of service. The Company is accruing the present value of the estimated liability over the expected remaining years of service. Accelerated accruals may apply if there is a change in control (as defined in the Salary Continuation Plan).

The Directors Retirement Plan provides for the payment of scheduled benefits to the participants or their beneficiaries at age 65 or their normal retirement date, whichever occurs later. If the participant dies prior to receiving their scheduled monthly payments, the participant’s beneficiary shall receive any remaining monthly payments. Payment of benefits requires that the participant fulfills certain conditions related to age and length of service. The Company is accruing the present value of the future benefits to be paid over the term of each participant’s service period.

The Company has determined that the following disclosures are relevant to the Salary Continuation Plan and the Directors Retirement Plan; however, the plans are nonqualified.

The expense for the Plans for 2018 and 2017 are as follows:

	2018	2017
Service cost	$6,004	$8,076
Interest cost	21,360	20,344

	$27,364	$28,420

The following table sets forth the projected benefit obligation of the Salary Continuation and Directors Retirement Plans recognized in the Company’s consolidated statements of financial condition at December 31, 2018 and 2017:

	2018	2017
Present value of benefit obligation:
Vested	$331,989	$325,506
Nonvested	—	—

Projected benefit obligation/pension liability	$331,989	$325,506

The weighted average discount rate used in determining present value of the projected benefit obligation for the Salary Continuation and Directors Retirement Plans ranges from 6% to 8%. The aggregate benefit cost expected to be accrued for the year ending December 31, 2019 is $27,739.

The measurement date for the Plans is December 31 of each year. There are no plan assets on which to compute long-term rates of return. Since there are no plan assets, the Plans are underfunded by the total amount of benefit obligation liability. Furthermore, the Company plans on funding the required payments through the continuing operations of the Bank.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

10. BENEFIT PLANS – CONTINUED

Expected benefit payments for the Salary Continuation and 10- Directors Retirement Plans for the year period following December 31, 2018 are as follows:

Years Ending December 31,
2019	$20,881
2020	27,684
2021	36,487
2022	28,346
2023	27,606
2024 - 2028	189,788

$330,794

The Company has purchased single premium life insurance policies on behalf of the executive officers and certain directors. The Company is the owner of the policies and the related cash surrender values thereon. The cash value of the policies is informally designated to fund, in part, the nonqualified deferred compensation plan. The difference in the face value and the cash-surrender-value of the director policies is payable to the directors’ designated beneficiaries. The cash-surrender-values totaled $5,066,092 and $4,950,126 at December 31, 2018 and 2017, respectively.

11. INCOME TAXES

The tax expense will have the amount recorded in deferred tax expense/benefit for the effect of the change in the tax rate for the deferred items. Note that the 2017 tax expense amount will be at the rate for the year of 34% (federal) and the state tax rate and the 2018 tax expense tax amount will be at the rate for the year of 21% (federal) and the state tax rate.

For the 2017 rate reconciliation, note that the tax expense on income computed at the statutory federal tax rate will be at 34% and then the items for the increase (decrease) in taxes to arrive at the income tax expense, which will equal the current year effective tax rate. Note that one of the reconciling items will be the effect of the corporate tax rate change for deferred tax items due to the Tax Cuts and Jobs Act of 2017 or something similar for descriptive purposes.

For the deferred tax items, note that the amounts for 2017 will be taxed at the tax rate per the enactment date due to the Tax Cuts and Jobs Act of 2017, or 21% for federal and 6.5% for state.

Pursuant to ASC 740-10-30-2, deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. On December 22, 2017, the President of the United States signed the “Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018” (referred to as the “Tax Cuts and Jobs Act”). The Act provides for a reduction in the corporate tax rate from a maximum tax rate of 35% to a flat tax rate of 21% effective for tax years beginning after December 31, 2017. As a result, the Company revalued its deferred tax assets and liabilities as of December 22, 2017 and recorded the effect of this change as a component of tax expense. The tax expense recorded related to the change in the enacted federal tax rate as of December 31, 2017 is $697,684. The current tax expense rate of 21% will be effective beginning January 1, 2018.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

11. INCOME TAXES – CONTINUED

Federal and state income taxes receivable (payable) as of December 31, 2018 and 2017, included in other assets and other liabilities, are as follows:

	2018	2017
Current:
Federal	$1,241,661	$51,347
State	(136,632)	(137,751)

The components of the net deferred income tax asset (liability) as of December 31, 2018 and 2017, included in other assets and other liabilities, are as follows:

	2018	2017
Deferred tax asset:
Federal	$1,224,314	$2,162,729
State	122,906	115,987

Total deferred tax asset	1,347,220	2,278,716
Deferred tax liability:
Federal	(629,348)	(611,679)
State	(194,798)	(189,329)

Total deferred tax liability	(824,146)	(801,008)

Net deferred tax asset	$523,074	$1,477,708

The tax effects of each type of income and expense item that gave rise to deferred taxes are:

	2018	2017
AMT credit carryover	$827,578	$1,915,726
Allowance for loan losses	233,037	233,037
Net unrealized gains on securities	195,074	(35,292)
Nondeductible other real estate writedown	—	—
Deferred compensation	91,297	89,514
Depreciation	(105,799)	(59,341)
Amortization of goodwill	(718,347)	(706,375)
Other	234	40,439

Net deferred tax asset	$523,074	$1,477,708

The alternative minimum tax (AMT) credit carryover is indefinite and does not expire.

Deferred tax assets are subject to a “more likely than not” test. If the “more likely than not” test is not met, a valuation allowance must be established against the deferred tax asset. Based on estimated future taxable income, management believes it is more likely than not that the deferred tax assets will be fully utilized; therefore, no valuation allowance is deemed necessary.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

11. INCOME TAXES – CONTINUED

The components of income tax expense for the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
Current:
Federal	$(775,899)	$499,112
State	144,351	152,729
Deferred:
Federal	1,132,000	(686,684)
State	53,000	7,000

	$553,452	$(27,843)

There were no tax effects from security transactions for the years ended December 31, 2018 and 2017.

The principal reasons for the difference in the effective tax rate and the federal statutory rate are as follows for the years ended December 31, 2018 and 2017:

	2018	2017
Statutory federal income tax rate	21.0%	34.0%
Effect on rate of:
Tax-exempt securities	(8.8)	(13.3)
Tax-exempt loan income	(0.1)	(0.2)
Insurance cash surrender value increase, net	(1.3)	(1.6)
Death benefit paid in excess of cash surrender value	—	(3.3)
Interest expense disallowance	0.2	0.2
State income tax, net of federal tax benefit	4.6	2.8
Devaluation of current year AMT	—	—
Change in tax rate	—	(19.7)
Other	2.5	0.3

Effective income tax rate	18.1%	(0.8)%

As of December 31, 2018 and 2017, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the consolidated financial statements. Under statute, the Company is subject to Internal Revenue Service and state taxing authority review for tax years 2015, 2015, and 2017. The Company has filed tax returns through 2017.

12. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank offers a variety of financial products to its customers to aid them in meeting their requirements for liquidity, credit enhancement, and interest rate protection. Accounting principles generally accepted in the United States of America recognize these transactions as contingent liabilities and, accordingly, they are not reflected in the accompanying consolidated financial statements.

Loan commitments are made to accommodate the financial needs of the Bank’s customers. Standby letters of credit commit the Bank to make payments on behalf of customers when certain specified future events occur. Historically, most loan commitments and standby letters of credit expire unused. The Bank’s exposure to credit

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

12. COMMITMENTS AND CONTINGENCIES – CONTINUED

loss in the event of nonperformance by the counterparty to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same underwriting standards in making commitments and conditional obligations as it does for on-balance sheet instruments. The amount of collateral obtained is based on management’s credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. The value of the collateral held to secure letters of credit at December 31, 2018 was approximately $809,000. The Bank records a liability, when material, for the estimated fair value of standby letters of credit based on the fees charged for these arrangements. At December 31, 2018 and 2017, this liability was not material to these consolidated financial statements.

The approximate total amounts of loan commitments and standby letters of credit are summarized as follows at December 31:

	2018	2017
Commitments to extend credit	$19,009,162	$6,501,339
Standby letters of credit	457,023	408,030

	$19,466,185	$6,909,369

Management conducts regular     reviews of these instruments on an individual     customer basis. Management does not anticipate any material losses as a result of these commitments.

13. CONCENTRATIONS OF CREDIT

Most of the Bank’s loans, commitments and commercial and standby letters of credit have been granted to customers in the Bank’s market area. Many such customers are depositors of the Bank. A substantial portion of the Bank’s customers’ ability to honor their contracts is dependent on the business economy in those areas. The Bank has a concentration in loans secured by real estate and makes up 88% of the Bank’s loan portfolio. A substantial portion of these loans is secured by real estate in the Bank’s primary market area. Accordingly, the ultimate collectibility of the loan portfolio and the recovery of the carrying amount of foreclosed real estate are susceptible to changes in market conditions in the Bank’s primary market area.

The other significant concentrations of credit by type of loan are set forth in Note 6. The distribution of commitments to extend credit related primarily to unused real estate draw lines. Commercial and standby letters of credit were granted primarily to commercial borrowers.

14. RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS, OR ADVANCES

The Bank is subject to the dividend restrictions set forth by the State Banking Department. Under such restrictions, the Bank may not, without the prior approval of the State Banking Department, declare dividends in excess of the sum of the current year’s earnings plus the retained earnings from the prior two years. For the year ending December 31, 2019, the Bank can declare dividends, without regulatory approval of approximately $1,846,000 plus an additional amount equal to its net profits for 2019. However, restrictions exist related to the maintenance of adequate capital and, as such, may further restrict the amounts of allowable dividends which can be paid.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

15. RELATED PARTY TRANSACTIONS

Loans

Certain directors, executive officers, and principal stockholders, including their immediate families and associates, were loan customers of the Bank during 2018 and 2017. A summary of activity and amounts outstanding is as follows:

	2018	2017
Balance at beginning of year	$2,480,934	$2,689,980
New loans	790,642	161,000
Repayments	(455,548)	(370,046)

Balance at end of year	$2,816,028	$2,480,934

Deposits

Total deposits of related parties at December 31, 2018 and 2017 amounted to $4,860,972 and $2,849,339, respectively.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash Equivalents and Short-Term Investments – For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities – For securities available-for-sale, fair values are based on quoted market prices or dealer quotes. For other investments, fair value is estimated to be approximately the carrying amount.

Loans – For certain homogeneous categories of loans, such as some residential mortgages, credit card receivables, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Accrued Interest Receivable and Payable – The carrying amount of accrued interest receivable and payable approximates their fair values.

Deposits – The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings – Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to Extend Credit, Standby Letters of Credit, and Financial Guarantees Written – The fair value of commitments, letters of credit, and financial guarantees is estimated to be approximately the fees charged for these arrangements.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

16. FAIR VALUE OF FINANCIAL INSTRUMENTS – CONTINUED

The estimated fair values of the Company’s financial instruments as of December 31, 2018 and 2017, are as follows:

	2018		2017
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and short-term investments	$21,716,474	$21,716,474	$12,903,780	$12,903,780
Securities	87,434,524	87,434,524	82,746,163	82,746,163
Restrictive equity investments	716,800	716,800	716,400	716,400
Loans, net allowance	111,926,593	111,596,019	102,814,163	102,676,390
Accrued interest receivable	1,123,425	1,123,425	1,094,137	1,094,137
Financial liabilities:
Deposits	195,800,066	$171,297,514	$173,493,364	$160,801,505
Accrued interest payable	—	—	—	—
Unrecognized financial instruments:
Commitments to extend credit	$19,009,162	$190,092	$6,501,339	$65,013
Standby letters of credit	457,023	4,570	408,030	4,080

The Bank’s assets and liabilities recorded at fair value have been     categorized based upon a fair value hierarchy in accordance with ASC Topic 820 (Note 2).

Items Measured at Fair Value on a Recurring Basis

The following fair value hierarchy tables presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2018 and 2017:

	December 31, 2018
		Fair Value Measurement at Reporting Date Using
	Fair Value	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
U.S. Government-sponsored enterprises (GSEs)	$27,979,698	$—	$27,979,698	$—
State and municipal securities	50,545,809	—	50,545,809	—
Mortgage-based securities GSE Residential	8,909,017	—	8,909,017	—

Total Assets	$87,434,524	$—	$87,434,524	$—

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

16. FAIR VALUE OF FINANCIAL INSTRUMENTS – CONTINUED

	December 31, 2017
		Fair Value Measurement at Reporting Date Using
	Fair Value	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
U.S. Government-sponsored enterprises (GSEs)	$23,984,084	$—	$23,984,084	$—
State and municipal securities	47,064,040	—	47,064,040	—
Mortgage-based securities GSE Residential	11,698,039	—	11,698,039	—

Total Assets	$82,746,163	$—	$82,746,163	$—

The valuation techniques used to measure fair value for the items in the table above are as follows:

Securities available-for-sale – The fair value is based on quoted market prices in an active market for identical assets and liabilities as of the reporting date. The fair value is categorized within Level 2 of the fair value hierarchy.

Items Measured at Fair Value on a Nonrecurring Basis

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2018 and 2017:

	December 31, 2018
		Fair Value Measurement at Reporting Date Using
	Fair Value	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Impaired loans	$3,022,849	$—	$—	$3,022,849
Foreclosed real estate	235,000	—	—	235,000

Total Assets	$3,257,849	$—	$—	$3,257,849

	December 31, 2017
		Fair Value Measurement at Reporting Date Using
	Fair Value	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Impaired loans	$4,032,049	$—	$—	$4,032,049
Foreclosed real estate	—	—	—	—

Total Assets	$4,032,049	$—	$—	$4,032,049

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

16. FAIR VALUE OF FINANCIAL INSTRUMENTS – CONTINUED

The valuation techniques used to measure fair value for the items in the table above are as follows:

Impaired Loans – Nonrecurring fair value adjustments to loans reflect full or partial writedowns that are based on the loan’s observable market price or current appraised value of the collateral. Loans subjected to nonrecurring fair value adjustments based on the current appraised value of the collateral may be classified as Level 2 or Level 3 depending on the type of asset and the inputs to the valuation. When appraisals are used to determine impairment, and these appraisals require significant adjustments to market-based valuation inputs or apply an income approach based on unobservable cash flows to measure fair value, the related loans subjected to nonrecurring fair value adjustments are typically classified as Level 3 due to the fact that Level 3 inputs are significant to the fair value measurement.

Foreclosed Real Estate – Nonrecurring fair value adjustments to foreclosed real estate reflect full or partial writedowns that are based on the real estate’s observable market price or current appraised value of the collateral as adjusted by management on occasion for estimated selling expenses and market discounts.

17. LITIGATION

While the Company and its subsidiary are parties to various legal proceedings arising from the ordinary course of business, management believes after consultation with legal counsel that there are no proceedings threatened or pending against the Company or its subsidiary that will, individually or in the aggregate, have a material adverse effect on the business or financial condition of the Company.

18. CONDENSED PARENT COMPANY INFORMATION

Statements of Financial Condition at December 31:

ASSETS
	2018	2017
CASH AND DUE FROM BANKS	$1,064,306	$26,035
INVESTMENT IN SUBSIDIARY (equity method) – eliminated upon consolidation	37,829,296	38,532,411
OTHER ASSETS	70,403	64,435

TOTAL ASSETS	$38,964,005	$38,622,881

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES	$1,040,076	$—
STOCKHOLDERS’ EQUITY	37,923,929	38,622,881

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$38,964,005	$38,622,881

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

18. CONDENSED PARENT COMPANY INFORMATION – CONTINUED

Statements of Income for the Years Ended December 31:

	2018	2017
INCOME
Dividends from subsidiary – eliminated upon consolidation	$2,630,190	$1,330,095
EXPENSES
Professional fees	26,427	24,890
Other operating expenses	4,753	4,582

Total expenses	31,180	29,472

INCOME BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARY	2,599,010	1,300,623
INCOME TAX BENEFIT	5,343	27,493

INCOME BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARY	2,604,353	1,328,116
EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARY	(95,785)	2,238,601

NET INCOME	$2,508,568	$3,566,717

Statements of Cash Flows for the Years Ended December 31:

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,508,568	$3,566,717
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed income of subsidiary	95,785	(2,238,601)
Other, net	1,034,108	(27,493)

Net cash provided by operating activities	3,638,461	1,300,623

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends	(2,600,190)	(1,300,095)

Net cash used in financing activities	(2,600,190)	(1,300,095)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,038,271	528
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	26,035	25,507

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,064,306	$26,035

ACCOUNTANTS’ COMPILATION REPORT

To the Board of Directors and Stockholders

East Alabama Financial Group, Inc. and Subsidiary

Management is responsible for the accompanying consolidated financial statements of East Alabama Financial Group, Inc. and Subsidiary (the Company) which comprise the statements of financial condition as of June 30, 2019 and 2018, and the related statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the six months then ended, in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on the financial statements.

Management has elected to omit substantially all the disclosures required by accounting principles generally accepted in the United States of America. If the omitted disclosures were included in the financial statements, they might influence the user’s conclusions about the Company’s financial position, results of operations, and cash flows. According statements are not designed for those who are not informed about such matters.

/s/ Warren Averett, LLC

Anniston, Alabama
January 30, 2020

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

JUNE 30, 2019 AND 2018

(AMOUNTS IN THOUSANDS)

ASSETS

	Unaudited 2019	Unaudited 2018
CASH AND CASH EQUIVALENTS
Cash and due from banks	$5,096	$5,099
Interest-bearing deposits with other banks	8,143	12,083

Total cash and cash equivalents	13,239	17,182

SECURITIES
Securities available-for-sale	95,012	84,445
Restrictive equity investments	737	717

Total securities	95,749	85,162

LOANS, NET OF ALLOWANCE FOR LOAN LOSSES	119,274	103,483
BANK-OWNED LIFE INSURANCE	5,123	5,007
PREMISES AND EQUIPMENT, NET	3,002	2,938
GOODWILL	2,612	2,612
ACCRUED INTEREST RECEIVABLE	1,142	1,027
INCOME TAX RECEIVABLE	181	163
DEFERRED INCOME TAX ASSET	—	1,727
PREPAID EXPENSES	89	128
FORECLOSED REAL ESTATE	168	—
OTHER ASSETS	284	6

TOTAL ASSETS	$240,863	$219,435

See accountants’ compilation report.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION – CONTINUED

JUNE 30, 2019 AND 2018

(AMOUNTS IN THOUSANDS)

LIABILITIES AND STOCKHOLDERS’ EQUITY

	Unaudited 2019	Unaudited 2018
DEPOSITS
Noninterest-bearing checking	$43,446	$32,908
Interest-bearing
Checking	68,850	69,261
Savings	25,570	22,280
Time deposits	61,705	56,682

Total deposits	199,571	181,131

DEFERRED TAX LIABILITY	460	—
DEFERRED COMPENSATION AGREEMENTS	335	329
ACCRUED INTEREST PAYABLE	47	27
OTHER LIABILITIES	478	391

Total liabilities	200,891	181,878

STOCKHOLDERS’ EQUITY
Common stock, $0.01 par value; 1,000,000 shares authorized; 570,988 shares issued and 520,038 shares outstanding as of March 31, 2019	6	6
Additional paid-in capital	5,794	5,794
Accumulated other comprehensive income (loss)	1,210	(706)
Retained earnings	35,234	34,735
Treasury stock – 50,950 shares, at cost at March 31, 2019	(2,272)	(2,272)

TOTAL STOCKHOLDERS’ EQUITY	39,972	37,557

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$240,863	$219,435

See accountants’ compilation report.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(AMOUNTS IN THOUSANDS)

	Unaudited 2019	Unaudited 2018
INTEREST INCOME
Interest and fees on loans	$3,273	$2,810
Interest on investment securities:
Taxable securities	1,086	765
Tax-exempt securities	419	559
Interest on interest-bearing deposits	162	131

Total interest income	4,940	4,265

INTEREST EXPENSE
Interest on deposits	560	343
Interest on borrowings	—	—

Total interest expense	560	343

NET INTEREST INCOME	4,380	3,922
PROVISION FOR LOAN LOSSES	—	—

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	4,380	3,922

See accountants’ compilation report.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME – CONTINUED

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(AMOUNTS IN THOUSANDS)

	Unaudited 2019	Unaudited 2018
NONINTEREST INCOME
Service charges, fees, and commissions	$424	$388
Net investment security gains	—	—
Earnings on life insurance contracts	77	75
Miscellaneous income	33	61

Total noninterest income	534	524

NONINTEREST EXPENSES
Salaries and employee benefits	2,015	1,680
Occupancy and equipment expense	629	524
Data processing expense	187	158
FDIC and state assessments	43	39
Advertising and public relations	15	18
Postage and courier	65	60
Professional fees	137	134
Telephone	42	38
Other expenses	405	209

Total noninterest expenses	3,538	2,860

INCOME BEFORE INCOME TAXES	1,376	1,586
INCOME TAX PROVISION	274	296

NET INCOME	$1,102	$1,290

See accountants’ compilation report.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(AMOUNTS IN THOUSANDS)

	Unaudited 2019	Unaudited 2018
NET INCOME	$1,102	$1,290
OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized losses on securities:
Unrealized holding gains arising during the period	2,378	(1,102)
Income tax related to items of other comprehensive income	(654)	303

Net change in unrealized losses on securities, net of deferred tax	1,724	(799)

COMPREHENSIVE INCOME	$2,826	$491

See accountants’ compilation report.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY – UNAUDITED

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(AMOUNTS IN THOUSANDS)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
	Shares	Par Value
BALANCE AT DECEMBER 31, 2018	571	$6	$5,794	$(514)	$34,910	$(2,272)	$37,924
Net income		—	—	—	1,102	—	1,102
Dividends declared and paid		—	—	—	(778)	—	(778)
Other comprehensive gain		—	—	1,724	—	—	1,724

BALANCE AT JUNE 30, 2019	571	$6	$5,794	$1,210	$35,234	$(2,272)	$39,972

See accountants’ compilation report.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY – UNAUDITED

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(AMOUNTS IN THOUSANDS)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
	Shares	Par Value
BALANCE AT DECEMBER 31, 2017	571	$6	$5,794	$93	$35,002	$(2,272)	$38,623
Net income		—	—	—	1,290	—	1,290
Dividends declared and paid		—	—	—	(1,557)	—	(1,557)
Other comprehensive loss		—	—	(799)	—	—	(799)

BALANCE AT JUNE 30, 2018	571	$6	$5,794	$(706)	$34,735	$(2,272)	$37,557

See accountants’ compilation report.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(AMOUNTS IN THOUSANDS)

	Unaudited 2019	Unaudited 2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,102	$1,290
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization, and accretion, net	142	140
Provision for loan losses	—	—
Deferred income tax (benefit) expense	328	54
Change in accrued interest receivable	(19)	67
Change in income tax receivable	1,061	(112)
Change in prepaid expenses	(1)	(34)
Change in deferred compensation agreements	3	3
Change in accrued interest payable	5	3
Change in other, net	(1,452)	(142)

Net cash provided by operating activities	1,169	1,269

CASH FLOWS FROM INVESTING ACTIVITIES
Net change in available-for-sale securities	(5,209)	(2,818)
Net change in restrictive investments	(20)	(1)
Net change in loans receivable	(7,348)	(669)
Proceeds from sale of foreclosed assets	67	—
Net proceeds (purchases) of premises and equipment	(72)	473
Change in bank-owned life insurance	(57)	(57)

Net cash used in investing activities	(12,639)	(3,072)

See accountants’ compilation report.

EAST ALABAMA FINANCIAL GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(AMOUNTS IN THOUSANDS)

	Unaudited 2019	Unaudited 2018
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposit accounts	$3,771	$7,638
Cash dividends paid	(778)	(1,557)

Net cash provided by financing activities	2,993	6,081

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,477)	4,278
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	21,716	12,904

CASH AND CASH EQUIVALENTS AT END OF YEAR	$13,239	$17,182

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for interest	$555	$340

NONCASH ACTIVITIES
Total decrease in unrealized gains on available-for-sale securities	$2,378	$(1,102)

See accountants’ compilation report.

                Shares

Common Stock

Prospectus

                , 2020

KEEFE, BRUYETTE & WOODS, A Stifel Company

SUNTRUST ROBINSON HUMPHREY

Through and including                 , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below is an itemization of total expenses, other than underwriting discounts and commissions, that we expect to incur in connection with the sale of our common stock in the offering. With the exception of the SEC registration fee, the FINRA filing fee and the NASDAQ listing fees and expenses, all amounts shown are estimates:

Amount*
SEC registration fee
FINRA filing fee
NASDAQ listing fees and expenses
Transfer agent and registrar fees and expenses
Printing fees and expenses
Legal fees and expenses
Accounting expenses
Miscellaneous expenses

Total

*	To be furnished by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Alabama Business Corporation Law of 2019

Subject to applicable law, a director shall not be held personally liable to Southern States or its stockholders for monetary damages for any action taken, or any failure to take any action as a director, except that a director’s liability shall not be eliminated for (i) the amount of a financial benefit received by a director to which he or she is not entitled; (ii) an intentional infliction of harm on Southern States or the stockholders; (iii) a violation of section 10A-2A-8.32 of the Alabama Business Corporation Law; or (iv) an intentional violation of criminal law. It is the intention that the directors of Southern States be protected from personal liability to the fullest extent permitted by the Alabama Business Corporation Law as it now or hereafter exists. If at any time in the future the ABCL is modified to permit further or additional limitations on the extent to which directors may be held personally liable to Southern States, the protection afforded by Southern States’ articles of incorporation shall be expanded to afford the maximum protection permitted under such law.

Subject to the above limitations and in accordance with the ABCL, Southern States will indemnify a director or officer who was successful, on the merits or otherwise, in the defense of any proceeding, or of any claim, issue or matter in the proceeding to which he or she was a party because he or she is or was a director or officer of Southern States against reasonable expenses incurred in connection with the proceeding, notwithstanding that he or she was not successful on any other claim, issue or matter in any such proceeding.

Furthermore, the ABCL provides that Southern States may indemnify an individual made a party to a proceeding because he or she is or was a director or officer of Southern States against liability incurred in a proceeding if: (1) he or she conducted himself or herself in good faith; and (2) he or she reasonably believed (a) in the case of conduct in his or her official capacity with Southern States, that his or her conduct was in its best interest; and (b) in all other cases, that his or her conduct was at least not opposed to its best interest; and (3) in the case of any criminal proceeding he or she had no reasonable cause to believe his or her conduct was unlawful. Southern States may not indemnify a director or officer in connection with a proceeding by or in the right of Southern States in which the director or officer has not met the relevant standard of conduct; or in connection with any other proceeding charging improper personal benefit to him or her, whether or not involving action in his or her official capacity, in which he or she was adjudged liable on the basis that financial benefit was improperly received by him or her. Southern States’ bylaws also require indemnification to the fullest extent provided by the ABCL.

Under the ABCL, Southern States may, before final disposition of a proceeding, advance funds to pay for or reimburse expenses incurred in connection with a proceeding by an individual who is a party to the proceeding because that individual is a director, if the director delivers to Southern States a signed written undertaking to repay any funds advanced if (i) the director is not entitled to mandatory indemnification, and (ii) it is ultimately determined that the director is not entitled to indemnification.

Bylaws

Under its bylaws, Southern States must indemnify any persons who may be indemnified under the ABCL.

Insurance Coverage

Southern States and Southern States Bank have procured a directors and officers liability insurance policy providing for insurance against certain liabilities incurred by directors and officers of Southern States and Southern States Bank while serving in their capacities as such, to the extent such liabilities could be indemnified under the above provisions.

Underwriting Agreement

The form of Underwriting Agreement to be filed as an exhibit hereto obligates the underwriters to indemnify our directors, officers and controlling persons under limited circumstances against certain liabilities under the Securities Act.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Within the past three years, we have engaged in the following transactions that were not registered under the Securities Act:

(i)

In December 2016, the Company completed a private placement pursuant to Regulation D, Rule 506(b) of the Securities Act, of 2,137,143 shares of common stock to accredited investors, resulting in total gross proceeds of $29,920,002.

(ii)

In December 2016, as part of the same transaction in item (i) above, the Company sold 161,143 shares of Series B Convertible Perpetual Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”) to accredited investors, resulting in total gross proceeds of $11,280,110. The 161,143 shares of Series B Preferred Stock were converted into 805,715 shares of non-voting common stock during 2017.

(iii)

In January 2017, the Company completed a private placement as part of the same transaction in items (i) and (ii) above of 243,957 shares of common stock to accredited investors, resulting in total gross proceeds of $3,415,398.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe that the offers, sales, and issuances of the above securities were exempt from registration under the Securities Act, including by virtue of Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering.

In addition, the Company has granted options to purchase shares of its common stock as well as restricted stock pursuant to its stock option plan to certain officers and employees pursuant to SEC Rule 701 (and Section 4(a)(2) of the Securities Act) and shares to certain directors in instead of cash director fees under the same exemptions.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits:

Number	Description

1.1*	Form of Underwriting Agreement

2.1*	Agreement and Plan of Merger by and between Southern States Bancshares, Inc. and East Alabama Financial Group, Inc., dated as of May 7, 2019

3.1*	Certificate of Incorporation of Southern States Bancshares, Inc., as amended

3.2*	Amended and Restated Bylaws of Southern States Bancshares, Inc.

4.1*	Specimen common stock certificate

5.1*	Form of Opinion of Jones Walker, LLP

10.1*	Loan Agreement, dated , 2019, between Southern States Bancshares, Inc. and First Horizon Bank (formerly First Tennessee Bank National Association), and related Pledge Agreement and related Revolving Credit Note

10.2*	Subordinated Note Purchase Agreement dated June 15, 2016 and Form of Subordinated Note

10.3*†	2017 Incentive Stock Compensation Plan

10.4*†	Form of Restricted Stock Award Agreement

10.5*†	Form of Option Award Agreement

10.6*†	Employment Agreement, dated March 24, 2010, by and between Stephen W. Whatley and Southern States Bank

10.7*†	First Amendment to Employment Agreement, dated September 21, 2016, by and between Stephen W. Whatley and Southern States Bank

10.8*†	Confidentiality, Non-Competition Agreement and Non-Solicitation Agreement, dated September 21, 2016, by and between Stephen W. Whatley and Southern States Bank

10.9*†	Employment Agreement, dated February 5, 2007, by and between Mark Chambers and NAB, LLC

10.10*†	Employment Agreement, dated February 19, 2013, by and between Lynn Joyce and Southern States Bank

10.11*†	Employment Agreement, dated March 24, 2010, by and between James W. Swift and Southern States Bank

10.12*†	Employment Agreement, dated March 24, 2010, by and between Greg Smith and Southern States Bank

10.13*	Registration Rights Agreement, dated as of December 28, 2016, by and among Southern States Bancshares, Inc. and the purchasers party thereto

10.14*	Stock Purchase Agreement by and among Southern States Bancshares, Inc. and the purchasers identified on the signature pages thereto, dated as of December 27, 2016

21.1*	Subsidiaries of Southern States Bancshares, Inc.

23.1*	Consent of Mauldin Jenkins, LLC

23.2*	Consent of Warren Averett, LLC

23.3*	Consent of Jones Walker, LLP (contained in Exhibit 5.1)

24.1*	Power of Attorney (included on the signature page to the registration statement)

*	To be filed by amendment.
†	Indicates a management contract or compensatory plan.

(b) Financial Statement Schedules: None. All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements and related notes.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates (if certificates are requested) in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser. Otherwise shares shall be uncertificated.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby further undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)

For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in Anniston, Alabama on                , 2020.

SOUTHERN STATES BANCSHARES

By:
Name: Stephen W. Whatley
Title: Chairman and CEO

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen W. Whatley and Lynn Joyce, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates set forth below.

Signature	Title	Date

Stephen W. Whatley	Chairman and Chief Executive Officer, and Director (Principal Executive Officer)	*

Lynn Joyce	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	*

Lewis Beavers	Director	*

Lucinda Cannon	Director	*

Robert F. Davie	Director	*

Floyd C. Davis	Director	*

J. Henry Smith, IV	Director	*

Signature	Title	Date

Brian Stacy Holmes	Director	*

Alfred Hayes, Jr.	Director	*

Brent David Hitson	Director	*

Jimmy Alan LaFoy	Director	*

James J. Lynch	Director	*

Jay Florey Pumroy	Director	*

Henry A. Turner	Director	*

*	, 2020